As filed with the U.S. Securities and Exchange Commission on July 3, 2019.

Registration No. 333-229208

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

____________________________________

AMENDMENT NO. 4 TO
FORM F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

____________________________________

HEZHONG INTERNATIONAL (HOLDING) LIMITED

(Exact name of Registrant as specified in its charter)

____________________________________

Not Applicable

(Translation of Registrant’s name into English)

Cayman Islands	6199	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification number)

Block A, Room 503, Dachong Business Center
Hi-Tech Park, Nanshan District, Shenzhen, Guangdong Province, China 518000
Tel: +86 755-86535407

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

____________________________________

Puglisi & Associates
850 Library Avenue, Suite 204
Newark, DE 19711
Tel: (302) 738-6680

(Name, address, including zip code, and telephone number, including area code, of agent for service)

____________________________________

Copies to:

Benjamin Tan, Esq.
Sichenzia Ross Ference LLP.
1185 Avenue of the Americas, 37th Floor
New York, NY 10036
Tel: (212) 930-9700

Approximate date of commencement of proposed sale to the public: as soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

CALCULATION OF REGISTRATION FEE

Title of the Class of Securities to be Registered	Amount to be Registered(2)	Proposed Maximum Aggregate Price Per Share(3)	Proposed Maximum Aggregate Offering Price(3)	Amount of Registration Fee
Ordinary shares, par value $0.0001 per share(1)	1,437,500	$4.00	$5,750,000	$696.9(4)

____________

(1)      Includes 187,500 additional ordinary shares which may be issued upon exercise of the underwriters’ over-allotment option.

(2)      In accordance with Rule 416(a), the Registrant is also registering an indeterminate number of additional ordinary shares that shall be issuable pursuant to Rule 416 to prevent dilution resulting from share splits, share dividends or similar transactions.

(3)      Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(a) under the Securities Act of 1933, as amended. The $4.00 per share price is the minimum price that we would offer the ordinary shares at and is not a midpoint of any range.

(4)      Previously paid.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS (Subject to Completion)	July 3, 2019

1,250,000 Ordinary Shares

HEZHONG INTERNATIONAL (HOLDING) LIMITED

This is the initial public offering of ordinary shares of HeZhong International (Holding) Limited, a Cayman Islands exempted company. We are offering 1,250,000 ordinary shares. We expect the initial public offering price of the shares to be $4.00 per share, which is the minimum price that we would offer the ordinary shares at and is not a midpoint of any range. Prior to this offering, there has been no public market for our ordinary shares. We have applied to have our ordinary shares listed on the Nasdaq Capital Market (or Nasdaq) under the symbol “HZ.” We cannot guarantee that we will be successful in listing our ordinary shares on the Nasdaq; however, we will not complete this offering unless we are so listed.

Following the completion of this offering, we will be a “controlled company” under the listing requirements of Nasdaq. Mr. Zhaobin Wen, our founder and chairman of our board of directors, will beneficially own approximately 72.73% of the aggregate voting power of our outstanding ordinary shares upon completion of this offering. We do not intend to rely on the controlled company exemptions under the Nasdaq listing rules. See “Risk Factors” and “Management — Controlled Company.”

We are an “emerging growth company,” as that term is used in the Jumpstart Our Business Startups Act of 2012, and will be subject to reduced public company reporting requirements. See “Prospectus Summary — Implications of Being an Emerging Growth Company.”

Investing in our ordinary shares is highly speculative and involves a significant degree of risk. See “Risk Factors” beginning on page 9 of this prospectus for a discussion of information that should be considered before making a decision to purchase our ordinary shares.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$	$
Underwriting fee and commissions(1)	$	$
Proceeds to us, before expenses	$	$

____________

(1)      For a description of other terms of the compensation to be received by the underwriters, see “Underwriting.”

The underwriters expect to deliver the ordinary shares against payment as set forth under “Underwriting”, on or about         , 2019.

The date of this prospectus is         , 2019.

You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front of this prospectus.

i

PROSPECTUS SUMMARY

This summary highlights certain information contained elsewhere in this prospectus. You should read the entire prospectus carefully, including our financial statements and related notes and the risks described under “Risk Factors” beginning on page 9. We note that our actual results and future events may differ significantly based upon a number of factors. The reader should not put undue reliance on the forward-looking statements in this document, which speak only as of the date on the cover of this prospectus.

This prospectus contains information from a report commissioned by us and prepared by Shenzhen Xindibiao Consulting Co., Ltd (“Xindibiao”), an independent market research and consulting firm, to provide information on the online “peer-to-peer” (“P2P”) lending industry, in China.

All references to “we,” “us,” “our,” or similar terms used in this prospectus refer to HeZhong International (Holding) Limited, a Cayman Islands exempted company, including its wholly owned subsidiaries and variable interest entity (“VIE”), unless the context otherwise indicates. “WFOE” or “Helizhong Consulting” refers to Shenzhen Helizhong Enterprise Consulting Co., Ltd., our wholly owned subsidiary. We currently conduct our business through Shenzhen HeZhong Fortune Finance and Investment Management Co., Ltd. (“Shenzhen HeZhong”), our operating entity in China.

“PRC” or “China” refers to the People’s Republic of China, excluding, for the purpose of this prospectus, Taiwan, Hong Kong and Macau, “RMB” or “Renminbi” refers to the legal currency of China and “$” or “U.S. dollars” refers to the legal currency of the United States.

Overview

We are an online peer-to-peer lending marketplace facilitating loans between borrowers and investors, providing borrowers accessible, affordable credit and offering investors attractive risk-adjusted returns. From our inception through March 31, 2019, we have matched loan transactions with an aggregate value of approximately RMB6.00 billion ($893.73 million). We primarily conduct our businesses in Guangdong Province, China and service exclusively Chinese borrowers and investors.

We have generated revenue from fees charged to borrowers for our services in matching them with investors. From our inception through March 31, 2019, we have accumulated an aggregate of 6,937,212 registered users, of which 111,291 investors and 724,290 borrowers have participated in the loan transactions facilitated through our platform. We acquire borrowers and investors through various channels, including referrals from business partners, social media, search engines and our own channels including our website, WeChat official accounts and mobile applications. Shenzhen Dadi Xintong Guarantee Co., Ltd., a PRC qualified, third party guarantee service company (which we refer to herein as Dadi) provides a guarantee for loans facilitated through our online marketplace to assure that investors’ principal and interest would be repaid in the event that their loans default.

We primarily focus on facilitating consumer loans ranging from RMB3,000 ($447) to RMB50,000 ($7,450), which represented approximately 93% and 96% of our total transaction volume during the fiscal year ended June 30, 2018 and the six months ended December 31, 2018, respectively. Consumer loans are loans that can be used to make various consumer purchases and generally have interest rates (excluding all transaction fees) of between 10% and 13.5% per annum and tenures, which are the periods from the date of issuance of the loan to the repayment date stipulated in the loan agreement, from 360 days to 540 days. During the fiscal years ended June 30, 2018 and 2017, we also facilitated short term consumer loans ranging from 7 days to 90 days. Our automobile loans range from RMB20,000 ($2,980) to RMB200,000 ($29,801) and accounted for 7% and 4% of our total loan transaction volume for the fiscal year ended June 30, 2018 and the six months ended December 31, 2018, respectively. Automobile loans are loans extended to automobiles owners primarily for their liquidity and capital needs and generally have interest rates (excluding all transaction fees) between 8% to 15% per annum and tenures from one month to 36 months.

The total borrowing cost of a loan facilitated on our platform includes the interest paid to the investors as well as transaction fees and loan repayment management fees to us and loan guarantee fee and late payment fee to Dadi, the guarantor. Our transaction fee for consumer loans is generally fixed for a certain period of time, while our transaction fee for automobile loans is adjusted more frequently. Specifically, our transaction fee for consumer loans was 8% of the loan amount from the launch in April 2017 through November 2017 and has remained at 13.5% since December 2017; our transaction fee for automobile loans ranged from 0.04% to 3% and from 1.10% to 2.30% for the fiscal years ended June 30, 2018 and 2017, respectively and has remained at 3% since December 2017. Other than the temporary increase to 17.25% in May 2017 in response to high default rates occurring in the market and increase in operating costs, our loan repayment management fee for automobile loans ranged from 0.01% to 2.00%, and from 1.20% to 1.50%, respectively, of the loan amount for the fiscal years ended June 30, 2018 and 2017. Since January 2018, we no longer charge the loan repayment management fee for automobile loans given that our guarantor undertakes the repayment obligation for defaulted loans. The guarantee fee for consumer loans was 8% of the loan amount from April to November 2017 and has remained at 9% since December 2017. The guarantee fee for automobile loans has remained at 2% since inception except in July and August 2017 when the rate was decreased to 0.17% for marketing and promotion purposes. Late payment fee to the guarantor is 2% of the past due amount for each past due month, subject to a maximum of 24%.

During our fiscal years ended June 30, 2018 and 2017 and the six months ended December 31, 2018, approximately 98.64% (approximately $669.56 million in aggregate principal amount), 94.81% (approximately $32.19 million in aggregate principal amount) and 95.77% (approximately $77.91 million in aggregate principal amount), respectively, of the loans we facilitated were non-amortizing loans, which are loans requiring no periodic repayment of principal or partial repayment of principal and include all of the loans facilitated on our platform except for those requiring equal monthly payment of interest and principal. A majority of our non-amortizing loans allow the borrowers to pay the entire principal amount due at maturity. During the fiscal years ended June 30, 2018 and 2017 and the six months ended December 31, 2018, 80.34% (approximately $35.66 million in aggregate principal amount), 91.44% (approximately $18.82 million in aggregate principal amount) and 75.73% (approximately $2.23 million in aggregate principal amount), respectively, of our automobile loans allowed borrowers to make only monthly interest payments with the entire principal amount due at maturity; and 72.24% (approximately $458.29 million in aggregate principal amount), 100% (approximately $13.36 million in aggregate principal amount) and 34.50% (approximately $27.05 million in aggregate principal amount), respectively, of our facilitated consumer loans did not require any payment of principal or interest until maturity. For more information on the payment terms of our loans, see “Business — Our Products and Services.” Non-amortizing loans involve a greater degree of risk than other types of loans. See “Risk Factors — Risks Related to Our Business and Industry — A significant portion of the loans we facilitate are non-amortizing loans, and these loans involve a greater degree of risk than other loans, which, if such risks are realized, could have a material adverse effect on our business and results of operations.”

We believe we achieve effective risk management through our proprietary credit evaluation system, the Shenzhi Credit System, as well as our independent risk management department consisting of over 60 members as of the date of this prospectus. We use the Shenzhi Credit System to assess and determine borrowers’ creditworthiness for consumer loans, which is represented by an “S Score”. The S Score determines the applicant’s eligibility to maximum loan amounts and the types of repayment schedules available. However, the S Score has no impact on the interest rate or the term of the loans nor does it affect the transaction fee or the guarantee fee, which is generally the same for each loan during a certain period of time. We depend on our risk management department to conduct credit evaluation on automobile loan applicants. Based on their assessment of the prospective borrower’s creditworthiness and the value of vehicles, we will determine the terms for our automobile loans, including the maximum loan amount, interest rate, term and repayment schedule. See “Business — Our Platform and the Transaction Process” for more information on our assessment of borrowers’ creditworthiness.”

We use annual percentage rate (which we refer to herein as APR) to reflect the total borrowing cost over the term of a loan, which equals to the sum of (i) the annual interest rate of the loan and (ii) the annualized rate of the sum of the rate of transaction fee and guarantee fee. During our fiscal years ended June 30, 2018 and 2017, the APRs of our loans ranged from 7.06% to 628.64% and from 3.28% to 628.15%, respectively. During the six months ended December 31, 2018, the APRs of our loans ranged from 13.5% to 36%. The loans with APRs exceeding 24.0% accounted for 64.75%, 38.29% and 63.11% of our total loan volume in the fiscal years ended June 30, 2018 and 2017 and the six months ended December 31, 2018, respectively. Loans with APRs exceeding 36% accounted for 37.67%, 38.29% and 0% of our total loan volume in the fiscal years ended June 30, 2018 and 2017 and the six months ended December 31, 2018, respectively. We historically had high APRs because in the past we facilitated short term loans (for example, 7 days) and we calculate our APRs on an annualized basis. We discontinued loan products with APRs that exceeded the statutory limit, which are consumer loans with terms of 30 days or less, immediately following the promulgation of the Notice on Rectification of Cash Loan Business (the “Circular 141,” a PRC P2P lending regulation which, among others, limited the permissible amount of interest and fees paid by borrowers through marketplaces such as ours) in December 2017. As of December 24, 2017, all the loans with APRs exceeding 36% were paid off. From December 24, 2017 through the date of this prospectus, our APRs ranged from 8.27% to 36%.

As a result of the decrease in our APRs, we experienced a decrease of approximately 22.04% in revenue during the first three months of 2018 as compared to the three month period before the promulgation of Circular 141. To mitigate the impact of Circular 141 on our business, we undertook a number of measures including offering loan products with longer terms on which we charge higher transaction fees, increasing the average loan amount per transaction and expanding the transaction volume. We also adjusted our transaction fee following the promulgation of Circular 141. Our transaction fees for consumer loans and automobile loans were increased from 8% to 13.5% and from 2.3% to 3.00%, respectively. The guarantee fee for consumer loans was increased from 8% to 9%.

Even following the promulgation of Circular 141, our marketplace provides investors with risk-adjusted returns that we believe are attractive. The average annualized return for investors for the fiscal year ended June 30, 2018 and the six months ended December 31, 2018 was between 8% and 15%. To meet investors’ liquidity demands, we also offer loan assignment services to facilitate the ability of investors of consumer loans to exit their investment prior to maturity. We do not charge the investors any fee for the loan matching services through our marketplace, but since June 2018 we charge them a service fee in the range of 1.5% - 7% of the principal amount of the consumer loan assigned for certain loan assignments to new investors before maturity.

We have experienced growth since we started facilitating consumer loans in April 2017 before experiencing a downturn during the first half of fiscal year 2019. Our revenue increased by approximately 3,312.86% from $1.01 million for the fiscal year ended June 30, 2017 to $34.40 million for the fiscal year ended June 30, 2018 and we recorded a net income of $4.27 million for the fiscal year ended June 30, 2018, representing an increase of 608.33% from a net loss of $0.84 million for the fiscal year ended June 30, 2017. Our consumer loans have contributed significantly to our growth in the fiscal year ended June 30, 2018, accounting for 98.7% of the increase in revenue.

Our operating revenues decreased by $5.42 million, or 32.7%, from $16.57 million in the six months ended December 31, 2017 to $11.15 million in the six months ended December 31, 2018and the revenues from facilitating consumer loans decreased by approximately $5.31 million in the six months ended December 31, 2018 compared to six months ended December 31, 2017. For the six months ended December 31, 2018, the total principal amount of loans facilitated on our platform was $81.36 million compared to $418.58 million for the same period the year before. The number of loans facilitated on our platform decreased by 1,672,304 during the six months ended December 31, 2018 from the same period the year before. During the six months ended December 31, 2018, the total number of borrowers on our platform was 100,312 compared to 365,130 borrowers from the same period the year before.

We believe the decrease in transaction volume as well as investors and borrowers on our platform was due to unfavorable market developments from negative publicity regarding China’s online individual finance industry in general and the tightening of the PRC regulatory oversight over short-term consumer loans. The depressed market sentiment coincided with the under-performance of financial stock markets in China during the same period. As a result, we believe that investors’ willingness to invest on our marketplace declined and the loan origination volume on our marketplace decreased temporarily, or was suspended in some cases. This led to a decrease in the amount of borrowers due to a diminished availability of funds on the marketplace. In response to the downward trend and pressure on our business, we have made the following initiatives and changes to our business practices:

(i)     We have instituted a stricter risk control system to combat the negative impression of lax, unregulated lending practices in the P2P lending industry. The rates of approval for our consumer loans and automobile loans decreased from 29.75% and 63.49%, respectively, for the fiscal year ended June 30, 2018 to 13.04% and 56.25%, respectively, for the six months ended December 31, 2018.

(ii)    We have stopped offering short-term consumer loans in response to increased regulatory oversight and limits on such loans;

(iii)   We began focusing on offering more long term loan products and made up for the shortfall in revenue from short-term consumer loans by increasing our transaction fee for consumer loans from 8% to 13.5% and 2.3% to 3% for automobile loans and transacting loans with larger loan amounts.

(iv)   We have engaged more third party companies to promote our brand name in social media. We have also held face-to-face and online investor meetings to provide business updates and answer questions from investors and conducted open houses at our Company. Consequently, our new customer acquisition costs have increased, Compared to the fiscal year ended June 30, 2017, our customer acquisition cost increased in the fiscal year ended June 30, 2018 by 198.08% to $3.10 per registered user and increased significantly during the six months ended December 31, 2018 by 750.96% to $8.85 per registered user.

See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Results of Operations — Six Months Ended December 31, 2018 Compared to Six Months Ended December 31, 2017” for more information on our analysis.Readers are cautioned that past performance of our business does not necessarily indicate our future prospects and performance.

Latest P2P Lending Regulatory Developments in China

In December 2018, the relevant PRC regulatory authorities of the P2P lending industry issued the Circular on the Classification and Disposal of Risks of Online Lending Institutions and Risk Prevention (“Circular 175”), in which the regulatory authorities, for the first time, classified the online P2P lending marketplaces in detail and explained separately the disposal methods based on risk conditions.

Circular 175 classifies P2P lending marketplaces into six categories: (i) marketplaces on which investors are not fully repaid or that are otherwise unable to operate their businesses and under investigation of the public security department, (ii) marketplaces on which investors are not fully repaid or that are otherwise unable to operate their businesses but are not under investigation of the public security department, (iii) shell companies with zero loan balance or loan origination for more than three months and marketplaces that no longer facilitate loan application and investment, or are otherwise not in operation (which are referred to in Circular 175 as “zombie” marketplaces), (iv) small-scale marketplaces, which shall be determined based on factors including outstanding balance and number of investors by provincial governmental agencies, and (v) marketplaces with high risks, for instance, marketplaces that fund loans to themselves or facilitate sham loans, marketplaces with unclear fund flows, marketplaces with massive negative publicity and complaints, and marketplaces that refuse to or are reluctant to rectify non-compliant operations and (vi) normal marketplaces that have not demonstrated any of the high-risk characteristics (“Normal Marketplaces”). Pursuant to Circular 175, only Normal Marketplaces are allowed to continue to operate in the P2P lending industry.

We believe we operate a Normal Marketplace according to Circular 175. As Circular 175 does not require Normal Marketplaces to exit the industry or shut down and imposes minimum restrictions on Normal Marketplaces, we believe that Circular 175 would not have a material adverse impact on our business and operations. However, due to lack of clarification in certain key definitions under Circular 175, readers are cautioned that there are uncertainties that regulatory authorities may hold a different view. See “Regulation — Regulations Relating to Peer-to-Peer Lending Business” and “Risk Factors — The laws and regulations governing the online peer-to-peer lending industry in China are rapidly developing and subject to changes. If we fail to comply with existing and future applicable laws, regulations or requirements of local regulatory authorities, our business, financial condition and results of operations would be materially and adversely affected.”

Our Strengths

We believe that the following strengths differentiate us from our competitors and provide us with advantages for realizing the potential of market opportunity:

•        Well recognized, developing online peer-to-peer lending marketplace in China for consumer and automobile loans.

•        Diversified channels to reach borrowers and investors.

•        Secured investment with funds managed by our custodian bank and all loans guaranteed by a qualified guarantee company.

•        Experienced and strong management team.

Our Strategies

We believe we are attracting increasing numbers of investors and borrowers with our steady business model. To become the one-stop solution provider of investment and financing and to build our core competitiveness, we plan to implement the following strategies, in chronological order.

•        Grow our borrower and investor base from various channels.

•        Expand our financial product offerings.

•        Invest in technology, including improving the speed and scale at which our platform facilitates loans and the development of “big data” technology (i.e., technology that allows for processing significant volumes of both structured and unstructured data that is difficult to process using traditional database and software techniques) for risk management and marketing.

•        Continue to enhance our brand.

•        Explore opportunities in the online peer-to-peer lending market outside of China.

Corporate Structure

The following diagram illustrates our corporate structure as of the date of this prospectus, including our subsidiaries and our VIE.

HeZhong International (Holding) Limited
(Cayman Islands)
100%
HeZhong International (Hong Kong) Limited
(Hong Kong)
Outside China
100%
Inside China
Shenzhen Helizhong Enterprise Consulting Co., Ltd.
(People's Republic of China)
Zhaobin Wen
79.55%
Shenzhen HeZhong Fortune Finance and Investment Management Co., Ltd.
(People's Republic of China)
Guangdong Jinxunyuan Auto Leasing Co., Ltd.
20%
Shenzhen TCL Shifangchuizhi Industrial Technology Development Co., Ltd.
0.45%
Equity interest
Contractual arrangement

Summary of Risks Affecting Our Company

Our business is subject to numerous risks described in the section titled “Risk Factors” and elsewhere in this prospectus. The main risks set forth below and others you should consider are discussed more fully in the section entitled “Risk Factors” beginning on page 9, which you should read in its entirety.

•        We have a limited operating history in a new and evolving market, which makes it difficult to evaluate our future prospects.

•        Our business, financial conditions and results of operation would be materially and adversely affected if we fail to comply with the laws and regulations governing the online peer-to-peer lending industry in China which are rapidly developing, evolving, uncertain and subject to change.

•        We face risks and uncertainties related to our corporate structure in China, including the risks associated with our control over Shenzhen HeZhong, our variable interest entity in China, which is based on contractual arrangements rather than equity ownership.

•        We may not be able to maintain the growth rate that we have experienced during the fiscal years 2018 and 2017, and we may not be able to manage our growth effectively, which could adversely affect our business.

•        We have incurred net losses in the past, and may incur them in the future.

•        A relatively small number of investors account for a large dollar amount of investment in loans funded through our marketplace and if they do not continue to participate in our marketplace at the current rates, we may be unable to increase our loan originations and our revenue may grow more slowly than expected or decline over the short term.

•        Our risk management system comprising our policy framework, credit assessment and fraud detection technology and protocols may not be adequate and may adversely affect the reliability of our marketplace, and in turn damage our reputation, business and results of operations.

•        Failure to maintain relationships with our partners or implement our strategy to develop new relationships with other potential partners could have a material adverse effect on our business and results of operations.

•        The online peer-to-peer marketplace lending industry in China is intensely competitive and evolving, and we may be unable to manage competitive pressures on our business.

•        Uncertainties with respect to the PRC legal system and the PRC economy in general could adversely affect us.

•        Any negative publicity with respect to us, our employees, the marketplace lending industry in general or our business partners may materially and adversely affect our business and results of operations.

Implications of Being an Emerging Growth Company

As a company with less than $1.07 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act, or JOBS Act, enacted in April 2012, and may take advantage of reduced reporting requirements that are otherwise applicable to public companies. These provisions include, but are not limited to:

•        being permitted to present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations in our filings with the Securities and Exchange Commission, or the SEC;

•        not being required to comply with the auditor attestation requirements in the assessment of our internal control over financial reporting;

•        reduced disclosure obligations regarding executive compensation in periodic reports, proxy statements and registration statements; and

•        exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

We may take advantage of these provisions until the last day of our fiscal year following the fifth anniversary of the date of the first sale of our ordinary shares pursuant to this offering. However, if certain events occur before the end of such five-year period, including if we become a “large accelerated filer,” our annual gross revenues exceed $1.07 billion or we issue more than $1.0 billion of non-convertible debt in any three-year period, we will cease to be an emerging growth company before the end of such five-year period.

In addition, Section 107 of the JOBS Act provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended (the “Securities Act”), for complying with new or revised accounting standards. We have elected to take advantage of the extended transition period for complying with new or revised accounting standards and acknowledge such election is irrevocable pursuant to Section 107 of the JOBS Act.

Corporate Information

Our principal executive offices are located at Block A, Room 503, Dachong Business Center, Hi-Tech Park, Nanshan District, Shenzhen, Guangdong Province, China 518000, and our telephone number at that address is +86 755-86535407. Our website is www.hzed.com. Information contained on, or available through, our website does not constitute part of, and is not deemed incorporated by reference into, this prospectus. Our registered office in the Cayman Islands is located at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. Our agent for service of process in the United States is Puglisi & Associates, located at 850 Library Avenue, Suite 204, Newark, Delaware 19711.

Conventions that Apply to this Prospectus

This prospectus contains information and statistics relating to China’s economy and the industries in which we operate derived from various publications issued by market research companies and PRC governmental entities, which have not been independently verified by us, the underwriters or any of their affiliates or advisers including Xindibiao, an independent market research and consulting firm with respect to information on the online peer-to-peer lending industry in China. The information in such sources may not be consistent with other information compiled in or outside of China.

We use U.S. dollars as the reporting currency in our financial statements and in this prospectus. Monetary assets and liabilities denominated in Renminbi are translated into U.S. dollars at the rates of exchange as of the applicable balance sheet date. Equity accounts are translated at historical exchange rates, and revenues, expenses, gains and losses are translated using the average rates for the applicable period. In other parts of this prospectus, any Renminbi denominated amounts are accompanied by the related translations. With respect to amounts not recorded in our consolidated financial statements included elsewhere in this prospectus, all translations from Renminbi to U.S. dollars were made at RMB 6.7112 to $1.00, the average rate set forth in the H.10 statistical release of the Federal Reserve Board on February 22, 2019. We make no representation that the Renminbi or U.S. dollar amounts referred to in this prospectus could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. The PRC government restricts or prohibits the conversion of Renminbi into foreign currency and foreign currency into Renminbi for certain types of transactions — overseas investments in areas including real estate, hotels, cinemas, the entertainment industry, and sports clubs will be limited, while investments in some sectors such as gambling will be banned.

Unless expressly indicated herein to the contrary, all references to share amounts in this prospectus give retroactive effect to a 10,000 for 1 share subdivision which was effected on September 20, 2018.

Unless the context indicates otherwise, all information in this prospectus assumes no exercise by the underwriters of their over-allotment option.

The Offering

Securities being offered:	1,250,000 ordinary shares on a firm commitment basis.
Initial offering price:

We estimate the initial public offering price for the ordinary shares will be $4.00 per ordinary share, which is the minimum price that we would offer the ordinary shares at and is not a midpoint of any range.

Number of ordinary shares outstanding before the offering:	12,500,000 ordinary shares.
Number of ordinary shares outstanding after the offering:	13,937,500 ordinary shares, assuming full exercise of the underwriters’ over-allotment option, and 13,750,000 ordinary shares, assuming no exercise of the underwriters’ over-allotment option.
Use of proceeds:

We intend to use the net proceeds of this offering for our sales and marketing efforts, expansion of our product offerings, as well as international expansion based on market conditions and for other general corporate purposes. For more information on the use of proceeds, see “Use of Proceeds” on page 56.

Lock-up agreements

All of our directors and officers and certain shareholders have agreed with the underwriter, subject to certain exceptions, not to sell, transfer or dispose of, directly or indirectly, any of our ordinary shares or securities convertible into or exercisable or exchangeable for our ordinary shares for a period of 12 months from the date of this prospectus. See “Shares Eligible for Future Sale” and “Underwriting” for more information.

Indemnification escrow

Net proceeds of this offering in the amount of $600,000 shall be used to fund an escrow account for a period of 24 months following the closing date of this offering, which account shall be used in the event that we have to indemnify the underwriters pursuant to the terms of an underwriting agreement with the underwriters.

Proposed Nasdaq symbol:	We have applied to have our ordinary shares listed on the Nasdaq under the symbol “HZ.”
Transfer agent and registrar	VStock Transfer, LLC.
Risk factors:

Investing in our ordinary shares is highly speculative and involves a significant degree of risk. As an investor you should be able to bear a complete loss of your investment. You should carefully consider the information set forth in the “Risk Factors” section beginning on page 9.

RISK FACTORS

Investing in our ordinary shares is highly speculative and involves a significant degree of risk. You should carefully consider the following risks, as well as other information contained in this prospectus, before making an investment in our company. The risks discussed below could materially and adversely affect our business, prospects, financial condition, results of operations, cash flows, ability to pay dividends and the trading price of our ordinary shares. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business, prospects, financial condition, results of operations, cash flows and ability to pay dividends, and you may lose all or part of your investment.

Risks Related to Our Business and Industry

We have a limited operating history in a new and rapidly evolving and competitive market, which makes it difficult to evaluate our future prospects and makes our business subject our inherent risk.

The online peer-to-peer lending marketplace in China is a new, rapidly evolving and highly competitive industry, and may not develop as expected (including as described in this prospectus). Moreover, as a relatively new industry, there are limited successful or proven business models in the online peer-to-peer lending sector we can follow and there is limited public information about comparable companies available for potential investors to review in making a decision about whether to invest in us.

The regulatory framework for this market is also rapidly evolving (including in ways that may be adverse to our business) and may remain uncertain for the foreseeable future. Potential borrowers and investors may not be familiar with this market and may have difficulty distinguishing our services from those of our competitors. Convincing potential new borrowers and investors of the value of our services is critical to increasing the volume of loan transactions facilitated through our marketplace and to the success of our business.

We commenced operations of online peer-to-peer lending through Shenzhen HeZhong in August 2015 and have a limited operating history. We are a growing business in the early stages of development, and our prospects of success should be considered in the context of these risks and uncertainties.

Any default on an online borrower’s payment obligation may adversely affect our investors’ confidence in the loan products facilitated through our marketplace and discourage them from lending on our marketplace, and any shortage of funding sources (i.e., investors) may materially affect our business. If we fail to educate potential borrowers and investors about the value of our marketplace and services, if the market for our marketplace does not develop as we expect, or if we fail to address the needs of our target market, or other risks and challenges, our business and results of operations could be harmed.

We have encountered and will continue to encounter risks, challenges, unforeseeable expenses, difficulties, delays and complications, including:

•        navigating complex and rapidly evolving regulatory and competitive environments, especially the PRC regulatory and overall policy uncertainties especially related to peer-to-peer lending platforms;

•        increasing the number of borrowers and investors and the volume of loans facilitated through our marketplace;

•        entering into new markets and introducing new loan products;

•        continuing to scale our technology infrastructure to support the growth of our platform and higher transaction volume;

•        maintaining the security of our platform and the confidentiality of sensitive information of our investors and borrowers provided, stored and utilized across the platform;

•        improving our operational efficiency;

•        effectively using human and technology resources;

•        effectively maintaining and scaling our financial and risk management controls and procedures;

•        maintaining and enhancing relationships with our business partners;

•        attracting, integrating and retaining qualified employees;

•        operating without being adversely affected by the negative publicity regarding the industry in general and our company in particular;

•        defending ourselves against litigation, regulatory, intellectual property, privacy or other claims; and

•        managing the increased general administrative expenses of a public company, including legal, accounting and other compliance expenses.

If we are not able to timely and effectively address these issues, our business and results of operations may be harmed.

The laws and regulations governing the online peer-to-peer lending industry in China are rapidly developing and subject to changes. If we fail to comply with existing and future applicable laws, regulations or requirements of local regulatory authorities, our business, financial condition and results of operations would be materially and adversely affected.

Due to the relatively short history of the online peer-to-peer lending industry in China, the PRC government has yet to establish a comprehensive regulatory framework governing our industry. Before any industry-specific regulations were introduced in mid-2015, the PRC government relied on general and basic laws and regulations for governing the online peer-to-peer lending industry, including the PRC Contract Law, the General Principles of the Civil Law of the PRC, and related judicial interpretations promulgated by the Supreme People’s Court. See “Regulation — Regulations Relating to Peer-to-Peer Lending Business.”

In July 2015, the People’s Bank of China (the “PBOC”), together with nine other PRC regulatory agencies jointly issued a series of policy measures applicable to the online peer-to-peer lending industry titled the Guidelines on Promoting the Healthy Development of Internet Finance (the “Guidelines”). The Guidelines formally introduced for the first time the regulatory framework and basic principles for administering online lending information services in China. Based on the core principles of the Guidelines, in August 2016, the China Banking Regulatory Commission (the “CBRC”), together with three other PRC regulatory agencies jointly issued the Interim Measures on Administration of Business Activities of Online Lending Information Intermediaries (the “Interim Measures”). The Interim Measures, among other things, introduced a record-filing and licensing regime for the online lending information intermediaries and provided the general obligations and certain prohibited activities of the online lending information intermediaries. In February 2017 and August 2017, the CBRC issued the Guidance to the Operation of Depositing Online Lending Funds (the “Custodian Guidelines”), and Disclosure Guidelines for Information Regarding Business Activities of Online Lending Information Intermediaries (the “Disclosure Guidelines”), respectively. The Custodian Guidelines further clarified the requirement of setting up custody accounts with commercial banks for the funds of investors and borrowers held by online peer-to-peer lending platforms, while the Disclosure Guidelines further specified the disclosure requirements for online lending information service providers. Both of the Custodian Guidelines and the Disclosure Guidelines provided a rectification period for online peer-to-peer lending platforms to comply with such requirement. See “Regulation — Regulations Relating to Peer-to-Peer Lending Business.”

Pursuant to the Notice on Inspection Acceptance of Special Rectification of Risks in Online Lending Intermediaries (the “Circular 57”), issued by the Online Lending Special Risk Rectification Task Force (the “Online Lending Rectification Office”) in December 2017, local financial regulatory authorities conducted onsite inspections of Shenzhen HeZhong in February 2018. On December 20, 2018, the Shenzhen Internet Finance Association, a local internet finance association, conducted a self-discipline inspection on Shenzhen HeZhong pursuant to the Notice Regarding Conducting Compliance Inspections on Online Lending Information Intermediary (“Circular 63”) issued by the Online Lending Rectification Office in August 2018. From May 28, 2019 to May 31, 2019, the local Internet Finance Rectification Office conducted an administrative verification on Shenzhen HeZhong pursuant to the Circular 63. As of the date of this prospectus, we have not received any oral or written feedback from the Shenzhen Internet Finance Association or from the local Internet Finance Rectification Office after the administrative verification. Therefore, it is uncertain whether we will pass the inspection conducted by the Shenzhen Internet Finance Association or the administrative verification conducted by local Internet Finance Rectification Office, or will fully satisfy the financial regulatory authorities’ requirements. If Shenzhen HeZhong is required to make further rectifications, or if it is unable to implement any required rectifications, our business and financial conditions may be materially and adversely affected.

In addition, the Interim Measures has introduced a record-filing and licensing regime, which requires online lending information intermediaries to register with local financial regulatory authorities, to update their industrial and commercial registration with the local commercial registration authority to include “online lending information intermediary” in their business scopes, and to obtain a telecommunications business license from the relevant telecommunication regulatory authority. The Interim Measures has authorized local financial regulatory authorities to make detailed implementation rules regarding filing procedures. However, as of the date of this prospectus, the local financial regulatory authorities are still in the process of making detailed implementation rules regarding the filing procedures and to our knowledge, none of the online lending information intermediaries including us have been permitted to submit such filing application. We cannot assure you when we will be able to submit such filing application and once submitted, whether our application will be accepted by the local financial regulatory authorities. For example, if Shenzhen HeZhong is required to make further rectifications by the Shenzhen financial regulatory authorities and fails to satisfy the authorities’ requirements fully, its application for registering as an online lending information intermediary with the local financial regulatory authorities may be delayed or even denied. In addition, the authorities may limit the number of online lending information intermediaries’ registrations that they accept or otherwise take actions to prohibit qualified applicants from completing the registration. Failure to register as an online lending information intermediary, if deemed as violation of the Interim Measures or any other relevant regulations or rules, may result in, among others, regulatory warning, correction order, condemnation, fines or criminal liability to us, or may unable us from conducting our current business in the future. If such situations arise, our business, financial condition, results of operations and prospects would be materially and adversely affected.

On December 19, 2018, the Internet Finance Special Risk Rectification Task Force (the “Internet Finance Rectification Office”) and the Online Lending Rectification Office jointly issued Circular 175, in which the regulatory authorities, for the first time, classified the online lending institutions in detail and explained separately the disposal methods based on risk conditions. Circular 175 classifies P2P lending marketplaces into six categories: (i) marketplaces on which investors are not fully repaid or that are otherwise unable to operate their businesses and under investigation of the public security department, (ii) marketplaces on which investors are not fully repaid or that are otherwise unable to operate their businesses but are not under investigation of the public security department, (iii) shell companies with zero loan balance or loan origination for more than three months and marketplaces that no longer facilitate loan application and investment, or are otherwise not in operation (which are referred to in Circular 175 as “zombie” marketplaces), (iv) small-scale marketplaces, which shall be determined based on factors including outstanding balance and number of investors by provincial governmental agencies, and (v) marketplaces with high risks, for instance, marketplaces that fund loans to themselves or facilitate sham loans, marketplaces with unclear fund flows, marketplaces with massive negative publicity and complaints, and marketplaces that refuse to or are reluctant to rectify non-compliant operations and (vi) Normal Marketplaces. Pursuant to Circular 175, only Normal Marketplaces are allowed to continue to operate in the P2P lending industry.

Based on our current understanding of Circular 175, as our platform has been in normal operation, investors on our marketplace have been duly repaid and our platform has not exhibited any material risks or are we subject to any investigation by the public security department, we do not believe we would fall into categories (i), (ii) and (iii) above. Based on the number of investors and the outstanding balance on our marketplace, we do not believe we would be categorized as a small-scale marketplace. In addition, we believe we are not a marketplace with high risks as we do not possess any of the high-risk characteristics stipulated in Circular 175. As such, we believe that we operate a Normal Marketplace. We will continue to implement internal rectification measures to help ensure compliance with laws and regulations, but there is a risk that we may be unsuccessful in our efforts or that we would otherwise fail to be classified as a Normal Marketplace, which could have a material adverse effect on our business and results of operations.

Although Circular 175 does not require Normal Marketplaces to exit the industry or shut down and imposes minimum restrictions on Normal Marketplaces, we, according to Circular 175, may be considered as one of certain Normal Marketplaces, and may be encouraged by PRC government authorities to convert into other types of online financing institutions such as online small loan companies or loan facilitation platforms. If we were encouraged or required to change the type of business we operate, our business, financial condition and results of operation might be materially and adversely affected. Furthermore, due to lack of clarification in certain key definitions under Circular 175, there is a risk that applicable regulatory authorities interpret the regulations differently than we do, or that they apply the regulations to our business in a manner with which we do not agree. If we are deemed as a marketplace other than a Normal Marketplace under Circular 175 by government authorities, our marketplace would be subject to the penalties prescribed in Circular 175, including but not limited to, conversion into other types of businesses, shutdown of our website and operation and our business, financial condition and results of operations would be materially and adversely affected.

Laws, regulations, rules and governmental policies in the PRC are expected to continue to evolve in our industry. The growth in popularity of online P2P lending in China increases the likelihood for government authorities to further regulate our industry. We are unable to predict with certainty the impact, if any, that future legislation, judicial interpretations or regulations relating to the online peer-to-peer lending industry will have on our business, financial condition and results of operations. To the extent that we are unable to fully comply with any new laws or regulations when they are promulgated, our business, financial condition and results of operations may be materially and adversely affected or it may require us to cease operations.

Any negative publicity with respect to us, our employees, the marketplace lending industry in general or our business partners may materially and adversely affect our business and results of operations.

The reputation of our brand is critical to our business and competitiveness. Factors that are vital to our reputation include, but are not limited to, our ability to:

•        maintain the quality and reliability of our platform;

•        provide borrowers and investors with a superior experience on our platform;

•        enhance and improve our risk management system;

•        effectively manage and resolve borrower and investor complaints; and

•        effectively protect personal information and privacy of borrowers and investors.

Any malicious or negative allegation made by the media or other parties about the foregoing or other aspects of our company, including, but not limited to, our management, employees, business, compliance with law, financial condition or prospects, whether with merit or not, could severely compromise our reputation and harm our business and operating results.

As China’s marketplace lending industry is new and the regulatory framework for this industry is also evolving, negative publicity about this industry may arise from time to time. Negative publicity about China’s marketplace lending industry in general may also have a negative impact on our reputation, regardless of whether we have engaged in any inappropriate activities. The PRC government has recently instituted specific rules to develop a more transparent regulatory environment for the marketplace lending industry. See “Regulation — Regulations Relating to Peer-to-Peer Lending Business” for more details. Any players in China’s marketplace lending industry who do not comply with these regulations may adversely impact the reputation of the industry as a whole. Furthermore, any negative development in, or negative perception of, the marketplace lending industry as a whole, even if factually incorrect or based on isolated incidents, could compromise our image, undermine the trust and credibility we have established and imposed a negative impact on our ability to attract new borrowers and investors. Negative developments in the marketplace lending industry, such as widespread borrower defaults, fraudulent behavior and/or the closure of other marketplace lending platforms, may also lead to tightened regulatory scrutiny of the sector and limit the scope of permissible business activities that may be conducted by marketplace lending platforms like us. For instance, since the second quarter of 2018, there were an increasing number of business failures of, or accusations of fraud and unfair dealing against, companies in the marketplace lending industry in China. Recently there has been increased media coverage of marketplace lending platforms’ business failures. If borrowers and investors associate us with these failed companies, our reputation may be harmed and investor confidence on our platform may be adversely affected. If this were to happen, we may be forced to offer more favorable terms to investors, such as higher investment return, in order to ensure that there is sufficient investment commitment on our platform, which in turn may adversely affect our business and results of operations and impair our ability to grow our business.

In addition, negative publicity about our business partners, such as negative publicity about their loan collection practices, any failure by them to adequately protect the information of our borrowers and investors, or to otherwise meet required quality and service standards, could harm our reputation and materially and adversely affect our business and results of operations.

We may not be able to maintain the growth rate we have experienced in fiscal years 2018 and 2017 and may not be able to manage our growth effectively, which could adversely affect our business.

We have experienced growth in fiscal years 2018 and 2017. However, during the six months ended December 31, 2018, our business suffered a downturn, particularly with respect to our consumer loans, including the number of borrowers and investors and the total number of loans facilitated. However, past performance of our business does not necessarily indicate our future prospects and performance, and there is a risk that our past performance may not be sustained in the future. We previously facilitated loans with APRs of more than 600% but immediately following the promulgation of Circular 141 in December 2017, we discontinued our loan products with APRs that exceeded the statutory limit of 36%. As a result of the decrease in our APRs, we experienced a decrease of approximately 22.04% in revenue during the first three months of 2018 as compared to the three month period before the promulgation of Circular 141. To mitigate the impact of Circular 141 on our business, we have undertaken a number of measures including offering loan products with longer terms on which we charge higher transaction fees, increasing the average loan amount per transaction and expanding the transaction volume.

In addition, we may be generally unable to rapidly scale our business and manage our growth as we continue to encounter the risks, uncertainties and challenges in the development of our business, including, among other things:

•        navigating a highly uncertain regulatory and competitive environment;

•        attracting new and retaining repeat borrowers and investors that use our marketplace;

•        increasing the volume of loans made through our marketplace and the associated service fees that we receive;

•        increasing our market share and introducing new loan and investment products and services;

•        fostering a healthy traffic of loan transactions by boosting and balancing demand and supply on our marketplace;

•        developing and upgrading our credit assessment technology to enhance our risk management capabilities and increase the effectiveness and convenience of the system;

•        maintaining and scaling our online marketplace and updating our mobile application system to enhance operational efficiency;

•        enhancing the infrastructure for our technology to support growth of our business;

•        optimizing use of human and technology resources;

•        effectively maintaining and scaling our financial and risk management controls and procedures;

•        managing and controlling the expenses incurred by a U.S.-listed public company, including but not limited to legal, accounting and other compliance costs;

•        constantly monitoring and upgrading the security of our systems and protecting the confidential information we have gathered;

•        minimizing risks of litigation, regulatory and administrative proceedings, claims of intellectual property infringement, privacy infringement and other claims; and

•        attracting, utilizing and retaining qualified management members and employees.

Our inability to implement and maintain any of these initiatives may cause material and adverse effects to our business and results of operations.

We have incurred net losses in the past, and may incur them in the future.

We have a history of net losses. We incurred net losses of $0.84 million for the fiscal year ended June 30, 2017. Although we started generating profits in the fiscal year ended June 30, 2018, we anticipate that our operating expenses, together with the increased general administrative expenses of a public company, will increase in the foreseeable future as we seek to maintain and grow our business, attract potential borrowers, investors and partners and further enhance and develop the loan products available for investors and borrowers on our marketplace. These efforts may prove more expensive than we currently anticipate, and we may not succeed in increasing our revenue sufficiently to offset these higher expenses. As a result of the foregoing and other factors, we may incur net losses in the future and may be unable to achieve or maintain profitability on a quarterly or annual basis for the foreseeable future.

We may need additional capital, and financing may not be available on terms acceptable to us, or at all.

Although we believe that our current cash and cash equivalents, anticipated cash flows from operating activities and the proceeds from this offering will be sufficient to meet our anticipated working capital requirements and capital expenditures in the ordinary course of business for at least 12 months following this offering, we may need additional cash resources in the future if we experience changes in business conditions or other developments. We may also need additional cash resources in the future if we find and wish to pursue opportunities for investment, acquisition, capital expenditure or similar actions. If we determine that our cash requirements exceed the amount of cash and cash equivalents we have on hand at the time, we may seek to issue equity or debt securities or obtain credit facilities. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

We may incur substantial debt in the future, which may adversely affect our financial condition and negatively impact our operations.

We may decide in the future to finance our company through incurring debt. The incurrence of debt could have a variety of negative effects, including:

•        default and foreclosure on our assets if our operating revenue is insufficient to repay debt obligations;

•        acceleration of obligations to repay the indebtedness (or other outstanding indebtedness), even if we make all principal and interest payments when due, if we breach any covenants that require the maintenance of certain financial ratios or reserves without a waiver or renegotiation of that covenant;

•        our inability to obtain necessary additional financing if the debt security contains covenants restricting our ability to obtain such financing while the debt security is outstanding;

•        diverting a substantial portion of cash flow to pay principal and interest on such debt, which would reduce the funds available for expenses, capital expenditures, acquisitions and other general corporate purposes; and

•        creating potential limitations on our flexibility in planning for and reacting to changes in our business and in the industry in which we operate.

The occurrence of any of these risks could adversely affect our operations or financial condition.

A significant portion of the loans we facilitate are non-amortizing loans, and these loans involve a greater degree of risk than other loans, which, if such risks are realized, could have a material adverse effect on our business and results of operations.

During our fiscal years ended June 30, 2018 and 2017 and the six months ended December 31, 2018, approximately 98.64% (approximately $669.56 million in aggregate principal amount), 94.81% (approximately $32.19 million in aggregate principal amount) and 95.77% (approximately $77.91 million in aggregate principal amount), respectively, of the loans we facilitated were non-amortizing loans, which are loans requiring no periodic repayment of principal or partial repayment of principal and include all of the loans facilitated on our platform except for those requiring equal monthly payment of interest and principal. A majority of our non-amortizing loans allow the borrowers to pay the entire principal amount due at maturity. During our fiscal years ended June 30, 2018 and 2017 and the six months ended December 31, 2018, 80.34% (approximately $35.66 million in aggregate principal amount), 91.44% (approximately $18.82 million in aggregate principal amount) and 75.73% (approximately $2.23 million in aggregate principal amount), respectively, of our automobile loans allowed borrowers to make only monthly interest payments with the entire principal amount due at maturity; and 72.24% (approximately $458.29 million in aggregate principal amount), 100% (approximately $13.36 million in aggregate principal amount) and 34.50% (approximately $27.05 million in aggregate principal amount), respectively, of our facilitated consumer loans did not require any payment of principal or interest until maturity. We anticipate that a significant portion of the loans we facilitate in the future will similarly require no periodic return of principal.

Non-amortizing loans involve a greater degree of risk than other types of loans because they generally require the borrower to make a large final payment upon the maturity of the loan. For example, during the fiscal years ended June 30, 2018 and 2017 and the six months ended December 31, 2018, the entire unpaid balance (including original loan principal and interest) of the non-amortizing loans due at maturity ranged from 2.24% to 113.5%, from 100.16% to 101.25% and from 2.20% to 113.5%, respectively, of the original loan principal. The ability of a borrower to make this final payment typically depends upon its ability either to earn sufficient income or generate sufficient cash flow, to obtain new financing, or to sell any collateral securing the loan, if any. The ability of the borrower to accomplish any of these goals will be affected by many factors, most of which are beyond our control, including the financial condition of the borrower, the marketability of any related collateral, the operating history of the related business, tax laws, and the prevailing general economic conditions. Consequently, borrowers using our platform may not have the ability to repay the principal at maturity and the investors could lose all or most of the principal of the loan, which would have a material adverse effect on our business and results of operations.

If our marketplace does not receive adequate funding from investors, borrowers may be unable to obtain investment capital for their loans and may stop using our marketplace for their borrowing needs.

Our business involves the matching of borrowers and investors through our marketplace. The growth and success of our future operations depend on the availability of adequate lending capital to meet borrower demand for loans on our marketplace.

We have experienced growth in the volume of loan transactions facilitated on our marketplace from April, 2017 to June 30, 2018. To grow our business, we must continue to increase the volume of loan transactions on our marketplace by retaining existing borrowers and attracting a large number of new borrowers who meet our qualifications and to attract and retain new and existing investors to invest in these loans. There can be no assurance that the number of borrowers and investors will continue to increase. Furthermore, we have experienced a high number of inquiries from potential borrowers who do not meet the criteria for loan application approval. If there are not sufficient qualified loan applicants, investors may be unable to deploy their capital in a timely or efficient manner and may seek other investment opportunities. If there are insufficient investor commitments, borrowers may be unable to obtain investment capital for their loans and may stop using our marketplace for their borrowing needs.

A relatively small number of investors account for a large dollar amount of investment in loans funded through our marketplace and if they do not continue to participate in our marketplace at the current rates, we may be unable to increase our loan originations and our revenue may grow more slowly than expected or decline over the short term.

A relatively small number of investors account for a large dollar amount of investment in loans funded through our marketplace. Although we believe there is substantial excess investor demand to replace any investors who may choose not to continue to invest through our marketplace, if we are unable to attract sufficient investor commitments or investors do not continue to participate in our marketplace at the current rates, we may be unable to increase our loan originations and our revenue may grow more slowly than expected or decline over the short term. In addition, if a large number of our existing investors ceased utilizing our marketplace over a short period of time, our business could be temporarily interrupted as new investors complete the administrative and diligence updating processes necessary to enable their investments. In order to maintain the requisite level of funding for the loans facilitated on our marketplace to meet borrower demand, we may need to optimize the investor composition of our marketplace to include more investors generally and also a certain number of institutional investors, which usually invest larger amounts compared to individual investors.

Our monthly burn rate has been high and if this continues we may run out of cash, which would adversely affect our ability to continue operations.

Our cash burn rate during the six months ended December 31, 2018 was approximately $790,000 per month and our cash and cash equivalents as of December 31, 2018 was approximately $590,000.We believe that our financial condition will continue to improve as our business expands and the number of both investors and borrowers will increase. However, based entirely on our historical burn rate and not accounting for our recent improved performance, we may run out of funds without additional working capital. We estimate that we need a minimum operating cash inflows of $1.5 million per month to cover our incremental costs of implementing our plan of operations and cash inflows of $1.7 million to satisfy our outstanding obligations as of December 31, 2018. If we are unable to generate the additional working capital necessary to support our estimated near-term costs, we may need to curtail or cease certain operations.

Our risk management system comprising our policy framework, credit assessment and fraud detection technology and protocols may not be adequate and may adversely affect the reliability of our marketplace, and in turn damage our reputation, business and results of operations.

The success of our online marketplace relies heavily on our ability to detect, assess and control credit risk, and therefore to prevent fraud. Our ability to attract potential borrowers and investors to, and build trust in, our marketplace is significantly dependent on our ability to effectively evaluate a potential borrower’s credit profile and likelihood of default, and thus maintain low loss ratios for investors on our marketplace.

We have developed risk management protocols to assess potential borrowers’ credit risk to prevent fraud and minimize the risk of non-payment. We utilize our proprietary credit assessment technology, which encompasses our predictive selection technology, credit scoring technology and automated decision-making technology, to assign potential borrower of consumer loans offered on our marketplace a score. Our proprietary advanced credit assessment technology allows for the evaluation and analysis of a number of factors, including historical behavioral data, transactional data, social data, employment information, which may not effectively predict future loan losses. The information and data we use may not be sufficient to allow us to adequately assess a potential borrower’s credit risk. Such risks and errors may erode investor confidence in our marketplace and therefore harm our reputation and adversely affect our business and results of operations.

We constantly update and optimize our risk management system but the system may have loopholes or defects which may prevent us from effectively identifying risks, or the data provided may be inaccurate, outdated or insufficient, such that we may misjudge the risk and misalign the risk profile and loan price.

To the extent the credit assessment technology we use to assess the creditworthiness of potential consumer loan borrowers does not adequately identify potential risks, is ineffective or the data provided by potential borrowers or third parties is incorrect or stale, our loan pricing and approval process could be negatively affected, resulting in mispriced or misclassified loans. The types of errors could make our marketplace less attractive to potential investors as well as potential borrowers, damage our reputation in the market and result in a decline in our market share.

If any of the primary information provided by borrowers and data obtained from third-party external sources we use for credit and risk assessment is inaccurate or fraudulently provided, our assessment may not sufficiently capture the credit risk of the loan.

China does not have a well-developed centralized credit reporting system. Borrowers supply a variety of information that is included in the listings of loans on our marketplace. Although we take steps to verify potential borrower data and identities as described elsewhere in this prospectus, the potential borrower information may nevertheless be inaccurate or incomplete.

Investors do not, and will not, have access to detailed financial information about borrowers. If investors invest in loans through our marketplace based on information supplied by borrowers that is inaccurate, misleading or incomplete, those investors may not receive their expected returns and our reputation may be harmed. Inaccurate, misleading or incomplete borrower information could also potentially subject us to liability as an intermediary under the PRC Contract Law. See “Regulations — Regulations on Loans between Individuals.”

Due to the lack of a nationwide centralized credit reporting system in China, we have had to rely on our own data collection efforts to gather as much relevant credit information about a potential borrower as possible. We collect third-party data from and cross-check information gathered against the PBOC credit reporting platforms, credit bureaus, data vendors, industry forums and big data analytics companies. If the data points from which our credit assessment system derives the credit score and grade are inaccurate, incomplete or outdated, as we do not have the means to verify the third-party data we obtain, the outcome may not accurately reflect the credit risk of the borrower. This could adversely affect the effectiveness of our control over our default rates, which could in turn harm our reputation and materially and adversely affect our business, financial condition and results of operations.

We may not be able to completely prevent fraudulent activity on our marketplace, which may have a material adverse effect on our brand, reputation, business and results of operations.

Fraudulent activity on our online marketplace, including organized fraud schemes and impostor borrowers fraudulently inducing investors to lend capital, could lead to regulatory intervention, cause material damage to our brand, reputation and market share, and require us to take extra anti-fraud measures. The occurrence of fraudulent activity will cause us to incur costs and divert management attention, affecting our business and results of operations. Although we had not experienced any material business or reputational harm as a result of fraudulent activities in the past, we cannot assure you that we will not experience any fraudulent activities in the future which may cause harm to our business or reputation. We believe our risk management system has stringent controls and checks in place to minimize the incidence of fraud on our marketplace. However, we have limited resources and our technology and our risk management system may not be able to completely prevent and detect all potential fraudulent activities.

The personal data and other confidential information of borrowers, investors and partners which we collect or are provided access to may subject us to liabilities imposed by relevant governmental regulations or expose us to risks of cyber-attacks, computer viruses, physical or electronic break-ins or similar disruptions.

Because we receive, transmit and store a large volume of personally identifiable information and other confidential data from borrowers, investors and our partners, we are subject to complex and evolving laws and regulations regarding privacy, data protection and other matters. Many of these laws and regulations are subject to constant evolvement and change and uncertain interpretation. Any violation of these laws could result in investigations, claims, changes to our business practices, increased cost of operations and declines in user growth, retention or engagement, any of which could materially and adversely affect our business, results of operations and financial condition. There are numerous laws regarding privacy and the storing, sharing, use, disclosure and protection of personally identifiable information and user data. Specifically, personally identifiable and other confidential information is increasingly subject to legislation and regulations in numerous Chinese and international jurisdictions, the intent of which is to protect the privacy of personal information that is collected, processed and transmitted in or from the governing jurisdiction. This regulatory framework for privacy issues in China and worldwide is currently evolving and is likely to remain uncertain for the foreseeable future. In addition, there may be limits on the cross-border transmission of user data even to the extent that such transmission is within our company. We could be adversely affected if legislation or regulations are expanded to require changes in business practices or privacy policies, or if governing jurisdictions interpret or implement their legislation or regulations in ways that negatively affect our business, financial condition and results of operations. In addition to laws, regulations and other applicable rules regarding privacy and privacy advocacy, industry groups or other private parties may propose new and different privacy standards. Because the interpretation and application of privacy and data protection laws and privacy standards are still uncertain, it is possible that these laws or privacy standards may be interpreted and applied in a manner that is inconsistent with our practices. Any inability to adequately address privacy concerns, even if unfounded, or to comply with applicable privacy or data protection laws, regulations and privacy standards, could result in additional cost and liability for us, damage our reputation, inhibit the use of our platform and harm our business.

In addition, the data we possess and the automated nature of our marketplace may make us an attractive target for and potentially vulnerable to, cyber attacks, computer viruses, physical or electronic break-ins or similar disruptions. Furthermore, some of the data we possess is stored on our servers, which are hosted by third parties. While we and our third-party hosting facilities have taken steps to protect confidential information to which we have access, our security measures may be breached in the future. Any accidental or willful security breaches or other unauthorized access to our marketplace could cause confidential borrower, investor and partner information to be stolen and used for criminal purposes. Security breaches or unauthorized access to confidential information could also expose us to liability related to the loss of the information, time-consuming and expensive litigation and negative publicity. If our security measures are breached because of third-party action, employee error, malfeasance or otherwise, or if design flaws in our software are exposed and exploited, our relationships with borrowers, investors and partners could be severely damaged, and we could incur significant liability.

Because techniques used to sabotage or obtain unauthorized access to systems change frequently and generally are not recognized until they are launched against a target, we and our third-party hosting facilities may be unable to anticipate these techniques or implement adequate preventative measures. In addition, the Administrative Measures for the Security of the International Network of Computer Information Network, effective on December 30, 1997 and amended on January 8, 2011, requires us to report any data or security breaches to the local offices of the PRC Ministry of Public Security within 24 hours of any such breach. The Cyber Security Law of the PRC (effective on June 1, 2017) requires that when we discover that our network products or services are subject to risks such as security defects or bugs, we must take remedial measures immediately, including but not limited to, informing users of the specific risks and reporting such risks to the relevant competent departments. Any security breach, whether actual or perceived, would harm our reputation, and could cause us to lose borrowers, investors and partners and adversely affect our business and results of operations.

In addition, the European Union General Data Protection Regulation 2016/679 (“GDPR”), which came into effect on May 25, 2018, includes operational requirements for companies that receive or process personal data of residents of the European Economic Area. The GDPR establishes new requirements applicable to the processing of personal data (i.e., data which identifies an individual or from which an individual is identifiable), affords new data protection rights to individuals (e.g., the right to erasure of personal data) and imposes penalties for serious data breaches. Individuals also have a right to compensation under the GDPR for financial or non-financial losses. Although we do not conduct any business in the European Economic Area, in the event that residents of the European Economic Area access our website and input protected information, we may become subject to provisions of the GDPR. Compliance with the GDPR will impose additional responsibilities and liabilities in relation to our processing of personal data. The GDPR may require us to change our policies and procedures and, if we are not compliant, could materially and adversely affect our business, results of operations and financial condition.

Technology employed by hackers constantly evolves, so that the security measures and our third-party system security service providers may not be able to fully anticipate attacks and implement necessary prevention measures or in time.

We utilize highly technical and specific software and algorithms that require maintenance and constant updates, any undetected errors or bugs may adversely affect our credit assessment and risk management system, and thereby affecting our business.

The software and algorithms we use for our credit assessment system, credit decision-making system, data storage security system, online marketplace platform and other internal systems are highly technical and complex. These algorithms and software are essential to our smooth operation and risk management framework. We and our third-party service providers constantly monitor, maintain and update them. However, to the extent that such software and algorithms, now or in the future, contain undetected errors, bugs, design defects or are outdated, our borrowers and investors may experience problems on our marketplace, and we may have trouble running our systems and programs for our business and operations. We may be unable to launch our new products, services or upgrades, and our ability to protect borrower and investor confidential information as well as our own intellectual property may be compromised. Any such errors, bugs or system failures may harm our brand and reputation, cause loss to borrowers or investors, and expose us to liability for damages, adversely affecting our business and results of operations.

Any significant disruption in service on our platform, our third-party service providers’ or our partners’ computer systems, including events beyond our control, could prevent or delay the processing or posting of payments on loans, reduce the attractiveness of our marketplace and result in a loss of borrowers or investors.

A significant natural disaster, such as a fire, power outage, flood or other catastrophic event, or interruptions by strikes, terrorism or other man-made problems, could have a material adverse effect on our business, operating results and financial condition. Despite any precautions we may take, the occurrence of a natural disaster or other unanticipated problems at the data centers of our third-party service providers or our partners could result in lengthy interruptions in our services. In addition, acts of strikes, terrorism and other geo-political unrest or hacking could cause disruptions in our business and lead to interruptions, delays or loss of critical data. Our operations also rely on the performance of the Internet infrastructure and fixed telecommunication networks in China. All of the aforementioned risks may be further increased if our disaster recovery plans prove to be inadequate. We use cloud-based servers for our operation rented from third parties. If any of these third-party servers shuts down, there will be a period of time that our loan products or services, or certain of our loan products or services, will remain inaccessible to the borrowers and investors on our marketplace, such borrowers and investors may experience severe issues accessing the loan products and services.

In the event of an outage or physical data loss on our marketplace or the systems of our third-party service provider depositing or transferring funds on, or third-party payment channels for, our marketplace or partners, such third-party service provider’s or our partners’ ability to cooperate with us could be materially and adversely affected. The satisfactory performance, reliability and availability of our technology and our underlying network infrastructure are critical to our operations, customer service, reputation and our ability to attract new and retain existing borrowers and investors to our marketplace. Much of our system hardware is hosted in facilities operated by our third-party vendors. Our operations depend on such vendors’ ability to protect their and our systems in their facilities against damage or interruption from natural disasters, power or telecommunications failures, air quality issues, environmental conditions, computer viruses or attempts to harm our systems, criminal acts and similar events. If there is a lapse of service or damage to our system hardware, we could experience interruptions in our service as well as delays and additional expense in arranging new facilities.

Any interruptions or delays in our service, whether as a result of third-party error, our error, natural disasters or security breaches, whether accidental or willful, could harm our relationships with borrowers and investors on our marketplace and our reputation. Additionally, we do not currently maintain business liability or interruption insurance to compensate us for potentially significant losses, including potential harm to our business that may result from interruptions in our ability to facilitate the loan products and services. Our disaster recovery plan has not been tested under actual disaster conditions, and we may not have sufficient capacity to recover all data and services in the event of an outage. These factors could prevent us from processing or posting payments on the loans, damage our brand and reputation, divert our employees’ attention, subject us to liability and cause borrowers and investors to abandon our marketplace, any of which could adversely affect our business, financial condition and results of operations.

Our marketplace and internal systems rely on software that is highly technical, and if it contains undetected errors, our business could be adversely affected.

Our marketplace and internal systems rely on software licensed from third parties that is highly technical and complex. To the extent that such third parties also license the software or parts of software, we rely on such third parties to maintain their licensing rights. In addition, our marketplace and internal systems depend on the ability of such software to store, retrieve, process and manage immense amounts of data. The software on which we rely has contained, and may now or in the future contain, undetected errors or bugs. Some errors may only be discovered after the code has been used in our operations. Errors or other design defects within the software on which we rely may result in a negative experience for borrowers and investors, delay introductions of new features or enhancements, result in errors or compromise our ability to protect borrower or investor data or our intellectual property. Any errors, bugs or defects discovered in the software on which we rely could result in harm to our reputation, loss of borrowers or investors or liability for damages, any of which could adversely affect our business and financial results.

Our operations depend on the performance of the internet infrastructure and fixed telecommunications networks in China.

Almost all access to the internet in China is maintained through state-owned telecommunication operators under the administrative control and regulatory supervision of the Ministry of Industry and Information Technology (the “MIIT”). We primarily rely on a limited number of telecommunication service providers to provide us with data communications capacity through local telecommunications lines and internet data centers to host our servers. We have limited access to alternative networks or services in the event of disruptions, failures or other problems with China’s internet infrastructure or the fixed telecommunications networks provided by telecommunication service providers. With the expansion of our business, we may be required to upgrade our technology and infrastructure to keep up with the increasing traffic on our platform. We cannot assure you that the internet infrastructure and the fixed telecommunications networks in China will be able to support the demands associated with the continued growth in internet usage.

In addition, we have no control over the costs of the services provided by telecommunication service providers. If the prices we pay for telecommunications and internet services rise significantly, our results of operations may be adversely affected. Furthermore, if internet access fees or other charges to internet users increase, our user traffic may decline and our business may be harmed.

Failure to maintain relationships with our partners or implement our strategy to develop new relationships with other potential partners could have a material adverse effect on our business and results of operations.

Our relationships with our partners are important to our future success and the data sources for our predictive selection, credit scoring and automated decision-making technologies.

One of our strategies is to continue to enter into new relationships with Internet companies, e-commerce platforms, online travel agencies, telecommunication service providers and payment service providers. We intend to explore additional forms of relationships with our existing partners and pursue additional relationships with other potential strategic partners, such as social media companies, consumer transaction companies, banks, asset managers and insurance companies. Identifying, negotiating and maintaining relationships with our partners requires significant time and resources as does integrating third-party data and services.

Most of our agreements with third-party service providers are non-exclusive and do not prohibit third-party service providers from working with our competitors or from offering competing services. If our relationships with third-party service providers deteriorate or third-party service providers decide to terminate our respective business relationships for any reason, such as to work with our competitors on more exclusive or more favorable terms or if they themselves become our competitors, our operations may be disrupted. In addition, our third-party service providers may not uphold the standard we expected under our agreements, or disagreements or disputes may arise between us and the third-party service providers.

Third-party payment companies and depository banks in China, including a depository bank that takes deposits and transfers funds on our marketplace and the third-party payment company with which it works, are subject to oversight by the PBOC and must comply with complex rules and regulations, licensing and examination requirements, including, but not limited to, minimum registered capital, maintenance of payment business licenses, anti-money laundering regulations and management personnel requirements. Some third-party payment companies have been required by the PBOC to suspend their credit card pre-authorization and payment services in certain areas of China. If the third-party service providers that take deposits and transfer funds on, or serve as payment channels for, our marketplace were to suspend, limit or cease their operations, or if our relationships with our third-party service providers were to otherwise terminate, we would need to implement substantially similar arrangements with other third-party service providers. Negative publicity about our or other third-party service providers or the industry in general may also adversely affect investors’ or borrowers’ confidence and trust in the use of third-party payment companies and depository banks to carry out the payment and depository functions in connection with the origination of loans on our marketplace. If any of these were to happen, the operation of our platform could be materially impaired and our results of operations would suffer.

The Guidelines issued in July 2015 require market lending platforms to use bank depository accounts to hold lending capital, which is further emphasized in the Interim Measures. In February 2017, the CBRC released the Custodian Guidelines. The Custodian Guidelines further specifies that qualified commercial banks may act as depositories to hold online lending funds, and that other banking financial institutions are not qualified to set up individual accounts or provide settlement and payment functions. The Custodian Guidelines also sets forth basic requirements for commercial banks, including maintaining separate accounts to hold online lending funds and private funds owned by online lending platforms and prohibits outsourcing or assigning such entities’ responsibilities for setting up capital accounts, dealing with transaction information, verifying trading passwords and various other services to third parties. In addition, the Administrative Measures of Non-Bank Payments Institutions Network Payment Service (the “Administrative Measures”), which became effective from July 1, 2016, prohibits payment institutions from opening payment accounts for institutions engaging in the lending business and also sets ceilings for the maximum deposits permitted into an account opened with a third-party payment company. Thus, that arrangement regarding payment services with third-party payment companies is permitted in accordance with the Administrative Measures. In addition, the Custodian Guidelines imposes certain responsibilities on online lending intermediaries such as us, including requiring them to organize independent auditing on fund depository accounts of borrowers and investors. See “Regulation — Regulations Relating to Peer-to-Peer Lending Business.” We have entered into, and we believe that we have modified our operations to be in compliance with, agreements with depository banks regarding provision of fund depository services since July 2017.

If changes to the current arrangement with depository banks are required by future rules or regulations, a material change to our business model may be required and our business may be materially and adversely impacted.

We are dependent upon our business partners to acquire new users and further expand our borrower and investor base. Any interruption in our relationship with our business partners could materially and adversely affect our growth and financial condition.

We rely on our business partners to acquire new users. Historically, we relied on our partnership with Beijing Rongqiniu Information Technology Co., Ltd. (“Rong360”), which runs a mobile application, Rong360 APP, for searching and recommendation of financial products in China, to acquire a significant percentage of borrowers of consumer loans for our marketplace. For the fiscal year ended June 30, 2018, approximately 34% of the newly increased registered users of our marketplace were referred by Rong360. During the six months ended December 31, 2018, we strengthened our marketing efforts and improved customer experience, leading to a substantial increase of user acquisition through our own mobile applications which effectively reduced our reliance on user acquisition from Rong360. We also acquire automobile loan borrowers through our collaboration with offline partners such as Zhongdexin (Guangzhou) Financial Leasing Co., Ltd., a financial leasing company (“ZDX”). ZDX promotes our platform to its existing and potential clients with financing needs. Between January 1, 2018 and March 31, 2019, all of automobile loan borrowers came from ZDX’s promotion, contributing to 7% of our total loan transaction volume. Through interaction with us via our marketplace, these users would likely become borrowers in loan transactions facilitated through our marketplace. Although we plan to develop partnerships with other channels to acquire new users, we anticipate that our reliance on ZDX for user acquisition and borrower base expansion will continue in the near future. An interruption in our business relationship or termination of our partnership with ZDX could materially and adversely affect our growth and financial condition. We would also have to adjust our marketing and borrower acquisition strategies upon the occurrence of events that negatively affect ZDX’s operations and financial condition.

If delinquencies or defaults on loans facilitated through our marketplace increase, the return on investment for investors funding those loans would be adversely affected, which may cause existing or potential investors to choose not to invest in our marketplace.

We currently collaborate with Dadi which provides guarantee for loans facilitated through our online marketplace to assure that investors’ principal and interest would be repaid in the event that their loans default.

An investor will receive payments on its investments if the borrowers to which it is matched make timely payments on the corresponding loans, or to the extent Dadi repays the defaulted loans in accordance with the terms of the loan agreement. Investors face the risk that the borrowers on our platform may fail to repay their loans in full and that Dadi may fail to repay on behalf of the borrowers in full. If borrowers do not make payments on a loan or if Dadi does not repay the borrowers’ debt due in full, the investor may not have its investment fully repaid under the terms of the loan agreement. The annualized average default rate of loans on our marketplace was 6.13%, 10.85% and 7.01% for the fiscal years ended June 30, 2018 and 2017 and the six months ended December 31, 2018, respectively. If the defaults on loans facilitated through our marketplace increase, and Dadi refuses or fails to undertake its guarantee responsibilities or does not repay the investors in full to cover the delinquencies or defaults, the return on investment for investors funding those loans would be adversely affected, which may cause existing or potential investors to choose not to invest in our marketplace.

Our quarterly results may fluctuate significantly and may not fully reflect the underlying performance of our business.

Our quarterly results of operations, including our operating revenue, expenses, number of loans and other key metrics, may vary significantly in the future and period-to-period comparisons of our operating results may not be meaningful. Accordingly, the results for any one quarter are not necessarily an indication of future performance. Our quarterly financial results may fluctuate due to a variety of factors, some of which are outside of our control and, as a result, may not fully reflect the underlying performance of our business. Fluctuation in quarterly results may adversely affect the price of our ordinary shares. Factors that may cause fluctuations in our quarterly results include:

•        our ability to attract new investors or borrowers and maintain relationships with existing borrowers and investors;

•        loan volumes, loan grades, loan mix and the channels through which the loans and corresponding investors are sourced;

•        the amount and timing of operating expenses related to acquiring borrowers and investors and the maintenance and expansion of our business, operations and infrastructure;

•        network outages or security breaches;

•        general economic, industry and market conditions;

•        our emphasis on borrower and investor experience instead of near-term growth; and

•        the timing of expenses related to the development or acquisition of technologies or businesses and potential future charges for impairment of goodwill from acquired technologies or businesses.

In addition, we experience some seasonality in the demand for loans, which is generally lower in December and January due to the timing of national holidays. While our growth has somewhat masked this seasonality, our operating results could be affected by such seasonality in the future.

If we do not compete effectively in our target markets, our operating results could be harmed.

The online peer-to-peer marketplace lending industry in China is intensely competitive and evolving. We compete with a large number of online finance marketplaces. We also compete with financial products and companies that attract borrowers, investors or both. With respect to borrowers, we primarily compete with other lending platforms and traditional financial institutions, such as consumer finance business units in commercial banks, credit card issuers and other consumer finance companies. With respect to investors, we primarily compete with other investment products and asset classes, such as equities, bonds, investment trust products, bank savings accounts and real estate.

Some of our competitors operate with different business models and have different cost structures or participate selectively in different market segments. They may ultimately prove more successful or more adaptable to new regulatory, technological and other developments. Some of our current and potential competitors have more significant resources than we do, such as financial, technical, and marketing resources than we do and may be able to devote greater energy towards the development, promotion, sale and support of their platforms. Our competitors may also have longer operating histories, more extensive user bases, greater brand recognition and brand loyalty and broader partner relationships than us. Additionally, a current or potential competitor may acquire one or more of our existing competitors or form a strategic alliance with one or more of our competitors. Our competitors may be better at developing new products, offering more attractive investment returns or lower fees, responding faster to new technologies and undertaking more extensive and effective marketing campaigns. In response to competition and in order to grow or maintain the volume of loan transactions through our platform, we may have to offer higher investment return to investors or charge lower transaction fees, which could materially and adversely affect our business and results of operations.

We also face competition within the Guangdong Province of China, which is where we conduct the bulk of our operations. As of March 27, 2019, there were approximately 227 operating lending marketplaces in Guangdong, according to Wangdaizhijia, a portal for China’s peer-to-peer lending industry (“Wangdaizhijia”). Our primary competitors in Guangdong include Touna, Mindai, Damailicai, PPMoney, and Xiaoying, which are established lending marketplaces with large and existing borrower and investor bases as well as substantial financial resources.

When new competitors seek to enter our target market, or when existing market participants seek to increase their market share, they sometimes undercut the pricing and/or terms common place in that market, which could adversely affect our market share or ability to exploit new market opportunities. In addition, since the marketplace lending industry is a relatively recent development in China, potential investors and borrowers may not fully understand how our platform works and may not be able to fully appreciate the additional customer protection and features that we have invested in and adopted on our platform as compared to other marketplace lending platforms. Our pricing and terms could deteriorate if we fail to meet these competitive challenges. Furthermore, to the extent that our competitors are able to offer more attractive terms to our partners, such collaborating partners may choose to terminate their relationship with us. All of the foregoing could adversely affect our business, results of operations, financial condition and future growth.

If we fail to promote and maintain our brand in an effective and cost-efficient way, our business and results of operations may be harmed.

We believe that developing and maintaining awareness of our brand effectively is critical to attracting new and retaining existing borrowers and investors to our marketplace. Successful promotion of our brand and our ability to attract qualified borrowers and sufficient investors depend largely on the effectiveness of our marketing efforts and the success of the channels we use to promote our marketplace. Our efforts to build our brand have caused us to incur significant expenses, and it is likely that our future marketing efforts will require us to incur significant additional expenses. These efforts may not result in increased revenues in the immediate future or at all and, even if they do, any increases in revenues may not offset the expenses incurred. If we fail to successfully promote and maintain our brand while incurring substantial expenses, our results of operations and financial condition would be adversely affected, which may impair our ability to grow our business.

If negative publicity arises with respect to us, the marketplace lending industry or the Internet finance industry in general, our employees, our third-party service providers or our partners, our business and operating results could be adversely affected.

If negative publicity arises, even if inaccurate, about the marketplace lending industry or the Internet finance industry in general in China or our company, including the quality, effectiveness and reliability of our marketplace, our proprietary advanced credit assessment technology, our ability to effectively manage and resolve borrower and investor complaints, privacy and security practices, litigation, regulatory challenges and the experience of borrowers and investors with our platform or services, that could adversely affect our reputation and the confidence in, and the use of, our platform, which could harm our business and operating results. The PRC government has recently instituted general regulations and specific rules, including the Guidelines and Interim Measures, to develop a more transparent regulatory environment for the marketplace lending industry. See “Regulation — Regulations Relating to Peer-to-Peer Lending Business.” Many companies in China’s marketplace lending industry have not been fully compliant with these regulations, which has adversely impacted the reputation of China’s marketplace lending industry as a whole. In addition, particularly in the last year, there have been an increasing number of business failures of, or accusations of fraud and unfair dealings against companies in the marketplace lending industry in China. Although the market exits of these companies may result in healthier and more stable development of the marketplace lending industry, to the extent that borrowers or investors associate our company with these failed companies, they may be less willing to participate on our marketplace. Harm to our reputation can result from many other sources, including employees’ misconduct, misconduct by our partners, outsourced service providers, including third-party payment companies, depository banks or other counterparts, and also from our own, our partners or our outsourced services providers’ failure to provide the minimum standards of quality service and adequate protection of both borrowers’ and investors’ information, and compliance failures and claims. Additionally, negative publicity with respect to our partners or service providers could also affect our business and operating results because borrowers and investors may associate our company with these partners.

Our business and operating results may be impacted by adverse economic and market conditions.

Many factors, including factors that are beyond our control, may have a detrimental impact on borrowers’ willingness to seek loans and investors’ ability and desire to lend, and consequentially, may have a negative effect on our business and results of operations. These factors include general economic conditions, the general interest rate environment, unemployment rates, residential home values and the availability of other investment opportunities. If any of these factors arise, our revenue and transactions from our marketplace would decline and our business would be negatively impacted.

There can be no assurance that economic conditions will remain favorable for our business or that the demand for our loans will remain at current levels. Reduced demand for, or an increase in the default rate of, our loans would negatively impact our growth and revenue. If the number of qualified individual borrowers who apply for our loans or access to our lending capital on our platform decreases, our growth and revenue could decline.

Our success and future growth depend significantly on our marketing and brand promotion efforts, and if we are unable to attract new borrowers and investors to our marketplace, our business and financial results may be harmed.

We intend to continue to dedicate significant resources to our marketing and brand promotion efforts particularly, as we seek to grow our marketplace. Our ability to attract quality potential borrowers and a sufficient number of investors to our marketplace depends predominantly on the success of our marketing efforts, the success of the marketing channels we use to promote our marketplace and the experiences of borrowers and investors on our marketplace. Our marketing channels include social media, traditional media, strategic relationships with key Internet companies, search engine optimization, search engine marketing, billboard and mail-to-web. If any of our current marketing channels become less effective, if we are unable to continue to use any of these channels, if the cost of using these channels were to significantly increase or if we are not successful in generating new channels, we may not be able to attract new borrowers and investors in a cost-effective manner or convert potential borrowers and investors into active borrowers and investors on our marketplace. In addition, we believe that developing and maintaining awareness of our brand in a cost-effective manner is critical to retaining existing borrowers and investors and attracting new ones to our marketplace. Our efforts to build our brand have required significant expenditures, and it is likely that our future marketing efforts will continue to require significant additional expenses. Any failure to successfully promote our brand and develop a broader base of borrowers and investors could result in a loss of market share or slower growth, which would harm our business, financial condition and results of operations.

If new loan products and enhancements of our marketplace do not achieve sufficient market acceptance, our financial results and competitive position will be harmed.

We incur expenses and expend resources upfront to develop, acquire and market new loan products and platform enhancements to our platform to incorporate additional features, improve functionality or otherwise make our platform more desirable to potential borrowers and investors. New loan products or platform enhancements must achieve high levels of market acceptance.

Any new loan products and changes to our marketplace could fail to attain sufficient market acceptance for many reasons, including:

•        our failure to predict market demand accurately and launch loan products that meet this demand in a timely fashion;

•        borrowers and investors using our marketplace may not like, find useful or agree with any changes;

•        defects, errors or failures on our marketplace;

•        negative publicity about the loan products facilitated on our marketplace or its performance or effectiveness;

•        if the annual investment returns are lower than we and/or the investors expected;

•        delays in releasing new loan products or marketplace enhancements to the market; and

•        the introduction or anticipated introduction of competing products by our competitors.

If the new loan products facilitated on our marketplace or marketplace enhancements do not achieve adequate acceptance on the market, our competitive position, revenue and operating results could be harmed. The adverse effect on our financial results may be particularly acute because of the significant development, marketing, sales and other expenses we will have incurred in connection with the new loan products or marketplace enhancements.

If labor costs in the PRC increase substantially, our business and costs of operations may be adversely affected.

In recent years, the Chinese economy has experienced inflation and labor cost increases. Average wages are projected to continue to increase. Further, under PRC law we are required to pay various statutory employee benefits, including pensions, housing funds, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to designated government agencies for the benefit of our employees. The relevant government agencies may examine whether an employer has made adequate payments to the statutory employee benefits, and those employers who fail to make adequate payments may be subject to late payment fees, fines and/or other penalties. We expect that our labor costs, including wages and employee benefits, will continue to increase. If we are unable to control our labor costs or pass such increased labor costs on to our users by increasing the fees of our services, our financial condition and results of operations may be adversely affected.

Competition for our employees is intense, and we may not be able to attract and retain the highly skilled employees needed to support our business.

We believe our success depends on the efforts and talents of our employees, including software engineers, financial personnel and marketing professionals. Our future success depends on our continued ability to attract, develop, motivate and retain highly qualified and skilled employees. Competition for highly skilled sales, technical and financial personnel is extremely intense. We may not be able to hire and retain these personnel at compensation levels consistent with our existing compensation and salary structure. Many of the companies with which we compete for experienced employees have greater resources than we have and may be able to offer more attractive terms of employment.

In addition, we invest significant time and expense in training our employees, which increases their value to competitors who may seek to recruit them. If we fail to retain our employees, we could incur significant expenses in hiring and training their replacements, and the quality of our services and our ability to serve borrowers and investors could diminish, resulting in a material adverse effect on our business.

Our business depends on the continued efforts of our senior management. If one or more of our key executives were unable or unwilling to continue in their present positions, our business may be severely disrupted.

Our business operations depend on the continued services of our senior management, particularly the executive officers named in this prospectus. While we have provided different incentives to our management, we cannot assure you that we can continue to retain their services. If one or more of our key executives were unable or unwilling to continue in their present positions, we may not be able to replace them easily or at all, our future growth may be constrained, our business may be severely disrupted and our financial condition and results of operations may be materially and adversely affected, and we may incur additional expenses to recruit, train and retain qualified personnel. In addition, although the employment agreements with our management contain confidentiality and non-competition provisions, there is no assurance that any member of our management team will not join our competitors or form a competing business. If any dispute arises between us and our current or former officers, we may have to incur substantial costs and expenses in order to enforce such agreements in China or we may be unable to enforce them at all.

From time to time we may evaluate and potentially consummate acquisitions or alliances, which could require significant management attention, disrupt our business, adversely affect our financial results, be unsuccessful or fail to achieve the desired result.

Although not currently planned, in the future we may evaluate and consider strategic transactions, combinations, acquisitions or alliances to enhance our existing business or develop new loan products and services. These transactions could be material to our financial condition and results of operations if consummated. If we are able to identify an appropriate business opportunity, we may not be able to successfully consummate the transaction and, even if we do consummate the transaction, we may be unable to obtain the benefits or avoid the difficulties and risks of such a transaction.

Any acquisition or alliance will involve risks commonly encountered in business relationships, including:

•        difficulties in assimilating and integrating the operations, personnel, systems, data, technologies, products and services of the acquired business;

•        inability of the acquired technologies, products or businesses to achieve expected levels of revenue, profitability, productivity or other benefits;

•        difficulties in retaining, training, motivating and integrating key personnel;

•        diversion of management’s time and resources from our normal daily operations;

•        difficulties in successfully incorporating licensed or acquired technology and rights into our platform;

•        difficulties in retaining relationships with customers, employees and suppliers of the acquired business;

•        regulatory risks; and

•        liability for activities of the acquired business before the acquisition, including patent, copyright and trademark infringement claims, violations of laws, commercial disputes, tax liabilities and other known and unknown liabilities.

We may not make any acquisitions or consummate any alliances, or any future acquisitions or alliances may not be successful. Furthermore, we may not benefit from our business strategy, nor generate sufficient revenue to offset the associated costs or may otherwise not result in the intended benefits. In addition, we cannot assure you that any future acquisition of, or alliance with respect to, new businesses or technology will lead to the successful development of new or enhanced loan products and services or that any new or enhanced loan products and services, if developed, will achieve market acceptance or prove to be profitable.

Increases in market interest rates could negatively affect the amount of loans facilitated by us and cost of funds provided to borrowers.

Borrowers’ costs of borrowing mainly consist of interest rates and transaction costs. An increase in prevailing interest rates could result in an increase in the interest rates of loans we facilitate, and borrowers may be less likely to accept such adjusted terms. If borrowers decide not to use the products or services we offer, because of an increase in market interest rates, our ability to retain existing borrowers and engage prospective borrowers as well as our competitive position may be severely impaired. If we are unable to effectively manage such market interest rate risks, our business, profitability, results of operations and financial condition could be materially and adversely affected.

Our overall funding costs may fluctuate with market interest rates while the interest rates for existing loans are fixed during the terms of the loans. As a result, an increase in the market interest rates may negatively impact the availability and cost of our funding, which may have a material adverse impact on our profitability and results of operations.

Misconduct and errors by our employees and third-party service providers could harm our business and reputation.

We are exposed to many types of operational risks, including the risk of misconduct and errors by our employees and third-party service providers. Our business depends on our employees and third-party service providers to process a large number of increasingly complex transactions, including loan transactions that involve the use and disclosure of personal and business information. We could be materially and adversely affected if personal and business information was disclosed to unintended recipients or an operational failure in the processing of other transactions occurred, whether as a result of human error, a purposeful sabotage or a fraudulent manipulation of our operations or systems. Also, we could be materially and adversely affected if our employees or third-party service providers absconded with our proprietary data or used our know-how in order to compete with us. In addition, the manner in which we store and use certain personal information and interact with borrowers and investors is governed by various laws. If any of our employees or third-party service providers take, convert or misuse funds, documents or data or fail to follow protocol when interacting with borrowers and investors, we could be liable for damages and subject to regulatory actions and penalties or suffer reputational damage. We could also be perceived to have facilitated or participated in the illegal misappropriation of funds, documents or data, or the failure to follow protocol, and therefore be subject to civil or criminal liability or suffer reputational damage. It is not always possible to identify and deter misconduct or errors by employees or third-party service providers, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses. Although employees have left our company in the past and violated the non-compete and non-solicitation clauses in their employment agreements with little impact on our business, future violations of these clauses could have a material adverse effect on our business. Any of these occurrences could result in our diminished ability to operate our business, potential liability to borrowers and investors, inability to attract future borrowers and investors, reputational damage, regulatory intervention and financial harm, which could negatively impact our business, financial condition and results of operations.

Our business is subject to risks related to lawsuits and other claims brought by our clients or business partners. If the outcomes of these proceedings are adverse to us, it could have a material adverse effect on our business, results of operations and financial condition.

We are subject to lawsuits and other claims in the ordinary course of our business. We are currently not involved in any lawsuits with our investors or borrowers on our platform or our business partners including any proceedings to collect debt. However, claims arising out of actual or alleged violations of law could be asserted against us by individuals, governmental or other entities in civil, administrative or criminal investigations and proceedings. These claims could be asserted under a variety of laws and regulations, including but not limited to contract laws, online or private lending laws or regulations, consumer protection laws or regulations, intellectual property laws, cyber information security and privacy laws, and labor and employment laws. These actions could expose us to adverse publicity and to monetary damages, fines and penalties, as well as suspension or revocation of licenses or permits to conduct business. Even if we eventually prevail in these matters, we could incur significant legal fees or suffer reputational harm, which could have a material adverse effect on our business and results of operations as well as our future growth and prospects.

Any failure to protect our own intellectual property rights could impair our brand, negatively impact our business or both.

Our success and ability to compete also depend in part on protecting our own intellectual property. We rely on a combination of copyrights, trade secrets, trademarks and other rights, as well as confidentiality procedures and contractual provisions to protect our proprietary technology, processes and other intellectual property. However, the steps we take to protect our intellectual property rights may be inadequate. Third parties may seek to challenge, invalidate or circumvent our copyrights, trade secrets, trademarks and other rights or applications for any of the foregoing. In order to protect our intellectual property rights, we may be required to spend significant resources. Litigation brought to protect and enforce our intellectual property rights could be costly, time-consuming and distracting to management. Our failure to secure, protect and enforce our intellectual property rights could adversely affect our brand and impact our business.

We may be sued by third parties for alleged infringement of their proprietary rights, which could harm our business.

Our competitors, as well as a number of other entities and individuals, may own or claim to own intellectual property relating to our industry. From time to time, a third party provider may claim that we are infringing on their intellectual property rights. We may, however, be unaware of the intellectual property rights that others may claim over some or all of our applications, technology or services. Any claims or litigation could cause us to incur significant expenses and, if successfully asserted against us, could require that we pay substantial damages or ongoing royalty payments, restrict us from conducting our business or require that we comply with other unfavorable terms. We may also be obligated to indemnify parties or pay substantial settlement costs, including royalty payments, in connection with any such claim or litigation and to obtain licenses, modify applications or refund fees, which could be costly. Even if we were to prevail in such a dispute, any litigation regarding our intellectual property could be costly and time-consuming and divert the attention of our management from our business operations.

Some aspects of our digital operations include open source software, and any failure to comply with the terms of one or more of these open source licenses could negatively affect our business.

Some aspects of our digital operations include software covered by open source licenses. The terms of various open source licenses have not been interpreted by PRC courts, and there is a risk that such licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our online and mobile-based channels. If portions of our proprietary software are determined to be subject to an open source license, we could be required to publicly release the affected portions of our source code, re-engineer all or a portion of our technologies if required so by the license, or otherwise be limited in the licensing of our technologies, each of which could reduce or eliminate the value of our technologies and loan products. In addition to risks related to license requirements, usage of open source software can lead to greater risks than the use of third-party commercial software, as open source licensors generally do not provide warranties or controls on the origin of the software. Many of the risks associated with the use of open source software cannot be eliminated, and could adversely affect our business.

Because some borrowers and investors may come to our marketplace from referrals by third parties, it is possible that an unsatisfied borrower or investor could make a claim against us based on the content of any information provided by these third parties that could result in claims that are costly to defend and distracting to management.

Some borrowers and investors may come to our marketplace after reviewing information provided by a third party. We do not review, approve or adopt any information provided by third party websites and, while we do not believe we would have liability for such information, it is possible that an unsatisfied borrower or investor could bring claims against us based on such information. Such claims could be costly and time-consuming to defend and would distract management’s attention from the operation of our business and create negative publicity, which could affect our reputation.

If we fail to implement and maintain an effective system of internal controls or fail to remediate the material weaknesses in our internal control over financial reporting that have been identified, we may be unable to accurately report our results of operations or prevent fraud or fail to meet our reporting obligations, and investor confidence and the market price of our ordinary shares may be materially and adversely affected.

Prior to this offering, we were a private company with limited accounting personnel and other resources with which to address our internal controls and procedures. Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. However, in preparing our consolidated financial statements as of and for the years ended June 30, 2018 and 2017, we and our independent registered public accounting firm have identified material weaknesses in our internal control over financial reporting, as defined in the standards established by the Public Company Accounting Oversight Board of the United States, or PCAOB, and other control deficiencies. The material weaknesses identified related to (i) a lack of accounting staff and resources with appropriate knowledge of generally accepted accounting principles in the United States (“U.S. GAAP”) and SEC reporting and compliance requirements; (ii) a lack of sufficient documented financial closing policies and procedures; and (iii) a lack of independent directors and an audit committee. Following the identification of the material weaknesses and control deficiencies, we have taken and plan to continue to take remedial measures including (i) hiring more qualified accounting personnel, including a financial controller, with relevant U.S. GAAP and SEC reporting experience and qualifications to strengthen the financial reporting function and to set up a financial and system control framework; (ii) implementing regular and continuous U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel; (iii) setting up an internal audit function as well as engaging an external consulting firm to assist us with assessment of Sarbanes-Oxley compliance requirements and improvement of overall internal control; and (iv) hiring independent directors, establishing an audit committee and strengthening corporate governance. However, the implementation of these measures may not fully address the material weaknesses in our internal control over financial reporting. Our failure to correct the material weaknesses or our failure to discover and address any other material weaknesses or control deficiencies could result in inaccuracies in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, our business, financial condition, results of operations and prospects, as well as the trading price of our ordinary shares, may be materially and adversely affected. Moreover, ineffective internal control over financial reporting significantly hinders our ability to prevent fraud.

Upon completion of this offering, we will become a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Section 404 of this Act will require that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending June 30, 2019. In addition, once we cease to be an “emerging growth company,” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, after we become a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to complete our evaluation testing and any required remediation in a timely manner.

Certain data and information in this prospectus were obtained from third-party sources and were not independently verified by us.

This prospectus contains certain data and information that we obtained from various government and private entity publications including industry information from Xindibiao, a consulting company. Statistical data in these publications also include projections based on a number of assumptions. The Chinese credit industry, and marketplace lending in particular, may not grow at the rate projected by market data, or at all. Failure of this industry to grow at the projected rate may have a material adverse effect on our business and the market price of our ordinary shares. In addition, the new and rapidly changing nature of the credit and marketplace lending industry results in significant uncertainties for any projections or estimates relating to the growth prospects or future condition of our industry. Furthermore, if any one or more of the assumptions underlying the market data is later found to be incorrect, actual results may differ from the projections based on these assumptions.

We have not independently verified the data and information contained in such third-party publications and reports. Data and information contained in such third-party publications and reports may be collected using third-party methodologies, which may differ from the data collection methods used by us. In addition, these industry publications and reports generally indicate that the information contained therein is believed to be reliable, but do not guarantee the accuracy and completeness of such information.

If we cannot maintain our corporate culture as we grow, we could lose the innovation, collaboration and focus that contribute to our business.

We believe that a critical component of our success is our corporate culture, which we believe fosters innovation, encourages teamwork and cultivates creativity. As we develop the infrastructure of a public company and seek to grow, we may find it difficult to maintain these valuable aspects of our corporate culture. Any failure to preserve our culture could negatively impact our future success, including our ability to attract and retain employees, encourage innovation and teamwork and effectively focus on and pursue our corporate objectives.

We do not have any business insurance coverage.

Insurance companies in China currently do not offer an extensive array of insurance products as insurance companies in more developed economies do. Currently, we do not have any business liability or disruption insurance to cover our operations. We have determined that the costs of insuring for these risks and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to have such insurance. Any uninsured business disruptions may result in our incurring substantial costs and the diversion of resources, which could have an adverse effect on our results of operations and financial condition.

We may have exposure to greater than anticipated tax liabilities.

We are subject to enterprise income tax, value-added tax, and other taxes in each province and city in China where we have operations. Our tax structure is subject to review by various local tax authorities. The determination of our provision for income tax and other tax liabilities requires significant judgment. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe our estimates are reasonable, the ultimate decisions by the relevant tax authorities may differ from the amounts recorded in our financial statements and may materially affect our financial results in the period or periods for which such determination is made.

Risks Related to Our Corporate Structure

Our current corporate structure and business operations may be affected by the newly enacted Foreign Investment Law.

On March 15, 2019, the National People’s Congress, China’s national legislative body (the “NPC”) approved the Foreign Investment Law, which will take effect on January 1, 2020. Since it is relatively new, uncertainties exist in relation to its interpretation and its implementation rules that are yet to be issued. The Foreign Investment Law does not explicitly classify whether variable interest entities that are controlled through contractual arrangements would be deemed as foreign-invested enterprises if they are ultimately “controlled” by foreign investors. However, it has a catch-all provision under definition of “foreign investment” that includes investments made by foreign investors in China through other means as provided by laws, administrative regulations or the State Council. Therefore it still leaves leeway for future laws, administrative regulations or provisions of the State Council to provide for contractual arrangements as a form of foreign investment. Therefore, there can be no assurance that our control over our consolidated VIE through contractual arrangements will not be deemed as foreign investment in the future.

The Foreign Investment Law grants national treatment to foreign-invested entities, except for those foreign-invested entities that operate in industries specified as either “restricted” or “prohibited” from foreign investment in a “negative list” that is yet to be published. It is unclear whether the “negative list” to be published will differ from the current Special Administrative Measures for Market Access of Foreign Investment (Negative List). The Foreign Investment Law provides that foreign-invested entities operating in “restricted” or “prohibited” industries will require market entry clearance and other approvals from relevant PRC government authorities. If our control over our consolidated VIE through contractual arrangements are deemed as foreign investment in the future, and any business of our consolidated VIE is “restricted” or “prohibited” from foreign investment under the “negative list” effective at the time, we may be deemed to be in violation of the Foreign Investment Law, the contractual arrangements that allow us to have control over our consolidated VIE may be deemed as invalid and illegal, and we may be required to unwind such contractual arrangements and/or restructure our business operations, any of which may have a material adverse effect on our business operation.

Furthermore, if future laws, administrative regulations or provisions mandate further actions to be taken by companies with respect to existing contractual arrangements, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure and business operations.

On January 2015, the Ministry of Commerce (“MOFCOM”) has published a discussion draft of the proposed Foreign Investment Law, or the draft PRC Foreign Investment Law (2015), which contains certain contents regarding VIE contractual arrangement. It is uncertain whether the contents regarding VIE contractual arrangement under the draft PRC Foreign Investment Law (2015) will be adopted when the catch-all provision under the definition of “foreign investment” is provided by future laws, administrative regulations or the State Council according to the newly enacted Foreign Investment Law.

The draft Foreign Investment Law (2015) purports to introduce the principle of “actual control” in determining whether a company is considered an FIE. The draft Foreign Investment Law (2015) specifically provides that entities established in China but “controlled” by foreign investors will be treated as FIEs, whereas an entity organized in a foreign jurisdiction, but cleared by the MOFCOM as “controlled” by PRC entities and/or citizens, would nonetheless be treated as a PRC domestic entity for investment in the “restriction category” that could appear on any such “negative list.” In this connection, “control” is broadly defined in the draft law to cover any of the following summarized categories: (i) holding 50% or more of the voting rights or similar rights and interests of the subject entity; (ii) holding less than 50% of the voting rights or similar rights and interests of the subject entity but having the power to directly or indirectly appoint or otherwise secure at least 50% of the seats on the board or other equivalent decision making bodies, or having the voting power to materially influence the board, the shareholders’ meeting or other equivalent decision making bodies; or (iii) having the power to exert decisive influence, via contractual or trust arrangements, over the subject entity’s operations, financial, staffing and technology matters.

We rely on contractual arrangements with our consolidated VIE and its shareholders to operate our business, which may not be as effective as direct ownership in providing operational control and otherwise have a material adverse effect as to our business.

We rely on contractual arrangements with our consolidated VIE and its shareholders to operate our business. For a description of these contractual arrangements, see “Corporate History and Structure — Contractual Arrangements between Shenzhen HeZhong and Its Shareholders.” All of our revenue is attributed to our consolidated VIE. These contractual arrangements may not be as effective as direct ownership in providing us with control over our consolidated VIE. If our consolidated VIE or its shareholders fail to perform their respective obligations under these contractual arrangements, our recourse to the assets held by our consolidated VIE is indirect and we may have to incur substantial costs and expend significant resources to enforce such arrangements in reliance on legal remedies under PRC law. These remedies may not always be effective, particularly in light of uncertainties in the PRC legal system. Furthermore, in connection with litigation, arbitration or other judicial or dispute resolution proceedings, assets under the name of any of record holder of equity interest in our consolidated VIE, including such equity interest, may be put under court custody. As a consequence, we cannot be certain that the equity interest will be disposed pursuant to the contractual arrangement or ownership by the record holder of the equity interest.

All of these contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in the PRC. Accordingly, these contracts would be interpreted in accordance with PRC laws and any disputes would be resolved in accordance with PRC legal procedures. The legal environment in the PRC is not as developed as in other jurisdictions, such as the U.S. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. In the event that we are unable to enforce these contractual arrangements, or if we suffer significant time delays or other obstacles in the process of enforcing these contractual arrangements, it would be very difficult to exert effective control over our consolidated VIE, and our ability to conduct our business and our financial condition and results of operations may be materially and adversely affected. See “— Risks Related to Doing Business in China — Uncertainties with respect to the PRC legal system could adversely affect us.”

Any failure by our consolidated VIE or its shareholders to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business.

We, through our wholly foreign-owned enterprise in the PRC, have entered into a series of contractual arrangements with our consolidated VIE and its shareholders. For a description of these contractual arrangements, see “Corporate History and Structure — Contractual Arrangements between Shenzhen HeZhong and Its Shareholders” If our consolidated VIE or its shareholders fail to perform their respective obligations under these contractual arrangements, we may incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC laws, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure you will be effective under PRC laws. For example, if the shareholders of our consolidated VIE were to refuse to transfer their equity interests in the consolidated VIE to us or our designee when we exercise the purchase option pursuant to these contractual arrangements, or if they were otherwise to act in bad faith toward us, then we may have to take legal actions to compel them to perform their contractual obligations.

All the agreements under our contractual arrangements are governed by PRC laws and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC laws and any disputes would be resolved in accordance with PRC legal procedures. The legal system in the PRC is not as developed as in some other jurisdictions, such as the U.S. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. Meanwhile, there are very few precedents and formal guidelines as to how contractual arrangements in the context of a VIE should be interpreted or enforced under PRC laws. There remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, under PRC laws, rulings by arbitrators are final and parties cannot appeal arbitration results in court unless such rulings are revoked or determined unenforceable by a competent court. If the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay. In the event that we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over our consolidated VIE and relevant rights and licenses held by it which we require in order to operate our business, and our ability to conduct our business may be negatively affected. See “— Risks Related to Doing Business in China — Uncertainties with respect to the PRC legal system could adversely affect us.”

The arbitration provisions under these contractual arrangements have no effect on the rights of our shareholders to pursue claims against us under the United States federal securities laws.

The shareholders of our consolidated VIE may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

The interests of the shareholders of our consolidated VIE in their capacities as such shareholders may differ from the interests of our company as a whole, as what is in the best interests of our consolidated VIE, including matters such as whether to distribute dividends or to make other distributions to fund our offshore requirement, may not be in the best interests of our company. There can be no assurance that when conflicts of interest arise, any or all of these shareholders will act in the best interests of our company or those conflicts of interest will be resolved in our favor. In addition, these shareholders may breach or cause our consolidated VIE and its subsidiaries to breach or refuse to renew the existing contractual arrangements with us.

Currently, we do not have arrangements to address potential conflicts of interest that the shareholders of our consolidated VIE may encounter, on one hand, and as a beneficial owner of our company, on the other hand. We, however, could, at all times, exercise our option under the exclusive option agreement to cause them to transfer all of their equity ownership in our consolidated VIE to a PRC entity or individual designated by us as permitted by the then applicable PRC laws. In addition, if such conflicts of interest arise, we could also, in the capacity of attorney-in-fact of the then existing shareholders of our consolidated VIE as provided under the power of attorney, directly appoint new directors of our consolidated VIE. We rely on the shareholders of our consolidated VIE to comply with PRC laws and regulations, which protect contracts and provide that directors and executive officers owe a duty of loyalty to our company and require them to avoid conflicts of interest and not to take advantage of their positions for personal gains, and the laws of the Cayman Islands, which provide that directors have a duty of care and a duty of loyalty to act honestly in good faith with a view to our best interests. However, the legal frameworks of both China and the Cayman Islands do not provide guidelines on resolving conflicts with other corporate governance regimes. If we cannot resolve any conflicts of interest or disputes between us and the shareholders of our consolidated VIE, we would have to rely on legal proceedings, which could result in the disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

If the PRC government deems that the contractual arrangements in relation to our consolidated VIE do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

As we continually enrich the service offerings on our platform, we plan to engage in telecommunications-related businesses after we complete our filing and registration with the financial authorities as an online lending information intermediary, including value-added online services for platform participants, in the future. The PRC government regulates telecommunication-related businesses through strict business licensing requirements and other government regulations. These laws and regulations also include limitations on foreign ownership of PRC companies that engage in telecommunication-related businesses. Specifically, foreign investors are generally not allowed to own more than a 50% equity interest in any PRC company engaging in value-added telecommunications businesses. The primary foreign investor must also have experience and a good track record in providing value-added telecommunication services (“VATS”), overseas.

Because we are an exempted company incorporated in the Cayman Islands, we are classified as a foreign enterprise under PRC laws and regulations, and our wholly foreign-owned enterprise in the PRC is a foreign-invested enterprise (“FIE”). Accordingly, our subsidiary is not eligible to operate VATS business in China. As we plan to operate VATS business in the future, we conduct our business in China through our consolidated VIE and its affiliates. Our PRC subsidiary has entered into a series of contractual arrangements with our consolidated VIE and its shareholders, which enable us to (i) exercise effective control over the consolidated VIE, (ii) receive substantially all of the economic benefits of the consolidated VIE, and (iii) have an exclusive option to purchase all or part of the equity interests and assets in the consolidated VIE when and to the extent permitted by PRC law. As a result of these contractual arrangements, we have control over and are the primary beneficiary of the consolidated VIE and hence consolidate its financial results as our consolidated VIE under U.S. GAAP. For a description of these contractual arrangements, see “Corporate History and Structure — Contractual Arrangements between Shenzhen HeZhong and Its Shareholders.”

We believe that our corporate structure and contractual arrangements comply with the current applicable PRC laws and regulations. Our PRC legal counsel, Grandway Law Offices, based on its understanding of the relevant laws and regulations, is of the opinion that each of the contracts among our wholly-owned PRC subsidiary, our consolidated VIE and its shareholders is valid, binding and enforceable in accordance with its terms. However, there are substantial uncertainties regarding the interpretation and application of PRC laws and regulations, including the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors (the “M&A Rules”), and the Telecommunications Regulations and the relevant regulatory measures concerning the telecommunications industry. There can be no assurance that the PRC government authorities, such as the MOFCOM or the MIIT, or other authorities that regulate online services providers and other participants in the telecommunications industry, would agree that our corporate structure or any of the above contractual arrangements comply with PRC licensing, registration or other regulatory requirements, with existing policies or with requirements or policies that may be adopted in the future. PRC laws and regulations governing the validity of these contractual arrangements are uncertain and the relevant government authorities have broad discretion in interpreting these laws and regulations.

If our corporate structure and contractual arrangements are deemed by the MIIT, the MOFCOM or other regulators that have competent authority, to be illegal, either in whole or in part, we may lose control of our consolidated VIE and have to modify such structure to comply with regulatory requirements. However, there can be no assurance that we can achieve this without material disruption to our business. Further, if our corporate structure and contractual arrangements are found to be in violation of any existing or future PRC laws or regulations, the relevant regulatory authorities would have broad discretion in dealing with such violations, including:

•        revoking our business and operating licenses;

•        levying fines on us;

•        confiscating any of our income that they deem to be obtained through illegal operations;

•        shutting down our services;

•        discontinuing or restricting our operations in China;

•        imposing conditions or requirements with which we may not be able to comply;

•        requiring us to change our corporate structure and contractual arrangements;

•        restricting or prohibiting our use of the proceeds from overseas offering to finance our consolidated VIE’s business and operations; and

•        taking other regulatory or enforcement actions that could be harmful to our business.

Furthermore, new PRC laws, rules and regulations may be introduced to impose additional requirements that may be applicable to our corporate structure and contractual arrangements. Occurrence of any of these events could materially and adversely affect our business, financial condition and results of operations. In addition, if the imposition of any of these penalties or requirement to restructure our corporate structure causes us to lose the rights to direct the activities of our consolidated VIE or our right to receive their economic benefits, we would no longer be able to consolidate the financial results of such VIE in our consolidated financial statements. However, we do not believe that such actions would result in the liquidation or dissolution of our company, our wholly-owned subsidiary in China or our consolidated VIE or its subsidiaries. See “Corporate History and Structure — Contractual Arrangements between Shenzhen HeZhong and Its Shareholders.”

Contractual arrangements in relation to our consolidated VIE may be subject to scrutiny by the PRC tax authorities and they may determine that our consolidated VIE owes additional taxes, which could negatively affect our financial condition and the value of your investment.

Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. The PRC enterprise income tax law requires every enterprise in China to submit its annual enterprise income tax return together with a report on transactions with its related parties to the relevant tax authorities. The tax authorities may impose reasonable adjustments on taxation if they have identified any related party transactions that are inconsistent with the arm’s length principles. We may face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangements among our wholly-owned PRC subsidiary, our consolidated VIE and its shareholders were not entered into on an arm’s length basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, regulations and rules, and adjust their income in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by our wholly-owned PRC subsidiary or consolidated VIE for PRC tax purposes, which could in turn increase their tax liabilities without reducing their tax expenses. In addition, if our wholly-owned PRC subsidiary requests the shareholders of our consolidated VIE to transfer their equity interests in our consolidated VIE at nominal or 1RMB pursuant to these contractual arrangements, such transfer could be viewed as a transaction with an unreasonable price and subject the relevant subsidiary to PRC income tax. Furthermore, the PRC tax authorities may impose late payment fees and other penalties on our PRC subsidiary and consolidated VIE for adjusted but unpaid taxes according to applicable regulations. Our financial position could be materially and adversely affected if the tax liabilities of our PRC subsidiary and consolidated VIE increase, or if they are required to pay late payment fees and other penalties.

We may lose the ability to use and enjoy assets held by our consolidated VIE that are material to the operation of our business if the entity goes bankrupt or becomes subject to a dissolution or liquidation proceeding.

Our consolidated VIE holds substantially all of our assets. Under the contractual arrangements, our consolidated VIE may not and its shareholders may not cause it to, in any manner, sell, transfer, mortgage or dispose of its assets or its legal or beneficial interests in the business without our prior consent. However, in the event that the shareholders of our consolidated VIE breach these contractual arrangements and voluntarily liquidate our consolidated VIE, or our consolidated VIE declares bankruptcy and all or part of its assets become subject to liens or rights of third-party creditors, or are otherwise disposed of without our consent, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. If our consolidated VIE undergoes a voluntary or involuntary liquidation proceeding, independent third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, financial condition and results of operations.

If the custodians or authorized users of our controlling non-tangible assets, including chops and seals, fail to fulfill their responsibilities, or misappropriate or misuse these assets, our business and operations may be materially and adversely affected.

Under PRC law, legal documents for corporate transactions, including agreements and contracts that our business relies on, are executed using the chop or seal of the signing entity or with the signature of a legal representative whose designation is registered and filed with the relevant local branch of the State Administration for Market Regulation, formerly known as the State Administration for Industry and Commerce (“SAIC”). We generally execute legal documents by affixing chops or seals, rather than having the designated legal representatives sign the documents.

We use two major types of chops: corporate chops and finance chops. Chops are seals or stamps used by a PRC company to legally authorize documents, often in place of a signature. We use corporate chops generally for documents to be submitted to government agencies, such as applications for changing business scope, directors or company name, and for legal letters. We use finance chops generally for making and collecting payments, including issuing invoices. Use of corporate chops must be approved by our legal department and administrative department, and use of finance chops must be approved by our finance department. The chops of our subsidiary and consolidated VIE are generally held by the relevant entities so that documents can be executed locally. Although we usually utilize chops to execute contracts, the registered legal representatives of our subsidiary and consolidated VIE have the apparent authority to enter into contracts on behalf of such entities without chops, unless such contracts set forth otherwise.

In order to maintain the physical security of our chops, we generally have them stored in secured locations accessible only to the designated key employees of our legal, administrative or finance departments. Our designated legal representatives generally do not have access to the chops. Although we have approval procedures in place and monitor our key employees, including the designated legal representatives of our subsidiary and consolidated VIE, the procedures may not be sufficient to prevent all instances of abuse or negligence. There is a risk that our key employees or designated legal representatives could abuse their authority, for example, by binding our subsidiary and consolidated VIE with contracts against our interests, as we would be obligated to honor these contracts if the other contracting party acts in good faith in reliance on the apparent authority of our chops or signatures of our legal representatives. If any designated legal representative obtains control of the chop in an effort to obtain control over the relevant entity, we would need to have a shareholder or board resolution to designate a new legal representative to take legal action to seek the return of the chop, apply for a new chop with the relevant authorities, or otherwise seek legal remedies for the legal representative’s misconduct. If any of the designated legal representatives obtains and misuses or misappropriates our chops and seals or other controlling intangible assets for whatever reason, we could experience disruption to our normal business operations. We may have to take corporate or legal action, which could involve significant time and resources to resolve the matter, while distracting management from our operations, and our business operations may be materially and adversely affected.

Risks Related to Doing Business in China

Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations.

Substantially all of our operations are located in China. Accordingly, our business, financial condition, results of operations and prospects may be influenced to a significant degree by political, economic and social conditions in China generally. The Chinese economy differs from the economies of most developed countries in many respects, including the level of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. The Chinese government also exercises significant control over China’s economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies.

While the Chinese economy has experienced significant growth over past decades, growth has been uneven, both geographically and among various sectors of the economy. Any adverse changes in economic conditions in China, in the policies of the Chinese government or in the laws and regulations in China could have a material adverse effect on the overall economic growth of China. Such developments could adversely affect our business and operating results, leading to a reduction in demand for our services and adversely affecting our competitive position. The Chinese government has implemented various measures to encourage economic growth and to guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. More so, in the past, the Chinese government had implemented certain measures, including interest rate adjustments, to control the pace of economic growth. These measures may have caused a decrease in economic activity in China, which could adversely affect our business and operating results.

A severe or prolonged downturn in the Chinese or global economy could materially and adversely affect our business and financial condition.

Any prolonged slowdown in the Chinese or global economy may have a negative impact on our business, results of operations and financial condition. In particular, general economic factors and conditions in China or worldwide, including the general interest rate environment and unemployment rates, may affect micro and small-enterprise owners’ willingness to seek credit and our partners’ ability and desire to invest in loans. Economic conditions in China are sensitive to global economic conditions. The global financial markets have experienced significant disruptions in the past, including the escalation of the European sovereign debt crisis from 2011, which may continue. While the Chinese economy has experienced significant growth over past decades, growth has been unsteady, both geographically and among various sectors of the economy. There are considerable uncertainties over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. There have also been concerns over the unrest in the Middle East and Africa, which have resulted in volatility of financial and other markets. Significant uncertainty exists regarding the timing of the United Kingdom’s anticipated withdrawal from the European Union and the effects such withdrawal may have on world economy, as well as uncertainties regarding the likelihood and timing of policy changes (including the imposition of tariffs on Chinese goods) by the Trump Administration in the United States and the subsequent impact on world economy. There have also been concerns regarding the economic effects involving the tensions between China and other surrounding Asian countries. If present Chinese and global economic uncertainties persist, we may have difficulty in obtaining funding sources to fund the credit utilized by borrowers. Adverse economic conditions could also reduce the number of quality micro and small-enterprise owners seeking credit from us, as well as their ability to make payments. Should any of these situations occur, the amount of loans facilitated to borrowers and our operating income would decline, and our business and financial condition would be negatively impacted. Additionally, continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs.

Uncertainties with respect to the PRC legal system could adversely affect us.

The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions under the civil law system may be cited for reference but have limited precedential value.

In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past three decades has significantly enhanced the protection afforded to various forms of foreign investments in China. However, China has not developed a fully integrated legal system, and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, the interpretation and enforcement of these laws and regulations involve uncertainties. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory provisions and contractual terms, it may be difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy. These uncertainties may affect our judgment on the relevance of legal requirements and our ability to enforce our contractual rights or tort claims. In addition, the regulatory uncertainties may be exploited through unmerited or frivolous legal actions or threats in attempts to extract payments or benefits from us.

Furthermore, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis. As a result, we may not be aware of our violation of any of these policies and rules until sometime after the violation. In addition, any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in the prospectus based on foreign laws.

We are a company incorporated under the laws of the Cayman Islands, but we conduct substantially all of our operations in China, and substantially all of our assets are located in China. In addition, all our senior executive officers reside within China for a significant portion of the time and most are PRC nationals. As a result, it may be difficult for our shareholders to effect service of process upon us or upon those located in China. In addition, China does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the Cayman Islands or many other countries or regions. Therefore, recognition and enforcement in China of judgments of a court in any of these non-PRC jurisdictions in relation to any matter not subject to a binding arbitration provision may be difficult or impossible.

We may rely on dividends and other distributions on equity paid by our PRC subsidiary to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiary to make payments to us could have a material adverse effect on our ability to conduct our business.

We are a Cayman Islands holding company and we rely principally on dividends and other distributions on equity from our PRC subsidiary for our cash requirements, including for services of any debt we may incur. Our PRC subsidiary’s ability to distribute dividends is based upon its distributable earnings. Current PRC regulations permit our PRC subsidiary to pay dividends to its shareholders only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, our PRC subsidiary is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Our PRC subsidiary as an FIE is also required to further set aside a portion of its after-tax profits to fund the employee welfare fund, although the amount to be set aside, if any, is determined at its discretion. These reserves are not distributable as cash dividends. If our PRC subsidiary incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other payments to us. Any limitation on the ability of our PRC subsidiary to distribute dividends or other payments to its shareholders could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends or otherwise fund and conduct our business.

In addition, the Enterprise Income Tax Law and its implementation rules provide that a withholding tax rate of up to 10% will be applicable to dividends payable by Chinese companies to non-PRC-resident enterprises unless otherwise exempted or reduced according to treaties or arrangements between the PRC central government and governments of other countries or regions where the non-PRC resident enterprises are incorporated, excluding Hong Kong resident enterprises.

PRC regulation of foreign loans to and foreign direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay us from using the proceeds of this offering to make loans or additional capital contributions to our PRC subsidiary, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Any funds we transfer to our PRC subsidiary, either as a shareholder loan or as an increase in registered capital, are subject to registration with relevant governmental authorities in China. According to the relevant PRC regulations on FIEs, in China, certain capital contributions to our PRC subsidiary are subject to registration with the MOFCOM or its local branches and registration with a local bank authorized by the State Administration of Foreign Exchange (“SAFE”). In addition, (i) any foreign loan procured by our PRC subsidiary is required to be registered with SAFE or its local branches, and (ii) our PRC subsidiary may not procure loans which exceed the difference between its total investment amount and registered capital. For the restriction and limitation on the amount of loans, please refer to “Regulation — Regulations on loans to and direct investment in the PRC entities by offshore holding companies” for details. We may not be able to complete such registrations on a timely basis, with respect to future capital contributions or foreign loans by us to our PRC subsidiary. If we fail to complete such registrations, our ability to use the proceeds of this offering and to capitalize our PRC operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business.

On March 30, 2015, the SAFE promulgated the Circular on Reforming the Management Approach Regarding the Foreign Exchange Capital Settlement of Foreign-Invested Enterprises (“SAFE Circular 19”), which took effect as of June 1, 2015. SAFE Circular 19 launched a nationwide reform of the administration of the settlement of the foreign exchange capitals of foreign-invested entities (“FIEs”) and allows FIEs to settle their foreign exchange capital at their discretion, but continues to prohibit FIEs from using the Renminbi fund converted from their foreign exchange capital for expenditure beyond their business scopes, providing entrusted loans or repaying loans between nonfinancial enterprises. The SAFE issued the Circular on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts (“SAFE Circular 16”), effective in June 2016. Pursuant to SAFE Circular 16, enterprises registered in China may also convert their foreign debts from foreign currency to Renminbi on a self-discretionary basis. SAFE Circular 16 provides an integrated standard for conversion of foreign exchange under capital account items (including but not limited to foreign currency capital and foreign debts) on a self-discretionary basis which applies to all enterprises registered in China. SAFE Circular 16 reiterates the principle that Renminbi converted from foreign currency-denominated capital of a company may not be directly or indirectly used for purposes beyond its business scope or prohibited by PRC laws or regulations, while such converted Renminbi shall not be provided as loans to its nonaffiliated entities. As this circular is relatively new, there remains uncertainty as to its interpretation and application and any other future foreign exchange related rules. Violations of these Circulars could result in severe monetary or other penalties. SAFE Circular 19 and SAFE Circular 16 may significantly limit our ability to use Renminbi converted from the net proceeds of this offering to fund the establishment of new entities in China or its subsidiaries, to invest in or acquire any other PRC companies through our PRC subsidiary, or to establish VIEs in China, which may adversely affect our business, financial condition and results of operations.

The approval of the China Securities Regulatory Commission may be required in connection with this offering under a regulation adopted in August 2006, as amended, and, if required, we cannot predict whether we will be able to obtain such approval.

The M&A Rules, adopted by six PRC regulatory agencies in August 2006 and amended in 2009, requires an overseas special purpose vehicle formed for listing purposes through acquisitions of PRC domestic companies and controlled by PRC companies or individuals to obtain the approval of the China Securities Regulatory Commission (the “CSRC”), prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. In September 2006, the CSRC published a notice on its official website specifying documents and materials required to be submitted to it by a special purpose vehicle seeking CSRC approval of its overseas listings. The application of the M&A Rules remains unclear.

Our PRC counsel, Grandway Law Offices, has advised us based on their understanding of the current PRC laws, rules and regulations that the CSRC’s approval is not required for the listing and trading of our securities on the Nasdaq in the context of this offering, given that:

•        we established our PRC subsidiary Helizhong Consulting by means of direct investment rather than by merger with or acquisition of PRC domestic companies; and

•        no explicit provision in the M&A Rules classifies the respective contractual arrangements between Helizhong Consulting, Shenzhen HeZhong and its equity holders as a type of acquisition transaction falling under the M&A Rules.

However, there remains some uncertainty as to how the M&A Rules will be interpreted or implemented in the context of an overseas offering and the CSRC’s opinions summarized above are subject to any new laws, rules and regulations or detailed implementations and interpretations in any form relating to the M&A Rules. We cannot assure you that relevant PRC government agencies, including the CSRC, would reach the same conclusion as we do. If the CSRC or any other PRC regulatory agencies subsequently determines that we need to obtain the CSRC’s approval for this offering or if the CSRC or any other PRC government agencies promulgates any interpretation or implements rules before our listing that would require us to obtain CSRC or other governmental approvals for this offering, we may face adverse actions or sanctions by the CSRC or other PRC regulatory agencies. Sanctions may include fines and penalties on our operations in the PRC, limitations on our operating privileges in the PRC, delays in or restrictions on the repatriation of the proceeds from this offering into the PRC, restrictions on or prohibition of the payments or remittance of dividends by our PRC subsidiary, or other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our securities. The CSRC or other PRC regulatory agencies may also take actions requiring us, or making it advisable for us, to halt this offering before the settlement and delivery of the securities that we are offering. Consequently, if you engage in market trading or other activities in anticipation of and prior to the settlement and delivery of the securities we are offering, you would be doing so at the risk that the settlement and delivery may not occur. In addition, if the CSRC or other PRC regulatory agencies later promulgate new rules or explanations requiring that we obtain their approvals for this offering, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties and/or negative publicity regarding such approval requirement could have a material adverse effect on the trading price of our securities.

Fluctuations in the value of the Renminbi could have a material adverse effect on your investment.

The change in the value of the Renminbi against the U.S. dollar and other currencies is affected by various factors such as changes in political and economic conditions in the PRC. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar, and the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. It is difficult to predict how market forces or PRC or U.S. government policies may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

Any significant appreciation or revaluation of the Renminbi may have a material adverse effect on the value of, and any dividends payable on, our ordinary shares in foreign currency terms. More specifically, if we decide to convert our Renminbi into U.S. dollars, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us. To the extent that we need to convert U.S. dollars that we receive from our initial public offering into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount that we receive from the conversion. In addition, appreciation or depreciation in the exchange rate of the Renminbi to the U.S. dollar could materially and adversely affect the price of our ordinary shares in U.S. dollars without giving effect to any underlying change in our business or results of operations.

Governmental control of currency conversion may limit our ability to utilize our operating income effectively and affect the value of your investment.

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our operating income in Renminbi. Under our current corporate structure, our Cayman Islands holding company primarily relies on dividend payments from our PRC subsidiaries to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be converted into foreign currencies without prior approval of SAFE by complying with certain procedural requirements. Specifically, under the existing exchange restrictions, without prior approval of SAFE, cash generated from the operations of our PRC subsidiaries in China may be used to pay dividends to our company. However, approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. As a result, we need to obtain SAFE approval to use cash generated from the operations of our PRC subsidiaries to pay off their respective debt in a currency other than Renminbi owed to entities outside of China, or to make other capital expenditure payments outside of China in a currency other than Renminbi. The PRC government may at its own discretion restrict access to foreign currencies for current account transactions in the future. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ordinary shares.

Certain PRC regulations may make it more difficult for us to pursue growth through acquisitions.

Among other things, the M&A Rules adopted by six PRC regulatory agencies in 2006 and amended in 2009, established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex. Such regulation requires, among other things, that the MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor acquires control of a PRC domestic enterprise or a foreign company with substantial PRC operations, if certain thresholds under the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings, issued by the State Council in 2008, are triggered. Moreover, the Anti-Monopoly Law promulgated by the Standing Committee of the NPC, which became effective in 2008, requires that transactions which are deemed concentrations and involve parties with specified turnover thresholds must be cleared by the MOFCOM before they can be completed. In addition, PRC national security review rules which became effective in September 2011 require acquisitions by foreign investors of PRC companies engaged in military related or certain other industries that are crucial to national security, to be subject to security review before consummation of any such acquisition. We may pursue potential strategic acquisitions that are complementary to our business and operations. Complying with the requirements of these regulations to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval or clearance from the MOFCOM, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiary to liability or penalties, limit our ability to inject capital directly into our PRC subsidiary, limit our PRC subsidiary’s ability to increase its registered capital or distribute profits to us, or may otherwise adversely affect us.

In July 2014, SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment Through Special Purpose Vehicles (“SAFE Circular 37”), to replace the Notice on Relevant Issues Concerning Foreign Exchange Administration for Domestic Residents’ Financing and Roundtrip Investment Through Offshore Special Purpose Vehicles (“SAFE Circular 75”), which ceased to be effective upon the promulgation of SAFE Circular 37. SAFE Circular 37 requires PRC residents (including PRC individuals and PRC corporate entities) to register with SAFE or its local branches in connection with their direct or indirect offshore investment activities. SAFE Circular 37 is applicable to our shareholders who are PRC residents and may be applicable to any offshore acquisitions that we make in the future.

Under SAFE Circular 37, PRC residents who make, or have prior to the implementation of SAFE Circular 37 made, direct or indirect investments in offshore special purpose vehicles (the “SPVs”), will be required to register such investments with SAFE or its local branches. In addition, any PRC resident who is a direct or indirect shareholder of an SPV is required to update its filed registration with the local branch of SAFE with respect to that SPV, to reflect any material change. Moreover, any subsidiary of such SPV in China is required to urge the PRC resident shareholders to update their registration with the local branch of SAFE. If any PRC shareholder of such SPV fails to make the required registration or to update the previously filed registration, the subsidiary of such SPV in China may be prohibited from distributing its profits or the proceeds from any capital reduction, share transfer or liquidation to the SPV, and the SPV may also be prohibited from making additional capital contributions into its subsidiary in China. On February 13, 2015, the SAFE promulgated a Notice on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, or SAFE Notice 13, which became effective on June 1, 2015. Under SAFE Notice 13, applications for foreign exchange registration of inbound foreign direct investments and outbound overseas direct investments, including those required under SAFE Circular 37, will be filed with qualified banks instead of SAFE. The qualified banks will directly examine the applications and accept registrations under the supervision of SAFE.

Our shareholders are subject to SAFE regulations, and these shareholders have completed all necessary registrations with the local SAFE branch or qualified banks as required by SAFE Circular 37. We cannot assure you, however, that all of these individuals may continue to make required filings or updates on a timely manner, or at all. We can provide no assurance that we are or will in the future continue to be informed of identities of all PRC residents holding direct or indirect interest in our company. Any failure or inability by such individuals to comply with SAFE regulations may subject us to fines or legal sanctions, such as restrictions on our cross-border investment activities or our PRC subsidiary’s ability to distribute dividends to, or obtain foreign exchange-denominated loans from, our company or prevent us from making distributions or paying dividends. As a result, our business operations and our ability to make distributions to you could be materially and adversely affected.

Furthermore, as these foreign exchange regulations are still relatively new and their interpretation and implementation has been constantly evolving, it is unclear how these regulations, and any future regulation concerning offshore or cross-border transactions, will be interpreted, amended and implemented by the relevant government authorities. For example, we may be subject to a more stringent review and approval process with respect to our foreign exchange activities, such as remittance of dividends and foreign-currency-denominated borrowings, which may adversely affect our financial condition and results of operations. In addition, if we decide to acquire a PRC domestic company, we cannot assure you that we or the owners of such company, as the case may be, will be able to obtain the necessary approvals or complete the necessary filings and registrations required by the foreign exchange regulations. This may restrict our ability to implement our acquisition strategy and could adversely affect our business and prospects.

Any failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

In February 2012, SAFE promulgated the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company (the “Stock Option Rules”, replacing earlier rules promulgated in 2007. Pursuant to these rules, PRC citizens and non-PRC citizens who reside in China for a continuous period of not less than one year who participate in any stock incentive plan of an overseas publicly listed company, subject to a few exceptions, are required to register with SAFE through a domestic qualified agent, which could be the PRC subsidiaries of such overseas-listed company, and complete certain other procedures. In addition, an overseas-entrusted institution must be retained to handle matters in connection with the exercise or sale of stock options and the purchase or sale of shares and interests. We have not adopted any stock incentive plan as of the date of this prospectus. However, if we adopt an employee stock incentive plan in the future, we and our executive officers and other employees who are PRC citizens or who reside in the PRC for a continuous period of not less than one year will be subject to these regulations when our company becomes an overseas-listed company upon the completion of this offering. Failure to complete the SAFE registrations may subject them to fines and legal sanctions, there may be additional restrictions on the ability of them to exercise their stock options or remit proceeds gained from the sale of their stock into the PRC. We also face regulatory uncertainties that could restrict our ability to adopt incentive plans for our directors, executive officers and employees under PRC law. See “Regulation — Regulations on Foreign Currency Exchange — Regulations on Stock Incentive Plans.”

If we are classified as a PRC resident enterprise for PRC enterprise income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders.

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with its “de facto management body” within the PRC is considered a “resident enterprise” and will be subject to the enterprise income tax on its global income at the rate of 25%. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts, and properties of an enterprise. In 2009, the State Administration of Taxation (“SAT”), issued a circular, known as SAT Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the SAT’s general position on how the “de facto management body” text should be applied in determining the tax resident status of all offshore enterprises. According to SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China, and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

We believe our company is not a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to the determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” If the PRC tax authorities determine that our company is a PRC resident enterprise for enterprise income tax purposes, we will be subject to PRC enterprise income tax on our worldwide income at the rate of 25%. Furthermore, we will be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are nonresident enterprises, including the holders of our ordinary shares. In addition, nonresident enterprise shareholders may be subject to PRC tax at a rate of 10% on gains realized on the sale or other disposition of ordinary shares, if such income is treated as sourced from within the PRC. Furthermore, if we are deemed a PRC resident enterprise, dividends paid to our non-PRC individual shareholders and any gain realized on the transfer of our ordinary shares by such shareholders may be subject to PRC tax at a rate of 20% (which, in the case of dividends, may be withheld at source). These rates may be reduced by an applicable tax treaty, but it is unclear whether non-PRC shareholders of our company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Any such tax may reduce the returns on your investment in our ordinary shares.

We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.

On February 3, 2015, the SAT issued the Public Notice Regarding Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non-Tax Resident Enterprises (“SAT Bulletin 7”). SAT Bulletin 7 extends its tax jurisdiction to transactions involving the transfer of taxable assets through the offshore transfer of a foreign intermediate holding company. In addition, SAT Bulletin 7 has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. SAT Bulletin 7 also brings challenges to both foreign transferor and transferee (or another person who is obligated to pay for the transfer) of taxable assets.

On October 17, 2017, the SAT issued the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Nonresident Enterprise Income Tax at Source (“SAT Bulletin 37”), which came into effect on December 1, 2017. The SAT Bulletin 37 further clarifies the practice and procedure of withholding of nonresident enterprise income tax.

Where a nonresident enterprise transfers taxable assets indirectly by disposing of the equity interests of an overseas holding company, which is an Indirect Transfer, the nonresident enterprise as either transferor or transferee, or the PRC entity that directly owns the taxable assets, may report such Indirect Transfer to the relevant tax authority. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and if it was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such Indirect Transfer may be subject to PRC enterprise income tax, and the transferee or another person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. Both the transferor and the transferee may be subject to penalties under PRC tax laws if the transferee fails to withhold the taxes and the transferor fails to pay the taxes.

We face uncertainties as to the reporting and other implications of certain past and future transactions where PRC taxable assets are involved, such as offshore restructuring, the sale of the shares in our offshore subsidiaries and investments. Our company may be subject to filing obligations or taxed if our company is transferor in such transactions, and may be subject to withholding obligations if our company is transferee in such transactions, under SAT Bulletin 7 and/or SAT Bulletin 37. For transfer of shares in our company by investors who are non-PRC resident enterprises, our PRC subsidiaries may be requested to assist in the filing under SAT Bulletin 7 and/or SAT Bulletin 37. As a result, we may be required to expend valuable resources to comply with SAT Bulletin 7 and/or SAT Bulletin 37 or to request the relevant transferors from whom we purchase taxable assets to comply with these circulars, or to establish that our company should not be taxed under these circulars, which may have a material adverse effect on our financial condition and results of operations.

Regulation and censorship of information disseminated over the Internet in China may adversely affect our business and reputation and subject us to liability for information displayed on our website.

The PRC government has adopted regulations governing Internet access and the distribution of news and other information over the Internet. Under these regulations, Internet content providers and Internet publishers are prohibited from posting or displaying over the Internet content that, among other things, violates PRC laws and regulations, impairs the national dignity of China, or is reactionary, obscene, superstitious, fraudulent or defamatory. Failure to comply with these requirements may result in the revocation of licenses to provide Internet content and other licenses, and the closure of the concerned websites. The website operator may also be held liable for such censored information displayed on or linked to the websites. If our website is found to be in violation of any such requirements, we may be penalized by relevant authorities, and our operations or reputation could be adversely affected.

Risks Related to the PRC Laws Regulating Our Business and Industry

As the regulatory framework for our business evolves, domestic and foreign governments may draft and propose new laws, regulations, notices or interpretive releases to regulate marketplace lending, including our online and mobile-based channels, which may negatively affect our business.

The marketplace lending industry in China has historically been largely unregulated. In July 2015, ten PRC central government ministries and regulators, including the PBOC, the CBRC, the Ministry of Finance, the Ministry of Public Security and the Cyberspace Administration of China, together released the Guidelines, which provide regulatory principles for Internet financing businesses, including those in the online marketplace lending industry. In August 2016, the CBRC and other regulators collectively announced the Interim Measures, which proposed the implementation of new requirements including, among others, filing, reporting, fund depository, risk and information disclosure, loan management and the permitted business scope for participants in the online marketplace lending industry. In November 2016, the CBRC, the MIIT and the SAIC, jointly issued the Guidance to the Administration of Filling and Registration of Online Lending Information Intermediaries (the “Guidance of Administration”), which provides general filing rules for online lending intermediaries, and authorizes local financial regulators to make detailed implementation rules regarding filing procedures according to their local practices. See “Regulation — Regulations Relating to Peer-to-Peer Lending Business.” Since 2017, local financial regulators have been conducting thorough investigations and inspections of online lending intermediaries and require a rectification if any illegality is discovered. After local financing regulators have completed their investigation and examination, we may be permitted to submit a filing application. In February 2017, the CBRC released the Custodian Guidelines to regulate funds depositories for online lending intermediaries, which defines several obligations and responsibilities of online lending intermediaries and commercial banks involved in the online funds depository business. See “Regulation — Regulations Relating to Peer-to-Peer Lending Business.” Nevertheless, it is uncertain as to how the Interim Measures will be further interpreted and implemented. The relevant local authorities are also in the process of making detailed implementation rules regarding filing procedures. However, the final content and timing of the final implementation rules and other related new rules are uncertain. We are unable to predict with certainty the impact, if any, that future legislation, judicial precedents, or regulations relating to the marketplace lending industry will have on our business, financial condition and results of operations.

In addition, the regulatory framework for Internet commerce, including online marketplaces such as our marketplace, with respect to our marketplace’s online and mobile-based channels, is evolving, and it is possible that new laws and regulations will be adopted domestically and internationally, or existing laws and regulations may be interpreted in new ways, which, along with possible changes needed to fully comply with any newly released regulation, could affect the operation of our marketplace and the way in which we interact with borrowers and investors. The cost to comply with such laws or regulations would increase our operating expenses, and we may be unable to pass those costs on to borrowers and investors in the form of increased fees. In addition, governmental or regulatory agencies may decide to impose taxes on services provided over the Internet or by online marketplaces. These taxes could discourage the use of our marketplace, which would adversely affect the viability of our business.

Changes in PRC regulations relating to interest rates for marketplace and micro-credit lending could have a material adverse effect on our business.

The interest rate permitted to be charged on loans facilitated by our marketplace is subject to limitations set forth in the Provisions on Several Issues Concerning Laws Applicable to Trials of Private Lending Cases issued by the Supreme People’s Court on August 6, 2015, which came into effect on September 1, 2015 (the “Private Lending Judicial Interpretations”), which provide that (i) when the interest rate agreed between the borrower and investor does not exceed an interest rate of 24% per annum, the People’s Court will uphold the interest rate charged by the investor, and (ii) when the interest rate agreed between the borrower and investor exceeds an interest rate of 36% per annum, the portion in excess of 36% is void and the People’s Court will uphold the borrower’s claim for return of the excess portion to the borrower. For loans with interest rates per annum between 24% and 36%, if the interest on the loans has already been paid to the investor, and so long as such payment has not damaged the interest of the state, the community or any third parties, the courts will likely not enforce the borrower’s demand for the return of such interest payment.

Certain Opinions Regarding Further Strengthening the Financial Judgment Work issued by the Supreme People’s Court in August 2017 (the “Opinions for Financial Judgment Work”) provide more detailed rules on the legal limits of interest and fees charged in connection with a loan and specify that the intermediary service fees charged. Circular 141, jointly issued by the Internet Finance Rectification Office and the Online Lending Rectification Office in December 2017, further clarifies that the total amount of interest and fees paid by borrowers must be within the limit set forth in the Private Lending Judicial Interpretations. Moreover, Circular 63 provides that interest and fees collected by third parties in collaboration with online lending information intermediaries or charged offline shall also be included in the calculation of interest and fees charged to borrowers. See “Regulations — Regulations Relating to Peer-to-Peer Lending Business” for more details.

We use APR to reflect the total borrowing cost over the term of a loan, which equals to the sum of (i) the annual interest rate of the loan and (ii) the annualized rate of the sum of the rate of transaction fee and guarantee fee. During the fiscal years ended June 30, 2018 and 2017 and the six months ended December 31, 2018, the APRs of our loans ranged from 7.06% to 628.64%, from 3.28% to 628.15% and from 13.5% to 36%, respectively. The loans with APRs exceeding 24% accounted for 64.75%, 38.29% and 63.11% of our total loan volume in the fiscal years ended June 30, 2018 and 2017 and the six months ended December 31, 2018, respectively. Loans with APRs exceeding 36% accounted for 37.67%, 38.29% and 0.00% of our total loan volume in the fiscal years ended June 30, 2018 and 2017 and the six months ended December 31, 2018, respectively. We historically had high APRs because in the past we facilitated short term loans (for example, 7 days) and we calculate our APRs on an annualized basis. We discontinued loan products with APRs that exceeded the statutory limit, which are consumer loans with terms of 30 days or less, immediately following the promulgation of Circular 141 in December 2017. As of December 24, 2017, all the loans with APRs exceeding 36% were paid off.

As of the date of this prospectus, loans facilitated through our platform do not have APRs exceeding 36%, however, certain loans facilitated through our platform have overall borrowing costs over 24% per annum. We may continue to facilitate loans at or above the borrowing costs of 24% but no more than 36% per annum. In the event that any of such loans become delinquent, the guarantor will pay for the loans for the borrowers with interest rates so we will be able to collect the part of borrowing costs that exceed 24% per annum. Furthermore, though we believe our current service fees and various other fees charged to borrowers are reasonable and in compliance with relevant requirements under the Opinions for Financial Judgment Work, if the method of calculation of the costs used by the PRC governmental authorities or the PRC courts is different from us and thus the overall borrowing costs of some of our loan products are deemed as exceeding 36% per annum, the parts of the borrowing costs exceeding 36% per annum may be ruled as invalid, and we may face, among others, regulatory warning, correction order, condemnation, fines and criminal liability and we may be required to reduce fees and interest rates we charge to our borrowers. If such situations were to occur, our business, financial condition, results of operations and prospects would be materially and adversely affected.

Our operations may need to be modified to comply with existing and future requirements set forth by the CBRC or laws or regulations promulgated by other PRC authorities regulating the marketplace lending industry in China.

In April 2014, the CBRC announced four principles regarding the marketplace lending industry in China: (i) marketplace lending platforms shall be treated as agencies, (ii) marketplace lending platforms shall not provide guarantee services, (iii) marketplace lending platforms shall not maintain a fund pool, and (iv) marketplace lending platforms shall not illegally conduct fundraising.

In July 2015, ten PRC central government ministries and regulators, including the PBOC, the CBRC, the Ministry of Finance, the Ministry of Public Security and the Cyberspace Administration of China, together released the Guidelines, which identified the CBRC as the supervisory regulator for the online lending industry. According to the Guidelines, online marketplace lending platforms may only serve as intermediaries to provide information services to borrowers and investors, and may not provide credit enhancement services or illegally conduct fundraising. The Guidelines also outlined certain regulatory propositions, which would require Internet finance companies, including online marketplace lending platforms, to (i) complete website filing procedures with the administrative departments overseeing telecommunications; (ii) use banking financial institutions’ depository accounts to hold lending capital, and engage an independent auditor to audit such accounts and publish audit results to customers; (iii) improve the disclosure of operational and financial information, provide sufficient risk disclosure, and set up thresholds for qualified investors to provide better protections to investors; (iv) enhance online security management to protect customers’ personal and transactional information; and (v) take measures against anti-money laundering and other financial crimes.

In August 2016, the CBRC and other regulators collectively announced the publication of the Interim Measures. The Interim Measures also include: (i) general principles; (ii) filing administration; (iii) business rules and risk management guidelines; (iv) protection measures for investors and borrowers; (v) rules on information disclosure; (vi) supervision and administrative mechanisms; and (vii) legal liabilities. See “Regulation — Regulations Relating to Peer-to-Peer Lending Business.”

In November 2016, the CBRC, the MIIT and the SAIC jointly issued the Guidance of Administration, which provides the general filing rules for online lending intermediaries and delegates the filing authority to the local financial authorities. See “Regulation — Regulations Relating to Peer-to-Peer Lending Business.” Since 2017, local financial regulators have been conducting investigations on the online lending intermediaries, and if we failed to be in full compliance with any regulations, we may be required to rectify mistakes within a certain period as stipulated in the rectification order of local financial regulators. After local financing regulators have completed their investigation and examination, we may be permitted to submit a filing application.

In February 2017, the CBRC released the Custodian Guidelines to regulate funds depositories for online lending intermediaries, which defines several obligations and responsibilities of online lending intermediaries and commercial banks involved in the online funds depository business. See “Regulation — Regulations Relating to Peer-to-Peer Lending Business.” To the extent our current arrangements with commercial banks are deemed to be not-compliant with any of the Custodian Guidelines’ requirements, we may need to adjust our operations within a six-month grace period, and as a result, our business may be materially and adversely impacted. See “— Risks Related to Our Business and Industry — Failure to maintain relationships with our partners or implement our strategy to develop new relationships with other potential partners could have a material adverse effect on our business and results of operations.”

Some elements of our marketplace may not currently be operating in full compliance with the Guidelines, the Interim Measures, the Custodian Guidelines and the other principles that have been announced in recent years. For example, we are in full compliance with the upper limit on loan balance of a single borrower on our own platform as provided in the Interim Measures; however, we may not be in full compliance with the requirement that the total balance of money borrowed by the same natural person, on all peer-to-peer lending information intermediary platforms shall be RMB1,000,000 ($149,005), because we have to rely on the loan balance information provided by the borrowers and third parties to decide if such borrowers have reached the aggregate loan balance allowed under the Interim Measures. If the loan balance information provided to us is inaccurate, we will not be in full compliance with the requirement of the Interim Measures. Additionally, pursuant to the Interim Measures, online lending intermediaries shall apply for the registration of information system security protection (“Security Registration”), according to the relevant provisions of national cyber security and the requirements of the graded protection system for national information security. However, local information system security supervisory authority — Shenzhen Municipal Public Security Bureau, requires online lending intermediaries incorporated in Shenzhen to file with local finance authority in Shenzhen for registration first before their submission of Security Registration applications. Since the local finance authority in Shenzhen has not accepted any the application of governmental registration submitted by online lending intermediaries, we currently cannot obtain the Security Registration. Moreover, we may not successfully make filings, obtain and maintain governmental registration as an online lending information intermediary or requisite licenses for our business in future and meet other regulatory requirements set forth in applicable laws, rules and regulations. However, we plan to make all requisite filings and changes to our business scope to the extent necessary.

For a further description of the laws and regulations applicable to us, see “Regulation.”

The facilitation of loans through our marketplace could give rise to liabilities under PRC laws and regulations that prohibit illegal fundraising.

PRC laws and regulations prohibit persons and companies from raising funds through advertising to the public a promise to repay premium or interest payments over time through payments in cash or in kind except with the prior approval of the applicable government authorities. Failure to comply with these laws and regulations may result in penalties imposed by the PBOC and China Banking and Insurance Regulatory Commission (the “CBIRC”), and other governmental authorities, and can lead to civil or criminal lawsuits.

To date, our marketplace has not been subject to any fines or other penalties under any PRC laws and regulations that prohibit illegal fundraising. Our marketplace does not violate the PRC laws and regulations prohibiting illegal fundraising because our marketplace only acts as a service provider in the facilitation of loans between borrowers and investors. In this capacity, we do not raise funds online or offline. In addition, we have designed and implemented procedures to identify and eliminate instances of fraudulent conduct on our marketplace, as the number of borrowers and investors on our platform increases.

Any failure by us or our third-party service providers to comply with applicable anti-money laundering laws and regulations could damage our reputation.

We rely on Xin An Bank and may in the future, rely on other third-party service providers, in particular the custody banks and payment agents that handle the transfer of funds between borrowers and lenders, to have their own appropriate anti-money laundering policies and procedures. Custody banks and payment agents are subject to applicable anti-money laundering laws and regulations and are regulated in that respect by the PBOC. If any of our third-party service provides fail to comply with applicable anti-money laundering laws and regulations, our reputation could suffer and we could become subject to regulatory intervention, which could have a material adverse effect on our business, financial condition and results of operations. Any negative perception of the industry, such as that which arises from any failure to detect or prevent money laundering activities, even if factually incorrect or based on isolated incidents, could compromise our image or undermine the trust and credibility we have established.

The Guidelines jointly released by ten PRC regulatory agencies in July 2015 purport, among other things, to require Internet finance service providers, including online lending platforms, to comply with certain anti-money laundering requirements, including the establishment of a customer identification program, the monitoring and reporting of suspicious transactions, the preservation of customer information and transaction records, and the provision of assistance to the public security department and judicial authority in investigations and proceedings in relation to anti-money laundering matters. The PBOC will formulate and implement rules to further specify the anti-money laundering obligations of online finance service providers. We cannot assure you that the anti-money laundering policies and procedures we have adopted will be effective in protecting our marketplace from being exploited for money laundering purposes by others or that we will be deemed to be in compliance with applicable anti-money laundering implementing rules if and when adopted.

The facilitation of loans through our marketplace could give rise to liabilities under PRC laws and regulations that prohibit unauthorized public offerings.

The PRC Securities Law stipulates that no organization or individual is permitted to issue securities for public offering without obtaining prior approval in accordance with the provisions of the law. The following offerings are deemed the be public offerings under the PRC Securities Law: (i) offering of securities to non-specific targets; (ii) offering of securities to more than 200 specific targets; and (iii) other offerings provided by the laws and administrative regulations. Additionally, private offerings of securities shall not be carried out through advertising, open solicitation and disguised publicity campaigns. If any transaction between one borrower and multiple investors on our marketplace is identified as a public offering by PRC government authorities, we may be subject to sanctions under PRC laws and our business may be adversely affected.

Changes in foreign exchange regulations may materially and adversely affect our results of operations.

Our marketplace currently receives all of its lending capital from investors in RMB. The PRC government regulates the conversion between RMB and foreign currencies. Over the years, the PRC government has significantly reduced its control over routine foreign exchange transactions under current accounts, including trade and service related foreign exchange transactions. There can be no assurance that these PRC laws and regulations on foreign exchange transactions will not cast uncertainties on foreign investors’ ability to convert foreign currencies to RMB and provide lending capital for our marketplace. While the adjustments related to foreign exchange transactions were relatively small in 2017 and 2018, the adjustments may be significant going forward if the RMB depreciates. Changes in PRC foreign exchange policies might have a negative impact on our ability to attract foreign investors to our marketplace and could result in foreign investors choosing to provide their lending capital to our non-Chinese competitors, both of which would materially and adversely affect our results of operations.

We may be required to obtain a value-added telecommunications business certificate and be subject to foreign investment restrictions.

PRC regulations impose sanctions for engaging in Internet information services of a commercial nature without having obtained an Internet content provider (“ICP”) certificate. PRC regulations also impose sanctions for engaging in the operation of online data processing and transaction processing without having obtained an online data processing and transaction processing (“ODPTP”), certificate (ICP and ODPTP are both sub-sets of value-added telecommunication business certificates). These sanctions include corrective orders and warnings from the PRC communication administration authority, fines, and confiscation of illegal gains and, in the case of significant infringements, the websites may be ordered to cease operation. Nevertheless, the PRC regulatory authorities’ enforcement of such regulations in the context of marketplace lending platforms remains unclear. The Interim Measures provide that online lending information intermediaries must apply for value-added telecommunication business licenses in accordance with the relevant provisions of telecommunication authorities after filing with a local financial regulator. However, PRC regulatory authorities to date have not explicitly stipulated whether the operator of a marketplace lending platform (including in the form of a website or mobile Internet application) is engaging in Internet information services requiring an ICP certificate or an ODPTP certificate. If we could not obtain such value-added telecommunication certificates pursuant to the relevant regulations, we may not be able to conduct online lending intermediaries’ services, but it is unclear whether online lending intermediaries would be deemed to be engaged in a commercial information provider business or online data processing and transaction processing business or whether an ICP certificate or an ODPTP certificate is required. To the extent that the PRC regulatory authorities require such value-added telecommunication certificates to be obtained or set forth rules that impose additional requirements, and we do not obtain such certificates, we may be subject to the sanctions described above. We plan to apply for registration with local financial regulators immediately after the registration procedures are clarified by the relevant authorities, and apply for the corresponding value-added telecommunication business certificates after completing the registration with local financial regulators, provided that the relevant telecommunications authority clarify which sub-set of telecommunication business certificates need to be obtained by market lending platforms and how to apply for such a certificate.

According to the Provisions on the Administration of Foreign-invested Telecommunication Enterprises, the ratio of investments by foreign investors in a foreign-invested telecommunications enterprise that engages in the operation of a value-added telecommunications business shall not exceed 50%. Foreign investors are only permitted to invest up to 50% of the registered capital in a foreign-invested telecommunications enterprise that engages in the operation of commercial Internet information services or general online data processing and transaction processing services.

As an exception, the Circular of MIIT concerning Lifting Restrictions on the Proportion of Foreign Equity in Online Data Processing and Transaction Processing Business (E-commerce) (“Circular 196”), which was promulgated on June 19, 2015, provides that foreign investors are permitted to invest up to 100% of the registered capital in a foreign-invested telecommunications enterprise engaging in the operation of online data processing and transaction processing (E-commerce). While Circular 196 permits foreign ownership, in whole or in part, of online data processing and transaction processing businesses (E-commerce), a sub-set of value-added telecommunication services, there is still uncertainty regarding whether foreign investment restrictions may be applied to our business and industry.

Further, under either circumstance, the largest foreign investor will be required to have a satisfactory business track record and operational experience in the value-added telecommunications business. If regulatory authorities were to treat marketplace lending businesses as Internet information services of a commercial nature, which is a form of a value-added telecommunications business, our platform may be subject to such foreign investment restrictions and we may be required to restructure our operations by establishing a joint venture with foreign capital equal to no more than 50% of its total capital or a domestic enterprise with no foreign capital through variable interest entities to obtain a telecommunications business certificate. Any such restructuring may be costly and may involve interruptions to our business. If we are unable to obtain the telecommunications business certificate in a timely fashion, our business may be materially and adversely affected.

We may be subject to risks as a variable interest entity to obtain a telecommunications business license.

As we have established a VIE to serve as the operator of our marketplace lending platform, the PRC government including local financial regulators may determine that the contractual arrangements necessary to form and control the VIE (the “Contractual Arrangements”), do not comply with PRC licensing, registration, policies, legal or regulatory requirements, or with requirements or policies that may be adopted in the future and we could be subject to severe penalties, material difficulties in making the requisite filings or registrations, or be forced to relinquish our interests in certain operations. Accordingly, we cannot assure you that if any such Contractual Arrangements we may implement were to be challenged in a PRC court that these Contractual Arrangements would be enforced and upheld.

We may be required to conduct our telecommunications certificate-related business in China under Contractual Arrangements and generate our revenues through the VIE. In such case, we would need to rely on the Contractual Arrangements that we implement for a portion of our PRC operations, which may not be as effective in providing us with control over such operations as we would have with direct ownership of such VIE. Additionally, any failure by a VIE or its shareholders to perform its and their obligations under the Contractual Arrangements that we implement may have a material adverse effect on our business and our legal remedies under PRC law.

Moreover, the shareholders of a consolidated VIE that we have implemented may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition. The shareholders of a VIE may breach or refuse to renew the Contractual Arrangements with us that allow us to effectively control such VIE, and receive economic benefits from its operations. There is a risk that they would not always act in the best interests of our company. We may not have effective arrangements to address potential conflicts of interest between these individuals and our company. We would rely on these individuals to abide by the contract laws of China and honor their contracts with us in order for us to effectively control the VIE and to receive the economic benefits deriving from our contracts with them. If we are unable to resolve any conflicts of interest or disputes between us and the shareholders of a VIE or if the shareholders of the VIE breach our agreements with them, we would have to rely on legal proceedings, which may result in disruption to our business. There is also substantial uncertainty as to the outcome of any such legal proceedings. In addition, Contractual Arrangements in relation to a consolidated VIE may be subject to scrutiny by the PRC tax authorities, which may determine that we or the consolidated VIE owe additional taxes, which could negatively affect our financial condition and the value of your investment. In the event of bankruptcy, dissolution or liquidation of a VIE, we may lose the ability to use certain assets held by the VIE that are material to our business.

Our partner’s collection practice may need to be modified to comply with future PRC laws and regulations regarding the debt collection industry in China.

In 2000, the State Economic and Trade Commission, the Ministry of Public Security and the SAIC issued the Notice on Prohibition of All Types of Debt Collection Companies and Raids on Illegal Debt Collection Activities (the “Notice on Prohibition”), which regulates the activities on debt collection companies, including the prohibition on the use of threats, intimidation, harassment or disclosure of private information in collection efforts. Before December 18, 2017, a related party served as the guarantor for loans facilitated through our marketplace and authorized us to collect payment on her behalf from default borrowers who have defaulted on the payment within the initial 30 days. We have collected debts through phone calls in compliance with the Notice on Prohibition. Since we started to collaborate with Dadi, the guarantor for loans, in December 2017, Dadi will collect the debts after it repaid the investors the principal and interest of the defaulted loans and we have not collected payments from default borrowers on behalf of any party. Any misconduct in guarantors’ collection practice, including third parties’ collection practice authorized by the guarantors, is considered not to be in compliance with the relevant laws, rules and regulations may harm our reputation and business or lead to a decrease in the willingness of prospective borrowers to apply for loans on our platform, or fines and penalties imposed by the relevant regulatory authorities, any of which may have a material adverse effect on our results of operations. In addition, if any laws, rules or regulations are adopted by the regulatory authorities in the future imposing additional restrictions on debt collection practice, we may need to modify our collection efforts accordingly.

The future development of money laundering and anti-terrorism regulations in the PRC may increase our obligations to supervise and report transactions between borrowers and investors on our marketplace, thereby increasing our costs and exposing us to the risk of criminal or administrative sanctions.

PRC laws and regulations relating to money laundering and anti-terrorism have undergone considerable development over recent years. The Guidelines and the Interim Measures require us to take effective measures to verify customer identities, monitor and report suspicious transactions and keep client information and transaction records safe. We are also required to assist in investigations by judicial authorities and the public security bureau. We currently rely primarily on the depository bank and third-party payment companies transferring funds on our marketplace to carry out anti-money laundering due diligence of our customers. Current PRC laws stipulate specific obligations and steps that the banks and third-party payment companies should follow for anti-money laundering due diligence. While the Guidelines and the Interim Measures do not stipulate explicit standards for our anti-money laundering obligations, any new requirement under money laundering laws to supervise and report transactions with our customers could have the effect of increasing our costs, and may expose us to potential criminal or administrative sanctions if we fail to comply.

In January 2016, the SCNPC announced the Anti-Terrorism Law of the People’s Republic of China (the “Anti-Terrorism Law”). According to this law, telecommunication operators and Internet service providers shall implement supervision systems for network security and information content as well as technical safety precautions in accordance with the relevant laws and administrative regulations to prevent the dissemination of information involving terrorism and extremism. If such information is found, the corresponding data transmission will be immediately stopped, relevant records will be saved, relevant information will be deleted and a report shall be made to the public security organizations or related departments. Furthermore, companies in telecommunications,

Internet, finance, accommodations, long-distance passenger transportation industries, and motor vehicle leasing business operators and service providers shall verify the identities of their customers. No services are permitted to be provided to unidentified customers or those who refuse to comply with identification checks. While we believe that we are in compliance with the Anti-Terrorism Law, to the extent that our operations are not in compliance, we may be exposed to potential criminal or administrative sanctions.

Risks Related to Our Ordinary Shares and This Offering

An active trading market for our ordinary shares or our ordinary shares may not develop and the trading price for our ordinary shares may fluctuate significantly.

We have applied to list our ordinary shares on the Nasdaq. Prior to the completion of this offering, there has been no public market for our ordinary shares, and we cannot assure you that a liquid public market for our ordinary shares will develop. If an active public market for our ordinary shares does not develop following the completion of this offering, the market price and liquidity of our ordinary shares may be materially and adversely affected. The initial public offering price for our ordinary shares was determined by negotiation between us and the underwriters based upon several factors, and we can provide no assurance that the trading price of our ordinary shares after this offering will not decline below the initial public offering price. As a result, investors in our securities may experience a significant decrease in the value of their ordinary shares.

The trading price of our ordinary shares may be volatile, which could result in substantial losses to investors.

The trading price of our ordinary shares may be volatile and could fluctuate widely due to factors beyond our control. This may happen because of the broad market and industry factors, like the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. A number of Chinese companies have listed or are in the process of listing their securities on U.S. stock markets. The securities of some of these companies have experienced significant volatility, including price declines in connection with their initial public offerings. The trading performances of these Chinese companies’ securities after their offerings may affect the attitudes of investors toward Chinese companies listed in the United States in general and consequently may impact the trading performance of our ordinary shares, regardless of our actual operating performance.

In addition to market and industry factors, the price and trading volume for our ordinary shares may be highly volatile for factors specific to our own operations, including the following:

•        variations in our revenues, earnings, cash flow and data related to our user base or user engagement;

•        announcements of new investments, acquisitions, strategic partnerships or joint ventures by us or our competitors;

•        announcements of new products, services and expansions by us or our competitors;

•        changes in financial estimates by securities analysts;

•        detrimental adverse publicity about us, our services or our industry;

•        additions or departures of key personnel;

•        release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities; and

•        potential litigation or regulatory investigations.

Any of these factors may result in large and sudden changes in the volume and price at which our ordinary shares will trade.

In the past, shareholders of public companies have often brought securities class action suits against those companies following periods of instability in the market price of their securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

Our ordinary shares will initially trade under $5.00 per share and thus will be penny stock. Trading in penny stocks has certain restrictions and these restrictions could negatively affect the price and liquidity of our ordinary shares.

Our ordinary shares are expected to trade below $5.00 per share upon listing. As a result, our ordinary shares would be known as a “penny stock”, which is subject to various regulations involving disclosures to be given to you prior to the purchase of any penny stock. The SEC has adopted regulations which generally define a “penny stock” to be any equity security that has a market price of less than $5.00 per share, subject to certain exceptions. Depending on market fluctuations, our ordinary shares could be considered to be a “penny stock”. A penny stock is subject to rules that impose additional sales practice requirements on broker/dealers who sell these securities to persons other than established members and accredited investors. For transactions covered by these rules, the broker/dealer must make a special suitability determination for the purchase of these securities. In addition, a broker/dealer must receive the purchaser’s written consent to the transaction prior to the purchase and must also provide certain written disclosures to the purchaser. Consequently, the “penny stock” rules may restrict the ability of broker/dealers to sell our ordinary shares, and may negatively affect the ability of holders of our ordinary shares to resell them. These disclosures require you to acknowledge that you understand the risks associated with buying penny stocks and that you can absorb the loss of your entire investment. Penny stocks generally do not have a very high trading volume. Consequently, the price of the stock is often volatile and you may not be able to buy or sell the stock when you want to.

If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding our ordinary shares, the market price for our ordinary shares and trading volume could decline.

The trading market for our ordinary shares will be influenced by research or reports that industry or securities analysts publish about our business. If one or more analysts who cover us downgrade our ordinary shares, the market price for our ordinary shares would likely decline. If one or more of these analysts cease to cover us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the market price or trading volume for our ordinary shares to decline.

The sale or availability for sale of substantial amounts of our ordinary shares could adversely affect their market price.

Sales of substantial amounts of our ordinary shares in the public market after the completion of this offering, or the perception that these sales could occur, could adversely affect the market price of our ordinary shares and could materially impair our ability to raise capital through equity offerings in the future. The ordinary shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, and shares held by our existing shareholders may also be sold in the public market in the future subject to the restrictions in Rule 144 and Rule 701 under the Securities Act and the applicable lock-up agreements. Following the consummation of our initial public offering, there will be ordinary shares outstanding immediately after this offering. In connection with this offering, we and each of our directors and officers named in the section “Management,” and certain shareholders have agreed not to sell any ordinary shares for 12 months from the date of this prospectus without the prior written consent of the underwriter, subject to certain exceptions. However, the underwriters may release these securities from these restrictions at any time, subject to applicable regulations of the Financial Industry Regulatory Authority, Inc. (“FINRA”). We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our ordinary shares. See “Underwriting” and “Shares Eligible for Future Sale” for a more detailed description of the restrictions on selling our securities after this offering.

Because we do not expect to pay dividends in the foreseeable future after this offering, you must rely on price appreciation of our ordinary shares for return on your investment.

We currently intend to retain all of our available funds and any future earnings after this offering to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our ordinary shares as a source for any future dividend income.

Our board of directors has complete discretion as to whether to distribute dividends. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our ordinary shares will likely depend entirely upon any future price appreciation of our ordinary shares. There is no guarantee that our ordinary shares will appreciate in value after this offering or even maintain the price at which you purchased our ordinary shares. You may not realize a return on your investment in our ordinary shares and you may even lose your entire investment.

Because the initial public offering price is substantially higher than the pro forma net tangible book value per share, you will experience immediate and substantial dilution.

If you purchase ordinary shares in this offering, you will pay more for each share than the corresponding amount paid by existing shareholders for their ordinary shares. As a result, you will experience immediate and substantial dilution of $3.02 per share, representing the difference between our net tangible book value per share of $0.98 as of December 31, 2018, after giving effect to (i) the surrender of an aggregate of 37,500,000 ordinary shares by the existing shareholders on April 18, 2019, and (ii) this offering and an assumed initial public offering price of $4.00 per share, which is the minimum price that we would offer the ordinary shares at and is not a midpoint of any range. See “Dilution” for a more complete description of how the value of your investment in our ordinary shares will be diluted upon the completion of this offering.

You must rely on the judgment of our management as to the use of the net proceeds from this offering, and such use may not produce income or increase our stock price.

We plan to use the net proceeds of this offering primarily for ours sales and marketing efforts, expansion of our product offerings, as well as international expansion based on market conditions. See “Use of Proceeds.” However, our management will have considerable discretion in the application of the net proceeds received by us. You will not have the opportunity, as part of your investment decision, to assess whether proceeds are being used appropriately. The net proceeds may be used for corporate purposes that do not improve our efforts to achieve or maintain profitability or increase our stock price. The net proceeds from this offering may be placed in investments that do not produce income or that lose value.

If we are classified as a passive foreign investment company, United States taxpayers who own our ordinary shares may have adverse United States federal income tax consequences.

A non-U.S. corporation such as ourselves will be classified as a passive foreign investment company, which is known as a PFIC, for any taxable year if, for such year, either

•        At least 75% of our gross income for the year is passive income; or

•        The average percentage of our assets (determined at the end of each quarter) during the taxable year which produces passive income or which are held for the production of passive income is at least 50%.

Passive income generally includes dividends, interest, rents, royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets.

If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. taxpayer who holds our ordinary shares, the U.S. taxpayer may be subject to increased U.S. federal income tax liability and may be subject to additional reporting requirements.

Depending on the amount of cash we raise in this offering, together with any other assets held for the production of passive income, it is possible that, for our 2018 taxable year or for any subsequent year, more than 50% of our assets may be assets which produce passive income. We will make this determination following the end of any particular tax year. Although the law in this regard is unclear, we treat our consolidated affiliated entities as being owned by us for United States federal income tax purposes, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their operating results in our consolidated financial statements. For purposes of the PFIC analysis, in general, a non-U.S. corporation is deemed to own its pro rata share of the gross income and assets of any entity in which it is considered to own at least 25% of the equity by value.

For a more detailed discussion of the application of the PFIC rules to us and the consequences to U.S. taxpayers if we were determined to be a PFIC, see “Taxation — United States Federal Income Taxation — Passive Foreign Investment Company.”

The amended and restated memorandum and articles of association that we intend to adopt contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our ordinary shares.

We intend to adopt an amended and restated memorandum and articles of association immediately prior to the completion of this offering. Our proposed amended and restated memorandum and articles of association contain provisions to limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. In addition, our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of our ordinary shares may fall and the voting and other rights of the holders of our ordinary shares underlying the ordinary shares may be materially and adversely affected.

Our principal shareholders have substantial influence over our company. Their interests may not be aligned with the interests of our other shareholders, and they could prevent or cause a change of control or other transactions.

As of the date of this prospectus, Mr. Zhaobin Wen, our founder and chairman of our board of directors, beneficially owns an aggregate of 80% of our outstanding ordinary shares. Upon the completion of this offering, our executive officers and directors, together with our existing shareholders, will beneficially own approximately ordinary shares, or approximately 72.73% of our outstanding ordinary shares.

Accordingly, our executive officers and directors, together with our existing shareholders, could have significant influence in determining the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations, the election of directors and other significant corporate actions. In cases where their interests are aligned and they vote together, these shareholders will also have the power to prevent or cause a change in control. Without the consent of some or all of these shareholders, we may be prevented from entering into transactions that could be beneficial to us or our minority shareholders. In addition, our directors and officers could violate their fiduciary duties by diverting business opportunities from us to themselves or others. The interests of our largest shareholders may differ from the interests of our other shareholders. The concentration in the ownership of our ordinary shares may cause a material decline in the value of our ordinary shares. For more information regarding our principal shareholders and their affiliated entities, see “Principal Shareholders.”

As a “controlled company” under the Nasdaq listing rules, we may follow certain exemptions from certain corporate governance requirements that could adversely affect our public shareholders.

We believe following this offering, our principal shareholder, founder and chairman of our board of directors, Mr. Zhaobin Wen, will continue to own more than a majority of the voting power of our outstanding ordinary shares. Under the Nasdaq listing rules, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and is permitted to phase in its compliance with the independent committee requirements. Although we do not intend to rely on the “controlled company” exemptions under the Nasdaq listing rules, we could elect to rely on these exemptions in the future. If we were to elect to rely on the “controlled company” exemptions, a majority of the members of our board of directors might not be independent directors and our nominating and corporate governance and compensation committees might not consist entirely of independent directors. Accordingly, if we rely on the exemptions, during the period we remain a controlled company and during any transition period following a time when we are no longer a controlled company, you would not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands with limited liability. Our corporate affairs are governed by our memorandum and articles of association, the Companies Law (2018 Revision) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have the standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of register of members of these companies. Our directors have discretion under our articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the U.S. Currently, we do not plan to rely on home country practice with respect to any corporate governance matter. However, if we choose to follow our home country practice in the future, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by our management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States. For a discussion of significant differences between the provisions of the Companies Law of the Cayman Islands and the laws applicable to companies incorporated in the United States and their shareholders, see “Description of Share Capital — Comparison of Cayman Islands Corporate Law and U.S. Corporate Law.”

Certain judgments obtained against us by our shareholders may not be enforceable.

We are a Cayman Islands exempted company and substantially all of our assets are located outside of the United States. Substantially all of our current operations are conducted in China. In addition, a majority of our current directors and officers are nationals and residents of countries other than the United States. Substantially all of the assets of these persons are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers. For more information regarding the relevant laws of the Cayman Islands and China, see “Enforcement of Civil Liabilities.”

We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from requirements applicable to other public companies that are not emerging growth companies including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 for so long as we are an emerging growth company.

The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of the extended transition period. As a result of this election, our future financial statements may not be comparable to other public companies that comply with the public company effective dates for these new or revised accounting standards.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies.

Because we are a foreign private issuer under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

•        the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC;

•        the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

•        the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

•        the selective disclosure rules by issuers of material non-public information under Regulation FD.

We will be required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a quarterly basis through press releases, distributed pursuant to the rules and regulations of the Nasdaq Capital Market. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information, which would be made available to you, were you investing in a U.S. domestic issuer.

We will incur significantly increased costs and devote substantial management time as a result of the listing of our ordinary shares.

We will incur additional legal, accounting and other expenses as a public reporting company, particularly after we cease to qualify as an emerging growth company. For example, we will be required to comply with the additional requirements of the rules and regulations of the SEC and the Nasdaq rules, including applicable corporate governance practices. We expect that compliance with these requirements will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. In addition, we expect that our management and other personnel will need to divert attention from operational and other business matters to devote substantial time to these public company requirements. We cannot predict or estimate the number of additional costs we may incur as a result of becoming a public company or the timing of such costs.

In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time-consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidelines are provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may also initiate legal proceedings against us and our business may be adversely affected.

If a limited number of participants in this offering purchase a significant percentage of the offering, the effective public float may be smaller than anticipated and the price of our ordinary shares may be volatile which could subject us to securities litigation and make it more difficult for you to sell your shares.

As a company conducting a relatively small public offering, we are subject to the risk that a small number of investors will purchase a high percentage of the offering. While the underwriters are required to sell shares in this offering to at least 300 round lot shareholders (a round lot shareholder is a shareholder who purchases at least 100 shares) in order to ensure that we meet the Nasdaq initial listing standards, we have not otherwise imposed any obligations on the underwriters as to the maximum number of shares they may place with individual investors. If, in the course of marketing the offering, the underwriters were to determine that demand for our shares was concentrated in a limited number of investors and such investors determined to hold their shares after the offering rather than trade them in the market, other shareholders could find the trading and price of our shares affected (positively or negatively) by the limited availability of our shares. If this were to happen, investors could find our shares to be more volatile than they might otherwise anticipate. Companies that experience such volatility in their stock price may be more likely to be the subject of securities litigation. In addition, if a large portion of our public float were to be held by a few investors, smaller investors may find it more difficult to sell their shares.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
AND INDUSTRY DATA

This prospectus contains forward-looking statements that reflect our current expectations and views of future events. The forward-looking statements are contained principally in the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business” and “Regulation.” Known and unknown risks, uncertainties and other factors, including those listed under “Risk Factors,” may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements relating to:

•        our goals and strategies;

•        our future business development, financial condition and results of operations;

•        the expected growth of the credit industry, and marketplace lending, particularly, in China;

•        our expectations regarding demand for and market acceptance of our marketplace’s products and services;

•        our expectations regarding our platform’s base of borrowers and investors;

•        our plans to invest in our platform;

•        our relationships with our partners;

•        competition in our industry; and

•        relevant government policies and regulations relating to our industry.

These forward-looking statements are subject to various and significant risks and uncertainties, including those which are beyond our control. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations may later be found to be incorrect. The forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should thoroughly read this prospectus and the documents that we refer to herein with the understanding that our actual future results may be materially different from and worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements. We disclaim any obligation to update our forward-looking statements, except as required by law.

This prospectus contains certain data and information that we obtained from various government and private publications, including industry data and information from Xindibiao. Statistical data in these publications also include projections based on a number of assumptions. The Chinese credit industry, and marketplace lending in particular, may not grow at the rate projected by market data, or at all. Failure of this industry to grow at the projected rate may have a material adverse effect on our business and the market price of our ordinary shares.

In addition, the new and rapidly changing nature of the credit and marketplace lending industry results in significant uncertainties for any projections or estimates relating to the growth prospects or future condition of our industry. Furthermore, if any one or more of the assumptions underlying the market data are later found to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering of approximately $3.2 million after deducting estimated underwriting discounts and commissions and the estimated offering expenses payable by us and based upon an assumed initial offering price of $4.00 per ordinary share (excluding any exercise of the underwriters’ over-allotment option). A $1.00 increase (decrease) in the assumed initial public offering price of $4.00 per share would increase (decrease) the net proceeds to us from this offering by approximately $1.25 million, after deducting the estimated underwriting discounts and commissions and estimated aggregate offering expenses payable by us and assuming no change to the number of ordinary share offered by us as set forth on the cover page of this prospectus, provided, however, that in no case would we decrease the initial public offering price to less than $4.00 per share, which is the minimum price that we would offer the ordinary shares at and is not a midpoint of any range.

Proceeds of this offering in the amount of $600,000 shall be used to fund an escrow account for a period of 24 months following the closing date of this offering, which account shall be used in the event we have to indemnify the underwriters pursuant to the terms of an underwriting agreement with the underwriters.

The primary purposes of this offering are to increase our capitalization and financial flexibility, create a public market for our shares, retain talented employees by providing them with equity incentives and enable access to the public equity markets for us and our shareholders. We intend to use approximately $0.65 million (25%) of the net proceeds from this offering to fund our sales and marketing efforts including the development of new “internet traffic” and business channel partners, approximately $0.65 million (25%) for expansion of our product offerings, and approximately $0.65 million (25%) for international expansion based on the market conditions. We may also use approximately $0.65 million (25%) of the net proceeds for other general corporate purposes, including working capital, operating expenses, capital expenditures, and potential strategic investments. Except for the use of proceeds for international expansion, the other intended uses require remittance of the proceeds to China, which generally takes approximately 30-45 business days to complete.

The foregoing represents our current intentions based upon our present plans and business conditions to use and allocate the net proceeds of this offering. Our management, however, will have significant flexibility and discretion to apply the net proceeds of this offering. If an unforeseen event occurs or business conditions change, we may use the proceeds of this offering differently than as described in this prospectus. See “Risk Factors — Risks Related to This Offering and Our Ordinary Shares — You must rely on the judgment of our management as to the use of the net proceeds from this offering, and such use may not produce income or increase our stock price.”

Pending any use described above, we plan to invest all the net proceeds in short-term, interest-bearing, debt instruments or demand deposits.

In using the proceeds of this offering, we are permitted under PRC laws and regulations as an offshore holding company to provide funding to our wholly foreign-owned subsidiary in China only through loans or capital contributions and to our variable interest entity only through loans, subject to the registration with government authorities and limit on the amount of capital contributions and loans. Subject to satisfaction of the applicable government registration requirements, we may extend inter-company loans to our wholly foreign-owned subsidiary in China or make additional capital contributions to our wholly-foreign-owned subsidiary to fund its capital expenditures or working capital. The registered capital of our WFOE is $5,000,000. As of the date of this prospectus, we have not made any contribution to our wholly owned subsidiary in China, and we do not intend to make any contribution before the consummation of this offering but we intend to contribute all the net proceeds from this offering (excluding the $600,000 deposited in an indemnification escrow account as described above), which is estimated to be approximately $2.6 million (taking into account the offering expenses partially prepaid by us), to our wholly owned subsidiary in China immediately following the completion of this offering. If we provide funding to our wholly foreign-owned subsidiary through loans, the total amount of such loans may not exceed the difference between the entity’s total investment as registered with the foreign investment authorities and its registered capital. Such loans must be registered with SAFE or its local branches.

We cannot assure you that we will be able to obtain these government registrations or approvals on a timely basis, if at all. See “Risk Factors — Risks Related to Doing Business in China — PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay us from using the proceeds of this offering to make loans or additional capital contributions to our PRC subsidiary, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

DIVIDEND POLICY

Our board of directors has the discretion regarding whether to declare or pay dividends. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. In either case, all dividends are subject to certain restrictions under Cayman Islands law, namely that our company may only pay dividends out of profits or share premium, and provided always that we are able to pay our debts as they fall due in the ordinary course of business. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant.

We have never declared or paid cash dividends on our shares. We currently do not have any plans to pay cash dividends after this offering. Rather, we currently intend to retain all of our available funds and any future earnings to operate and grow our business. We are a holding company incorporated in the Cayman Islands. We may rely on dividends from our subsidiaries in China for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiary to pay dividends to us. See “Regulation — Regulations on Dividend Distribution” and “Taxation — People’s Republic of China Taxation.”

Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

CAPITALIZATION

The following table sets forth our capitalization as of December 31, 2018 as follows:

•        on an actual basis; and

•        on an adjusted basis to reflect (i) the surrender of an aggregate of 37,500,000 ordinary shares by the existing shareholders on April 18, 2019 and (ii) the sale of 1,250,000 ordinary shares in this offering, at an assumed initial public offering price of $4.00 per share, which is the minimum price that we would offer the ordinary shares at and is not a midpoint of any range, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

The adjustments reflected below are subject to change and are based upon available information and certain assumptions that we believe are reasonable. Total shareholders’ equity and total capitalization following the completion of this offering are subject to adjustment based on the actual initial public offering price and other terms of this offering determined at pricing. You should read this capitalization table in conjunction with “Use of Proceeds,” “Summary Consolidated Financial and Operating Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the related notes appearing elsewhere in this prospectus.

Shareholders’ Equity	As of December 31, 2018
	Actual	As adjusted
	($)
Ordinary shares, par value $0.0001 per share, 490,000,000 ordinary shares authorized, 50,000,000 ordinary shares issued and outstanding on an actual basis, 13,750,000 ordinary shares issued and outstanding on an adjusted basis to reflect the surrender of an aggregate of 37,500,000 ordinary shares by the existing shareholders on April 18, 2019 and 1,250,000 ordinary shares to be issued in this offering	5,000	1,375
Shares subscription receivable	(5,000)	(1,375)
Additional paid-in capital	7,129,015	10,297,277
Statutory reserve	346,498	346,498
Retained earnings	3,266,963	3,266,963
Accumulated other comprehensive loss	(415,478)	(415,478)
Total Shareholders’ Equity	10,326,998	13,495,260
Total Capitalization	10,326,998	13,495,260

If the underwriters’ over-allotment option to purchase additional shares from us was exercised in full, pro forma (i) ordinary shares would be 13,937,500 shares, (ii) additional paid-in capital would be $10,983,527 (iii) total shareholders’ equity would be $14,181,510 and (iv) total capitalization would be $14,181,510.

DILUTION

If you invest in our ordinary shares, your interest will be immediately diluted by $3.02 per ordinary share, representing the difference between our net tangible book value per share of $0.98 as of December 31, 2018, taking into consideration the surrender of an aggregate of 37,500,000 ordinary shares by the existing shareholders on April 18, 2019 and after giving effect to this offering and an assumed initial public offering price of $4.00 per share, which is the minimum price that we would offer the ordinary shares at and is not a midpoint of any range. Dilution results from the fact that the initial public offering price per ordinary share is substantially in excess of the book value per ordinary share attributable to the existing shareholders for our presently outstanding ordinary shares.

Our net tangible book value as of December 31, 2018 was $10,326,998 or $0.21 per ordinary share as of that date. Net tangible book value represents the amount of our total consolidated tangible assets, less the amount of our total consolidated liabilities. Dilution is determined by subtracting net tangible book value per ordinary share, after giving effect to the proceeds we will receive from this offering, from the assumed initial public offering price of $4.00 per ordinary share, which is based on the estimated initial public offering price set forth on the cover page of this prospectus and after deducting underwriting discounts and commissions and estimated offering expenses payable by us and is which is the minimum price that we would offer the ordinary shares at and is not a midpoint of any range.

Without taking into account any other changes in net tangible book value after December 31, 2018, other than to give effect to the sale of the ordinary shares offered in this offering at the assumed initial public offering price of $4.00 per ordinary share, which is based on the estimated initial public offering price set forth on the cover page of this prospectus and after deduction of the underwriting discounts and commissions and estimated offering expenses payable by us, which is the minimum price that we would offer the ordinary shares at and is not a midpoint of any range, our pro forma as adjusted net tangible book value as of December 31, 2018 would have been approximately $13,495,260, or $0.98 per ordinary share. This represents an immediate increase in net tangible book value of $0.77 per ordinary share to the existing shareholders and an immediate dilution in net tangible book value of $3.02 per ordinary share to investors purchasing our ordinary shares in this offering. The following table illustrates such dilution:

Per Ordinary Share
($)
Assumed initial public offering price per ordinary share	4.00
Net tangible book value per ordinary share as of December 31, 2018	0.21
Pro forma as adjusted net tangible book value per ordinary share after giving effect to this offering	0.98
Amount of dilution in net tangible book value per ordinary share to new investors in this offering	3.02

A $1.00 change in the assumed public offering price of $4.00 per ordinary share, which is based on the estimated initial public offering price set forth on the cover page of this prospectus, would increase (decrease), in the case of an increase (decrease), our pro forma as adjusted net tangible book value after giving effect to this offering by approximately $1.3 million, the pro forma as adjusted net tangible book value per ordinary share after giving effect to this offering by $0.98 per ordinary share and the dilution in pro forma as adjusted net tangible book value per ordinary share to new investors in this offering by $3.02 per ordinary share, assuming no change to the number of ordinary shares offered by us as set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and other offering expenses.

The following table summarizes, on a pro forma as adjusted basis as of December 31, 2018, taking into consideration the surrender of an aggregate of 37,500,000 ordinary shares by the existing shareholders on April 18, 2019, the differences between existing shareholders and the new investors with respect to the number of ordinary shares purchased from us in this offering, the total consideration paid and the average price per ordinary share paid before deducting the underwriting discounts and commissions and estimated offering expenses.

	Ordinary Shares Purchased		Total Consideration		Average Price Per Ordinary
	Number	Percent	Amount	Percent	Share
Existing shareholders	12,500,000	90.9%	$7,129,015	58.8%	$0.57
New investors	1,250,000	9.1%	$5,000,000	41.2%	$4.00
Total	13,750,000	100.0%	$12,129,015	100.0%	$0.88

The pro forma as adjusted information discussed above is illustrative only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of our ordinary shares and other terms of this offering determined at pricing.

ENFORCEABILITY OF CIVIL LIABILITIES

We were incorporated in the Cayman Islands in order to enjoy the following benefits:

•        political and economic stability;

•        an effective judicial system;

•        a favorable tax system;

•        the absence of exchange control or currency restrictions; and

•        the availability of professional and support services.

However, certain disadvantages accompany incorporation in the Cayman Islands. These disadvantages include, but are not limited to, the following:

•        the Cayman Islands has a less developed body of securities laws as compared to the United States and these securities laws provide significantly less protection to investors; and

•        Cayman Islands companies may not have the standing to sue before the federal courts of the United States.

Our constitutional documents do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders, be arbitrated. Currently, substantially all of our operations are conducted outside the United States, and substantially all of our assets are located outside the United States. All of our officers are nationals or residents of jurisdictions other than the United States and a substantial portion of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

We have appointed Puglisi & Associates, as our agent upon whom process may be served in any action brought against us under the securities laws of the United States.

Maples and Calder, our counsel as to Cayman Islands law, and Grandway Law Offices, our counsel as to PRC law, have advised us, respectively, that there is uncertainty as to whether the courts of the Cayman Islands and China, respectively, would:

•        recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or

•        entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

Enforcement of Judgments/Enforcement of Civil Liabilities

We have been advised by our Cayman Islands legal counsel, Maples and Calder, that the courts of the Cayman Islands are unlikely (i) to recognize or enforce against us judgments of courts of the United States predicated upon the civil liability provisions of the securities laws of the United States or any State; and (ii) in original actions brought in the Cayman Islands, to impose liabilities against us predicated upon the civil liability provisions of the securities laws of the United States or any State, so far as the liabilities imposed by those provisions are penal in nature. In those circumstances, although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, the courts of the Cayman Islands will recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without retrial on the merits based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given provided certain conditions are met. For a foreign judgment to be enforced in the Cayman Islands, such judgment must be final and conclusive and for a liquidated sum, and must not be in respect of taxes or a fine or penalty, inconsistent with a Cayman Islands judgment in respect of the same matter, impeachable on the grounds of fraud or obtained in a manner, and or be of a kind the enforcement of which is, contrary to natural justice or the public policy of the Cayman Islands (awards of punitive or multiple damages may well be held to be contrary to public policy). A Cayman Islands Court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere. There is recent Privy Council authority (which is binding on the Cayman Islands Court) in the context of a reorganization plan approved by the New York Bankruptcy Court which suggests that due to the universal nature of bankruptcy/insolvency proceedings, foreign money judgments obtained in foreign bankruptcy/insolvency proceedings may be enforced without applying the principles outlined above. However, a more recent English Supreme Court authority (which is highly persuasive but not binding on the Cayman Islands Court), has expressly rejected that approach in the context of a default judgment obtained in an adversary proceeding brought in the New York Bankruptcy Court by the receivers of the bankruptcy debtor against a third party, and which would not have been enforceable upon the application of the traditional common law principles summarized above and held that foreign money judgments obtained in bankruptcy/insolvency proceedings should be enforced by applying the principles set out above, and not by the simple exercise of the Courts’ discretion. Those cases have now been considered by the Cayman Islands Court. The Cayman Islands Court was not asked to consider the specific question of whether a judgment of a bankruptcy court in an adversary proceeding would be enforceable in the Cayman Islands, but it did endorse the need for active assistance of overseas bankruptcy proceedings. We understand that the Cayman Islands Court’s decision in that case has been appealed and it remains the case that the law regarding the enforcement of bankruptcy/insolvency related judgments is still in a state of uncertainty.

We have been advised by our PRC counsel, Grandway Law Offices, that the recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedure Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedure Law based either on treaties between China and the country, and PRC courts will not recognize or enforce these foreign judgments if PRC courts believe the foreign judgments violate the basic principles of PRC laws or national sovereignty, security or public interest after review. However, currently, China does not have treaties or reciprocity arrangement providing for recognition and enforcement of foreign judgments ruled by courts in the United States or the Cayman Islands. Thus, it is uncertain whether a PRC court would enforce a judgment ruled by a court in the United States or the Cayman Islands.

CORPORATE HISTORY AND STRUCTURE

We were incorporated in the Cayman Islands on May 22, 2018. Our wholly owned subsidiary HeZhong International (Hong Kong) Limited (“HeZhong HK”) was incorporated in Hong Kong on May 31, 2018. HeZhong HK, in turn, holds all the capital stock of Helizhong Consulting, which was incorporated in China on September 13, 2018. WFOE controls “Shenzhen HeZhong” through a series of contractual arrangements (the “VIE Agreements”). See “— Contractual Arrangements between Shenzhen HeZhong and Its Shareholders.” We conduct our business in the PRC primarily though Shenzhen HeZhong since its inception on August 14, 2015.

Pursuant to PRC laws, each entity formed under PRC law shall have certain business scope approved by the SAIC or its local counterpart. As such, WFOE’s business scope is to primarily engage in the development of computer software and hardware and network technology, technology consulting, services, promotion, and transfer; business management, technology and investment consulting and other consulting services; computer system integration; computer hardware and software and related equipment, communication equipment; electronic products wholesale, import and export, commission agency (excluding auction) and related supporting services; business information consultation; economics and trade consultation; public consulting; business consulting; conference services; corporate image planning and advertising business. Since the sole business of WFOE is to provide Shenzhen HeZhong with technical support, consultation, management consulting services in exchange for a service fee approximately equal to the net income of Shenzhen HeZhong, such business scope is necessary and appropriate under PRC laws.

Our principal executive offices are located at Block A, Room 503, Dachong Business Center, Hi-Tech Park, Nanshan District, Shenzhen, Guangdong Province, China 518000, and our phone number is + 86 755-86535407. We maintain a corporate website at www.hzed.com. The information contained in, or accessible from, our website or any other website does not constitute a part of this prospectus.

The diagram below shows our corporate legal structure as of the date of this prospectus:

Contractual Arrangements with Shenzhen HeZhong and Its Shareholders

Due to PRC legal restrictions on foreign ownership in internet-based businesses, including online lending marketplace, neither we nor our subsidiaries own any equity interest in Shenzhen HeZhong. Instead, we control and receive the economic benefits of Shenzhen HeZhong’s business operations through the VIE Agreements. WFOE, Shenzhen HeZhong and its shareholders entered into the VIE Agreements, on September 25, 2018. The VIE Agreements are designed to provide WFOE with the power, rights, and obligations equivalent in all material respects to those it would possess as the equity holder of Shenzhen HeZhong, including absolute control rights and the rights to the assets, property and revenue of Shenzhen HeZhong.

Each of the VIE Agreements is described in detail below:

Exclusive Consultation and Service Agreement

Pursuant to the Exclusive Consultation and Service Agreement between WFOE and Shenzhen HeZhong, WFOE has the exclusive right to provide to Shenzhen HeZhong consultation and services related to, among other things, technology training and consultation, as well as business management consultation and services. WFOE has the exclusive ownership of intellectual property rights created as a result of the performance of this agreement. Shenzhen HeZhong agrees to pay WFOE an annual service fee, consisting of an annual fee of 99.55% of the after-tax net profit of Shenzhen HeZhong determined pursuant to United States generally accepted accounting principles U.S. GAAP and a negotiated quarterly floating charge not exceeding the rest of the after-tax net profit of Shenzhen HeZhong. This agreement will remain effective for a term of 20 years and may be unilaterally extended by WFOE.

Exclusive Purchase Option Agreements

Pursuant to the Exclusive Equity Option Agreements among WFOE, Shenzhen HeZhong and the shareholders holding an aggregate of 99.55% of its equity interest (“Majority Shareholders”), the Majority Shareholders irrevocably grant WFOE an exclusive option to purchase, or have its designated person to purchase from them, at its discretion, to the extent permitted under PRC law, all or part of their equity interests and/or assets in Shenzhen HeZhong, and the purchase price shall be the lowest price permitted by applicable PRC law. The Majority Shareholders further undertake to pay to WFOE the portion of the purchase price WFOE paid in excess of the registered capital of Shenzhen HeZhong. Without the prior written consent of WFOE, Shenzhen HeZhong shall not amend its articles of association and bylaws, change the amount and structure of its registered capital, transfer or dispose of any of its assets, offer any loans or incur any debts, enter into any material contracts, engage in any merger or acquisition transactions, declare or distribute dividends, appoint or remove its directors. The Majority Shareholders agree, among other things, without prior written consent of WFOE, not to transfer, dispose of, pledge or cause the management to dispose of their equity interest in Shenzhen HeZhong, approve any merger or consolidation of Shenzhen HeZhong, replace any directors designated by WFOE. This agreement will remain effective till all of the equity interests and other assets of Shenzhen HeZhong have been transferred to WFOE and/or its designated person.

Voting Rights Proxy and Financial Supporting Agreements

Pursuant to Voting Rights Proxy and Financial Supporting Agreements among WFOE, Shenzhen HeZhong and the Majority Shareholders, each of the Majority Shareholders irrevocably undertakes to appoint WFOE as his/its attorney-in-fact to exercise all of his rights as a shareholder of Shenzhen HeZhong, including, but not limited to, the right to convene and attend shareholders’ meeting, vote on any resolution that requires a shareholder vote, such as appointment or removal of directors and other senior management, other voting rights pursuant to the then-effective articles of association, as amended, of Shenzhen HeZhong or provided by the PRC laws. In return, WFOE agrees to provide financial support to Shenzhen HeZhong and further agrees not to request for repayment of such financial support in the event Shenzhen HeZhong fails its ordinary course of business. Each proxy agreement has a term of 20 years and may be extended by WFOE and the other parties shall give their consent to such extension unconditionally. The Voting Rights Proxy and Financial Supporting Agreements enable us to control 99.55% of the voting power of Shenzhen HeZhong.

Equity Interest Pledge Agreements

Pursuant to the Equity Interest Pledge Agreements among WFOE, Shenzhen HeZhong and the Majority Shareholders, the Majority Shareholders pledge all of their respective equity interests in Shenzhen HeZhong to WFOE to guarantee the performance of their and Shenzhen HeZhong’s obligations under the Exclusive Consultation and Service Agreement, Exclusive Purchase Option Agreements, Voting Rights Proxy and Financial Supporting Agreement. WFOE has the right to collect dividends generated by the pledged equity interest during the term of the pledge. The Majority Shareholders also agree not to transfer the pledged equity interests or create or allow any new pledge or other encumbrance on the pledged equity interests during the term of the Equity Pledge Agreement unless otherwise approved by WFOE in writing, they will. In the event of default by Shenzhen HeZhong or the Majority Shareholders of contractual obligations under these agreements, WFOE is entitled to dispose of the pledged equity interests. The Equity Pledge Agreements shall remain effective till that the Majority Shareholders are no longer shareholders of Shenzhen HeZhong or the satisfaction of Shenzhen HeZhong’s contractual obligations under these agreements.

We are a “controlled company” as defined under the Nasdaq listing rules because Mr. Zhaobin Wen, our founder and chairman of our board of directors, will beneficially own approximately 72.73% of the aggregate voting power of our outstanding ordinary shares upon completion of this offering.

In the opinion of Grandway Law Offices, our PRC counsel:

•        the ownership structure of Shenzhen HeZhong and our wholly foreign owned subsidiary in China, currently and immediately after this offering, does not violate any applicable PRC laws or regulations currently in effect; and

•        the contractual arrangements among our wholly foreign owned subsidiary, Shenzhen HeZhong and the Majority Shareholders governed by PRC law are valid, binding and enforceable in accordance with their terms and applicable PRC laws or regulations currently in effect and, both currently and immediately after this offering, do not and will not violate any applicable PRC laws or regulations currently in effect.

However, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. Accordingly, the PRC regulatory authorities may in the future take a view that is contrary to or otherwise different from the above opinion of our PRC legal counsel. See “Risk Factors — Risks Related to Our Corporate Structure — If the PRC government deems that the contractual arrangements in relation to our consolidated VIE do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations” and “Risk Factors — Risks Related to Doing Business in China — Uncertainties with respect to the PRC legal system could adversely affect us.” for more details.

SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA

The following summary consolidated financial data for the fiscal years ended June 30, 2018 and 2017 are derived from our audited consolidated financial statements included elsewhere in this prospectus. The following summary consolidated financial data for the six months ended December 31, 2018 and 2017 are derived from our unaudited interim condensed consolidated financial statements included elsewhere in this prospectus. Our consolidated financial statements are prepared and presented in accordance with the generally accepted accounting principles in the United States (“U.S. GAAP”).

Our historical results for any period are not necessarily indicative of results to be expected for any future period. You should read the following summary financial information in conjunction with the consolidated financial statements and related notes and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

The following table presents our summary consolidated statements of operations and comprehensive income (loss) for the six months ended December 31, 2018 and 2017, and the fiscal years ended June 30, 2018 and 2017.

	For the Six Months Ended December 31		For the Fiscal Years Ended June 30,
	2018 (Unaudited)	2017 (Unaudited)	2018	2017
OPERATING REVENUES
Automobile loans	$35,497	$172,307	$582,069	$152,486
Consumer loans	11,145,586	16,456,430	33,955,071	861,353
Business related taxes and surcharges	(31,792)	(62,601)	(137,778)	(5,904)
Total operating revenues, net	11,149,291	16,566,136	34,399,362	1,007,935

OPERATING EXPENSES
Origination and servicing expenses	2,985,348	1,846,965	5,222,945	752,253
Selling and marketing expenses	4,889,379	4,965,522	16,684,722	544,250
General and administrative expenses	1,401,631	708,024	2,240,604	346,724
Research and development expenses	1,270,679	66,823	848,867	13,898
Provision for doubtful accounts	241,429	167,952	3,765,667	461,839
Total operating expenses	10,788,466	7,755,286	28,762,805	2,118,964

INCOME (LOSS) FROM OPERATIONS	360,825	8,810,850	5,636,557	(1,111,029)

OTHER INCOME (EXPENSES)
Interest income	35,989	156,223	430,156	6,655
Other income	—	—	13,255	—
Other expenses	(6,097)	(15,302)	(76,653)	(61)
Total other income, net	29,892	140,921	366,758	6,594
INCOME (LOSS) BEFORE INCOME TAX	390,717	8,951,771	6,003,315	(1,104,435)
Income tax (expense) benefit	60,357	(2,230,455)	(1,737,431)	261,497
NET INCOME (LOSS)	451,074	6,721,316	4,265,884	(842,938)
Less: Net income (loss) attributable to non-controlling interest	22,554	576	(134,853)	—
NET INCOME (LOSS) ATTRIBUTABLE TO HEZHONG INTERNATIONAL (HOLDING) LIMITED	428,520	6,720,740	4,400,737	(842,938)
NET INCOME (LOSS)	451,074	6,721,316	4,265,884	(842,938)

OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation adjustment	(396,404)	335,533	14,428	(29,350)
COMPREHENSIVE INCOME(LOSS)	54,670	7,056,849	4,280,312	(872,288)

Less: Comprehensive income (loss) attributable to non-controlling interest	2,735	3,372	(134,553)	—
COMPREHENSIVE INCOME(LOSS) ATTRIBUTABLE TO HEZHONG INTERNATIONAL (HOLDING) LIMITED	$51,935	$7,053,477	$4,414,865	$(872,288)

	For the Six Months Ended December 31		For the Fiscal Years Ended June 30,
	2018 (Unaudited)	2017 (Unaudited)	2018	2017
WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES
Basic and diluted*	50,000,000	50,000,000	50,000,000	50,000,000

EARNINGS (LOSS) PER SHARE
Basic and diluted*	$0.01	$0.13	$0.09	$(0.02)

____________

*        Giving retroactive effect to the 10,000 for 1 share subdivision effected on September 20, 2018.

The following table presents our summary consolidated balance sheets data as of December 31, 2018 and June 30, 2018 and 2017.

	As of December 31	As of June 30,
	2018 (Unaudited)	2018	2017
	($)	($)	($)
Summary Consolidated Balance Sheet Data:
Cash and cash equivalents	589,245	1,164,032	464,026
Total current assets	11,146,767	14,162,942	6,244,132
Total assets	12,291,506	15,278,384	6,634,100
Total current liabilities	1,719,053	4,760,601	3,409,676
Total liabilities	1,719,053	4,760,601	3,409,676
Total shareholders’ equity	10,572,453	10,517,783	3,224,424

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the section headed “Summary Consolidated Financial and Operating Data” and our consolidated financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and elsewhere in this prospectus.

Overview

We are an online peer-to-peer lending marketplace facilitating loans between borrowers and investors, providing borrowers accessible, affordable credit and offering investors attractive risk-adjusted returns. From our inception through March 31, 2019, we have matched loan transactions with an aggregate value of approximately RMB6.00 billion ($893.73 million). We primarily conduct our businesses in Guangdong Province, China and service exclusively Chinese borrowers and investors.

We have generated revenue from fees charged to borrowers for our services in matching them with investors. From our inception through March 31, 2019, we have accumulated an aggregate of 6,937,212 registered users, of which 111,291 investors and 724,290 borrowers have participated in the loan transactions facilitated through our platform. We acquire borrowers and investors through various channels, including referrals from business partners, social media, search engines and our own channels including our website, WeChat official accounts and mobile applications.

We primarily focus on facilitating consumer loans ranging from RMB3,000 ($437) to RMB50,000 ($7,450), which represented approximately 93% and 96% of our total transaction volume during the fiscal year ended June 30, 2018 and the six months ended December 31, 2018, respectively. Consumer loans are loans that can be used to make various consumer purchases and generally have interest rates (excluding all transaction fees) between 10% and 13.5% per annum and tenures, which are the periods from the date of issuance of the loan to the repayment date stipulated in the loan agreement, from 360 days to 540 days. During the fiscal years ended June 30, 2018 and 2017, we also facilitated short term consumer loans ranging from 7 days to 90 days. Our automobile loans range from RMB20,000 ($2,980) to RMB200,000 ($29,801) and accounted for 7% and 4% of our total loan transaction volume for the fiscal year ended June 30, 2018 and the six months ended December 31, 2018, respectively. Automobile loans are loans extended to automobiles owners primarily for their liquidity and capital needs and generally have interest rates (excluding all transaction fees) between 8% to 15% per annum and tenures from one month to 36 months.

The total borrowing cost of a loan facilitated on our platform includes the interest paid to the investors as well as transaction fees and loan repayment management fees to us and loan guarantee fee and late payment fee to Dadi, the guarantor. Our transaction fee for consumer loans is generally fixed for a certain period of time, while our transaction fee for automobile loans is adjusted more frequently. Specifically, our transaction fee for consumer loans was 8% of the loan amount from the launch in April 2017 through November 2017 and has remained at 13.5% since December 2017; our transaction fee for automobile loans ranged from 0.04% to 3% and from 1.10% to 2.30% for the fiscal years ended June 30, 2018 and 2017, respectively and has remained at 3% since December 2017. Other than the temporary increase to 17.25% in May 2017 in response to high default rates occurring in the market and increase in operating costs, our loan repayment management fee for automobile loans ranged from 0.01% to 2.00%, and from 1.20% to 1.50%, respectively, of the loan amount for the fiscal years ended June 30, 2018 and 2017. Since January 2018, we no longer charge the loan repayment management fee for automobile loans given that our guarantor undertakes the repayment obligation for defaulted loans. The guarantee fee for consumer loans was 8% of the loan amount from April to November 2017 and has remained at 9% since December 2017. The guarantee fee for automobile loans has remained at 2% since inception except in July and August 2017 when the rate was decreased to 0.17% for marketing and promotion purposes. Late payment fee to the guarantor is 2% of the past due amount for each past due month, subject to a maximum of 24%.

During our fiscal years ended June 30, 2018 and 2017 and the six months ended December 31, 2018, approximately 98.64% (approximately $669.56 million in aggregate principal amount), 94.81% (approximately $32.19 million in aggregate principal amount) and 95.77% (approximately $77.91 million in aggregate principal amount), respectively, of the loans we facilitated were non-amortizing loans, which are loans requiring no periodic repayment of principal or partial repayment of principal and include all of the loans facilitated on our platform except for those requiring equal monthly payment of interest and principal. A majority of our non-amortizing loans allow the borrowers to pay the entire principal amount due at maturity. During the fiscal years ended June 30, 2018 and 2017 and the six months ended December 31, 2018, 80.34% (approximately $35.66 million in aggregate principal amount), 91.44% (approximately $18.82 million in aggregate principal amount) and 75.73% (approximately $2.23 million in aggregate principal amount), respectively, of our automobile loans allowed borrowers to make only monthly interest payments with the entire principal amount due at maturity; and 72.24% (approximately $458.29 million in aggregate principal amount), 100% (approximately $13.36 million in aggregate principal amount) and 34.50% (approximately $27.05 million in aggregate principal amount), respectively, of our facilitated consumer loans did not require any payment of principal or interest until maturity. For more information on the payment terms of our loans, see “Business — Our Products and Services.”

We use APR to reflect the total borrowing cost over the term of a loan, which equals to the sum of (i) the annual interest rate of the loan and (ii) the annualized rate of the sum of the rate of transaction fee and guarantee fee. During the fiscal years ended June 30, 2018 and 2017, the APRs of our loans ranged from 7.06% to 628.64% and from 3.28% to 628.15%, respectively. During the six months ended December 31, 2018, the APRs of our loans ranged from 13.5% to 36%. The loans with APRs exceeding 24% accounted for 64.75%, 38.29% and 63.11% of our total loan volume in the fiscal years ended June 30, 2018 and 2017 and the six months ended December 31, 2018, respectively. Loans with APRs exceeding 36% accounted for 37.67%, 38.29% and 0.00% of our total loan volume in the fiscal years ended June 30, 2018 and 2017, and the six months ended December 31, 2018 respectively. We historically had high APRs because in the past we facilitated short term loans (for example, 7 days) and we calculate our APRs on an annualized basis. We discontinued loan products with APRs that exceeded the statutory limit, which are consumer loans with terms of 30 days or less, immediately following the promulgation of Circular 141 in December 2017. As of December 24, 2017, all the loans with APRs exceeding 36% were paid off. From December 24, 2017 through the date of this prospectus, our APRs ranged from 8.27% to 36%.

As a result of the decrease in our APRs, we experienced a decrease of approximately 22.04% in revenue during the first three months of 2018 as compared to the three month period before the promulgation of Circular 141. To mitigate the impact of Circular 141 on our business, we undertook a number of measures including offering loan products with longer terms on which we charge higher transaction fees, increasing the average loan amount per transaction and expanding the transaction volume. We also adjusted our transaction fee following the promulgation of Circular 141. Our transaction fees for consumer loans and automobile loans were increased from 8% to 13.5% and from 2.3% to 3.00%, respectively. The guarantee fee for consumer loans was increased from 8% to 9%.

Our marketplace provides investors with risk-adjusted returns that we believe are attractive. The average annualized return for investors for the fiscal year ended June 30, 2018 and the six months ended December 31, 2018 was between 8% and 15%. To meet investors’ liquidity demands, we also offer loan assignment services to investors of consumer loans to facilitate their early exit. We do not charge the investors any fee for the loan matching services through our marketplace but since June 2018 we charge them a service fee in the range of 1.5% – 7% of the principal amount of the loan assigned for certain loan assignments to new investors before maturity.

At present, we derive revenue from two sources: (i) transaction fees for origination services charged to all borrowers, and (ii) since July 2018, loan assignment service fees charged to investors of consumer loans for the transfer of the loans they invest to new investors before maturity. Prior to January 2018, we also derived revenue from loan repayment management fees charged to borrowers for late payments on automobile loans.

We have experienced growth since we started facilitating consumer loans in April 2017 before experiencing a downturn during the first half of fiscal year 2019. Our revenue increased by approximately 3,312.86% from $1.01 million for the fiscal year ended June 30, 2017 to $34.40 million for the fiscal year ended June 30, 2018 and we recorded a net income of $4.27 million for the fiscal year ended June 30, 2018, representing an increase of 608.33% from a net loss of $0.84 million for the fiscal year ended June 30, 2017. Our consumer loans have contributed significantly to our growth in the fiscal year ended June 30, 2018, accounting for 98.7% of the increase in revenue.

Our operating revenues decreased by $5.42 million, or 32.7%, from $16.57 million in the six months ended December 31, 2017 to $11.15 million in the six months ended December 31, 2018 and the revenues from facilitating consumer loans decreased by approximately $5.31 million in the six months ended December 31, 2018 compared to six months ended December 31, 2017.For the six months ended December 31, 2018, the total principal amount of loans facilitated on our platform was $81.36 million compared to $418.58 million for the same period the year before. The number of loans facilitated on our platform decreased by 1,672,304 during the six months ended December 31, 2018 from the same period the year before. During the six months ended December 31, 2018, the total number of borrowers on our platform was 100,312 compared to 365,130 borrowers from the same period the year before.

However, readers are cautioned that past performance of our business does not necessarily indicate our future prospects and performance.

Key Operational Metrics

We regularly review a number of metrics to evaluate our business, measure our performance, identify trends, formulate financial projections and make strategic decisions. The main metrics we consider for the periods indicated are set forth in the tables below.

	For the Six Months Ended December 31,
	2018	2017	Changes
Loan volume facilitated (in $ thousand)(1)
Consumption loans	$78,415	$400,045	$(321,630)	(80.4%)
Automobile loans	$2,940	$18,532	$(15,592)	(84.1%)
Total	$81,355	$418,577	$(337,222)	(80.6%)
Number of transactions facilitated(2)
Consumption loans	175,990	1,846,805	(1,670,815)	(90.5%)
Automobile loans	248	1,737	(1,489)	(85.7%)
Total	176,238	1,848,542	(1,672,304)	(90.5%)
Number of borrowers(3)
Consumption loans	100,088	363,734	(263,646)	(72.5%)
Automobile loans	224	1,396	(1,172)	(84.0%)
Total	100,312	365,130	(264,818)	(72.5%)
Repeat borrower rate(4)	61.59%	59.95%
Number of investors(5)
Consumption loans	13,125	19,744	(6,619)	(33.5%)
Automobile loans	1,067	2,074	(1,007)	(48.6%)
Total	14,192	21,818	(7,626)	(35.0%)
Repeat investor rate(6)	48.10%	36.92%
New customer acquisition cost	$8.85	$1.95	$6.90	353.8%
	For the Years Ended June 30,
	2018	2017	change
Loan volume facilitated (in $ thousands)(1)
Consumer loans	$634,403	$13,364	$621,039	4,647.1%
Automobile loans	$44,388	$20,584	$23,804	115.6%
Total	$678,791	$33,948	$644,843	1,899.5%
Number of transactions facilitated(2)
Consumer loans	2,425,244	64,038	2,361,206	3,687.2%
Automobile loans	4,165	2,017	2,148	106.5%
Total	2,429,409	66,055	2,363,354	3,577.9%
Number of borrowers(3)
Consumer loans	629,789	35,504	594,285	1,673.9%
Automobile loans	2,463	1,054	1,409	133.7%
Total	632,252	36,558	595,694	1,629.4%
Repeat borrower rate(4)	50.86%	42.08%
Number of investors(5)
Consumer loans	62,806	2,978	59,828	2,009.0%
Automobile loans	5,348	3,923	1,425	36.3%
Total	68,154	6,901	61,253	887.6%
Repeat investor rate(6)	57.61%	49.25%
New customer acquisition cost	$3.10	$1.04	$2.06	198.1%

____________

(1)      Loan volume refers to the total principal amount of loans facilitated on our marketplace during the relevant period.

(2)      Number of loan transactions facilitated refers to the total number of loans facilitated on our marketplace during the relevant period.

(3)      Number of borrowers refers to the number of borrowers who recorded successful borrowing activity on our marketplace during the relevant period.

(4)      Repeat borrower rate refers to the result of the total number of borrowers who borrowed more than once on our marketplace during the relevant period divided by the total number of borrowers on our marketplace during the relevant period.

(5)      Number of investors refers to the number of investors who made loan investments on our online marketplace during the relevant period.

(6)      Repeat investors rate refers to the result of the total number of investors who invested in more than one loan on our marketplace during the relevant period divided by the total number of investors on our marketplace during the relevant period.

In the fiscal year ended June 30, 2018, we attracted an increasing number of borrowers and investors. The aggregate number of borrowers from consumer loans and automobile loans increased by 1,629.4% from 36,558 in the fiscal year ended June 30, 2017 to 632,252 in the fiscal year ended June 30, 2018. At the same time, the aggregate number of investors from consumer loans and automobile loans increased by 887.6% from 6,901 in the fiscal year ended June 30, 2017 to 68,154 in the fiscal year ended June 30, 2018. We began facilitating consumer loans in April 2017, and the total amount of consumer loans we have facilitated on our marketplace has experienced significant growth.

Compared to the six months ended December 31, 2017, our business operations were negatively impacted by unfavorable market developments during the six months ended December 31, 2018. The aggregate number of borrowers from consumer loans and automobile loans decreased by 72.5% from 365,130 during the six months ended December 31, 2017 to 100,312 during the six months ended December 31, 2018. The aggregate number of investors on our market also temporarily decreased by 35% during the same period. However, our repeat borrower and repeat investor rates have remained strong, which show a recovery of borrowers’ and investors’ willingness to borrow and invest on our platform.

In response to changes in the online peer-to-peer lending marketplace, we have shifted most of our business to facilitating consumption loans, resulting in a substantial business reduction in our automobile loans volume, which shrunk by 84.1% in the six months ended December 31, 2018 compared to the six months ended December 31, 2017. The volume of consumption loans was also adversely affected by negative publicity and decreased by 80.4% in the six months ended December 31, 2018 compared to the six months ended December 31, 2017.

Although our business has suffered a downturn, we have instituted a strict risk control system to conquer the tightening industry regulations and reduce negative publicity. The rate of approval for our consumer loans and automobile loans decreased from 29.75% and 63.49%, respectively, for the fiscal year ended June 30, 2018 to 13.04% and 56.25%, respectively, for the six months ended December 31, 2018. We also strengthened our efforts to market our platform and promote positive business publicity, including but not limited to, engaging more third party companies to promote our brand name in social media, holding face-to-face and online investor meetings to provide business updates and answer questions and inviting investors to visit our company, which increased our new customer acquisition cost accordingly. Compared to the fiscal year ended June 30, 2017, our customer acquisition cost increased in the fiscal year ended June 30, 2018 by 198.08% to $3.10 per registered user and increased significantly during the six months ended December 31, 2018 by 750.96% to $8.85 per registered user. This customer acquisition cost is expected to continue to increase until June 2019 due to fierce competition and negative publicity of the industry. However, we expect our customer acquisition cost will gradually decrease as a result of the tightened regulation of the peer-to-peer lending industry.

Our revenue during the three months ended March 31, 2019 increased by 144.1% compared to the three months ended December 31, 2018. We will continue to grow our user base by working with existing and new traffic partners, expanding our product offerings, investing in technology, continuing to enhance our brand and exploring financial markets overseas when suitable opportunities arise.

Key Factors Affecting our Results of Operations

We believe the key factors affecting our financial condition and results of operations include the following:

Demand for Consumer Credit in China

The effectiveness of our marketplace is largely dependent on the demand for consumer credit in China and our ability to make our marketplace accessible to a large number of potential borrowers. China does not have a well-developed centralized credit reporting system. We intend to make our marketplace accessible to as many qualified borrowers as possible in a cost-effective manner. According to the PBOC, as of the end of 2017, approximately 84% of the Chinese population (aged 15 or above) did not have credit cards and among the approximately 880 million people in PBOC’s credit database, only approximately 380 million people have a credit rating. The rest of the population has limited access to loans from traditional banks and financial institutions. Because banks typically do not extend credit to those special target groups, the vast majority of China’s population is under served by the current banking system and is seeking alternative affordable solutions. We have developed an advanced risk management system leveraging our proprietary technology, algorithms and data sources. We use our proprietary credit evaluation system, Shenzhi Credit System, to assess and determine borrowers’ creditworthiness for consumer loans. Borrowers benefit from fast credit approval, quick and convenient access and transparent transaction process. Investors benefit from attractive returns, easy and quick access and early exit option. We believe the above strengths differentiate us from our competitors and provide us with advantages for realizing the potential of market opportunity.

Effectiveness of Risk Management

The success of our online marketplace relies heavily on our ability to detect, assess and control credit risk, and therefore, to prevent fraud. Our ability to attract potential borrowers and investors to, and build trust in our marketplace is significantly dependent on our ability to effectively evaluate a potential borrower’s credit profile and likelihood of default, and thus maintain low loss ratios for investors on our marketplace. We have developed risk management protocols to assess potential borrowers’ credit risk to prevent fraud and minimize the risk of non-payment. We utilize our proprietary credit assessment technology, which encompasses our predictive selection technology, credit scoring technology, and automated decision-making technology, to assign potential borrowers of consumer loans offered on our marketplace a score. Our proprietary advanced credit assessment technology allows for the evaluation and analysis of a number of factors, including historical behavioral data, transactional data, social data, employment information, which may not effectively predict future loan losses. The information and data we use may not be sufficient to allow us to adequately access a potential borrower’s credit risk. Such risks and errors may erode investor confidence in our marketplace and therefore harm our reputation and adversely affect our business and results of operations. We constantly update and optimize our risk management system but the system may have loopholes or defects which may prevent us from effectively identifying risks, or the data provided may be inaccurate, outdated or insufficient, such that we may misjudge the risk and misalign the risk profile and loan price.

We currently collaborate with Dadi, an unrelated qualified guarantee service company which provides guarantee for loans facilitated through our online marketplace to assure that investors’ principal and interest would be repaid in the event that their loans default. If the defaults on loans facilitated through our marketplace increase, and Dadi refuses or fails to undertake its guarantee responsibilities or does not repay the investors in full to cover the delinquencies or defaults, the return on investment for investors funding those loans would be adversely affected, which may cause existing or potential investors to choose not to invest in our marketplace. Dadi covers the guarantee on principal and interest of all the loans originated, but not the transaction fees and repayment management fees recognized by us. Since January 2018, we no longer charge loan repayment management fees for automobile loans given that Dadi undertakes the repayment obligation for defaulted loans.

Ability to Acquire Borrowers and Investors Effectively

We acquire automobile loans borrowers through our collaboration with offline partners such as ZDX, a related party until April 2, 2018. ZDX promotes our platform to its existing and potential clients with financing needs. Between January 1, 2018 and March 31, 2019, all of automobile loan borrowers came from ZDX’s promotion, contributing to 7% of our total loan transaction volume. Through interaction with us via our marketplace, these users would likely become borrowers in loan transactions facilitated through our marketplace. We also relied on our partnership with Rong360, an unrelated party that runs a mobile application, Rong360 APP, for searching and recommending of financial products in China, to acquire a significant percentage of borrowers of consumer loans for our marketplace. For the fiscal year ended June 30, 2018 approximately 34% of newly increased registered users of our marketplace were referred by Rong360 although such reliance was significantly reduced during the six months ended December 31, 2018 when we achieved a substantial increase of user acquisition through our own mobile applications due to our strengthened our marketing efforts and improved customer experience. Although we plan to develop partnerships with other channels to acquire new users, we anticipate that our reliance on ZDX for user acquisition and borrower base expansion will continue in the near future. An interruption in our business relationship or termination of our partnership with ZDX could materially and adversely affect our growth and financial condition. We would also have to adjust our marketing and borrower acquisition strategies upon the occurrence of events that negatively affect ZDX’s operations and financial condition.

The Economic Environment in China

The success of our online platform is largely dependent on the demand for consumer credit in China, which is in turn dependent upon the overall economic conditions in China. Any downturn in China’s economic growth may negatively affect borrowers’ demand for loans as such economic uncertainty may affect individuals’ level of disposable income and cause consumers to defer consumption of premium goods and services. An economic downturn may also negatively affect borrowers’ repayment capability, which in turn may decrease their willingness to seek loans and potentially cause an increase in default rates. If actual or expected default rates increase generally in China or the peer-to-peer lending market, investors may delay or reduce their investments in loan products in general, including on our marketplace.

The Regulatory Environment in China

The regulatory environment for the peer-to-peer lending industry in China is developing and evolving, creating both challenges and opportunities that could affect our financial condition and results of operations. Most recently, multiple PRC governmental authorities have published various new laws and rules to further regulate the marketplace lending industry in China. See “Regulations — Regulations Relating to Peer-to-Peer Lending Business”. We will continue to make efforts to ensure that we are in compliance with the existing laws, regulations and governmental policies relating to our industry and will comply with new laws and regulations or changes under existing laws and regulations that may arise in the future. While new laws and regulations or changes to existing laws and regulations could make loans more difficult to be accepted by investors or borrowers on terms favorable to us, or at all, these laws and regulations could also provide new market opportunities. In addition, compliance with new laws and regulations may increase our operating expenses but may also drive increased loan volume to our marketplace and thus increase our revenue.

Critical Accounting Policies, Judgments and Estimates

An accounting policy is considered critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time such estimate is made, and if different accounting estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact the consolidated financial statements.

Our consolidated financial statements have been prepared in accordance U.S. GAAP and include the financial statements of HeZhong International (Holding) Limited, HeZhong HK, WFOE, and Shenzhen HeZhong.

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities including allowance for doubtful accounts, and disclosures of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the periods presented. Actual results could differ from these estimates. Significant accounting estimates reflected in our consolidated financial statements include our ability to realize deferred tax assets, determinations of the useful lives of long-lived assets, estimates of allowance for doubtful accounts and valuation assumptions in performing asset impairment tests of long-lived assets.

The following descriptions of critical accounting policies, judgments and estimates should be read in conjunction with our consolidated financial statements and other disclosures included in this prospectus. When reviewing our financial statements, you should consider (i) our selection of critical accounting policies, (ii) the judgments and other uncertainties affecting the application of such policies and (iii) the sensitivity of reported results to changes in conditions and assumptions.

Basis of Presentation and Consolidation

We are a Cayman Islands company and our PRC subsidiary is considered a foreign invested enterprise. In order to comply with PRC laws and regulations, we conduct our operations in China through a series of contractual arrangements entered into with Shenzhen HeZhong. As a result of these contractual arrangements, we exert control over Shenzhen HeZhong and consolidate its operating results in our financial statements under U.S. GAAP. Shenzhen HeZhong holds assets material to our business operations. Most of our revenues and expenses directly related to loan facilitation and services in China are generated through Shenzhen HeZhong. As a result of the contractual arrangements, we have the ability to direct the activities of Shenzhen HeZhong that most significantly impact its economic performance, and to obtain a majority of the residual returns of Shenzhen HeZhong. We are considered the primary beneficiary of Shenzhen HeZhong, and accordingly the entity is our variable interest entity under U.S. GAAP and we consolidate it results in our consolidated financial statements. Any changes in PRC laws and regulations that affect our ability to control Shenzhen HeZhong might preclude us from consolidating the entity in the future.

Our historical results for any period presented are not necessarily indicative of the results to be expected for any future period. Although we believe that the assumptions underlying our consolidated financial statements and the allocations made to us are reasonable, our basis of presentation and allocation methodologies required significant assumptions, estimates and judgments. Using a different set of assumptions, estimates and judgments would have materially impacted our financial position and results of operations.

Use of Estimates and Assumptions

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities including allowance for doubtful accounts, and disclosures of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the periods presented. Actual results could differ from these estimates. Significant accounting estimates reflected in our consolidated financial statements include: our ability to realize deferred tax assets, determinations of the useful lives of long-lived assets, estimates of allowance for doubtful accounts and valuation assumptions in performing asset impairment tests of long-lived assets.

Revenue Recognition

We provide services for our online marketplace connecting borrowers and investors. We generate revenue from fees charged for loan facilitation and management service to borrowers and investors. Revenue is recognized when all of the following have occurred: (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred or services have been rendered, (iii) the price is fixed or determinable, and (iv) the ability to collect is reasonably assured.

There are three revenue streams within the Company’s operations: (i) transaction fees for origination services charged to borrowers of consumer loans and automobile loans, (ii) repayment management fees charged to borrowers for late payments on automobile loans prior to January 2018, and (iii) beginning in July 2018, loan assignment service fees charged to investors of consumer loans for the transfer of the loans they invest to new investors before maturity which was included in the operating revenues in the consumer loans.

•     Consumer Loans

(1)     Transaction fees:

Transaction fees are paid to us by borrowers for loan origination services performed through our platform. These fees are recognized as a component of operating revenue when services are performed and all other revenue recognition criteria are met. The amount of these fees is based upon the loan amount and other terms of the loan, including credit grade, maturity and other factors. These fees are non-refundable upon the loan issuance. We have determined that we are not the investor or borrower in the loan origination and repayment process, but act as an intermediary to match investors with borrowers. Therefore, we do not record the loans receivable or payable arising from the loans facilitated between the investors and borrowers on our platform.

For consumer loans with maturity term of 30 days or less:

For consumer loans with maturity term of 30 days or less, interest and principal are due at maturity. We recognize the transaction fees as revenues upon the facilitation of loans because the collection is reasonably assured due to its short-term nature and services have been performed. Borrowers of this type of consumer loan are required to pay the transaction fees at maturity.

For consumer loans with maturity term of more than 30 days (i.e. terms of 90 days and 360 days):

For consumer loans with maturity terms of 90 days and 360 days, interest is due monthly and principal is due either equally monthly or at an agreed upon time. We recognize consumer loan transaction fees as revenues over the loan term on the contractual transaction fees repayment due dates as stipulated in the loan service agreement. The table below provides a detailed analysis on the timing of revenue recognition for consumer loans that have terms of more than 30 days.

Types (By Loan Term)	Timing of Revenue Recognition	Due Date for the Transaction Fees
90 days	At the end of the same month of the date (“Due Date”) when the borrower is contractually required to pay the transaction fees as stated in the loan service agreement.	In three monthly instalments following the loan issuance date. Monthly payment is due on the monthly anniversary date of the loan issuance date.
360 days	Type 1: At the end of the same month of the Due Date as stated in the loan service agreement.	In one payment following the loan issuance date. Payment is due on the monthly anniversary date of the loan issuance date.
	Type 2: At the end of the same month of the Due Date as stated in the loan service agreement.	In three monthly instalments following the loan issuance date. Monthly payment is due on the monthly anniversary date of the loan issuance date.

We recognize revenues over the loan term on the contractual transaction fees repayment due dates based on the following criteria:

a.       Persuasive evidence of an arrangement exists — when the loan agreement among the investor, the borrower, we and the guarantor is signed and the loan relation is established, an arrangement is considered exists.

b.      The arrangement fee is fixed or determinable — transaction fees payable to us are specified in the loan agreement.

c.      Delivery or performance has occurred — transaction fees are earned when we successfully match investors with borrowers. The completion of service is evident by the execution of loan contract.

d.      Collection is reasonably assured — for the loans with longer maturity term (i.e. product of 90 days and 360 days), the collectability is less reasonably assured based upon our historical experience, therefore, revenue is considered collectable only when the borrower is required to make the debt repayment.

(2)     Loan assignment service fees:

Since July 2018, we have generated a new revenue stream by offering loan assignment services to consumer loan investors to facilitate early exit from loans before their maturity. A designated service fee is charged to former investors based on the principal amount due at the time the loan is successfully transferred to other investors on the online platform. We recognize a loan assignment service fee upon the completion of the loan transfer. For the six months ended December 31, 2018 we recognized $187,059 in loan assignment service fees.

•     Automobile Loans

(1)     Transaction fees:

Transaction fees are paid to us by borrowers for loan origination services performed through our platform. The borrowers of automobile loans are required to pay the transaction fees upon the facilitation of the loans. The completion of service is evident by the execution of loan contract which states the transaction fees earned by us. The collection is reasonably assured as this type of loans requires collateral, which is sufficient to cover our transaction fee. The fees are recognized based on the loan amount and other types of services such as GPS installation and automobile inspection provided to the customers in accordance with the contracts. These fees are recognized as a component of operating revenues at the time of loan issuance since we have completed our performance obligation. These fees are non-refundable upon the issuance of loan.

(2)     Loan repayment management fees:

We recognize loan repayment management fees for the automobile loans issued when late payments occur. We provide repayment services to ensure that the loan repayment process is handled smoothly through our online platform and to assist with the release of liens or collaterals if applicable. We charge a separate fee for loan repayment service, which is determined based upon an agreed percentage of the outstanding amount times the past due duration of the loan and is not refundable. Borrowers are obligated to pay the loan repayment management fee upon repayment of the loan. Loan repayment management fees are recognized upon the borrower paying the principal, interest and our management fees for the loan repayment service through our online platform. Since January 2018, we no longer charge loan repayment management fees for automobile loans in light of our arrangement with the guarantor.

Business Related Taxes and Surcharges

We were subject to value-added tax (“VAT”) at the rate of 3% and the related surcharge on revenue generated from services provided before April 30, 2018. We became a VAT general taxpayer and subject to VAT at 6% plus related surcharge on revenue generated from providing such services since May 1, 2018.

Incentives to Investors

In order to incentivize investors, we provide cash incentives occasionally to qualified investors within a limited period of time. During the relevant incentive program period, we set certain thresholds which an investor must meet in order to qualify for cash incentives. When qualified investments are made, applicable cash incentives are provided to the investor. These incentives amounts are recognized as selling and marketing expenses. The incentive expenses for the years ended June 30, 2018 and 2017 were $4,359,671 and $218,940, respectively. The incentive expenses for the six months ended December 31, 2018 and 2017 were $997,534 and $2,255,540, respectively.

Income Tax

Our subsidiary and VIE in China are subject to the income tax laws of the relevant tax jurisdiction. No taxable income was generated outside the PRC for the years ended June 30, 2018 and 2017. We account for income tax in accordance with U.S. GAAP. Under the asset and liability method as required by this accounting standard, the recognition of deferred income tax liabilities and assets for the expected future tax consequences of temporary differences between the income tax basis and financial reporting basis of assets and liabilities. Provision for income taxes consists of taxes currently due plus deferred taxes.

The charge for taxation is based on the results for the fiscal year as adjusted for items, which are non-assessable or disallowed. It is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is accounted for using the asset and liability method with respect to temporary differences arising from between the carrying amount of assets and liabilities in the consolidated financial statements and the corresponding tax basis used in the computation of assessable tax profit. Deferred tax liabilities are recognized for all future taxable temporary differences. Deferred tax assets are recognized to the extent that it is probable that taxable income will be available against which deductible temporary differences can be utilized. Deferred tax is calculated using tax rates that are expected to apply to the period when the asset is realized or the liability is settled.

Deferred tax is charged or credited in the consolidated statement of operations and comprehensive income (loss), except when it is related to items credited or charged directly to equity. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized upon examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. PRC tax returns filed in 2017 and 2016 are subject to examination by any applicable tax authorities. We had no uncertain tax position for the years ended June 30, 2018 and 2017.

Foreign Currency Translation

Since we operate primarily in the PRC, our functional currency is the RMB. Our financial statements have been translated into the reporting currency the U.S. dollars. Our assets and liabilities are translated at the exchange rate for each reporting period end date. Equity is translated at historical rates. Income and expense accounts are translated at the average rate of exchange during the reporting period. The resulting translation adjustments are reported under other comprehensive income. Gains and losses resulting from the translations of foreign currency transactions and balances are reflected in the statements of income.

The RMB is not freely convertible into foreign currency and all foreign exchange transactions must take place through authorized institutions. No representation is made that the RMB amounts could have been, or could be, converted into U.S. dollars at the rates used in translation.

Results of Operations

Six Months Ended December 31, 2018 Compared to Six Months Ended December 31, 2017

The following table sets forth a summary of our consolidated results of operations for the periods indicated, both in absolute amount and as a percentage of our total net operating revenues.

	For the Six Months Ended December 31,
	2018		2017
	($)		($)
OPERATING REVENUES
Automobile loans	35,497	0.3%	172,307	1.0%
Consumer loans	11,145,586	100.0%	16,456,430	99.4%
Business related taxes and surcharges	(31,792)	(0.3%)	(62,601)	(0.4%)
Total operating revenues, net	11,149,291	100.0%	16,566,136	100.0%

OPERATING EXPENSES
Origination and servicing expenses	2,985,348	26.8%	1,846,965	11.1%
Selling and marketing expenses	4,889,379	43.9%	4,965,522	30.0%
General and administrative expenses	1,401,631	12.6%	708,024	4.3%
Research and development expenses	1,270,679	11.4%	66,823	0.4%
Provision for doubtful accounts	241,429	2.2%	167,952	1.0%
Total operating expenses	10,788,466	96.9%	7,755,286	46.8%
INCOME FROM OPERATIONS	360,825	3.2%	8,810,850	53.2%

OTHER INCOME (EXPENSES)
Interest income	35,989	0.4%	156,223	(0.9%)
Other expenses	(6,097)	(0.1%)	(15,302)	(0.1%)
Total other income, net	29,892	0.3%	140,921	0.9%
INCOME BEFORE INCOME TAX	390,717	3.5%	8,951,771	54.0%

Income tax (expense) benefit	60,357	0.5%	(2,230,455)	(13.5%)
NET INCOME	451,074	4.0%	6,721,316	40.6%

Operating Revenues

During the six months ended December 31, 2017, we experienced two revenue streams within our operations: (i) transaction fees for origination services charged to borrowers of consumer loans and automobile loans and (ii) repayment management fees charged to borrowers for late payments on automobile loans. During the six months ended December 31, 2018, we experienced two revenue streams: (i) transaction fees for origination services charged to borrowers of consumer loans and automobile loans, and (ii) beginning in July 2018, loan assignment service fees charged to investors of consumer loans for the transfer of the loans they invest to new investors before maturity, which was included in the operating revenues in the consumer loans.

The following table sets forth the breakdown of our operating revenues for the periods indicated:

	For the Six Months ended December 31,
	2018	2017	Change	Change
	($)	($)	($)	(%)
OPERATING REVENUES
Automobile loans	35,497	172,307	(136,810)	(79.4%)
Consumer loans	11,145,586	16,456,430	(5,310,844)	(32.3%)
Business related taxes and surcharges	(31,792)	(62,601)	30,809	(49.2%)
Total operating revenues, net	11,149,291	16,566,136	(5,416,845)	(32.7%)

Our operating revenues decreased by $5.42 million, or 32.7%, from $16.57 million in the six months ended December 31, 2017 to $11.15 million in the six months ended December 31, 2018 and the revenues from facilitating consumer loans decreased by approximately $5.31 million in the six months ended December 31, 2018 compared to six months ended December 31, 2017. For the six months ended December 31, 2018, the total principal amount of loans facilitated on our platform was $81.36 million compared to $418.58 million for the same period the year before. The number of loans facilitated on our platform decreased by 1,672,304 during the six months ended December 31, 2018 from the same period the year before. During the six months ended December 31, 2018, the total number of borrowers on our platform was 100,312 compared to 365,130 borrowers from the same period the year before.

We believe the decrease in transaction volume as well as investors and borrowers on our platform was due to unfavorable market developments from negative publicity regarding China’s online individual finance industry in general and the tightening of the PRC regulatory oversight over short-term consumer loans. The depressed market sentiment coincided with the under-performance of financial stock markets in China during the same period. As a result, we believe that investors’ willingness to invest on our marketplace declined and the loan origination volume on our marketplace decreased temporarily, or was suspended in some cases. This led to a decrease in the amount of borrowers due to a diminished availability of funds on the marketplace. In response to the downward trend and pressure on our business, we have made the following initiatives and changes to our business practices:

(i)     We have instituted a stricter risk control system to combat the negative impression of lax, unregulated lending practices in the P2P lending industry. The rates of approval for our consumer loans and automobile loans decreased from 29.75% and 63.49%, respectively, for the fiscal year ended June 30, 2018 to 13.04% and 56.25%, respectively, for the six months ended December 31, 2018.

(ii)    We have stopped offering short-term consumer loans in response to increased regulatory oversight and limits on such loans;

(iii)   We began focusing on offering more long term loan products and made up for the shortfall in revenue from short-term consumer loans by increasing our transaction fee for consumer loans from 8% to 13.5% and 2.3% to 3% for automobile loans and transacting loans with larger loan amounts.

(iv)   We have engaged more third party companies to promote our brand name in social media. We have also held face-to-face and online investor meetings to provide business updates and answer questions from investors and conducted open houses at our Company. Consequently, our new customer acquisition costs have increased, Compared to the fiscal year ended June 30, 2017, our customer acquisition cost increased in the fiscal year ended June 30, 2018 by 198.08% to $3.10 per registered user and increased significantly during the six months ended December 31, 2018 by 750.96% to $8.85 per registered user.

1)     Automobile Loans

The following table sets forth a breakdown of our revenue from automobile loans for the periods indicated:

	For the Six Months Ended December 31,
	2018	2017	Change	Change
	($)	($)	($)	(%)
Automobile Loans
Transaction Fees	35,497	130,640	(95,143)	(72.8%)
Loan Repayment Management Fees	—	41,667	(41,667)	(100%)
Total Revenue from Automobile Loans	35,497	172,307	(136,810)	(79.4%)

Transaction Fees:

Transaction fees are paid to us by borrowers for loan origination services performed through our platform. The borrowers of automobile loans are required to pay the transaction fees upon the facilitation of loans. The completion of service is evident by the execution of loan contract, which states the transaction fees earned by us. The collection is reasonably assured as this type of loan requires collateral that is sufficient to cover our transaction fees. The fees are recognized based on the loan amount and other types of services such as GPS installation and automobile inspection provided to the customers in accordance with the contracts. These fees are recognized as a component of operating revenues at the time of loan issuance since we have completed our performance obligation. These fees are non-refundable upon the issuance of loan.

During the six months ended December 31, 2018 and 2017, the transaction fees generated from the origination services of automobile loans amounted to approximately $0.04 million and $0.13 million, respectively. The decreased amount was consistent with the overall decrease in the volume of automobile loans. We facilitated $2.94 million and $18.53 million of automobile loans for the six months ended December 31, 2018 and 2017, respectively, which represented 3.61% and 4.43% of the total loan volume facilitated on our platform for the six months ended December 31, 2018 and 2017, respectively.

Loan Repayment Management Fees:

We recognize loan repayment management fees for the automobile loans issued when late payments occur. We provide repayment services to ensure that the loan repayment process is handled smoothly through our online platform and to assist with the release of liens or collaterals if applicable. We charge a separate fee for loan repayment service, which is determined based upon an agreed percentage of the outstanding amount times the past due duration of the loan and is not refundable. Borrowers are obligated to pay the loan repayment management fee upon repayment of the loan. Loan repayment management fees are recognized upon the borrower paying the principal, interest and our management fees for the loan repayment service through our online platform.

During the six months ended December 31, 2018 and 2017, the repayment management fees generated from automobile loans amounted to $0 million and $0.04 million respectively. Since we started to collaborate with Dadi, our loan guarantor, we no longer charge repayment management fees since January 2018 because Dadi guarantees all loan principal and interest and charges a guarantee fee from borrowers.

2)     Consumer Loans

The following table sets forth a breakdown of our revenue from consumer loans for the periods indicated:

	For the Six Months Ended December 31,
	2018	2017	Change	Change
	($)	($)	($)	(%)
Consumer Loans
Transaction Fees	10,958,527	16,456,430	(5,497,903)	(33.4%)
Loan Assignment Service Fees	187,059	—	187,059	—
Total Revenue from Consumer Loans	11,145,586	16,456,430	(5,310,844)	(32.3%)

Transaction Fees:

Transaction fees are paid to us by borrowers for loan origination services performed through our platform. These fees are recognized as a component of operating revenue when services are performed and all other revenue recognition criteria are met. The amount of these fees is based upon the loan amount and other terms of the loan, including credit grade, maturity and other factors. These fees are non-refundable upon loan issuance. We have determined that we are not the investor or borrower in the loan origination and repayment process, but act as an intermediary to match the investor with the borrower. Therefore, we do not record the loans receivable or payable arising from the loans facilitated between the investors and borrowers on our platform.

During the six months ended December 31, 2018 and 2017, the transaction fees generated from the origination services for consumer loans amounted to approximately $10.96 million and $16.46 million, respectively. This decrease was attributable to the unfavorable market developments in China’s online individual finance industry during the second half of 2018. We grew the number of users by working with more traffic partners, expanding product offerings, as well as enhancing our brand through advertisements on mobile applications, websites and search engines. We facilitated $78.42 million and $400.04 million of consumer loans for the six months ended December 31, 2018 and 2017, respectively, which represented 96.39% and 95.57% of the total loan volume facilitated on our platform for the six months ended December 31, 2018 and 2017, respectively.

Loan Assignment Service Fees:

In July 2018, we began generating a new revenue stream by offering loan assignment services to investors of consumer loans to facilitate their early exit from loans before maturity. The amount of loan assignment service fees for the six months ended December 31, 2018 was $187,059.

Operating Expenses

Our total operating expenses increased by $3.03 million, from $7.76 million in the six months ended December 31, 2017 to $10.79 million in the six months ended December 31, 2018, primarily attributable to the increase in research and development expenses and origination and servicing expenses. The following table sets forth a breakdown of our operating expenses for the periods indicated:

	For the Six Months Ended December 31,
	2018	2017	Change	Change
	($)	($)	($)	(%)
Operating expenses
Origination and servicing expenses	2,985,348	1,846,965	1,138,383	61.6%
Selling and marketing expenses	4,889,379	4,965,522	(76,143)	(1.5%)
General and administrative expenses	1,401,631	708,024	693,607	98%
Research and development expenses	1,270,679	66,823	1,203,856	1,801.6%
Provision for doubtful accounts	241,429	167,952	73,477	43.7%
Total operating expenses	10,788,466	7,755,286	3,033,180	39.1%

Origination and Servicing Expenses

Origination and servicing expenses primarily consist of service fees from third-party platforms which facilitate deposits from investors and payments to borrowers, the salaries of employees who handle the loan originations and management, as well as other costs related to loan origination, including but not limited to background check of borrowers, and GPS installations for automobile loan borrowers.

Origination and servicing expenses were $2.99 million and $1.85 million for the six months ended December 31, 2018 and 2017, respectively. The increased amount was primarily due to an increase in employees’ salaries, despite a decrease in third party platform service fees along with a decrease in the volume of loans originated during the six months ended December 31, 2018. We expanded and formalized the infrastructure by hiring more experienced staff including a director of risk assessment in order to strengthen risk assessment on loans and enhance loan quality.

Selling and Marketing Expenses

Selling and marketing expenses consist primarily of salaries and benefits, advertising, incentive to investors, and marketing promotion expenses. Promotion expenses represent expenses for placing advertisements on mobile applications, websites and search engines.

Our major selling and marketing expenses were comprised of the following items during the periods indicated:

	For the Six Months Ended December 31,
	2018	2017	Change	Change
	($)	($)	($)	(%)
Advertisement and Publicity	96,466	104,096	(7,630)	(7.3%)
Brand promotion	3,532,163	2,605,886	926,277	35.5%
Incentive to investors	997,534	2,255,540	(1,258,006)	(55.8%)
Others	263,216	—	263,216	—
Total	4,889,379	4,965,522	(76,143)	(1.5%)

Our selling and marketing expenses decreased by $0.08 million, from $4.97 million in the six months ended December 31, 2017 to $4.89 million in the six months ended December 31, 2018. This decrease was primarily due to a decrease in incentives offered to investors on our platform. Instead, we strengthened brand promotion efforts by engaging more third party companies to promote our brand name in different channels, including news mobile applications, and websites and official WeChat accounts providing investment recommendations and consulting services, to subdue the negative impact brought on by unfavorable market developments.

General and Administrative Expenses

General and administrative expenses primarily consist of salaries and benefits of our management, accounting and finance, legal and human resources teams and other operating expenses. Our major general and administrative expenses were comprised of the following items during the periods indicated:

	For the Six Months Ended December 31,
	2018	2017	Change	Change
	($)	($)	($)	(%)
Salaries and benefits	459,582	98,559	361,023	366.3%
Office expenses	143,730	81,983	61,747	75.3%
Entertainment expenses	65,133	2,626	62,507	2,380.3%
Office space rental and utilities	387,420	391,894	(4,474)	(1.1%)
Business travel and transportation expenses	68,782	48,134	20,648	42.9%
Depreciation	4,501	647	3,854	595.7%
Service and consulting expenses	166,858	45,421	121,437	267.4%
Others	105,625	38,760	66,865	172.5%
Total	1,401,631	708,024	693,607	98.0%

Our general and administrative expenses increased by $0.69 million, from $0.71 million in the six months ended December 31, 2017 to $1.40 million in the six months ended December 31, 2018. The increase was primarily due to our business’ operational expansion, including but not limited to, an increase in salaries and benefits as a result of our additional employees, equipment depreciation, office expense, business travel and transportation expenses, as well as an increase in professional services and consulting expenses, primarily audit fees that we paid to third-party service providers in preparation for our initial public offering. We also expanded and formalized our infrastructure by hiring more experienced staff, including our new Chief Financial Officer and financial reporting director in order to strengthen our management and financial reporting functions in preparation for our initial public offering.

Research and Development Expenses

Research and development expenses consist primarily of salaries, benefits and server costs directly relating to platform development.

Our research and development expenses have increased by $1.20 million, from $0.07 million in the six months ended December 31, 2017 to $1.27 million in the six months ended December 31, 2018. The increase was primarily driven by investment in our platform to enhance features in different areas including risk assessment system, customer management system and credit evaluation system, etc.

Provision for Doubtful Accounts

Provision for doubtful accounts is the allowance for doubtful accounts receivable. We establish a provision for doubtful accounts when there is objective evidence that we may not be able to collect amounts due. Management reviews the adequacy of the allowance for doubtful accounts on an ongoing basis, using historical collection trends and individual account analysis. The allowance is based on management’s best estimates of specific losses on individual customer exposures, as well as the historical trends of collections.

Our provision for doubtful accounts was $0.24 million in the six months ended December 31, 2018, as compared to $0.17 million for the six months ended December 31, 2017. The increase was in line with the growth in business and the increase in the balance of accounts receivable.

The table below sets forth the age analysis of our gross accounts receivables by type of loan at the end of each period:

	As of December 31, 2018			As of June 30, 2018
Aging Category	Total	Consumer Loan	Automobile Loan	Total	Consumer Loan	Automobile Loan
	($)	($)	($)	($)	($)	($)
< 30 days	516	516	—	498,270	395,250	103,020
30 – 90 days	48,673	48,673	—	651,532	484,594	166,938
90 – 180 days	732,323	732,323	—	1,144,171	998,672	145,499
180 – 360 days	14,799	—	14,799	—	—	—
	796,311	781,512	14,799	2,293,973	1,878,516	415,457

The table below sets forth the age analysis of our gross accounts receivables by term of loan at the end of each period:

As of December 31, 2018 Consumer Loans Aging Category	Loan Term
	Total	7 Days	14 Days	21 Days	90 Days	360 Days	540 Days
	($)	($)	($)	($)	($)	($)	($)
<30 days	516	—	—	—	—	218	298
30 – 90 days	48,673	—	—	—	—	46,949	1,724
90 – 180 days	732,323	—	—	—	—	732,113	210
	781,512	—	—	—	—	779,280	2,232
As of December 31, 2018 Automobile Loans Aging Category	Loan Term
	Total	1 Month	2 Months	3 Months	4 Months	6 Months
	($)	($)	($)	($)	($)	($)
<30 days	—	—	—	—	—	—
30 – 90 days	—	—	—	—	—	—
90 – 180 days	—	—	—	—	—	—
180 – 360 days	14,799	—	—	14,799	—	—
	14,799	—	—	14,799	—	—

The gross accounts receivable decreased as of December 31, 2018 which is in line with the decrease in sales in the six months ended December 31, 2018 as compared to the prior period. There was a decrease in the amount aged for all aging categories as of December 31, 2018. We expect the collection of accounts receivable to improve during the fiscal year ending June 30, 2019 based on our strengthened risk management capabilities and selection of borrowers with better credit.

We are generally responsible for collecting transaction fees from the borrowers on our platform. However, if a borrower defaults, our guarantor, Dadi, will collect the overdue transaction fees from the borrower on our behalf as well as pay for the principal and interest of the defaulted loan pursuant to the terms of our business cooperation agreement. If needed, Dadi may resort to legal proceedings, including litigation and arbitration, to collect the payment and may apply to the court to enforce the judgment against the defaulted borrower. If the defaulted borrower fails to perform its obligations under the judgment, Dadi may petition the court that entered the judgment against the borrower to include such borrower on the national delinquent debtor list maintained by the Supreme People’s Court of China.

The inclusion of a person in the national delinquent debt list will prohibit such person from engaging in certain activities, including but not limited to, making expensive purchases, applying for loans or credit cards from financial institutions and serving as legal representative, director, supervisor or senior management of any company. We believe the consequences of inclusion in the delinquency list have a deterrent effect and will help Dadi and our company with the collection of amounts owed. To date, none of our borrowers has been included in on the delinquent debtor list.

Pursuant to Accounting Standards Codification 310-10-35-41, account balances are charged off against the allowance when the accounts receivables are deemed uncollectible. We deem accounts receivables as uncollectible after all means of collection have been exhausted and the likelihood of collection is not probable. Based on our historical experience, we record a charge-off against the allowance for doubtful accounts when the outstanding balance is 6 months (180 days) past due. During the six months ended December 31, 2018 and 2017, respectively, $747,182 and $56,461 of allowance for doubtful accounts was written off.

Other Income, Net

Other income is primarily comprised of the interest income from the revolving line of credit granted by us to the employees. The line of credit bears an interest rate of 2% per annum on the average monthly amount. For the six months ended December 31, 2018, net other income was $0.03million, a decrease of approximately $0.11million from $0.14 million for the six months ended December 31, 2017. The decrease was in line with the decrease in the aggregate monthly borrowing amount.

Income Tax (Expense) Benefit

Our income tax benefit was $0.06 million for the six months ended December 31, 2018, as compared to income tax expenses of $2.23 million for the six months ended December 31, 2017.We generated an income before tax of $8.95 million for the six months ended December 31, 2017. $0.06 million of tax benefit for the six months ended December 31, 2018 was a result of the temporary difference in provision of doubtful accounts. Under the EIT law of the PRC, we are entitled to additional tax benefits for eligible research and development (“R&D”) expenses. Qualified enterprises were entitled to a 150% deduction for eligible R&D expenses before January 1, 2018. During the period from January 1, 2018 to December 31, 2020, qualified enterprises are entitled to a 175% deduction for eligible R&D expenses. During the six months ended December 31, 2018 and 2017, we had tax benefits of $164,549 and $7,751, respectively, from qualified R&D expenses.

We believe that a valuation allowance is not necessary for the deferred assets because there will be sufficient operating income generated in future years based on the fact that we generated profits for the six months ended December 31, 2018 and expected to continue to generate profits for future periods.

Net Income

As a result of the foregoing, we recorded a net income of $0.45 million for the six months ended December 31, 2018, representing a decrease of $6.27 million from a net income of $6.72 million for the six months ended December 31, 2017. The decrease was primarily due to the impact of declining business across the P2P industry in the second half of 2018, which caused a significant drop in revenue during the six months ended December 31, 2018.

Income Attributed to Non-Controlling Interests

On November 21, 2017, Mr. Zhaobin Wen, our founder and Chairman of the Board of Directors, transferred 5% of the equity interest held by him in Shenzhen HeZhong to a third party. The transfer resulted in a 5% non-controlling interest (“NCI”) in Shenzhen HeZhong because the transferee did not participate in the VIE arrangement. We measured income attributed to the NCI as follows for the periods indicated below.

	For Period from July 1 to December 31, 2018	For Period from November 21, 2017 to December 31, 2017
Net income	$451,074	$6,721,316
Less: Net income attributable to the NCI	22,554	576
Net income attributable to us	$428,520	$6,720,740

Year Ended June 30, 2018 Compared to Year Ended June 30, 2017

The following table sets forth a summary of our consolidated results of operations for the periods indicated, both in absolute amount and as a percentage of our total net operating revenues.

	For the Years Ended June 30,
	2018		2017
	($)		($)
OPERATING REVENUES
Automobile loans	582,069	1.7%	152,486	15.1%
Consumer loans	33,955,071	98.7%	861,353	85.5%
Business related taxes and surcharges	(137,778)	(0.4%)	(5,904)	(0.6%)
Total operating revenues, net	34,399,362	100.0%	1,007,935	100.0%

OPERATING EXPENSES
Origination and servicing expenses	5,222,945	15.2%	752,253	74.6%
Selling and marketing expenses	16,684,722	48.5%	544,250	54.0%
General and administrative expenses	2,240,604	6.5%	346,724	34.4%
Research and development expenses	848,867	2.5%	13,898	1.4%
Provision for doubtful accounts	3,765,667	10.9%	461,839	45.8%
Total operating expenses	28,762,805	83.6%	2,118,964	210.2%

INCOME (LOSS) FROM OPERATIONS	5,636,557	16.4%	(1,111,029)	(110.2%)

OTHER INCOME (EXPENSES)
Interest income	430,156	1.3%	6,655	0.7%
Other income	13,255	0.0%	—	0.0%
Other expenses	(76,653)	(0.2%)	(61)	(0.0%)
Total other income, net	366,758	1.1%	6,594	0.7%
INCOME (LOSS) BEFORE INCOME TAX	6,003,315	17.5%	(1,104,435)	(109.5%)

Income tax (expense) benefit	(1,737,431)	(5.1%)	261,497	25.9%
NET INCOME (LOSS)	4,265,884	12.4%	(842,938)	(83.6%)

Year Ended June 30, 2018 Compared to Year Ended June 30, 2017

Operating Revenues

During the years ended June 30, 2018 and 2017, we experienced two revenue streams within our operations: (i) transaction fees for origination services charged to borrowers of consumer loans and (ii) automobile loan repayment management fees charged to borrowers for late payments on automobile loans.

The following table sets forth the breakdown of our operating revenues for the periods indicated:

	For the Years ended June 30,
	2018	2017	Change	Change
	($)	($)	($)	(%)
OPERATING REVENUES
Automobile loans	582,069	152,486	429,583	281.7%
Consumer loans	33,955,071	861,353	33,093,718	3,842.1%
Business related taxes and surcharges	(137,778)	(5,904)	(131,874)	2,233.6%
Total operating revenues, net	34,399,362	1,007,935	33,391,427	3,312.9%

Our operating revenues have increased significantly by $33.39 million, or 3,312.9%, from $1.01 million in the fiscal year ended June 30, 2017 to $34.40 million in the fiscal year ended June 30, 2018, primarily due to the substantial increase in the volume of consumer loans facilitated through our platform since April 2017, and the revenues from facilitating consumer loans increased by approximately $33.10 million in the fiscal year ended June 30, 2018 compared to the fiscal year ended June 30, 2017.

For the year ended June 30, 2018, the total principal amount of loans facilitated on our platform was $678.79 million, including $634.40 million of consumer loans and $44.39 million of automobile loans. For the year ended June 30, 2017, the total principal amount of loans facilitated on our platform was $33.94 million, including $13.36 million of consumer loans and $20.58 million of automobile loans. The number of loans facilitated on our platform increased by 2,363,354 including 2,361,206 of consumer loans and 2,148 of automobile loan during the year ended June 30, 2018.

During the year ended June 30, 2018, the total number of borrowers on our platform was 632,252. The number increased by 595,694, which consisted of 594,285 borrowers of consumer loans and 1,409 borrowers of automobile loans, as compared to 36,558 borrowers, consisting of 35,504 borrowers of consumer loans and 1,054 borrowers of automobile loans during the year ended June 30, 2017.

1)     Automobile Loans

The following table sets forth a breakdown of our revenue from automobile loans for the periods indicated:

	For the Years ended June 30,
	2018	2017	Change	Change
	($)	($)	($)	(%)
Automobile Loans
Transaction Fees	540,402	138,301	402,101	290.7%
Loan Repayment Management Fees	41,667	14,185	27,482	193.7%
Total Revenue From Automobile Loans	582,069	152,486	429,583	281.7%

Transaction Fees:

Transaction fees are paid to us by borrowers for loan origination services performed through our platform. The borrowers of automobile loans are required to pay the transaction fees upon the facilitation of loans. The completion of service is evident by the execution of loan contract, which states the transaction fees earned by us. The collection is reasonably assured as this type of loans requires collateral that is sufficient to cover our transaction fees. The fees are recognized based on the loan amount and other types of services such as GPS installation and automobile inspection provided to the customers in accordance with the contracts. These fees are recognized as a component of operating revenues at the time of loan issuance since we have completed our performance obligation. These fees are non-refundable upon the issuance of loan.

During the years ended June 30, 2018 and 2017, the transaction fees generated from the origination services of automobile loans amounted to approximately $0.54 million and $0.14 million, respectively. The increased amount was consistent with the overall increase in the volume of automobile loans. We facilitated $44.39 million and $20.58 million of automobile loans for the years ended June 30, 2018 and 2017, respectively, which represented 6.54% and 60.64% of the total loan volume facilitated on our platform for the year ended June 30, 2018 and 2017, respectively.

Loan Repayment Management Fees:

We recognize loan repayment management fees for the automobile loans issued when late payments occur. We provide repayment services to ensure that the loan repayment process is handled smoothly through our online platform and to assist with the release of liens or collaterals if applicable. We charge a separate fee for loan repayment service, which is determined based upon an agreed percentage of the outstanding amount times the past due duration of the loan and is not refundable. Borrowers are obligated to pay the loan repayment management fee upon repayment of the loan. Loan repayment management fees are recognized upon the borrower paying the principal, interest and our management fees for the loan repayment service through our online platform. Since January 2018, we no longer charge loan repayment management fees for automobile loans given that our guarantor undertakes the repayment obligation for defaulted loans.

During the years June 30, 2018 and 2017, the repayment management fees generated from automobile loans amounted to $0.04 million and $0.01 million, respectively.

2)     Consumer Loans

	For the Years ended June 30,
	2018	2017	Change	Change
	($)	($)	($)	(%)
Consumer Loans
Transaction Fees	33,955,071	861,353	33,093,718	3,842.1%
Total Revenue From Consumer Loans	33,955,071	861,353	33,093,718	3,842.1%

Transaction fees are paid to us by borrowers for loan origination services performed through our platform. These fees are recognized as a component of operating revenue when services are performed and all other revenue recognition criteria are met. The amount of these fees is based upon the loan amount and other terms of the loan, including credit grade, maturity and other factors. These fees are non-refundable upon the loan issuance. We have determined that we are not the investor or borrower in the loan origination and repayment process, but act as an intermediary to match the investor with the borrower. Therefore, we do not record the loans receivable or payable arising from the loans facilitated between the investors and borrowers on our platform.

During the years ended June 30, 2018 and 2017, the transaction fees generated from the origination services for consumer loans amounted to approximately $33.96 million and $0.86 million, respectively. The significant increase during the year ended June 30, 2018 was attributable to the commencement of the consumer loan business in April 2017 and the large scale implementation of consumer loan facilitations commencing in December 2017 through our effective sales and marketing promotion strategies. We grew the number of users by working with more traffic partners, expanding product offering, as well as enhancing our brand through advertisements on mobile applications, websites and search engines. We facilitated $634.40 million and $13.36 million of consumer loans for the years ended June 30, 2018 and 2017, respectively, which represented 93.46% and 39.36% of the total loan volume facilitated on our platform for the years ended June 30, 2018 and 2017, respectively.

Operating Expenses

Our total operating expenses increased by $26.64 million, from $2.12 million in the fiscal year ended June 30, 2017 to $28.76 million in the fiscal year ended June 30, 2018, primarily attributable to the increase in origination and servicing expenses and selling and marketing expenses. The following table sets forth a breakdown of our operating expenses for the periods indicated:

	For the Years ended June 30,
	2018	2017	Change	Change
	($)	($)	($)	(%)
Operating expenses
Origination and servicing expenses	5,222,945	752,253	4,470,692	594.3%
Selling and marketing expenses	16,684,722	544,250	16,140,472	2,965.6%
General and administrative expenses	2,240,604	346,724	1,893,880	546.2%
Research and development expenses	848,867	13,898	834,969	6,007.8%
Provision for doubtful accounts	3,765,667	461,839	3,303,828	715.4%
Total operating expenses	28,762,805	2,118,964	26,643,841	1,257.4%

Origination and Servicing Expenses

Origination and servicing expenses primarily consist of service fees from third-party platforms which facilitate deposits from investors and payments to borrowers, the salaries of employees who handle the loan originations and management, as well as other costs related to loan origination, including but not limited to background check of borrowers, and GPS installations for automobile loan borrowers.

Origination and servicing expenses were $5.22 million and $0.75 million for the years ended June 30, 2018 and 2017, respectively. The increased amount was primarily due to an increase in third-party platform service fees and employees’ salaries which is consistent with the increase in the volume of loans originated.

Selling and Marketing Expenses

Selling and marketing expenses consist primarily of salaries and benefits, advertising, incentive to investors, and marketing promotion expenses. Promotion expenses represent expenses for placing advertisements on mobile applications, websites and search engines.

Our major selling and marketing expenses were comprised of the following items during the periods indicated:

	For the Years ended June 30,
	2018	2017	Change	Change
	($)	($)	($)	(%)
Advertisement and Publicity	227,457	2,937	224,520	7,644.5%
Brand promotion	12,096,754	322,373	11,774,381	3,652.4%
Incentive to investors	4,359,671	218,940	4,140,731	1,891.3%
Others	840	—	840	—
Total	16,684,722	544,250	16,140,472	2,965.6%

Our selling and marketing expenses increased by $16.14 million, from $0.54 million in the fiscal year ended June 30, 2017 to $16.68 million in the fiscal year ended June 30, 2018. This increase was primarily due to expenses in connection with advertisements that were placed to promote our brand, and the implementation of our marketing strategy aiming at promoting brand recognition and attracting more investors. This increase was also due to promotional incentives that were offered to prospective investors of our platform. We expect that our overall selling and marketing expenses, including but not limited to, advertisement, brand promotion and incentive expenses, will continue to increase in the foreseeable future as our business further grows.

General and Administrative Expenses

General and administrative expenses primarily consist of salaries and benefits of our management, accounting and finance, legal and human resources teams and other operating expenses.

Our major general and administrative expenses were comprised of the following items during the periods indicated:

	For the Years ended June 30,
	2018	2017	Change	Change
	($)	($)	($)	(%)
Salaries and benefits	248,150	115,698	132,452	114.5%
Office expenses	257,544	5,332	252,212	4,730.2%
Entertainment expenses	19,974	134	19,840	14,806.0%
Office space rental and utilities	830,738	201,521	629,217	312.2%
Business travel and transportation expenses	130,212	4,788	125,424	2619.5%
Depreciation	5,705	797	4,908	615.8%
Service and consulting expenses	699,337	12,352	686,985	5,561.7%
Others	48,944	6,102	42,842	702.1%
Total	2,240,604	346,724	1,893,880	546.2%

Our general and administrative expenses have increased by $1.89 million, from $0.35 million in the fiscal year ended June 30, 2017 to $2.24 million in the fiscal year ended June 30, 2018. The increase was primarily due to our business’ operational expansion, including but not limited to, an increase in salaries and benefits as a result of the increase of 183 personnel, office space rent and utilities, office expense and business travel and transportation expenses, as well as an increase in service and consulting expenses we paid to third-party service providers in preparation for our initial public offering.

Research and Development Expenses

Research and development expenses consist primarily of salaries, benefits and server costs directly relating to platform development.

Our research and development expenses have increased by $0.84 million, from $0.01 million in the fiscal year ended June 30, 2017 to $0.85 million in the fiscal year ended June 30, 2018. The increase was primarily driven by investment in our platform.

Provision for Doubtful Accounts

Provision for doubtful accounts is the allowance for doubtful accounts receivable. We establish a provision for doubtful accounts when there is objective evidence that we may not be able to collect amounts due. Management reviews the adequacy of the allowance for doubtful accounts on an ongoing basis, using historical collection trends and individual account analysis. The allowance is based on management’s best estimates of specific losses on individual customer exposures, as well as the historical trends of collections.

Our provision for doubtful accounts was $3.77 million in the fiscal year ended June 30, 2018, as compared to $0.46 million for the fiscal year ended June 30, 2017. The increase was in line with the growth in business and the increase in the balance of accounts receivable.

The table below sets forth the age analysis of our gross accounts receivables by type of loan at the end of each period:

	As of June 30,
	2018			2017
Aging Category	Total ($)	Consumer Loan ($)	Automobile Loan ($)	Total ($)	Consumer Loan ($)	Automobile Loan ($)
< 30 days	498,270	395,250	103,020	83,543	83,543	—
30 – 90 days	651,532	484,594	166,938	441,580	441,580	—
90 – 180 days	1,144,171	998,672	145,499	—	—	—
	2,293,973	1,878,516	415,457	525,123	525,123	—

The table below sets forth the age analysis of our gross accounts receivables by term of loan at the end of each period:

As of June 30, 2018		Loan Term
Consumer Loans Aging Category	Total ($)	7 Days ($)	14 Days ($)	21 Days ($)	90 Days ($)	360 Days ($)
<30 days	395,250	—	—	—	—	395,250
30 – 90 days	484,594	—	—	—	60	484,534
90 – 180 days	998,672	45,225	160	46	16,388	936,853
	1,878,516	45,225	160	46	16,448	1,816,637

As of June 30, 2018		Loan Term
Automobile Loans Aging Category	Total ($)	1 Month ($)	2 Months ($)	3 Months ($)	4 Months ($)	6 Months ($)	10 Months ($)	12 Months ($)	18 Months ($)	24 Months ($)	36 Months ($)
<30 days	103,020	567	25,493	17,582	—	19,200	—	9,303	14,009	7,136	9,730
30 – 90 days	166,938	4,370	680	48,116	73	92,572	—	8,691	12,436	—	—
90 – 180 days	145,499	33,406	3,923	44,679	—	12,895	1,514	44,254	4,828	—	—
	415,457	38,343	30,096	110,377	73	124,667	1,514	62,248	31,273	7,136	9,730
As of June 30, 2017 Consumer Loans		Loan Term
Aging Category	Total ($)	7 Days ($)	14 Days ($)
<30 days	83,543	50,348	33,195
30 – 90 days	441,580	9,346	432,234
90 – 180 days	—	—	—
	525,123	59,694	465,429

The gross accounts receivable increased as of June 30, 2018 which is in line with the increase in sales in the fiscal year ended June 30, 2018 as compared to the prior fiscal year. There was an increase of amount aged for all aging categories as of June 30, 2018. However, we are actively seeking collection of the outstanding balance from the borrowers. We expect the collection of accounts receivable to improve during the fiscal year ending June 30, 2019 based on our strengthened risk management capabilities and selection of borrowers with better credit.

We are generally responsible for collecting the transaction fees from the borrowers on our platform. However, if a borrower defaults, our guarantor, Dadi, will collect the overdue transaction fees from the borrower on our behalf as well as pay for the principal and interest of the defaulted loan pursuant to the terms of our business cooperation agreement. If needed, Dadi may resort to legal proceedings, including litigation and arbitration, to collect the payment and may apply to the court to enforce the judgment against the defaulted borrower. If the defaulted borrower fails to perform its obligations under the judgment, Dadi may petition the court that entered the judgment against the borrower to include such borrower on the national delinquent debtor list maintained by the Supreme People’s Court of China.

The inclusion of a person in the national delinquent debt list will prohibit such person from engaging in certain activities, including but not limited to, making expensive purchases, applying for loans or credit cards from financial institutions and serving as legal representative, director, supervisor or senior management of any company. We believe the consequences of inclusion in the delinquency list have a deterrent effect and will help Dadi and our company with the collection of amounts owed. To date, none of our borrowers has been included in on the delinquent debtor list.

Pursuant to Accounting Standards Codification 310-10-35-41, account balances are charged off against the allowance when the accounts receivables are deemed uncollectible. We deem accounts receivables as uncollectible after all means of collection have been exhausted and the likelihood of collection is not probable. Based on our historical experience, we record a charge-off against the allowance for doubtful accounts when the outstanding balance is 6 months (180 days) past due. During the years ended June 30, 2018 and 2017, respectively, $2,818,926 and $0 of allowance for doubtful accounts was written off.

Other Income, Net

Other income is primarily comprised of the interest income from the revolving line of credit granted by us to the employees. The line of credit bears an interest rate of 2% per annum on the average monthly amount. For the fiscal year ended June 30, 2018, net other income was $0.37 million, an increase of approximately $0.36 million from $0.01 million for the fiscal year end of June 30, 2017. The increase was in line with the increase in the aggregate monthly borrowing amount.

Income Tax (Expense) Benefit

Our income tax expense was $1.74 million for the fiscal year ended June 30, 2018, as compared to income tax benefit of $0.26 million for the fiscal year ended June 30, 2017 and recorded non-current deferred tax assets of $0.39 million as of June 30, 2017. We incurred an operating loss of $1.10 million for the year ended June 30, 2017. The loss can be carried forward to offset taxable income for the next five years. For the year ended June 30, 2018, we generated an income before tax of $6.00 million. Net operating loss was all utilized as of June 30, 2018.

We believe that a valuation allowance is not necessary for the deferred assets because there will be sufficient operating income generated in future years based on the fact that we generated profits for the year ended June 30, 2018 and expected to continue to generate profits for future periods.

Net Income (Loss)

As a result of the foregoing, we recorded a net income of $4.27 million for the fiscal year ended June 30, 2018, representing an increase of $5.11 million from a net loss of $0.84 million for the fiscal year ended June 30, 2017. The increase was primarily due to the commencement of the consumer loan business in April 2017 and the large scale implementation of consumer loan facilitations in December 2017, which increased revenue in the fiscal year ended June 30, 2018.

Loss Attributed to Non-Controlling Interests

On November 21, 2017, Mr. Zhaobin Wen, our founder and Chairman of the Board of Directors, transferred 5% of the equity interest held by him in Shenzhen HeZhong to a third party. The transfer resulted in a 5% non-controlling interest (“NCI”) in Shenzhen HeZhong beginning November 21, 2017 because the transferee did not participate in the VIE arrangement.

We measured the loss attributed to the NCI beginning November 21, 2017 as follows:

Fiscal Year 2018	For Period from July 1, 2017, through November 20, 2017	For Period from November 21, 2017, through June 30, 2018	Total
Net income (loss)	$6,962,939	$(2,697,055)	$4,265,884
Less: Net loss attributable to the NCI	$—	$(134,853)	$(134,853)
Net income (loss) attributable to us	$6,962,939	$(2,562,202)	$4,400,737

Liquidity and Capital Resources

Capital Contribution

On March 11, 2016, August 24, 2016, November 9, 2017, Mr. Zhaobin Wen, our Chairman and a majority shareholder who owns 75% of the equity interest of Shenzhen HeZhong, contributed RMB10 million (approximately $1.5 million), RMB10 million (approximately $1.5 million) and RMB17.5 million (approximately $2.6 million), respectively, as capital to Shenzhen HeZhong.

On November 21, 2016, Guangdong Jinxunyuan Auto Leasing Co., Ltd., a shareholder owning 20% of the equity interest of Shenzhen HeZhong, contributed RMB10 million (approximately $1.5 million) as capital to Shenzhen HeZhong.

Statutory Reserves

We are required to make appropriations to certain reserve funds, comprising the statutory surplus reserve and the discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (“PRC GAAP”). Appropriations to the statutory surplus reserve are required to be at least 10% of the after-tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the entity’s registered capital. Appropriations to the discretionary surplus reserve are made at the discretion of the Board of Directors. The reserved amounts as determined pursuant to PRC statutory laws totaled $0.35 million, $0.30 million and $0 as of December 31, 2018, June 30, 2018 and June 30, 2017, respectively.

Under PRC laws and regulations, statutory surplus reserves are restricted to offset losses, expansion of production and operation and increasing registered capital of the respective company, and may not be distributed other than upon liquidation. The reserves are not allowed to be transferred to us in terms of cash dividends, loans or advances, nor allowed for distribution except upon liquidation. Amounts restricted include the paid-in capital of our PRC subsidiary and variable interest entity and statutory reserves of such entities totaled $7.48 million, $7.43 million and $4.49 million as of December 31, 2018, June 30, 2018 and June 30, 2017, respectively.

We have not declared nor paid any cash dividends to our shareholders. We do not plan to pay any dividends out of our retained earnings for the six months ended December 31, 2018. With respect to retained earnings accrued after such date, our Board of Directors may declare dividends after considering our operations, earnings, financial condition, cash requirements and availability and other factors as it may deem relevant at such time. Any declaration and payment, as well as the amount, of dividends will be subject to our bylaws, charter and applicable Chinese and U.S. state and federal laws and regulations, including approval from the shareholders of each subsidiary which intends to declare such dividends, if applicable.

We have limited financial obligations dominated in U.S. dollars, thus the foreign currency restrictions and regulations in the PRC on the dividends distribution will not have a material impact on our liquidity, financial condition and results of operations.

Changes in Financial Position

Six Months Ended December 31, 2018 Compared to Six Months Ended December 31, 2017

As of December 31, 2018, our cash and cash equivalents were $0.59 million, representing a decrease of $0.57 million from $1.16 million as of June 30, 2018, mainly due to a decrease in revenue during the six months ended December 31, 2018.

As of December 31, 2017, our cash and cash equivalents were $2.68 million, representing an increase of $2.22 million from $0.46 million as of June 30, 2017 mainly due to an increase in revenue during the six months ended December 31, 2017.

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Six Months Ended December 31,
	2018	2017
	($)	($)
Net cash provided by (used in) operating activities	(4,759,666)	9,671,505
Net cash provided by (used in) investing activities	6,572,428	(5,080,444)
Net cash used in financing activities	(2,030,528)	2,698,425)

Operating Activities

For the six months ended December 31, 2018, we had net cash used in operating activities of $4.76 million, primarily attributable to the effect of changes in working capital including a: (i) $4.70 million increase in prepayments due to an increase in promotional activities for business expansion; and (ii) $0.46 million increase in deferred IPO cost directly attributable to an offering of equity securities, the combined impact of which was partially offset by a $0.59 million decrease in accounts receivable which was consistent with a decrease in operating revenues during the six months ended December 31, 2018.

For the six months ended December 31, 2017, we had net cash provided by operating activities of $9.67 million, primarily attributable to our net income of $6.72 million and the effect of changes in working capital including a: (i) $2.56 million increase in taxes payable due to the increase in net income during the six months ended December 31, 2017, the impact of which was partially offset by (ii) $0.25 million increase in accounts receivable which was consistent with the increase in operating revenues, and (iii) $0.19 million increase in other receivables attributable to the increase in deposits paid to service provider.

Investing activities

For the six months ended December 31, 2018, net cash provided by investing activities was $6.57 million, which was primarily attributable to the decrease of $9.33 million in loan receivables from an employee, which were settled by August 2018, despite of an increase of $2.73 million in loan receivables attributable to the temporary loan payment to the unrelated parties.

For the six months ended December 31, 2017, net cash used in investing activities was $5.08 million, which was primarily attributable to the increase of $4.89 million in loan receivables from employees, as well as the increase of $0.18 million in loan receivables attributable to the increase in temporary loans during the six months ended December 31, 2017.

Financing activities

For the six months ended December 31, 2018, net cash used in financing activities was $2.03 million, which was attributable to (i) the $2.24 million of loan repayment to the unrelated party, (ii) $0.27 million of loans to a shareholder, the combined impact of which was partially offset by $0.54 million decrease in due from related party due to its repayment during the six months ended December 31, 2018.

For six months ended December 31, 2017, net cash used in financing activities was $2.70 million, which was attributable to (i) $3.07 million of loan to a related party, (ii) partial settlement of the amount due to related parties and a shareholder with $1.17 million and $1.81 million, respectively, offset by $3.01 million of capital contributions from shareholders.

Year Ended June 30, 2018 Compared to Year Ended June 30, 2017

As of June 30, 2018, our cash and cash equivalents were $1.20 million, representing an increase of $0.70 million from $0.50 million as of June 30, 2017, mainly due to the growth in revenue during the year ended June 30, 2018.

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Years Ended June 30,
	2018	2017
	($)	($)
Net cash provided by (used in) operating activities	3,379,220	(1,126,454)
Net cash used in investing activities	(4,452,265)	(4,028,224)
Net cash provided by financing activities	1,756,724	5,571,388

Operating Activities

For the year ended June 30, 2018, we had net cash provided by operating activities of $3.38 million, primarily attributable to our net income of $4.27 million and adjustment with adding back provision for doubtful accounts of $3.77 million to reconcile net income, and the effect of changes in working capital including a: (i) $0.85 million increase in tax payable due to the increase in net income during the fiscal year ended June 30, 2018 and (ii) $0.63 million increase in payroll and welfare payable which is consistent with our increase in the number of employees; in spite of(iii) $4.64 million increase in accounts receivable which was consistent with the increase in operating revenues; and (iv) $1.33 million increase in prepayments due to an increase in promotional activities for business expansion.

For the year ended June 30, 2017, we had net cash used in operating activities of $1.12 million, primarily attributable to net losses of $0.84 million and the effect of changes in working capital including a: (i) $0.52 million increase in accounts receivable which was consistent with the increase in operating revenues; and (ii) $0.14 million increase in other receivables attributable to the increase in deposits paid to service provider and the increase in rental deposits paid.

Investing activities

For the year ended June 30, 2018, net cash used in investing activities was $4.45 million, which was primarily attributable to the increase of $8.22 million in loan receivables from employee offset by the decrease of $3.85 million in loan receivables attributable to the loan repayment in full during the year ended June 30, 2018.

For the year ended June 30, 2017, net cash used in investing activities was $4.03 million, which was primarily attributable to the increase of $1.11 million in loan receivables from employee, as well as the increase of $2.92 million in loan receivables which were the temporary loans to unrelated parties.

Financing activities

For the year ended June 30, 2018, net cash provided by financing activities was $1.76 million, which was attributable to the $3.01 million of capital contributions from shareholders, and $2.24 million of borrowings from an unrelated party for our working capital needs, offset by partial settlement of the amount due to related parties and a shareholder.

For the year ended June 30, 2017, net cash provided by financing activities was $5.57 million, which was attributable to the $2.95 million of capital contributions from shareholders, and the increase of $1.17 million and $1.44 million in the advances made by related parties and a shareholder respectively to us for working capital purposes.

Contractual Obligations and Commitments

The following table summarizes our contractual obligations as of December 31, 2018:

	Payments due by period
Contractual obligations	Total	Less than 1 year	1 – 2 years	More than 2 years
Operating lease for office rent	$818,617	$808,844	$9,774	$—
Operating lease for office equipment	66,131	39,032	25,919	1,180
Total	$884,749	$847,876	$35,693	$1,180

Rent expense and operating lease expense for office equipment for the six months ended December 31, 2018 and 2017 were $0.38 million and $0.36 million, respectively. Other than those shown above, we did not have any significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2018 and 2017, respectively.

Off-Balance Sheet Commitments and Obligations

We did not have any off-balance sheet arrangements as of December 31 and June 30, 2018.

JOBS Act

On April 5, 2012, the JOBS Act was signed into law. The JOBS Act contains provisions that, among other things, eases certain reporting requirements for qualifying public companies. We will qualify as an “emerging growth company” and under the JOBS Act will be allowed to comply with new or revised accounting pronouncements based on the effective date for private (not publicly traded) companies. We are electing to delay the adoption of new or revised accounting standards, and as a result, we may not comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. As a result, our financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates.

Quantitative and Qualitative Disclosures about Market Risk

Foreign Exchange Risk

All of our revenue and substantially all of our expenses are denominated in RMB. In our consolidated financial statements, our financial information that uses RMB as the functional currency has been translated into U.S. dollars.

Due to foreign currency translation adjustments, we had a foreign exchange translation loss of $0.40 million in the six months ended December 31, 2018, a foreign exchange translation gain of $0.34 million in the six months ended December 31, 2017, a foreign exchange translation gain of $0.01 million in the fiscal years ended June 30, 2018 and a foreign exchange translation loss of $0.03 million in the fiscal years ended June 30, 2017. Appreciation or depreciation in the value of the RMB relative to the U.S. dollar would affect our financial results reported in U.S. dollar terms without giving effect to any underlying change in our business or results of operations. Currently, our exposure to foreign exchange risk primarily relates to our cash denominated in U.S. dollars as a result of the proceeds from this offering. We do not believe that we currently have any significant direct foreign exchange risk and have not used any derivative financial instruments to hedge exposure to such risk.

The conversion of RMB into foreign currencies, including U.S. dollars, is based on rates set by the PBOC. The PRC government allowed the RMB to appreciate by more than 20% against the U.S. dollar between July 2005 and July 2008. Between July 2008 and June 2010, the exchange rate between the RMB and the U.S. dollar had been stable and traded within a narrow band. Since June 2010, the PRC government has allowed the RMB to appreciate slowly against the U.S. dollar, though there have been periods when the RMB has depreciated against the U.S. dollar. In particular, on August 11, 2015, the PBOC allowed the RMB to depreciate by approximately 2% against the U.S. dollar. The RMB depreciated against the U.S. dollar by 6.40% in 2016 and appreciated by 5.8% against the U.S. dollar in 2017. It is difficult to predict how long the current situation may last and when and how the relationship between the RMB and the U.S. dollar may change.

To the extent that we need to convert U.S. dollars into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we would receive from the conversion. Conversely, if we decide to convert RMB into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amounts available to us.

Interest Rate Risk

We have not been exposed to material risks due to changes in market interest rates, and we have not used any derivative financial instruments to manage our interest risk exposure. However, we cannot provide assurance that we will not be exposed to material risks due to changes in market interest rates in the future. Our future interest income may fall short of expectations due to changes in market interest rates.

The fluctuation of interest rates may also affect the demand for our marketplace lending business. For example, a decrease in the interest rate may cause potential borrowers to seek loans from other channels and higher returns offered by comparable or substitute products may damper investor desire to invest in our marketplace. However, we do not expect that the fluctuation of interest rates will have a material impact on our financial condition.

Recently Issued Accounting Pronouncements

In May 2014, the FASB issued Accounting Standards Update (ASU) No. 2014-09, Revenue from Contracts with Customers (Topic 606). This ASU will supersede the revenue recognition requirements in Topic 605, Revenue Recognition, and most industry-specific guidance, and creates guidance for when revenue should be recognized from the exchange of goods or services. ASU No. 2016-08 was issued in March 2016 to clarify the principal versus agent guidance in this new revenue recognition standard. ASU 2016-10 was issued in April 2016 to clarify the guidance on accounting for licenses of intellectual property and identifying performance obligations in the new revenue recognition standard. ASU 2016-12 was issued in May 2016 to clarify the guidance on transition, collect-ability, non-cash consideration and the presentation of sales and other similar taxes in the new revenue recognition standard. ASU 2016-20 was issued in December 2016 to make technical corrections and improvements on narrow aspects of this guidance. ASU No. 2015-14 was issued in August 2015 to defer the effective date of ASU 2014-09 for one year. In May 2016, the FASB issued ASU 2016-12, Revenue from Contracts with Customers (Topic 606): Narrow-Scope Improvements and Practical Expedients. The object is to address certain issues identified by the FASB-IASB Joint Transition Resource Group for Revenue Recognition. The amendments in this Update affect the guidance in Accounting Standards Update 2014-09, Revenue from Contracts with Customers (Topic 606), which is not yet effective. The effective date and transition requirements for the amendments in this Update are the same as the effective date and transition requirements for Topic 606 (and any other Topic amended by Update 2014-09). Accounting Standards Update 2015-14, Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date, defers the effective date of Update 2014-09 by one year. The new standard permits adoption either by using (i) a full retrospective approach for all periods presented in the period of adoption or (ii) a modified retrospective approach with the cumulative effect of initially applying the new standard recognized at the date of initial application and providing certain additional disclosures. The new standard is effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period. To determine revenue recognition for arrangements that an entity determines are within the scope of Topic 606, the entity performs the following five steps: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the entity satisfies a performance obligation. Topic 606 also impacts certain other areas, such as the accounting for costs to obtain or fulfill a contract. The standard also requires disclosure of the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers. As an “emerging growth company,” or EGC, we have elected to take advantage of the extended transition period provided in the Securities Act Section 7(a)(2)(B) for complying with new or revised accounting standards applicable to private companies. The amendments in this ASU are effective for annual reporting periods beginning after December 15, 2018, including interim periods beginning after December 15, 2019.

To determine revenue recognition for arrangements that an entity determines are within the scope of Topic 606, the entity performs the following five steps: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the entity satisfies a performance obligation. Topic 606 also impacts certain other areas, such as the accounting for costs to obtain or fulfill a contract. The standard also requires disclosure of the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers.

The Company has completed its initial analysis of Topic 606 and has concluded that the measurement of revenue and the timing of recognizing revenue is not expected to change. The Company plans to adopt Topic 606 using the modified retrospective method in the first quarter of fiscal 2019. Based on the Company’s analysis, it did not identify a material cumulative catch-up adjustment to the opening balance sheet of retained earnings on July 1, 2019. The Company’s future financial statements will include additional disclosures as required by Topic 606.

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842). Under the new guidance, lessees will be required to recognize the following for all leases (with the exception of short-term leases) at the commencement date: 1) A lease liability, which is a lessee’s obligation to make lease payments arising from a lease, measured on a discounted basis; and 2) A right-of-use asset, which is an asset that represents the lessee’s right to use, or control the use of, a specified asset for the lease term. The new lease guidance simplified the accounting for sale and leaseback transactions primarily because lessees must recognize lease assets and lease liabilities. Lessees will no longer be provided with a source of off-balance sheet financing. The amendments in this ASU are effective for fiscal years beginning after December 15, 2018, including interim periods within those years. The Company is evaluating this ASU and has not determined the effect of this standard on its ongoing financial reporting.

In January 2017, the FASB issued ASU No. 2017-01, Business Combinations (Topic 805): Clarifying the definition of a business. The amendments in this ASU is to clarify the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. The definition of a business affects many areas of accounting including acquisitions, disposals, goodwill, and consolidation. The amendments are effective for entities for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. Management does not believe the adoption of this ASU would have a material effect on the Company’s consolidated financial statements.

In May 2017, the FASB issued ASU 2017-09, Scope of Modification Accounting, which amends the scope of modification accounting for share-based payment arrangements and provides guidance on the types of changes to the terms or conditions of share-based payment awards to which an entity would be required to apply modification accounting under ASC 718. This ASU is effective for annual reporting periods, including interim periods within those annual reporting periods, beginning after December 15, 2017. The adoption of this ASU would not have a material effect on the Company’s consolidated financial statements.

In July 2017, the FASB issued ASU 2017-11, Earnings Per Share (Topic 260), Distinguishing Liabilities from Equity (Topic 480) and Derivatives and Hedging (Topic 815). The amendments in Part I of the Update change the reclassification analysis of certain equity-lined financial instruments (or embedded features) with down round features. The amendments in Part II of this Update re-characterize the indefinite deferral of certain provisions of Topic 480 that now are presented as pending content in the Codification, to a scope exception. The amendments in Part I of this Update are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. Early adoption is permitted for all entities, including adoption in an interim period. If an entity early adopts the amendments in an interim period, any adjustments should be reflected as of the beginning of the fiscal year that includes that interim period. The amendments in Part II of this Update do not require any transition guidance because those amendments do not have an accounting effect. The Company does not believe the adoption of this ASU would have a material effect on the Company’s consolidated financial statements.

In February 2018, the FASB issued ASU 2018-02, Income Statement — Reporting Comprehensive Income (Topic 220): Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income. The amendments in this Update affect any entity that is required to apply the provisions of Topic 220, Income Statement — Reporting Comprehensive Income, and has items of other comprehensive income for which the related tax effects are presented in other comprehensive income as required by GAAP. The amendments in this Update are effective for all entities for fiscal years beginning after December 15, 2018, and interim periods within those fiscal years. Early adoption of the amendments in this Update is permitted, including adoption in any interim period, (1) for public business entities for reporting periods for which financial statements have not yet been issued and (2) for all other entities for reporting periods for which financial statements have not yet been made available for issuance. The amendments in this Update should be applied either in the period of adoption or retrospectively to each period (or periods) in which the effect of the change in the U.S. federal corporate income tax rate in the Tax Cuts and Jobs Act is recognized. The Company does not believe the adoption of this ASU would have a material effect on the Company’s consolidated financial statements.

In August 2018, the FASB issued ASU 2018-13, “Fair Value Measurement (Topic 820): Disclosure Framework — Changes to the Disclosure Requirements for Fair Value Measurement” (“ASU 2018-13”). ASU 2018-13 removes, modifies and adds certain disclosure requirements in Topic 820 “Fair Value Measurement”. ASU 2018-13 eliminates certain disclosures related to transfers and the valuations process, modifies disclosures for investments that are valued based on net asset value, clarifies the measurement uncertainty disclosure, and requires additional disclosures for Level 3 fair value measurements. Adoption of this guidance is required for fiscal years and interim periods within those fiscal years, beginning after December 15, 2019. The Company is currently evaluating the impact ASU 2018-13 will have on its consolidated financial statements.

The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated balance sheets, statements of operations and comprehensive income (loss) and statements of cash flows.

OUR INDUSTRY

We have engaged Xindibiao to prepare a commissioned industry report that analyzes the online lending marketplace industry. All information and data presented in this section have been derived from Xindibiao’s industry report, unless otherwise noted. The following discussion includes projections for future growth, which may not occur at the rates that are projected or at all.

Overview of the Online Peer-to-Peer Lending Market in China

China’s peer-to-peer lending industry is entering a new phase of industry supervision and stabilization and with many weak and non-compliant industry participants exiting the industry voluntarily or shut down by the government, we expect the industry consolidation to continue for the next two to three years. We believe peer-to-peer lending platforms that have invested in risk management and regulatory compliance will be in a good position to survive and prosper as the industry continues to adapt to the changing regulatory landscape and market demands.

In the past few years, the consumer credit and online peer-to-peer lending market in China have experienced significant and rapid changes and online peer-to-peer lending marketplaces are continuing to innovate and evolve in response to changing regulatory and business environments. The rapid growth of online peer-to-peer lending in China has been driven by the supply of funds from retail investors looking for alternative investment opportunities and by the demand of access to financing from individuals and the owners of small and micro businesses that do not have easy and timely access to loans from traditional lending institutions.

According to the report titled “Development of China’s Finance Loan Market in 2017” issued by Rongzhijia, a well-known online peer-to-peer lending platform and Yiguan, a professional statistical analysis and research center, the scale of the consumer lending market including traditional lending and online peer-to-peer lending, increased to RMB9.8 trillion ($1.46 trillion) for 2017, accounting for 12.32% of the national gross domestic product (“GDP”). Pursuant to the National Bureau of Statistics of China, the total retail sale amount of China’s social consumer products in 2017 was more than RMB36.62 trillion ($5.46 trillion) with a year-over-year growth rate of 10.43%, which is more than the average national GDP growth rate of 7%.

The May 2018 transaction volume of China’s online peer-to-peer loans was RMB182.66 billion ($27.22 billion), with a historical cumulative transaction volume of RMB7.16 trillion ($1.07 trillion). The outstanding online peer-to-peer loans across the industry has reached RMB1.31 trillion ($195.20 billion) as of the end of May 2018, representing a growth rate of 1.06% from the prior month. According to the PBOC, as of the end of 2017, approximately 84% of the Chinese population (aged 15 or above) did not have credit cards and among the approximately 880 million people in PBOC’s credit database, approximately 380 million people have a credit rating. The rest of the population has limited access to loans from traditional banks and financial institutions. The demand for private consumer loans is expected to be largely driven by consumers who have no credit histories or no access to bank-issued credit cards but are actively looking for convenient sources for short term loans.

Size of the Peer-to-Peer Lending Industry in China

According to the online lending marketplace industry report dated December 1, 2018, issued by Wangdaizhijia, a portal for China’s peer-to-peer lending industry, the total value of peer-to-peer loans facilitated in 2017 in China was RMB2.8 trillion ($417.21 billion). As of April 17, 2019, there were 6,621 peer-to-peer lending platforms, of which 1,014 were in normal operations while 5,607 had been shut down or considered problematic. The problematic platforms include but not limited to those that (i) are under policy investigation, (ii) have difficulty returning the investors’ money, (iii) are in the process of liquidation, (iv) suspend their loan offering for at least two months; (v) suspend the peer-to-peer lending operations and engage in other businesses, or (vi) are totally out of contact.

On January 2, 2018, iResearch Global, a leading provider of analytics and consulting services in China, published “2017 China’s P2P Lending Sector Report.” Based on the data provided by PBOC and China Internet Network Information Center, iResearch Global forecasted that the number of users of peer-to-peer lending sector will grow at a compound annual growth rate of 15.9% from 2018 to 2020. Based on this growth rate, the number of users of online peer-to-peer lending platforms is expected to reach 280 million in 2019 and 310 million in 2020.

The PRC peer-to-peer lending industry in which we operate accounts for a significant portion of the transaction value of the alternative lending segment in China. In addition to peer-to-peer lending, the Chinese alternative lending segment also includes crowd-lending which primarily service SMEs on obtaining loans from private and institutional investors via an online brokering platform. According to the data published by Statista in September 2018, total transaction value in the alternative lending segment in China is expected to grow at a compound annual rate of 20.5% from $320.44 billion in 2017 to $814.74 billion in 2022, of which $215.60 billion is expected to be attributable to peer-to-peer lending, whose compound annual growth rate is 30.6%. China is and will stay the largest alternative lending market and account for a global market share of 83% by 2022.

Recent Developments in the Chinese Peer-to-Peer Lending Industry

According to the Assessment Report about P2P Market issued by China International Capital Corporation Limited (“CICC”), as of June 2018, 60% of the 1,836 operating online lending intermediaries failed to reach an agreement with depository banks, which raised concerns about misappropriation of funds. In addition, the same report showed that 25% of the online lending intermediaries’ annual yield exceeded more than 12%. This can potentially damage the interest of lenders as well as the borrowers due to the increased transaction costs. In June 2018, the online consumer finance industry experienced extensive platform failures due to risky lending practices and tightened regulatory environment.

According to CICC, the P2P platform closures will continue for several years due to stricter compliance requirements and the increase in operating costs and the number of platforms will be reduced to only 10% of the current number within the next three years, which means that there will be no more than 200 peer-to-peer lending platforms operating by 2021.

CICC also predicted that new peer-to-peer lending regulatory rules will be clarified and implemented and further rectification and acceptance of online peer-to-peer lending platforms is expected to be completed before June 2019. It anticipates that a license to operate as a P2P lending company will be required for new entrants.

BUSINESS

Overview

We are an online peer-to-peer lending marketplace facilitating loans between borrowers and investors, providing borrowers accessible, affordable credit and offering investors attractive risk-adjusted returns. From our inception through March 31, 2019, we have matched loan transactions with an aggregate value of approximately RMB6.00 billion ($893.73 million). We primarily conduct our businesses in Guangdong Province, China and service exclusively Chinese borrowers and investors.

We have generated revenue from fees charged to borrowers for our services in matching them with investors. From our inception through March 31, 2019, we have accumulated an aggregate of 6,937,212 registered users, of which 111,291 investors and 724,290 borrowers have participated in the loan transactions facilitated through our platform. We acquire borrowers and investors through various channels, including referrals from business partners, social media, search engines and our own channels including our website, WeChat official accounts and mobile applications. For the year ended June 30, 2018 and the six months ended December 31, 2018, approximately 34% and 2.00%, respectively, of our registered users came from Rong360. For the fiscal year ended June 30, 2018 and the six months ended December 31, 2018, all of automobile loan borrowers came from ZDX’s promotion, contributing to 7% of our total loan transaction volume. Dadi, a PRC qualified, third party guarantee service company provides a guarantee for loans facilitated through our online marketplace to assure that investors’ principal and interest would be repaid in the event that their loans default.

We primarily focus on facilitating consumer loans ranging from RMB3,000 ($447) to RMB50,000 ($7,450), which represented approximately 93% and 96% of our total transaction volume during the fiscal year ended June 30, 2018 and the six months ended December 31, 2018, respectively. Consumer loans are loans that can be used to make various consumer purchases and generally have interest rates (excluding all transaction fees) between 10% and 13.5% per annum and tenures, which are the periods from the date of issuance of the loan to the repayment date stipulated in the loan agreement, from 360 days to 540 days. During the fiscal years ended June 30, 2018 and 2017, we also facilitated short term consumer loans ranging from 7 days to 90 days. Our automobile loans range from RMB20,000 ($2,980) to RMB200,000 ($29,801) and accounted for approximately 7% and 3.5% of our total loan transaction volume for the fiscal year ended June 30, 2018 and the six months ended December 31, 2018. Automobile loans are loans extended to automobiles owners primarily for their liquidity and capital needs and generally have interest rates (excluding all transaction fees) between 8% to 15% per annum and tenures from one month to 36 months.

The total borrowing cost of a loan facilitated on our platform includes the interest paid to the investors as well as transaction fees and loan repayment management fees to us and loan guarantee fee and late payment fee to Dadi, the guarantor. Our transaction fee for consumer loans is generally fixed for a certain period of time, while our transaction fee for automobile loans is adjusted more frequently. Specifically, our transaction fee for consumer loans was 8% of the loan amount from the launch in April 2017 through November 2017 and has remained at 13.5% since December 2017; our transaction fee for automobile loans ranged from 0.04% to 3% and from 1.10% to 2.30% for the fiscal years ended June 30, 2018 and 2017, respectively and has remained at 3% since December 2017. Other than the temporary increase to 17.25% in May 2017 in response to high default rates occurring in the market and increase in operating costs, our loan repayment management fee for automobile loans ranged from 0.01% to 2.00%, and from 1.20% to 1.50%, respectively, of the loan amount for the fiscal years ended June 30, 2018 and 2017. Since January 2018, we no longer charge the loan repayment management fee for automobile loans given that our guarantor undertakes the repayment obligation for defaulted loans. The guarantee fee for consumer loans was 8% of the loan amount from April to November 2017 and has remained at 9% since December 2017. The guarantee fee for automobile loans has remained at 2% since inception except in July and August 2017 when the rate was decreased to 0.17% for marketing and promotion purposes. Late payment fee to the guarantor is 2% of the past due amount for each past due month, subject to a maximum of 24%.

During our fiscal years ended June 30, 2018 and 2017 and the six months ended December 31, 2018, approximately 98.64% (approximately $669.56 million in aggregate principal amount), 94.81% (approximately $32.19 million in aggregate principal amount) and 95.77% (approximately $77.91 million in aggregate principal amount), respectively, of the loans we facilitated were non-amortizing loans, which are loans requiring no periodic repayment of principal or partial repayment of principal and include all of the loans facilitated on our platform except for those requiring equal monthly payment of interest and principal. A majority of our non-amortizing loans allow the borrowers to pay the entire principal amount due at maturity. During the fiscal years ended June 30, 2018 and 2017 and the six months ended December 31, 2018, 80.34% (approximately $35.66 million in aggregate principal amount), 91.44% (approximately $18.82 million in aggregate principal amount) and 75.73% (approximately $2.23 million in aggregate principal amount), respectively, of our automobile loans allow borrowers to make only monthly interest payments with the entire principal amount due at maturity; and 72.24% (approximately $458.29 million in aggregate principal amount) and 100% (approximately $13.36 million in aggregate principal amount) and 34.50% (approximately $27.05 million in aggregate principal amount), respectively, of our facilitated consumer loans did not require any payment of principal or interest until maturity.

We use APR to reflect the total borrowing cost over the term of a loan, which equals to the sum of (i) the annual interest rate of the loan and (ii) the annualized rate of the sum of the rate of transaction fee and guarantee fee. During the fiscal years ended June 30, 2018 and 2017, the APRs of our loans ranged from 7.06% to 628.64% and from 3.28% to 628.15%, respectively. During the six months ended December 31, 2018, the APRs of our loans ranged from 13.5% to 36%. The loans with APRs exceeding 24% accounted for 64.75%, 38.29% and 63.11% of our total loan volume in the fiscal years ended June 30, 2018 and 2017 and the six months ended December 31, 2018, respectively. Loans with APRs exceeding 36% accounted for 37.67%, 38.29% and 0% of our total loan volume in the fiscal years ended June 30, 2018 and 2017 and the six months ended December 31, 2018, respectively. We historically had high APRs because in the past we facilitated loans short term loans (for example, 7 days) and we calculate our APRs on an annualized basis. We discontinued loan products with APRs that exceeded the statutory limit immediately, which are consumer loans with terms of 30 days or less, following the promulgation of Circular 141 in December 2017. As of December 24, 2017, all loans with APRs exceeding 36% were paid off. From December 24, 2017 through the date of this prospectus, our APRs ranged from 8.27% to 36%.

As a result of the decrease in our APRs, we experienced a decrease of approximately 22.04% in revenue during the first three months of 2018 as compared to the three month period before the promulgation of Circular 141. To mitigate the impact of Circular 141 on our business, we undertook a number of measures including offering loan products with longer terms on which we charge higher transaction fees, increasing the average loan amount per transaction and expanding the transaction volume. We also adjusted our transaction fee following the promulgation of Circular 141. Our transaction fees for consumer loans and automobile loans were increased from 8% to 13.5% and from 2.3% to 3.00%, respectively. The guarantee fee for consumer loans was increased from 8% to 9%.

Our marketplace provides investors with risk-adjusted returns that we believe are attractive. The average annualized return for investors for the fiscal year ended June 30, 2018 and the six months ended December 31, 2018 was between 8% and 15%. To meet investors’ liquidity demands, we also offer loan assignment services to investors of consumer loans to facilitate their early exit. We do not charge the investors any fee for the loan matching services through our marketplace but since June 2018 we charge them a service fee in the range of 1.5% – 7% of the principal amount of the consumer loan assigned for certain loan assignments to new investors before maturity.

We have experienced growth since we started facilitating consumer loans in April 2017 before experiencing a downturn during the first half of fiscal year 2019. Our revenue increased by approximately 3,312.86% from $1.01 million for the fiscal year ended June 30, 2017 to $34.40 million for the fiscal year ended June 30, 2018 and we recorded a net income of $4.27 million for the fiscal year ended June 30, 2018, representing an increase of 608.33% from a net loss of $0.84 million for the fiscal year ended June 30, 2017. Our consumer loans have contributed significantly to our growth in the fiscal year ended June 30, 2018, accounting for 98.7% of the increase in revenue.

Our operating revenues decreased by $5.42 million, or 32.7%, from $16.57 million in the six months ended December 31, 2017 to $11.15 million in the six months ended December 31, 2018 and the revenues from facilitating consumer loans decreased by approximately $5.31 million in the six months ended December 31, 2018 compared to six months ended December 31, 2017. For the six months ended December 31, 2018, the total principal amount of loans facilitated on our platform was $81.36 million compared to $418.58 million for the same period the year before. The number of loans facilitated on our platform decreased by 1,672,304 during the six months ended December 31, 2018 from the same period the year before. During the six months ended December 31, 2018, the total number of borrowers on our platform was 100,312 compared to 365,130 borrowers from the same period the year before. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Results of Operations — Six Months Ended December 31, 2018 Compared to Six Months Ended December 31, 2017” for more information on our analysis.

However, readers are cautioned that past performance of our business does not necessarily indicate our future prospects and performance.

Our Competitive Strengths

We believe that the following strengths differentiate us from our competitors and provide us with advantages for realizing potential market opportunities:

•        Developing online peer-to-peer lending marketplace for consumer and automobile loans.    We are a developing peer-to-peer lending marketplace in China in terms of the total number of loans facilitated on our platform. Since our inception to March 31, 2019, we have facilitated approximately RMB6.00 billion ($893.73 million) loans in total and have accumulated approximately 7 million registered users.

•        Well-recognized online peer-to-peer lending platform in China.    We have achieved recognition in China’s peer-to-peer lending industry. We have won numerous awards including the “China Financial Services Industry AAA Enterprise,” “2018 Hurun New Financial Technology Innovation Award” and “China’s Most Rewardable P2P Financial Platform.” We are also recognized as “Internet Finance Compliance Development Top 30” by Huaxia Times for our achievements in compliance and small-scale loan business. In addition, according to the Development Index of Online Lending Platform from Wangdaizhijia, we have been ranked the top 100 among more than one thousand peer-to-peer lending platforms in China since May 2018.

•        Diversified channels to reach borrowers and investors.    We attract a growing number of borrowers and investors through various channels. We have been marketing our brand and services through external channels such as ZDX to acquire more users. In addition, we operate internal channels such as our WeChat official accounts, mobile applications, and website to promote our brand and services.

•        Secured investment.    Since July 26, 2017, we have transitioned from using accounts with online payment service providers for collection and transfer of loan funds between investors and borrowers to an integrated asset custody system with qualified custodian banks. All funds from borrowers and investors are managed by our custodian bank to ensure security and compliance with the relevant PRC laws and regulations. Additionally, to better protect our investors, we cooperate with Dadi, which provides irrevocable joint and several liability guarantee for loans facilitated through our online marketplace for the assurance that investors’ principal and interest would be repaid in the event that their loans default.

•        Experienced and strong management team.    Our founder and chairman of our board of directors, Mr. Zhaobin Wen, has nearly a decade of experience in banking and financial industry including the Internet finance industry. Our senior management team members have also on average more than ten years of experience in their respective business functions, with our Chief Executive Officer possessing strong expertise in banking and investment and our Chief Financial Officer having over 24 years’ experience in finance and management including experience as Chief Financial Officer of U.S. public companies.

Our Strategies

We believe we are attracting an increasing number of investors and borrowers with our steady and compliant business model. To become the one-stop solution provider of investment and financing and to build our core competitiveness, we plan to implement the following strategies, in chronological order.

•        Grow borrower and investor base from various channels — we plan to grow our borrower and investor base through in-depth cooperation with more partners including companies from various other industries such as home decor, home appliances, tourism and education, which have a large consumer base with financing needs. We will also seek to grow the number of our users by working with existing and new traffic partners focusing on precision marketing towards target customer groups.

•        Expand financial product offerings — we endeavor to expand our financial product offerings that will fulfill borrowers’ financing needs as well as help us cultivate potential target borrower groups. In addition, we also aim to enhance and develop products to leverage borrowers’ data that is accumulated through our daily operations.

•        Invest in technology — we plan to invest in the development of the so-called “big data” technology (i.e., technology that allows for processing a significant volume of both structured and unstructured data that is difficult to process using traditional databases and software techniques) to optimize our risk management systems and to support effective precision marketing through both in-house research and development and strategic collaborations. For example, we are cooperating with a number of leading companies in the big data field to develop our risk management and data architecture. In addition, we plan to recruit more talent with big data expertise to enhance our overall research and development capabilities.

•        Continue to enhance our brand — we intend to implement a multi-channel marketing and advertising strategy through working with various traditional media channels, including newspapers, and further enhance new media channels, including social media, such as Weibo and WeChat, to continue to enhance our brand. We also plan to cooperate with third parties, including celebrities and well-known internet companies, to endorse our brand and enhance our image.

•        Explore overseas online peer-to-peer lending markets — by leveraging our experience and expertise in the online peer-to-peer lending operations in China, when suitable opportunities arise, we plan to explore overseas online consumer credit market opportunities through our own organic growth as well as potential mergers and acquisitions.

Benefits to Our Borrowers

We believe that we provide the following benefits to borrowers that use our platform:

•        Quick and convenient access.    Our website and mobile application provide a fast and user-friendly loan application process and provide the prospective borrower with access to live support and online tools throughout the loan application process and throughout the lifespan of the loan. Our online lending platform enables existing and prospective borrowers to access our loan products and services anytime and anywhere to track the status of their loans and payment schedules using mobile phones or tablet computers.

•        Fast credit approval.    Generally, we strive to make credit decisions within four hours for consumer loans and within two days for automobile loans. Once we approve and post as borrower’s loan requirement on our platform, it generally takes less than one day for lenders to fully subscribe to such loan and the borrower generally receives funds on the same day.

•        Transparent marketplace.    We offer borrowers a transparent transaction process with foreseeable capital cost. The interest rates, service fees and late payment penalties are clearly disclosed to our borrowers on the platform.

Benefits to Our Investors

We believe that we provide the following benefits to investors:

•        Access to a new investment channel.    We provide investors with an investment opportunity that is different from traditional investment channels. Investors can invest in as low as RMB3,000 ($447) in consumer loans and RMB20,000 ($2,980) in automobile loans.

•        Attractive returns.    We offer investors attractive returns, which currently range from 8% to 15% on an annualized basis. We believe our returns are higher than traditional investment products such as bank deposits, bank close-end products and trust wealth management products. The following chart illustrates the average rate of return on loans facilitated on our marketplace as compared to other retail investment products available for individual investors in China for the calendar year ended December 31, 2018:

	Bank of China Loan Interest Rate(1)	Bank Closed-End Products(2)	Trust Wealth Management Products(3)
Average Annualized Investment Return	4.30%	4.36%	4.91%

____________

(1)      For the calendar year ended December 31, 2018, represents 1-year loan interest rate provided by the PBOC. Source: PBOC.

(2)      For the calendar year ended December 31, 2018, represents the average annualized return of closed-end products issued by banks. Source: China Securities Journal.

(3)      For the calendar year ended December 31, 2018 represents annualized comprehensive return of trust wealth management products. Source China Trustee Association.

•        Easy and quick access.    We offer investors 24/7 access to all available services through our website and mobile application which enable our investors to manage their investment on our platform timely and efficiently.

•        Early exit.    To meet investors’ liquidity demands, we offer loan assignment services to investors of consumer loans to facilitate their early exit. Investors holding loans and that meet certain criteria can transfer their loans to new investors.

Our Products and Services

From our inception through March 31, 2019, the loans facilitated on our market place range in the amount from RMB500 ($75) to RMB200,000 ($29,801). Through our online marketplace, we facilitate primarily two types of loans: consumer loans and automobile loans. For the fiscal year ended June 30, 2018, 93% and 7% of the total outstanding amount of loans facilitated on our marketplace were attributed to consumer loans and automobile loans, respectively. For the six months ended December 31, 2018, 96% and 4% of the total outstanding amount of loans facilitated on our marketplace were attributed to consumer loans and automobile loans, respectively. All the outstanding loans on our platform are secured by third-party guarantee. All of the loans offered through our marketplace feature fixed interest rates (excluding all transaction fees) over the life of the loan, ranging from 8% to 15% of the loan amount. In addition, we charge borrowers transaction fees for matching them with investors and loan repayment management fee for late payments on automobile loans. These fees are charged as a percentage of the loan amount. During the fiscal year ended June 30, 2018, our transaction fees ranged from 8.00% to 13.5% of the loan amount for consumer loans and from 0.04% to 3.00% for automobile loans and our weighted average transaction fees for consumer loans and automobile loans were 12.13% and 2.24%, respectively. During the six months ended December 31, 2018, our transaction fee was 13.50% for consumer loans and 3.00% for automobile loans. For the fiscal years ended June 30, 2018 and 2017 other than the temporary increase to 17.25% in May 2017 in response to high default rates on the market and increase in operating costs, our loan repayment management fee for automobile loans ranged from 0.01% to 2.00% and from 1.20% to 1.50%, respectively, of the loan amount and weighted average repayment management fee was 1.23% and 1.44%, respectively. Since January 2018, we no longer charge the loan repayment management fee for automobile loans given that our guarantor undertakes the repayment obligation for defaulted loans. We expect our transaction fees to decrease as we optimize our operations and acquire more free or low cost customers resulting from the increased public awareness of our company. We used to impose a penalty fee for late payment as a percentage of the amount past due but stopped since we started to cooperate with Dadi since Dadi will pay off the principal and interests of the defaulted loans.

During the fiscal year ended June 30, 2018 and the six months ended December 31, 2018, approximately 0.08% and 3.37%, respectively, of our consumer loans and 1.28% and 0.86%, respectively, of our automobile loans are fully amortized loans and during the fiscal year ended June 30, 2017, 5.19% of our automobile loans are fully amortized loans. Our non-amortizing loans require no periodic repayment of principal or partial repayment of principal based on different products and qualifications of borrowers. Interest on non-amortizing loans is generally paid periodically during the term of the loan or in a lump sum at maturity. A significant portion of the loans we facilitate are non-amortizing loans. See “Risk Factors — A significant portion of the loans we facilitate are non-amortizing loans, and these loans involve a greater degree of risk than other loans, which, if such risks are realized, could have a material adverse effect on our business and results of operations.”

The table below shows the percentage of our automobile and consumer loans with different repayment schedules out of the total loans facilitated during the periods presented:

Repayment Schedule	Fiscal Year Ended June 30, 2018		Fiscal Year Ended June 30, 2017
	Automobile Loans	Consumer Loans	Automobile Loans	Consumer Loans
Monthly Payment of Interest with Principal Payable at Maturity	5.25%	—	55.44%	—
Equal Monthly Payment of Interest and Principal	—	—	—	—
Equal Monthly Payment of Interest with Varying Monthly Payments of Principal (90% of Principal paid during the first three months and 10% during the remaining term)	—	25.87%	—	—
Payment of Principal and Interest at Maturity	—	67.52%	—	39.37%
Equal Monthly Payment of Principal with Decreasing Monthly Payment of Interest	1.28%	0.08%	5.19%	—
Total	6.53%	93.47%	60.63%	39.37%
	Six Months Ended December 31, 2018
Repayment Schedule	Automobile Loans	Consumer Loans
Monthly Payment of Interest with Principal Payable at Maturity	2.69%	—
Equal Monthly Payment of Interest and Principal	—	3.30%
Equal Monthly Payment of Interest with Varying Monthly Payments of Principal (90% of principal paid during the first three months and 10% during the remaining term)	—	59.81%
Payment of Principal and Interest at Maturity	—	33.27%
Equal Monthly Payment of Principal with Decreasing Monthly Payment of Interest	0.86%	0.07%
Total	3.55%	96.45%

Consumer Loans

We started facilitating consumer loans since April 2017. Our consumer loans are designed to be used by borrowers to make various consumer purchases, with higher interest rate (excluding all transaction fees) ranging from 10% to 13.5% per annum. Consumer loans have a term of 360 days to 540 days and are offered in an amount ranging from RMB3,000 ($447) to RMB50,000 ($7,450). Historically we also facilitated consumer loans with terms of less than 30 days but following the promulgation of Circular 141, we have been focusing on consumer loans with longer terms to increase our revenue. The total amount of consumer loans we facilitated on our marketplace experienced significant growth since it was introduced in April 2017, representing an increase of 4,647% from $13.36 million in the fiscal year ended June 30, 2017 to $634.40 million in the fiscal year ended June 30, 2018. During the six months ended December 31, 2018, the amount of consumer loans we facilitated totaled $78.42 million.

As of June 30, 2018 and 2017 and December 31, 2018, the aggregate outstanding amount of our consumer loans were approximately $119,005,045, $7,747,489 and $129,866,009, respectively. The table below shows a breakdown of the outstanding amount of our consumer loans by loan term.

Loan Term	Outstanding Amount
	As of June 30, 2018	As of June 30, 2017	As of December 31, 2018
	($)	($)	($)
7 Days	—	281,324	—
14 Days	—	7,465,869	—
21 Days	3,541,600	—	—
30 Days	—	—	756,956
90 Days	114,406,707	296	9,642,471
360 Days	1,056,738	—	118,824,062
18 Months	—	—	642,525

Automobile Loans

Our automobile loans are loans extended to automobile owners, normally in larger loan amounts, with lower interest rates per annum and with terms of 1-36 months, which have principal amounts generally in the range of RMB20,000 ($2,980) to RMB200,000 ($29,801). Our borrowers take automobile loans primarily for their liquidity and capital needs. Automobile loans are guaranteed by our guarantee partner who requires borrowers to provide the title of their automobiles as collaterals to secure the repayment of loan principals, interests and fees in the event that there is a default and our guarantee partner pays the investors. Our guarantee partner typically registers such automobile collaterals at local automobile administrative offices or takes the automobiles in custody.

In the fiscal years ended June 30, 2018 and 2017 and the six months ended December 31, 2018, the average investment amount of automobile loans facilitated per investor through our platform was RMB56,641 ($8,440), RMB36,458 ($5,432) and RMB34,752 ($5,178), respectively. In the fiscal year ended June 30, 2018 and the six months ended December 31, 2018, the interest rates (excluding all transaction fees) per annum for our automobile loans typically ranged from 8% to 15% and from 9.50% to 12.50%, respectively.

As of June 30, 2018 and 2017 and December 31, 2018, the outstanding amount of our automobile loans were approximately $7,030,092, $5,485,390 and $2,911,007, respectively. The table below shows a breakdown of the outstanding amount of our automobile loans by loan term.

Loan Term	Outstanding Amount As of
	June 30, 2018	June 30, 2017	December 31, 2018
	($)	($)	($)
One Month	1,056,738	592,612	—
Two Months	141,105	45,952	—
Three Months	1,192	3,806,767	—
Four Months	10,782	—	—
Five Months	1,397,559	—	—
Six Months	51,406	152,804	617,773
Seven Months	106,145	—	—
Eight Months	436,783	—	—
Nine Months	218,373	—	2,530
Ten Months	148,532	191,386	8,738
11 Months	1,723,071	—	11,301
12 Months	27,512	600,791	637,391
13 Months	22,618	—	7,576
14 Months	6,967	—	8,905
15 Months	1,058,082	—	3,629
18 Months	241,135	95,078	709,566
24 Months	345,892	—	302,176
36 Months	36,200	—	601,421

Borrowers usually make monthly interest repayments followed by a lump sum payment of the principal upon maturity. Since these loans are secured by automobiles, these loans are usually in larger amounts than the consumer loans facilitated on our marketplace.

Loan Assignment Services

We provide loan assignment services to investors of consumer loans so that they can transfer the loans they hold to other investors before the loan reaches maturity. To be eligible to assign his creditor’s rights, an investor must hold the loan for 91 days or more and the remaining tenure may not be less than 31 days. The balance of the principal being assigned may not exceed RMB1,000,000 (approximately $149,005) on a given day. We charge investors a service fee in the range of 1.5% – 7% of the principal amount of the loan assigned. During the period from July 1, 2018 to March 31, 2019, the total amount of service fees received from investors related to loan assignment was RMB1.65 million ($0.24 million).

Our Customers

Borrowers

We believe borrowers on our marketplace generally choose our platform because of its convenient operating system and its attractive interest rates. The majority of borrowers on our marketplace are between ages 25 to 35 and have stable employment. Our borrowers are from all over China but have a larger presence in Guangdong Province (16.2%).

From our inception through March 31, 2019, the number of our registered users reached approximately seven million. As of March 31, 2019, our borrowers consisted of 78% male and 22% female. We strictly prohibit lending to individuals with criminal records, no credit history, or who are on delinquent debtor lists. For the fiscal year ended June 30, 2018 and the six months ended December 31, 2018, 50.86% and 61.59%, respectively, of the borrowers on our marketplace were repeat borrowers, who have borrowed more than once on our platform. We have experienced a high rate of borrower retention on our marketplace consistently over time.

We utilize multiple sales and distribution channels, including online channels, such as our website, mobile applications, social media (such as WeChat), and cooperate with online platforms, such as Rong360, to attract new borrowers.

We also acquire borrowers through referrals from our contractual arrangements with offline partners. Under the contractual arrangements, our offline partners refer their customers with financing needs to us for our loan products and receive service fees from us for borrowers who successfully receive financing through our platform.

Investors

We believe the investors on our marketplace consist primarily of affluent, high net worth investors seeking attractive returns at well-defined risk levels. Currently, we focus our efforts on attracting individual investors.

This large and rapidly growing sector of Chinese individual investors is currently underserved by traditional investment products in China. The average investment returns on our marketplace, ranging from 8% to 15%, are generally higher than those of traditional investment products, including bank deposits, bank closed-end products and trust wealth management products.

From our inception through March 31, 2019, approximately 111,291 investors have invested in loans on our marketplace. The majority of investors on our marketplace are between ages 25 to 35, and are predominantly from Guangdong Province, China, which supplies us with the largest number of investors. From our inception through March 31, 2019, our investors consisted of 55% male and 45% female.

For the fiscal years ended June 30, 2018 and 2017 and the six months ended December 31, 2018, average annual investment returns for investors of automobile loans on our marketplace were 11.55%, 12.64% and 10.70%, respectively, and the annual investment return for investors of consumer loans was 11.20%, 9.98% and 11.09%, respectively. From our inception through March 31, 2019, the average investment amount of automobile loans and consumer loans per investor was RMB64,562 ($9,620). During the fiscal years ended June 30, 2018 and 2017 and the six months ended December 31, 2018, the average investment amount of automobile loans and consumer loans per investor was RMB70,344 ($10,482), RMB39,920 ($5,948) and RMB63,641 ($9,483), respectively. For the fiscal years ended June 30, 2018 and 2017 and the six months ended December 31, 2018, 57.60%, 49.25% and 48.10%, respectively, of the investors on our marketplace were repeat investors, who have invested more than once on our platform.

We attract investors through multiple sales and distribution channels, including our website, mobile applications, social media (such as WeChat) and through cooperation with online platforms, such as Sogou, 360 Search and Rong360 as well as traditional marketing through subway advertisement. We also offer cash rewards to existing online investors upon successful referral of new online investors.

We plan to expand and diversify our investor base by attracting institutional investors, such as banks, trust funds and other institutional investors, as well as more high-net-worth individuals who may invest larger amounts of funds.

Our Business Partners

Rong360

Historically, we relied on our partnership with Rong360 to acquire a significant percentage of borrowers of consumer loans for our marketplace. Pursuant to our agreement with Rong360, Rong360 promotes our marketplace on its website and offline service outlets for which we pay Rong360 referral fees based on the number of qualified borrowers referred. For the fiscal year ended June 30, 2018 and six months ended December 31, 2018, approximately 34% and 2.00%, respectively, of the newly increased registered users of our marketplace were referred by Rong360 and we have paid Rong360 $4,636,821 and $131,234, respectively, in referral fees.

ZDX

We acquire automobile loan borrowers through our collaboration with offline partners such as ZDX. ZDX promotes our platform to its existing and potential clients with financing needs. In consideration for its referral, we pay ZDX a referral fee equal to 1.5% of the principal amount of the first loan of the referred borrower facilitated through our platform. Between January 1, 2018 and March 31, 2019, all of our automobile borrowers were referred by ZDX for which we incurred an aggregate referral fee of approximately $215,393 to ZDX.

Dadi

Pursuant to the business cooperation agreement with Dadi, as supplemented, Dadi guarantees all of the loans facilitated through our platform. The annualized average default rate of loans (before repayment by guarantors) on our marketplace was 6.13%,10.85% and 7.01% for the fiscal years ended June 30, 2018 and 2017 and the six months ended December 31, 2018, respectively. Dadi has repaid all the defaulted loans since we started our cooperation in December 2017. Dadi is required to set up and fund a deposit account, which is solely used to pay for the principal and interest of defaulted loans and needs to be topped up on a monthly basis based on transaction volume as well as withdrawals for loan repayment. If a borrower fails to make a payment before 12:00 a.m. on the date following the due date, he will be deemed in default. As a result, Dadi will make the payment on behalf of the defaulted borrower before 3:00 a.m. on the date following the due date. Dadi will commence its collection activities if the defaulted borrower fails to pay Dadi by 9:00 a.m. the day following the due date. Dadi charges a guarantee fee of 9% for consumer loan borrowers and 2% for automobile loan borrowers. Dadi collects payment including our transaction fees from the defaulting borrowers and pays our service fees to us.

Our Platform and the Transaction Process

We believe that our platform enables a fast loan application process and a superior overall user experience. Our platform involves every step of a loan transaction, from the application process to the funding and servicing of loans. We provide a streamlined application process. We work diligently to complete the application process, which includes a thorough credit assessment and all necessary paperwork. We strive to make credit decisions for consumer loans within four hours and for automobile loans within two days after receipt of all required documents.

Stage 1: Application

Borrowers enter into our platform through our website, mobile applications or other intermediaries to apply for consumer loans or automobile loans. As part of the application process, the prospective borrower is required to provide various personal information which typically includes name, ID card number, address, education and employment information, as well as borrowing history.

For the prospective borrowers for automobile loans, in addition to the required personal identification documents and proof of employment or business operation, we also require borrowers to provide proof of assets including a vehicle registration book, a vehicle travel license and a property ownership certificate.

Stage 2: Verification

After the prospective borrowers submit the application, we can obtain a wide array of personal information from various data sources, using their name, PRC ID card number and mobile phone number.

In addition to our online verification through government websites and third-party car transaction and financing databases, our offline partners also conduct offline inspection of the vehicle and provide us with inspection results for borrowers’ automobile loans. We also have our own automobile appraisers who will conduct a comprehensive appraisal of the automobile, following our automobile inspection procedures and standards to confirm the inspection results from our offline partners.

Stage 3: Credit Assessment and Decision-Making

Consumer Loans

We use our proprietary credit evaluation system, Shenzhi Credit System, to assess and determine borrowers’ creditworthiness for consumer loans. With all the information gathered from the borrowers and third parties, our Shenzhi Credit System will generate a Shenzhi credit score that ranges from 300 to 850 for the prospective consumer loan borrowers (or S Score), which represents the creditworthiness of the borrowers. If the prospective borrower is assigned an S Score of 800 to 850, our system will automatically qualify the loan application. Our system will reject an application in the case of an S Score of below 750. For the S Scores in the range of 750 to 800, we will manually review the application and seek additional information to further access the creditworthiness of the loan applicant. The information we seek during a manual review includes but is not limited to basic personal information, credit history, source of income, use of proceeds and social relationship. This information is used to generate an S Score but is cross checked during manual review to further verify its accuracy and consistency.

The S Score determines the applicant’s loan eligibility, maximum loan amounts and types of repayment schedules. The table below sets forth the maximum loan amounts and types of repayment schedule available to applicants with various S Scores.

S Score	Maximum Loan Amount	Repayment Schedule
845 and above 830 to 844 820 to 829	RMB15,000 ($2,235) RMB13,000 ($1,937) RMB10,000 ($1,490)

Payment of principal and interest at maturity; equal monthly payment of interest and principal; or equal monthly payment of interest with varying monthly payments of principal at the choice of the borrowers

810 to 819 800 to 809	RMB8,000 ($1,192) RMB6,000 ($894)	Equal monthly payment of interest and principal; or equal monthly payment of interest with varying monthly payments of principal at the choice of the borrowers
790 to 799 750 to 789	RMB5,000 ($745) RMB3,000 ($447)	Equal monthly payment of interest with varying monthly payments of principal

The S Score of a borrower has no impact on the interest rate or the term of the loans. The interest rate for our consumer loans is generally fixed and the same for all the consumer loans regardless of their terms and principals. Since the launch of consumer loans in April 2017, the interest rate for all our consumer loans had remained at 10% until it was increased to 13.5% in December 2017 to improve the competitiveness of our loan products and increase the confidence of investors in our marketplace in light of (i) an increase in the loan default rate on the peer-to-peer lending marketplace generally and negative publicity of the peer-to-peer lending industry in 2018 and (ii) uncertainty in the implementation of laws and regulations of the marketplace lending industry. The term of our consumer loans was determined by us when designing the loan products and it’s up to the borrowers to choose the term of the loan based on their need.

The S Score does not affect the transaction fees or guarantee fees, which are generally the same each consumer loan within a certain period of time. Our transaction fees for consumer loans are adjusted from time to time based on similar product competition, our operating expenses and the regulatory environment. Our transaction fee for consumer loans was 8% prior to December 2017 and has remained at 13.5% since December 2017. The guarantee fee is subject to the adjustment of our guarantor based on market competition, default rates and the regulatory environment. The guarantee fee for our consumer loans was 8% prior to December 2017 and has remained at 9% since December 2017.

Automobile Loans

We do not have a grading system for applicants for automobile loans. Our assessment and approval of automobile loan borrowers are based on the evaluation of the prospective borrowers and review of the guarantor’s evaluation reports on the automobiles. Our evaluation of a borrower’s creditworthiness includes, but is not limited to, review and verification of such borrower’s identification, employment, income, ownership of real estate and business, marital status, and prior credit history.

Before the guarantor guarantees the loan, it will conduct a comprehensive inspection of the automobile following our automobile inspection procedures and standards (including inspection of the automobile’s interior and exterior, engine, transmission, circulatory system and electrical system), refer to the current market price of second-handed vehicles in similar conditions, and then give a reasonable evaluation value of the vehicle. Our risk management team will conduct a comprehensive assessment on the prospective borrowers and review the guarantor’s valuation reports on the borrower’s vehicles.

Based on our assessment of the prospective borrower’s creditworthiness and the value of vehicles, we will determine the terms for our automobile loans, including the maximum loan amount, interest rate, term and repayment schedule. Generally, the maximum loan amount is based on a percentage of the value of the vehicles and the interest rate for our automobile loans is fixed and the same for all the loans regardless of their terms and principals. The applicant’s creditworthiness, including ownership of real estate and business, employment status, and income, will affect the interest rate, maximum loan amount, repayment schedule as well as term of the loan. The applicant’s creditworthiness and the value of vehicles do not affect our transaction fees, loan repayment management fees or the guarantee fees, which are the same for all automobile loans during a certain period of time.

The table below shows how the creditworthiness of our automobile loan borrowers impact the terms of the loans.

Borrower Type	Qualifications	Interest Rate	Maximum Loan Amount	Repayment Schedule	Term
I

Has a good credit history and (i) owns certain real property or business in the city where our referring partner is located (ii) is full-time employed, (iii) has stable income or (iv) has demonstrated the ability to pay back the loan

		A discount of up to 10% to the regular interest rate, which is currently 15%	80% – 100% of the value of the vehicle	Either make monthly payments of interest and pay the principal at maturity or make equal monthly payments of interest and principal at the choice of the borrower	Ranging from one month to 36 months, at the choice of borrowers
II

Has a good credit history, is not a resident of the city where our referring partner is located and does not own any real estate in the same city but (i) owns businesses, (ii) has income, or (iii) has demonstrated the ability to pay back the loan

		No discount (15%)	60% – 80% of the value of the vehicle	Make equal monthly payments of interest and principal	Ranging from one month to one year, at the choice of borrowers

We adjust our transaction fee and loan repayment management fee for automobile loans from time to time based on similar product competition, default loan management costs, our operating expenses and the regulatory environment. The guarantee fee is subject to adjustment by our guarantor based on market competition, default rates and regulatory environment. The tables below illustrate the change of our transaction fee, loan repayment management fee and guarantee fee during the fiscal years ended June 30, 2018 and 2017 and for the six months ended December 31, 2018:

Transaction Fee

Period	July – December 2016	January – June 2017	July – August 2017	September – November 2017	December 2017 – June 2018	July 2018 – December 2018
Rate	1.10%	2.30%	0.04%	2.30%	3.00%	3.00%

Loan Repayment Management Fee

Period	July – December 2016	January – April 2017	May 2017	June – September 2017	October 2017	November 2017	December 2017 – December 2017	January 2018 – December 2018
Rate	1.20%	1.50%	17.25%	1.20%	0.01%	2.00%	1.00%	0.00	%*

* Since January 2018, we no longer charge the loan repayment management fee given that our guarantor undertakes the repayment obligation for defaulted loans.

Guarantee Fee

Period	July 2016 – June 2017	July – August 2017	September 2017 – June 2018	July 2018 – December 2018
Rate	2.00%	0.17%	2.00%	2.00%

Following the further credit review, we will either approve the loan or reject the loan application. For the fiscal year ended June 30, 2018, the rate of approval for our consumer loans and automobile loans was 29.75% and 63.49%, respectively. For the six months ended December 31, 2018, the rate of approval for our consumer loans and automobile loans was 13.04% and 56.25%, respectively. We expect these percentages to continue to increase as the number of applicants increases as we enhance our marketing efforts and attract more borrowers.

Stage 4: Approval, Listing and Funding

Once the loan application is approved, we make a loan agreement available online for the prospective borrower’s review and approval. This loan agreement is among the borrower, the investors who fund the borrower’s loan, the third-party guarantee company and us. Upon acceptance of the loan agreement, the loan is then listed on our marketplace for investors to view. Once a loan is listed on our marketplace, investors may then subscribe to the loan. To assist the investor’s evaluation of the loan, we also list certain information of the borrower on our platform, including but not limited to, name, gender, residence, education background, employment, income, current indebtedness, default, and involvement in litigation, use of proceeds, our credit rating and payment guarantee.

The loan agreement is executed digitally once the loan is fully subscribed by investors, and an electronic copy is then forwarded to both the borrower and the investor. The loan agreement sets forth key standard terms, including but not limited to, the identity of the borrower and the investor, the interest rate, the principal amount of the loan, the intended use of loan proceeds, the payment term, the bank account details, the repayment terms, the guarantee terms, our services and responsibilities as facilitator and the applicable penalties on breach and non-payment.

Before the disbursement of the loan proceeds, the loans must be fully subscribed by investors. Once a loan is fully subscribed, funds are then drawn from a custody account and disbursed to the borrower.

As an intermediary, we do not directly receive any funds from investors on our own accounts as funds loaned through our platform are deposited into and settled by a third-party custody account managed by Xin An Bank.

Stage 5: Post- Funding Services

After the loan is disbursed, the borrower follows a detailed loan payment schedule to repay principal and interest to the online investor and pay service fees to us on a monthly basis, with the first payment due one month from the time of loan disbursement. Reminder text messages and phone calls are scheduled a few days in advance of every payment due date. The borrower may schedule automatic monthly payments on the payment due date, or make payments each month using our mobile app.

We maintain a customer service hotline for general question and an investor and borrower dispute resolution hotline to assist customers with any post-funding questions. However, due to our arrangement with the guarantors, we do not participate in the collection of past due loans. Our guarantors will initiate legal action if required, to collect an outstanding loan. We believe the collection activities of our partners are conducted in compliance with all applicable laws and regulations.

Our Technology

The success of our business is dependent on our proprietary data analytics and risk management capabilities, which have enabled us to efficiently operate our platform, accurately determine loan applicants’ creditworthiness and consistently deliver a satisfactory user experience. Since our inception, we have focused on accumulating massive data assets from various data sources and developing our data analytics capabilities, which we believe forms a solid foundation for the efficient operation of our credit assessment, anti-fraud and other risk management systems. To cater to the different needs of our investors and borrowers, we have developed separate mobile applications dedicated to their uses.

Risk Management

We have developed an advanced risk management system leveraging our proprietary technology, algorithms and data sources. Our technology-driven risk management system comprises big data credit reporting systems and the Shenzhi Credit System.

Our big data credit reporting system processes and manages comprehensive data gathered through various sources, including from our own online platform, government and Internet sources, and third-party industry credit report data, supplemented by manual input of data points collected through offline verification. Important data points include the borrowers’ demographic characteristics such as age, gender, level of education, ownership of any assets, credit history, any hits on blacklists, behavioral habits and phone records.

Our Shenzhi Credit System efficiently processes and consolidates all the data collected, and generates an S Score for each borrower applicant. The S Scores assigned to loan applicants range from 300 to 850. Loan applicants receiving a credit score of below 750 are rejected while loan applicants with a credit score of more than 800 are automatically approved. For loan applicants receiving credit scores between 750 and 800, we conduct further credit review before approving any loans. The credit score form the basis of our risk-based pricing and affect the applicant’s eligibility to maximum loan amounts.

Our risk management system has enabled us to assess the credit-worthiness of our borrowers more effectively and provide risk-based pricing for our products to better serve our customers and enhance customer satisfaction. We continuously enhance the sophistication and reliability of our risk management system as our business evolves. For example, we have allied with a number of big data companies to develop the biometric recognition feature of our platform.

We have an independent risk management department, responsible for making risk management policies and rules, risk analysis and reporting, credit decision-making and other risk management activities. Our risk management team consisted of 63 members as of March 31, 2019. Members of our risk management team analyze loan applications and also assist with fraud detection and borrower verification, leveraging skills learned through training and on-the-job experience to evaluate loans on the basis of direct communication with potential borrowers.

To ensure the security of the investment of our investors, we have partnered with Dadi, a qualified guarantee company, to provide investors the assurance that their principal and interest would be repaid in the event that their loans default, and the guarantee company charges borrowers of the consumer loans 9% of the loan amount and borrowers of automobile loans 2% of the loan amount for the guarantee service. All our currently outstanding loans are guaranteed by Dadi.

Competition

The online internet finance marketplace industry in China is intensely competitive and we compete with many other online internet finance platforms. As we conduct the bulk of our operations in Guangdong Province, China, we face competition within this area, and our primary competitors include Touna, Mindai, Damailicai, PPMoney, and Xiaoying. These companies are established lending marketplaces with large and existing borrower and investor bases as well as substantial financial resources. We also compete with online peer-to-peer lending marketplaces outside of Guangdong Province, such as Yirendai, Hexindai, and Weidai. In light of the strengthening regulatory environment in the peer-to-peer lending industry, we anticipate that more established internet, technology and financial services companies that possess large, existing user bases, substantial financial resources and established distribution channels may survive in the market competition in the future.

We also compete with other financial products and companies that attract borrowers, investors or both. With respect to borrowers, we compete with other internet finance marketplaces and traditional financial institutions, such as consumer finance business units in commercial banks, credit card issuers and other consumer finance companies. With respect to investors, we primarily compete with other investment products and asset classes, such as equities, bonds, investment trust products, bank savings accounts and real estate.

Intellectual Property

We use a combination of trade secrets, software copyrights, trademarks, know-how and other rights to protect our intellectual property and our brand. We have completed registration of two “HeZhong E-Loan” trademarks with the Trademark Office of the State Administration for Industry & Commerce of the PRC. We have registered 13 computer software copyrights with the PRC National Copyright Administration. We have also registered our domain name, www.hzed.com.

In addition to our intellectual property rights, we also enter into contracts with our employees and third-party partners to prevent the unauthorized dissemination of our technology. To date, we have not experienced a material misappropriation of our intellectual property. Despite our efforts to protect our proprietary rights, third parties may attempt to use, copy or otherwise obtain and market or distribute our proprietary technology or develop a platform that is similar to our marketplace. We cannot be certain that the steps we have taken or will take in the future will prevent misappropriation of our technology and intellectual property rights. For a description of the risks related to our intellectual property rights, please see “Risk Factors — Risks Related to Our Business and Industry — Any failure to protect our own intellectual property rights could impair our brand, negatively impact our business or both.”

Data Policy

We have adopted a strict internal data policy and personal information protection policy to ensure the data of our borrowers and investors, as well as our own information, is protected. We use encrypted storage of sensitive data, including data loss prevention solutions. Our network is configured with multiple layers of protection to protect our databases from unauthorized access, and we use sophisticated security protocols for communication between applications. To prevent unauthorized access to our system, we utilize software systems to automatically detect and protect against attacks. Internally, we limit and minimize authorized access to protected information provided by users through a variety of techniques, including network access authentication and division of network security domains. We continually improve and enhance our data and system security through routine checks and timely backup and upgrades.

Employees

We had 327 and 104 full-time employees as of June 30, 2018 and 2017, respectively. The significant increase in the number of employees in the fiscal year ended June 30, 2018 resulted from the expansion of our business. The following table sets forth the number of our full-time employees categorized by function as of June 30, 2018:

Function	Number of Employees
General and Administration	30
Risk Management	60
Operation	58
Marketing	56
Technology	99
Finance	24
Total	327

As of June 30, 2018, all of our employees were based in China, where our principal executive offices are located.

We invest significant resources in the recruitment of employees in support of our business operations. We have established comprehensive training programs, including orientation programs and on-the-job-training, to enhance performance and service quality. We also regularly conduct employee training courses in the areas of risk management, managerial skills, company culture and communications.

As required by regulations in China, we participate in various government statutory social security plans, including a pension contribution plan, a medical insurance plan, an unemployment insurance plan, a work-related injury insurance plan, a maternity insurance plan and a housing provident fund. We are required under PRC law to contribute to social security plans at specified percentages of the salaries, bonuses and certain allowances of our employees up to a maximum amount specified by the local government from time to time.

We enter into standard labor contracts and confidentiality agreements with our employees.

Facilities

Our headquarters are approximately 678 square meters at Suite 503, Floor 5, Building 1, Dachong Business Center, No. 9680 Shennan Road, Nanshan District, Shenzhen, Guangdong, China. We lease this space under a lease that expires on September 27, 2019. We also maintain another office that is approximately 1,494 square meters, located at 21 Xingguo Road, 12th Floor, Tianhe District, Guangzhou City, Guangdong Province, China. We lease this space under a lease that expires on July 31, 2019. We believe our facilities are sufficient for our current needs and that, should it be needed, suitable additional space will be available on commercially reasonable terms to accommodate any such expansion of our operations.

Legal proceedings

We are currently not a party to any material legal or administrative proceedings. We may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of business. Litigation or any other legal or administrative proceeding, regardless of the outcome, may result in additional costs and diversion of our resources, including our management’s time and attention.

REGULATION

This section sets forth a summary of the most significant laws, rules and regulations that affect our business activities in the PRC and our shareholders’ rights to receive dividends and other distributions from us.

As an online peer-to-peer lending marketplace connecting investors with borrowers, we are regulated by various government authorities, including, among others:

•        the MIIT, regulating telecommunications and telecommunication-related activities, including, but not limited to, the internet information services and other value-added telecommunication services;

•        the CBRC and the CBIRC, regulating financial institutions and promulgating the regulations related to the administration of financial institutions;

•        the PBOC, as the Central Bank of China, regulating the formation and implementation of monetary policy, issuing the currency, supervising the commercial banks and assisting the administration of the financing;

The relevant regulations promulgated by such government authorities are described below.

Regulations Relating to Foreign Investment

The Draft PRC Foreign Investment Law

In January 2015, the MOFCOM published a discussion draft of the proposed Foreign Investment Law for public review and comments. The draft law purports to change the existing “case-by-case” approval regime to a “filing or approval” procedure for foreign investments in China. The State Council will determine a list of industry categories that are subject to special administrative measures, which is referred to as a “negative list,” consisting of a list of industry categories where foreign investments are strictly prohibited, or the “prohibited list” and a list of industry categories where foreign investments are subject to certain restrictions, or the “restricted list.” Foreign investments in business sectors outside of the “negative list” will only be subject to a filing procedure, in contrast to the existing prior approval requirements, whereas foreign investments in any industry categories that are on the “restricted list” must apply for approval from the foreign investment administration authority.

The draft for the first time defines a foreign investor not only based on where it is incorporated or organized, but also by using the standard of “actual control.” The draft specifically provides that entities established in China, but “controlled” by foreign investors will be treated as FIEs. Once an entity is considered to be an FIE, it may be subject to the foreign investment restrictions in the “restricted list” or prohibitions set forth in the “prohibited list.” If an FIE proposes to conduct business in an industry subject to foreign investment restrictions in the “restricted list,” the FIE must go through a market entry clearance by the MOFCOM before being established. An FIE is prohibited from conducting business in an industry subject to foreign investment prohibitions in the “prohibited list”. However, an FIE that conducts business in an industry that is in the “restricted list,” upon market entry clearance, may apply in writing for being treated as a PRC domestic investment if it is ultimately “controlled” by PRC government authorities and its affiliates and/or PRC citizens. In this connection, “control” is broadly defined in the draft law to cover the following summarized categories: (i) holding 50% or more of the voting rights of the subject entity; (ii) holding less than 50% of the voting rights of the subject entity but having the power to secure at least 50% of the seats on the board or other equivalent decision making bodies, or having the voting power to exert material influence on the board, the shareholders’ meeting or other equivalent decision making bodies; or (iii) having the power to exert decisive influence, via contractual or trust arrangements, over the subject entity’s operations, financial matters or other key aspects of business operations. According to the draft, variable interest entities would also be deemed as FIEs, if they are ultimately “controlled” by foreign investors and subject to restrictions on foreign investments. However, the draft law has not taken a position on what actions will be taken with respect to the existing companies with the “variable interest entity” structure, whether or not these companies are controlled by Chinese parties.

The draft emphasizes the security review requirements, whereby all foreign investments that jeopardize or may jeopardize national security must be reviewed and approved in accordance with the security review procedure. In addition, the draft imposes stringent ad hoc and periodic information reporting requirements on foreign investors and the applicable FIEs. Aside from investment implementation report and investment amendment report that are required at each investment and alteration of investment specifics, an annual report is mandatory, and large foreign investors meeting certain criteria are required to report on a quarterly basis. Any company found to be non-compliant with these information reporting obligations may potentially be subject to fines and/or administrative or criminal liabilities, and the persons directly responsible may be subject to criminal liabilities.

The draft is now open for public review and comments. It is still uncertain when the draft would be signed into law and whether the final version would have any substantial changes from the draft. When the Foreign Investment Law becomes effective, the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations, will be abolished.

PRC Foreign Investment Law

On March 15, 2019, the NPC approved the Foreign Investment Law, which will take effect on January 1, 2020 and replace three existing laws on foreign investments in China, namely, the PRC Equity Joint Venture Law, the PRC Cooperative Joint Venture Law and the Wholly Foreign-owned Enterprise Law, together with their implementation rules and ancillary regulations. The Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic invested enterprises in China. The Foreign Investment Law establishes the basic framework for the access to, and the promotion, protection and administration of foreign investments in view of investment protection and fair competition.

According to the Foreign Investment Law, “foreign investment” refers to investment activities directly or indirectly conducted by one or more natural persons, business entities, or otherwise organizations of a foreign country (collectively referred to as “foreign investor”) within China, and the investment activities include the following situations: (i) a foreign investor, individually or collectively with other investors, establishes a foreign-invested enterprise within China; (ii) a foreign investor acquires stock shares, equity shares, shares in assets, or other like rights and interests of an enterprise within China; (iii) a foreign investor, individually or collectively with other investors, invests in a new project within China; and (iv) investments in other means as provided by laws, administrative regulations, or the State Council.

According to the Foreign Investment Law, the State Council will publish or approve to publish the “negative list” for special administrative measures concerning foreign investment. The Foreign Investment Law grants national treatment to FIEs, except for those FIEs that operate in industries deemed to be either “restricted” or “prohibited” in the “negative list”. Because the “negative list” has yet to be published, it is unclear whether it will differ from the current Special Administrative Measures for Market Access of Foreign Investment (Negative List). The Foreign Investment Law provides that FIEs operating in foreign restricted or prohibited industries will require market entry clearance and other approvals from relevant PRC governmental authorities. If a foreign investor is found to invest in any prohibited industry in the “negative list”, such foreign investor may be required to, among other aspects, cease its investment activities, dispose of its equity interests or assets within a prescribed time limit and have its income confiscated. If the investment activity of a foreign investor is in breach of any special administrative measure for restrictive access provided for in the “negative list”, the relevant competent department shall order the foreign investor to make corrections and take necessary measures to meet the requirements of the special administrative measure for restrictive access.

Besides, the PRC government will establish a foreign investment information reporting system, according to which foreign investors or foreign-invested enterprises shall submit investment information to the competent department for commerce concerned through the enterprise registration system and the enterprise credit information publicity system, and a security review system under which the security review shall be conducted for foreign investment affecting or likely affecting the state security.

Furthermore, the Foreign Investment Law provides that foreign invested enterprises established according to the existing laws regulating foreign investment may maintain their structure and corporate governance within five years after the implementing of the Foreign Investment Law.

In addition, the Foreign Investment Law also provides several protective rules and principles for foreign investors and their investments in the PRC, including, among others, that a foreign investor may freely transfer into or out of China, in Renminbi or a foreign currency, its contributions, profits, capital gains, income from disposition of assets, royalties of intellectual property rights, indemnity or compensation lawfully acquired, and income from liquidation, among others, within China; local governments shall abide by their commitments to the foreign investors; governments at all levels and their departments shall enact local normative documents concerning foreign investment in compliance with laws and regulations and shall not impair legitimate rights and interests, impose additional obligations onto FIEs, set market access restrictions and exit conditions, or intervene with the normal production and operation activities of FIEs; except for special circumstances, in which case statutory procedures shall be followed and fair and reasonable compensation shall be made in a timely manner, expropriation or requisition of the investment of foreign investors is prohibited; and mandatory technology transfer is prohibited.

Industry Catalogue Relating to Foreign Investment

Investment activities in the PRC by foreign investors are principally governed by the Guidance Catalogue of Industries for Foreign Investment promulgated and as amended from time to time by the National Development and Reform Commission (the “NDRC”) and the MOFCOM (the “Catalogue”). In June 2017, the MOFCOM and the NDRC promulgated the Catalogue (2017 Revision), which became effective in July 2017 and was amended in June 2018. Industries listed in the Catalogue are divided into three categories: encouraged, restricted and prohibited. Industries not listed in the Catalogue are generally deemed as constituting a fourth “permitted” category. Establishment of wholly foreign-owned enterprises is generally allowed in encouraged and permitted industries. Some restricted industries are limited to equity or contractual joint ventures, while in some cases Chinese partners are required to hold the majority interests in such joint ventures. In addition, restricted category projects are subject to higher-level government approvals. Foreign investors are not allowed to invest in industries in the prohibited category. Industries not listed in the Catalogue are generally open to foreign investment unless specifically restricted by other PRC regulations.

Our PRC subsidiary, Helizhong Consulting, is mainly engaged in providing management and consulting services, which fall into the “encouraged” or “permitted” category under the Catalogue. Our PRC subsidiary has obtained all material approvals required for its business operations. However, industries such as value-added telecommunication services (except E-Commerce), including Internet information services, are restricted from foreign investment. Shenzhen HeZhong, our consolidated variable interest entity, provides the value-added telecommunication services that are in the “restricted” category.

Foreign Investment in Value-Added Telecommunication Services

The Telecommunications Regulations of PRC promulgated in September 2000 and amended in July 2014 and February 2016 respectively by the State Council and its related implementation rules, including the Catalogue of Classification of Telecommunications Business (Version 2015) issued by the MIIT, categorize various types of telecommunications and telecommunication-related activities into basic or value-added telecommunication services. On July 3, 2017, the MIIT promulgated the Administrative Measures on Telecommunications Business Permits (2017), which became effective on September 1, 2017 and set forth more specific provisions regarding the types of licenses required to operate value-added telecommunication services, the qualifications and procedures for obtaining such licenses and the administration and supervision of such licenses. Under these regulations, a commercial operator of value-added telecommunication services must first obtain a license for value-added telecommunication business, or value-added telecommunications service license, from the MIIT or its provincial level counterparts.

The Provisions on Administration of Foreign Invested Telecommunications Enterprises, promulgated by the State Council in December 2001 and subsequently amended in September 2008 and February 2016, prohibit a foreign investor from owning more than 50% of the total equity interest in any value-added telecommunications service business in China and require the major foreign investor in any value-added telecommunications service business in China have a good and profitable record and operating experience in this industry.

In July 2006, the Ministry of Information Industry which was integrated into the MIIT with other governmental departments in March 2008, issued the Circular of the Ministry of Information Industry on Strengthening the Administration over Foreign Investment in the Operation of Value-Added Telecommunications Business, or the MIIT Circular. According to the MIIT Circular, a foreign investor in the telecommunications service industry must establish an FIE and apply for a telecommunications service license. The MIIT Circular also requires that: (i) PRC domestic telecommunication enterprises must not, through any form, lease, transfer or sell a telecommunication service license to a foreign investor, or provide resources, offices and working places, facilities or other assistance to support illegal telecommunication service operations by a foreign investor; (ii) value-added telecommunication enterprises or their shareholders must directly own the domain names and trademarks used in their daily operations; (iii) each value-added telecommunications enterprise must have necessary facilities for its approved business operations and maintain such facilities only in the regions covered by its license; and (iv) all value-added telecommunication enterprises are required to maintain network and internet security in accordance with the standards set forth in relevant PRC regulations. If a license holder fails to comply with these requirements in the MIIT Circular and cure any non-compliance, the Ministry of Information Industry or its local counterparts have the discretion to take measures against such license holder, including revoking its value-added telecommunications service license.

In August 17, 2016, the CBRC, the MIIT, the Ministry of Public Security and Cyberspace Administration of China issued Interim Measures. According to the Interim Measures, all online lending intermediaries shall apply for a telecommunication business license from the telecommunications regulatory authority after completing the filing and registration with the local finance authorities.

In October 2016, the CBRC, the MIIT and the SAIC jointly issued the Guidance to the Administration of Filing and Registration of Online Lending Information Intermediaries (the “Circular 160”) to establish the general filing and registration rules for online lending intermediaries. The Circular 160 also requires the online lending intermediaries to complete filing and registration first before applying for a license for a value-added telecommunications business. Since the implementation of the Interim Measures in August 2016, Shenzhen telecommunications regulatory authority has not accepted any online lending intermediary’s application for a license for a value-added telecommunications business because no online lending intermediary in Shenzhen has completed its filing and registration with local finance authorities and received the registration certificate from local finance authorities.

Our online marketplace, operated by our consolidated variable interest entity, Shenzhen HeZhong, may be deemed to be providing commercial internet information services, which would require Shenzhen HeZhong to obtain an ICP License. An ICP License is a value-added telecommunications business operating license required for the provision of commercial internet information services. In light of the Interim Measures and the Circular 160, Shenzhen HeZhong suspended its application for an ICP license as an internet information provider but will resume its application after the completion of its filing and registration with local finance authorities. Given the ambiguity of PRC laws and regulations, we may not obtain the ICP license at all or in time and we cannot predict the impact of any delay or failure to obtain the ICP license will have on our financial conditions and results of operations.

Regulations Relating to Peer-to-Peer Lending Business

Due to the relatively brief history of the marketplace lending industry in China, a comprehensive regulatory framework governing our industry has yet to be established. Even though a number of specific regulations on online lending information services have been enacted in the past few years, detailed guidance and interpretation have yet to be promulgated by regulators. On July 18, 2015, ten PRC regulatory agencies, including the PBOC, the MIIT and the CBRC, jointly issued the Guidelines. The Guidelines define online peer-to-peer lending as direct loans between parties through an Internet platform, which is under the supervision of CBRC, and governed by the PRC Contract Law, the General Principles of the Civil Law of the PRC, and related judicial interpretations promulgated by the Supreme People’s Court. The Guidelines require that online peer-to-peer lending service providers must do the following:

(i)     act as an intermediary platform to provide information exchange, matching, credit assessment and other intermediary services, and must not provide credit enhancement services and/or engage in illegal fund-raising;

(ii)    complete registration with the relevant local counterpart of the MIIT in accordance with implementation regulations that may be promulgated by the MIIT or/and the Office for Cyberspace Affairs pursuant to the Guidelines;

(iii)   set up a custody account with a qualified bank in order to deposit, manage and supervise borrower and investor funds, and separate borrower and investor funds from the funds of the online peer-to-peer lending service provider, with that custody account being subject to independent audits, the results of which must be disclosed to investors and borrowers, all in accordance with implementation regulations that may be promulgated by the PBOC and other relevant regulatory agencies pursuant to the Guidelines;

(iv)   fully disclose all relevant information to customers, including but not limited to the online peer-to-peer lending service provider’s financial status, transaction model, the rights and obligations of customers, and provide customers with reminders of the risk of loss;

(v)    not disseminate any untrue information and conduct any bundle sales;

(vi)   protect the personal information of the online peer-to-peer lending service provider’s customers from any unauthorized disclosure, and must not sell and/or disclose such information illegally; and

(vii)  establish a customer identification program, monitor and report suspicious transactions, preserve customer information and transaction records, and provide assistance to the public security department and judicial authorities in investigations and proceedings in relation to anti-money laundering matters.

In April 2016, to further implement the requirements specified in the Guidelines, the General Office of the State Council and fifteen regulatory agencies (including the CBRC) promulgated the Implementation Plan of Specific Rectification for Risks in Internet Finance and the Implementation Plan of Specific Rectification for Risks in Online Peer-to-Peer Lending (the “Implementation Plan”). The Implementation Plan emphasizes several requirements that are contemplated for the rectification of the peer-to-peer lending service industry, which includes, among others, that (i) an online peer-to-peer lending service provider is an information intermediary; (ii) the lending through the online platform conducted by such service provider meets the standards of direct lending, namely the direct lending from individuals to individuals realized through the online platform; (iii) the online peer-to-peer lending service provider shall not violate regulatory “red lines”, including setting up any capital pools, financing for itself, promising on a guarantee of principal and interest and etc.; (iv) the funds of lenders and borrowers shall be deposited with eligible third-party custodian accounts and (v) full, timely and objective disclosure of the information, and the establishment of information security measures.

On August 17, 2016, CBRC, MIIT, the Ministry of Public Security and Cyberspace Administration of China issued the Interim Measures, pursuant to which online lending information intermediaries shall provide information services to lenders and borrowers under the principles of integrity, voluntariness and fairness according to the law, and protect their legitimate rights and interests, and shall not provide value-added services, or directly or indirectly raise funds, absorb public deposits or jeopardize national or social public interests. The Interim Measures provide that none of online lending information intermediary may engage in or be entrusted to engage in any of the following activities:

(i)     financing for its own projects, or doing so in a disguised form;

(ii)    accepting or collecting lenders’ funds, directly or indirectly;

(iii)   offering guarantees to lenders or promise guaranteed returns, directly or disguisedly;

(iv)   promoting, or entrusting or authorizing any third party to promote financing projects at any physical location other than electronic channels like internet, fixed phones and mobile phones;

(v)    granting loans, unless otherwise provided by laws and regulations;

(vi)   dividing the term of financing projects;

(vii)  selling its own wealth management products and other financial products to raise fund, or sell banks’ wealth management products, brokers’ assets management products, funds, insurance or trust products, or other financial products on behalf of others;

(viii) providing asset securitization services or transfer creditor’s rights in form of packaged assets, securitized assets, trust assets or fund shares;

(ix)   mixing, bundling or selling as an agent in any form the investment, sales agent and brokerage services of other institutions unless permitted by laws and regulations, and regulatory rules on internet lending;

(x)    fabricating a financing project, exaggerate the earnings prospects of a financing project, conceal its flaws and risks, falsely advertise or promote a project with ambiguity in language or other deceptive means, make up or spread false information or incomplete information to damage the commercial reputation of others, misleading lenders or borrowers;

(xi)   providing information intermediation services for high-risk financing projects in which loans are used in stock investments, OTC margin financing, futures contracts, structured products and other derivatives;

(xii)  providing equity crowdfunding services; and

(xiii) other activities prohibited by laws and regulations, and regulatory rules on internet lending. Internet lending shall be dominated by small loans.

The Interim Measures also stipulates that an online lending information intermediary shall, based on its risk management capability, set upper limits of loan balance of a single borrower borrowed from a single online lending information intermediary and from all online lending information intermediaries to avoid credit concentration risk. The loan balance upper limit for a natural person shall be not more than RMB200,000 (approximately $29,801) borrowed from a single online lending information intermediary platform and not more than RMB1 million (approximately $149,005) in total maximum from all platforms. The maximum loan balance for a legal person or other organizations shall be not more than RMB1 million (approximately $149,005) borrowed from a single online lending information intermediary platform and not more than RMB5 million (approximately $745,023) in total from all platforms.

On February 22, 2017, the CBRC released the Custodian Guidelines, which provide detailed requirements for setting up a custody account with a qualified bank and depositing online lending funds. The Custodian Guidelines define online lending funds as the special lending funds and related funds deposited by the custodian pursuant to the entrustment of online lending information intermediary (as the principal), which are formed by borrowers, lenders and guarantors, etc. in their investment and financing activities. The Guidelines of Depositing Lending Funds define a custodian as a commercial bank that provides custody services for the online lending business. In the online lending funds custody business, the principal should perform the following duties:

(i)     to be responsible for the continuous development and safe operation of the technical system of the online peer-to-peer lending platform;

(ii)    to organize the implementation of the information disclosure of the online lending information intermediary, including but not limited to the basic information of the principal, the information of the lending project, the basic information and operation of the borrower, the information of the participants, etc., which should be fully disclosed to the custodian;

(iii)   to check the accounts with the custodian on a daily basis to ensure the accuracy of the system data;

(iv)   to keep the records, account books, statements and other relevant materials of the online lending business, and the relevant paper or electronic information shall be kept for more than five years after the expiration of the lending contract;

(v)    to organize an independent audit of the client’s fund custody account and to disclose the audit results to the client;

(vi)   to fulfill and cooperate with the custodian to perform the anti-money laundering obligations; and

(vii)  other duties stipulated in laws, administrative regulations, rules, other regulatory documents and online lending funds deposit contracts.

Where the principal and custodian that have carried out custodian business of online lending funds fail to comply with the requirements of the Custodian Guidelines, they shall effect rectification for a period of no more than six months, which may subject to the adjustment from the relevant regulatory departments from time to time. Where they fail to effect rectification within such period, they shall be treated in accordance with the Interim Measures and other laws and regulations.

In May 2017, CBRC, Ministry of Education and Ministry of Human Resources and Social Security issued the Notice on Further Strengthening the Regulation and Management Work of Campus Online Lending Business, or the Circular 26. The Circular 26 provides that (i) the commercial banks and the policy banks may research and develop financial products and provide loans that provide general assistance to college students and support them in areas such as learning and training, consumption and entrepreneurship, and provide customized and quality financial services to college students with reasonable credit limits and interest rates; (ii) any entity established without approval of the relevant banking regulatory authority shall not provide any credit services to college students so as to eliminate fraud, usurious loans or violent loan collections; and (iii) all campus online lending business conducted by the online lending information intermediaries shall be suspended and the outstanding balance of online campus loans shall be gradually reduced until reaching a zero balance.

In accordance with the Custodian Guidelines and the Interim Measures, on August 23, 2017, the CBRC issued the Disclosure Guidelines, which stipulates that peer-to-peer lending information intermediary platforms shall disclose relevant information on their websites and other Internet channels, and the Disclosure Guidelines have provided detailed requirements for such information disclosure. According to the Disclosure Guidelines, to the extent that peer-to-peer lending information intermediary platforms that have provided the services before the issuance of the Disclosure Guidelines are not in full compliance with the requirements, they are required to make rectification within a six-month rectification period starting from the date that the Disclosure Guidelines was promulgated. For platforms that fail to make such rectifications, sanctions could be imposed by the relevant regulatory departments, including but not limited to, supervision interviews, warning letters, rectifications, tainted integrity records, fines up to RMB30,000 ($4,470), and criminal liabilities if the act constitutes a criminal offense.

In December 2017, the Internet Finance Rectification Office and the Online Lending Rectification Office jointly issued the Circular 141, outlining general requirements on the “cash loan” business conducted by network micro-credit companies, banking financial institutions and online lending information intermediaries. The Circular 141 specifies the features of “cash loans” as not relying on consumption scenarios, with no specified use of loan proceeds, no qualification requirement on customers and unsecured etc. The Circular 141 sets forth several general requirements with respect to “cash loan” business, including, without limitation: (i) no organizations or individuals may conduct the lending business without obtaining approvals for the lending business, (ii) the aggregated borrowing costs of borrowers charged by institutions in the forms of interest and various fees should be annualized and subject to the limit on interest rate of private lending set forth in the Private Lending Judicial Interpretations issued by the Supreme People’s Court, (iii) all relevant institutions shall follow the “know-your-customer” principle and prudentially assess and determine the borrower’s eligibility, credit limit and cooling-off period, etc. Loans to any borrower without income sources are prohibited, and (iv) all relevant institutions shall enhance the internal risk control and prudentially use the “data-driven” risk management model.

The Circular 141 emphasizes several requirements on the online lending information intermediaries. For instance, such intermediaries are prohibited from facilitating any loans to students or other persons without a repayment source or a repayment capacity, or loans with no designated use of proceeds. Also, such intermediaries are not permitted to deduct interest, handling fees, management fees or deposits from the principal of loans provided to the borrowers in advance.

In December 2017, the Online Lending Rectification Office issued the Circular 57, which requires the office together with local financial regulatory authorities, local branches of the CBRC and the People’s Bank of China, public security bureaus, telecommunication administrative agencies and local administration of industry and commerce to jointly inspect and determine whether an online lending intermediary complies with the Interim Measures. The Circular 57 further clarifies several matters including, among other things, the assignment of creditor’s right, the risk reserve fund, the fund depository, the comprehensive return rate of lending amount and cash loan, the registration requirements for online lending intermediaries and its branches, offline operation and the scale of businesses for online lending intermediary platforms, co-operation between online lending intermediary platforms and local financial exchanges, the outsourcing of the business and establishment of branches and disclosure of the information of online lending intermediary platforms and its infrastructure etc. Additionally, the Circular 57 promulgates that an online lending intermediary can be registered with the local financial regulatory authority only after passing inspection and receiving an acceptance certificate or document issued jointly by local financial regulatory authority and local counterparts of the CBRC. The Circular 57 requires that the registration of major online lending intermediary platforms shall have been completed before April 2018 and no later than the end of June 2018 for highly complicated cases. However, none of the online lending intermediaries’ filing with local financial regulatory authorities were accepted prior to June 2018 and the compliance deadline has been further postponed.

Pursuant to Provision 1 of the attachment to Circular 57, “Super Lender” business mode was regarded as a violation of the regulation, through which the senior executives or the affiliated persons of the online lending intermediaries under the authorization of online lending intermediaries, directly lend the money to the borrowers under the loan agreements given, then assigns the creditor’s rights to the actual lenders online through the online lending intermediaries. Before the promulgation of Circular 57, Shenzhen HeZhong had operated “Super Lender” mode for automobile loans from November 2015 to January 2018. However, since January 2018, after the promulgation of Circular 57, Shenzhen HeZhong has ceased the “Super Lender” mode for automobile loans in compliance with the regulation since January 2018. Under this business mode, the automobile borrowers get loans from the investors online directly.

On July 9, 2018, PBOC convened a meeting with member agencies of the Internet Finance Rectification Office regarding deploying the next step for the special risk rectification of internet finance. At the meeting, the vice president of PBOC stated that the special risk rectification of internet finance would be completed within the next one or two years. It was indicated at the meeting that the governmental registration for online lending intermediaries was postponed and it would start in one or two years.

On August 13, 2018, the Online Lending Rectification Office issued the Circular 63. According to Circular 63, all the online lending information intermediaries shall start three types of inspection according to the national inspection standard list attached, including the self-inspection conducted by the online lending information intermediaries, the self-discipline inspection conducted by local internet finance associations or other local organizations and the administrative verification conducted by the local Online Lending Rectification Offices. All of these compliance inspections shall be completed before the end of 2018. The online lending information intermediaries that successfully pass these inspections and verification and maintain their operations for a certain period of time are eligible to file a governmental registration with the local financial authorities in 2019. Circular 63 includes the national inspection standard list for online lending information intermediaries, or the Compliance Inspection Items List.

Circular 63 states that the above-mentioned inspections and verification shall be conducted according to the Interim Measures, the Circular 160, the Guidance to the Custodian Guidelines and the Disclosure Guidelines. Circular 63 highlights and reaffirms the top 10 areas for inspection as follows:

(i)     Whether the online lending information intermediary strictly operates as an information intermediary between borrowers and lenders or provides any credit services to the clients,

(ii)    Whether the online lending information intermediary has a capital pool or makes any payment on behalf of its users,

(iii)   Whether the online lending information intermediary is financing for its own projects, or doing so in a disguised form,

(iv)   Whether the online lending information intermediary is offering guarantees to lenders or promises guaranteed returns, directly or disguisedly,

(v)    Whether the online lending information intermediary provides guaranteed repayment of principal,

(vi)   Whether the online lending information intermediary evaluates the risk of the borrowers and makes a hierarchy management of such borrowers,

(vii)  Whether the online lending information intermediary fully discloses all information regarding the risk of borrowers,

(viii) Whether the online lending information intermediary adheres to the online lending principle of the small-amount and scattered manner when participating in network-based lending,

(ix)   Whether the online lending information intermediary has sold any kinds of asset management products, or authorized any related organizations to sell any asset management products, and

(x)    Whether the online lending information intermediary is attracting the lenders or investors by exaggerating the earnings prospects of a financing project.

In accordance with the Circular 63, the local finance regulatory authority in Shenzhen requires that the online lending information intermediaries established in Shenzhen comply with the inspection requirements under Circular 63 beginning September 12, 2018. We have completed our self-inspection process and submitted our self-inspection report to the relevant regulatory authority in October 2018. On December 20, 2018, Shenzhen Internet Finance Association completed the self-discipline inspection on us. From May 28, 2019 to May 31, 2019, the local Internet Finance Rectification Office conducted an administrative verification on Shenzhen HeZhong.

On December 19, 2018, the Internet Finance Rectification Office and the Online Lending Rectification Office jointly issued Circular 175, in which the regulatory authorities, for the first time, classified the online lending institutions in detail and explained separately the disposal methods based on risk conditions.

Circular 175 classifies P2P lending marketplaces into six categories: (i) marketplaces on which investors are not fully repaid or that are otherwise unable to operate their businesses and under investigation of the public security department, (ii) marketplaces that have been unable to operate their businesses but are not under investigation of the public security department, (iii)shell companies with zero loan balance or loan origination for more than three months and marketplaces that no longer facilitate loan application and investment, or are otherwise not in operation (which are referred to in Circular 175 as “zombie” marketplaces), (iv) small-scale marketplaces, which shall be determined based on factors including outstanding balance and number of investors by provincial governmental agencies, and (v) marketplaces with high risks, for instance, marketplaces that fund loans to themselves or facilitate sham loans, marketplaces with unclear fund flows, marketplaces with massive negative publicity and complaints, and marketplaces that refuse to or are reluctant to rectify non-compliant operations and (vi) Normal Marketplaces. Different categories of marketplaces under Circular 175 are subject to different disposal methods: for type (i) marketplaces, the local public security department shall actively recover the losses suffered by investors; for type (ii) marketplaces, the local government shall set up a special risk rectification office coordinating with the public security department to smoothly and orderly handle the risks; for “zombie” marketplaces, the local regulatory authorities shall guide them to exit the P2P lending industry as soon as possible; for small-scale marketplaces, local regulatory authorities shall guide them to exit without triggering any risk; for high- risk marketplaces, the local regulatory authorities shall guide them exit smoothly and Normal Marketplaces are allowed to continue to operate in the P2P lending industry but must be guided to strictly get rid of their illegal and incompliant business practices.

Our marketplace serves as an information intermediary between the borrowers and lenders and we are not a party to the loans facilitated on our platform. We have taken measures to comply with the laws and regulations that are applicable to our business operations. However, due to the lack of detailed governmental registration guidelines for online lending intermediaries and the possibility that the PRC government authority may promulgate new laws and regulations regulating peer-to-peer lending services in the future, we cannot assure you that all of our practice would be deemed to comply with all of the PRC laws or regulations. See “Risk Factors — Risks Related to Our Business — The laws and regulations governing the online peer-to-peer lending industry in China are rapidly developing and subject to changes. If we fail to comply with existing and future applicable laws, regulations or requirements of local regulatory authorities, our business, financial condition and results of operations would be materially and adversely affected.

Regulations on Loans Between Individuals

The Contract Law of the PRC which became effective in October 1999 (the “Contract Law”), governs the formation, validity, performance, enforcement and assignment of contracts. The PRC Contract Law confirms the validity of loan agreement between individuals and provides that the loan agreement becomes effective when the individual lender provides the loan to the individual borrower. The PRC Contract Law requires that the interest rates charged under the loan agreement must not violate the applicable provisions of the PRC laws and regulations. In accordance with the Private Lending Judicial Interpretations, which came into effect on September 1, 2015, private lending is defined as financing between individuals, legal entities and other organizations. When private loans between individuals are paid by wire transfer, through online peer-to-peer lending platforms or by other similar means, the loan contracts between individuals are deemed to be validated upon the deposit of funds to the borrower’s account. In the event that the loans are made through an online peer-to-peer lending platform and the platform only provides intermediary services, the courts shall dismiss the claims of the parties concerned against the platform demanding the repayment of loans by the platform as guarantors. However, if the online peer-to-peer lending service provider guarantees repayment of the loans as evidenced by its web page, advertisements or other media, or the court is provided with other proof, the lender’s claim alleging that the peer-to-peer lending service provider shall assume the obligations of a guarantor will be upheld by the courts.

The Private Lending Judicial Interpretations also provide that the People’s Court will uphold the interest rate charged by the investor if the agreements between the lender and borrower on loans with interest rates not exceeding 24% per annum. With respect to loans with interest rates between 24% and 36% per annum, if the interest on the loans has already been paid to the lender, and so long as such payment has not damaged the interest of the state, the community or any third parties, the courts will likely turn down the borrower’s request to demand the return of the interest payment. If the interest rate of a private loan is higher than 36% per annum, the excess will not be enforced by the courts. Under the Private Lending Judicial Interpretations, the interest rate per annum includes interest rate, default interest rate and or default penalty paid by the borrowers to the creditors, however, it does not include any fees charged by an online lending intermediary.

The interest rate component, which is stipulated in the loan agreements, does not and is not expected to exceed the mandatory limit for loan interest rates. The Opinions for Financial Judgment Work further emphasize that in case the total amount of interest, compounded interest, default interest default penalty and other fees charged by the creditor of a financial loan contract substantially exceeds the actual loss of such creditor, then the request by the debtor of such financial loan contract to reduce or adjust the part of the aforementioned fees exceeding the amount accrued on an annual rate of 24% shall be upheld. However, the Opinions for Financial Judgment Work does not clarify the annualized interest rate includes any fees charged by an online lending intermediary. The Circular 141 jointly issued by Internet Finance Rectification Office and the Online Lending Rectification Office in December 2017 further clarifies that the total amount of interest and fees paid by borrowers must be within the limit set forth in the Private Lending Judicial Interpretations. Moreover, Circular 63 provides that interest and fees collected by third parties in collaboration with online lending information intermediaries or charged offline shall also be included in the calculation of interest and fees charged to borrowers.

Pursuant to the PRC Contract Law, a creditor may assign its rights under an agreement to a third party, provided that the debtor is notified. Upon due assignment of the creditor’s rights, the assignee is entitled to the creditor’s rights and the debtor must perform the relevant obligations under the agreement for the benefit of the assignee. Since July 2018, we started to offer loan assignment services to investors of consumer loans so they can transfer the loans they hold to other investors before the loan reaches maturity.

In addition, according to the PRC Contract Law, an intermediation contract is a contract whereby an intermediary service provider presents to its client an opportunity for entering into a contract or provides the client with other intermediary services in connection with the conclusion of a contract, and the client pays the intermediary service fees. Our business of connecting investors with individual borrowers may constitute intermediary service, and our service agreements with borrowers and investors may be deemed as intermediation contracts under the PRC Contract Law. Pursuant to the PRC Contract Law, an intermediary must provide true information relating to the proposed contract. If an intermediary conceals any material fact intentionally or provides false information in connection with the conclusion of the proposed contract, which results in harm to the client’s interests, the intermediary may not claim for service fees and is liable for the damages caused.

Regulations on Illegal Fund-Raising

Raising funds by entities or individuals from the general public must be conducted in strict compliance with applicable PRC laws and regulations to avoid administrative and criminal liabilities. The Measures for the Banning of Illegal Financial Institutions and Illegal Financial Business Operations promulgated by the State Council in July 1998, and the Circular on Relevant Issues Concerning the Penalty on Illegal Fund-Raising issued by the General Office of the State Council in July 2007, explicitly prohibit illegal public fund-raising. The main features of illegal public fund-raising include: (i) illegally soliciting and raising funds from the general public by means of issuing stocks, bonds, lotteries or other securities without obtaining the approval of relevant authorities, (ii) promising a return of interest or profits or investment returns in cash, properties or other forms within a specified period of time, and (iii) using a legitimate form to disguise the unlawful purpose.

To further clarify the criminal charges and punishments relating to illegal public fund-raising, the Supreme People’s Court promulgated the Judicial Interpretations to Issues Concerning Applications of Laws for Trial of Criminal Cases on Illegal Fund-Raising (the “Illegal Fund-Raising Judicial Interpretations”), which came into force in January 2011. The Illegal Fund-Raising Judicial Interpretations provide that a public fund-raising will constitute a criminal offense related to “illegally soliciting deposits from the public” under the PRC Criminal Law, if it meets all the following four criteria: (i) the fund-raising has not been approved by the relevant authorities or is concealed under the guise of legitimate acts; (ii) the fund-raising employs general solicitation or advertising such as social media, promotion meetings, leafleting and SMS advertising; (iii) the fundraiser promises to repay, after a specified period of time, the capital and interests, or investment returns in cash, properties in kind and other forms; and (iv) the fund-raising targets at the general public as opposed to specific individuals. An illegal fund-raising activity will be fined or prosecuted in the event that it constitutes a criminal offense. Pursuant to the Illegal Fund-Raising Judicial Interpretations, an offender that is an entity will be subject to criminal liabilities, if it illegally solicits deposits from the general public or illegally solicits deposits in disguised form (i) with the amount of deposits involved exceeding RMB1,000,000 ($149,005), (ii) with over 150 fund-raising targets involved, or (iii) with the direct economic loss caused to fund-raising targets exceeding RMB500,000 ($74,502), or (iv) the illegal fund-raising activities have caused baneful influences to the public or have led to other severe consequences. An individual offender is also subject to criminal liabilities but with lower thresholds. In addition, an individual or an entity who has aided in illegal fund-raising from the general public and charges fees including but not limited to agent fees, rewards, rebates and commission, constitute an accomplice of the crime of illegal fund-raising. In accordance with the Opinions of the Supreme People’s Court, the Supreme People’s Procurator and the Ministry of Public Security on Several Issues concerning the Application of Law in the Illegal Fund-Raising Criminal Cases, the administrative proceeding for determining the nature of illegal fund-raising activities is not a prerequisite procedure for the initiation of criminal proceeding concerning the crime of illegal fund-raising, and the administrative departments’ failure in determining the nature of illegal fund-raising activities does not affect the investigation, prosecution and trial of cases concerning the crime of illegal fund-raising.

The Measures for the Banning of Illegal Financial Institutions and Illegal Financial Business Operations, promulgated by the State Council in July 1998 and amended in January 2011 also prohibit facilitating loans to the public without the approval of the PBOC. The General Rules on Loans issued by the PBOC in June 1996 further provides that a financial institution shall conduct the loan business with the approval of the PBOC.

We have taken measures to avoid conducting any activities that are prohibited under the illegal-funding related laws and regulations. We act as a platform for borrowers and investors and are not a party to the loans facilitated through our platform. In addition, we do not directly receive any funds from investors to our own accounts, as funds loaned through our platform are deposited into and settled by a third-party custody account managed by Xin An Bank, a qualified third-party service provider.

Regulations on Anti-Money Laundering

The PRC Anti-Money Laundering Law, which became effective in January 2007, sets forth the principal anti-money laundering requirements applicable to financial institutions as well as non-financial institutions with Anti-Money Laundering obligations, including the adoption of precautionary and supervisory measures, establishment of various systems for client identification, retention of clients’ identification information and transactions records, and reports on large transactions and suspicious transactions. According to the PRC Anti-Money Laundering Law, financial institutions subject to the PRC Anti-Money Laundering Law include banks, credit unions, trust investment companies, stock brokerage companies, futures brokerage companies, insurance companies and other financial institutions as listed and published by the State Council, while the list of the non-financial institutions with anti-money laundering obligations will be published by the State Council. The PBOC and other governmental authorities issued a series of administrative rules and regulations to specify the anti-money laundering obligations of financial institutions and certain non-financial institutions, such as payment institutions. However, the State Council has not promulgated the list of the non-financial institutions with anti-money laundering obligations as of the date of this prospectus.

The Guidelines jointly released by ten PRC regulatory agencies in July 2015, among other things, purport to require internet finance service providers, including online peer-to-peer lending platforms, to comply with certain anti-money laundering requirements, including the establishment of a customer identification program, the monitoring and reporting of suspicious transactions, the preservation of customer information and transaction records, and the assistance to the public security department and judicial authority in investigations and proceedings in relation to anti-money laundering matters. The PBOC will formulate implementing rules to further specify the anti-money laundering obligations of internet finance service providers.

In addition, the Custodian Guidelines requires that the anti-money laundering obligation be included in the fund custodian agreements between an online lending intermediary and the commercial bank acting as the depository, and the online lending intermediary shall fulfil and cooperate with depository to fulfil anti-money laundering obligations. In cooperation with our partnering custody bank and payment company, we have adopted various policies and procedures for anti-money laundering purposes. However, as the implementing rules of the Guidelines have not been published, there is uncertainty as to how the anti-money laundering requirements in the Guidelines will be interpreted and implemented, and whether online peer-to-peer lending service providers like us must abide by the rules and procedures set forth in the PRC Anti-Money Laundering Law that are applicable to non-financial institutions with anti-money laundering obligations. We cannot assure you that our existing anti-money laundering policies and procedures will be deemed to be in full compliance with any anti-money laundering laws and regulations that may become applicable to us in the future.

Regulations on Cyber Security

Internet information in China is also regulated and restricted from a national security standpoint. The NPC has enacted the Decisions on Maintaining Internet Security in December 2000 which was amended in August 2009, which may subject violators to criminal punishment in China for any effort to: (i) gain improper entry into a computer or system of strategic importance; (ii) disseminate politically disruptive information; (iii) leak state secrets; (iv) spread false commercial information; or (v) infringe intellectual property rights. The Ministry of Public

Security has promulgated measures that prohibit use of the internet in ways which, among other things, result in a leakage of state secrets or a spread of socially destabilizing content. If an internet information service provider violates these measures, the Ministry of Public Security and the local security bureaus may revoke its operating license and shut down its websites.

In addition, the Guidelines jointly released by ten PRC regulatory agencies in July 2015 purport, among other things, to require internet finance service providers, including peer-to-peer lending platforms, to improve technology security standards, and safeguard customer and transaction information. The PBOC and other relevant regulatory authorities will jointly adopt the implementing rules and technology security standards.

In November 2016, the Standing Committee of the NPC released the Cyber Security Law of the People’s Republic of China (the “Cyber Security Law”), which took effect in June 2017. The Cyber Security Law requires network operators to take measures to protect network operation security and internet information security. An online lending information intermediary, as a network operator, needs to comply with the Cyber Security Law. We have taken organizational and technical measures required by the Cyber Security Law to protect cyber security.

Regulations on Privacy Protection

In recent years, PRC government authorities have enacted laws and regulations on internet use to protect personal information from any unauthorized disclosure. Under the Several Provisions on Regulating the Market Order of Internet Information Services, issued by the MIIT in December 2011 and effective in March 2012, an ICP service operator may not collect any user personal information or provide any such information to third parties without the consent of a user. An ICP service operator must expressly inform the users of the method, content and purpose of the collection and processing of such user personal information and may only collect such information necessary for the provision of its services. An ICP service operator is also required to properly maintain the user personal information, and in case of any leak or likely leak of the user personal information, the ICP service operator must take immediate remedial measures and, in severe circumstances, make an immediate report to the telecommunications regulatory authority.

In addition, pursuant to the Decision on Strengthening the Protection of Online Information issued by the Standing Committee of the NPC in December 2012 and the Order for the Protection of Telecommunication and Internet User Personal Information issued by the MIIT in July 2013, any collection and use of user personal information must be subject to the consent of the user, abide by the principles of legality, rationality and necessity and be within the specified purposes, methods and scopes. An ICP service operator must also keep such information strictly confidential, and is further prohibited from divulging, tampering or destroying of any such information, or selling or providing such information to other parties. An ICP service operator is required to take technical and other measures to prevent the collected personal information from any unauthorized disclosure, damage or loss. Any violation of these laws and regulations may subject the ICP service operator to warnings, fines, confiscation of illegal gains, revocation of licenses, cancellation of filings, closedown of websites or even criminal liabilities.

The Guidelines jointly released by ten PRC regulatory agencies in July 2015 also prohibit internet finance service providers, including online peer-to-peer lending platforms, from illegally selling or disclosing customers’ personal information. The PBOC and other relevant regulatory authorities will jointly adopt the implementing rules.

Moreover, pursuant to the Ninth Amendment to the Criminal Law issued by the Standing Committee of the NPC in August 2015 which became effective in November 2015, any internet service provider that fails to fulfil the obligations related to internet information security administration as required by applicable laws and refuses to rectify upon orders, shall be subject to criminal penalty for the result of (i) any dissemination of illegal information in large scale; (ii) any severe effect due to the leakage of the client’s information; (iii) any serious loss of criminal evidence; or (iv) other severe situation, and any individual or entity that (i) sells or provides personal information to others in a way violating the applicable law, or (ii) steals or illegally obtain any personal information, shall be subject to criminal penalty in severe situation. In addition, the Interpretations of the Supreme People’s Court and the Supreme People’s Procuratorate of the PRC on Several Issues Concerning the Application of Law in Handling Criminal Cases of Infringing Personal Information, issued in May 2017 and effective in June 2017, clarified certain standards for the conviction and sentencing of the criminals in relation to personal information infringement.

The Cyber Security Law also protects personal information. It stipulates that all the network operators collecting and using personal information shall be supervised by the telecommunications administration of the State Council and the public security departments, through which the personal information may be protected. In addition, under the Cyber Security Law, network operators of key information infrastructure generally shall, during their operations in the PRC, store the personal information and important data collected and produced within the territory of the PRC.

In operating our online peer-to-peer lending marketplace, we collect certain personal information from borrowers and investors, and also need to share the information with our business partners such as third-party online payment companies and loan collection service providers for the purpose of facilitating loan transactions between borrowers and investors over our marketplace. We have obtained consent from the borrowers and investors on our marketplace to collect and use their personal information and have also established information security systems to protect user information and privacy.

Regulations on Intellectual Property Rights

The PRC has adopted comprehensive legislation governing intellectual property rights, including copyrights, patents, trademarks and domain names.

Copyright.    Copyright in the PRC, including copyrighted software, is principally protected under the Copyright Law of the PRC promulgated in February 2010 which took effect in April 2010 (the “Copyright Law”), and related rules and regulations. Under the Copyright Law, the term of protection for copyrighted software is 50 years.

Patent.    The Patent Law of the PRC promulgated in December 2008 which became effective in October 2009 provides for patentable inventions, utility models and designs. An invention or utility model for which patents may be granted shall have novelty, creativity and practical applicability. The State Intellectual Property Office under the State Council is responsible for examining and approving patent applications.

Trademark.    The Trademark Law of the PRC promulgated in August 2013 which took effect in May 2014 (the “Trademark Law”), and its implementation rules protect registered trademarks. The PRC Trademark Office of the SAIC is responsible for the registration and administration of trademarks throughout the PRC. The Trademark Law has adopted a “first-to-file” principle with respect to trademark registration.

Domain Name.    Domain names are protected under the Administrative Measures for the Internet Domain Names of the PRC promulgated by the MITT on August 24, 2017 and effective on November 1, 2017 (the “Domain Name Measures”). The MIIT is the major regulatory body responsible for the administration of the PRC internet domain names. The Domain Names Measures has adopted a “first-to-file” principle with respect to the registration of domain names.

Regulations Relating to Dividend Withholding Tax

Pursuant to the Enterprise Income Tax Law and its implementation rules, if a non-resident enterprise has not set up an organization or establishment in the PRC or has set up an organization or establishment but the income derived has no actual connection with such organization or establishment, it will be subject to a withholding tax on its PRC-sourced income at a rate of 10%. Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, the withholding tax rate in respect to the payment of dividends by a PRC enterprise to a Hong Kong enterprise is reduced to 5% from a standard rate of 10% if the Hong Kong enterprise directly holds at least 25% of the PRC enterprise. Pursuant to the Circular of the State Administration of Taxation on the Issues concerning the Application of the Dividend Clauses of Tax Agreements (“Circular 81”), a Hong Kong resident enterprise must meet the following conditions, among others, in order to enjoy the reduced withholding tax: (i) it must directly own the required percentage of equity interests and voting rights in the PRC resident enterprise; and (ii) it must directly own the required percentage of equity interests and voting rights in the PRC resident enterprise; and (iii) it must have directly owned such percentage in the PRC resident enterprise throughout the 12 months prior to receiving the dividends. In August 2015, the State Administration of Taxation promulgated the Administrative Measures for Non-Resident Taxpayers to Enjoy Treatments under Tax Treaties, or Circular 60, which became effective on November 1, 2015. Circular 60 provides that non-resident enterprises are not required to obtain pre-approval from the relevant tax authority in order to enjoy the reduced withholding tax rate. Instead, non-resident enterprises and their withholding agents may, by self-assessment and on confirmation that the prescribed criteria to enjoy the tax treaty benefits are met, directly apply the reduced withholding tax rate, and file necessary forms and supporting documents when performing tax filings, which will be subject to post-tax filing examinations by the relevant tax authorities.

Regulations on Foreign Currency Exchange

The principal regulations governing foreign currency exchange in China are the Foreign Exchange Administration Regulations, which were most recently amended in August 2008. Under the Foreign Exchange Administration Regulations, payments of current account items, such as profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. By contrast, approval from or registration with appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital account items, such as direct investments, repayment of foreign currency-denominated loans, repatriation of investments and investments in securities outside of China.

In August 2008, SAFE issued the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises (“SAFE Circular 142”), regulating the conversion by a foreign-invested enterprise of foreign currency-registered capital into RMB by restricting how the converted RMB may be used. SAFE Circular 142, provides that the RMB capital converted from foreign currency registered capital of a foreign-invested enterprise may only be used for purposes within the business scope approved by the applicable government authority and may not be used for equity investments within the PRC.

In addition, SAFE strengthened its oversight of the flow and use of the RMB capital converted from foreign currency registered capital of foreign-invested enterprises. The use of such RMB capital may not be changed without SAFE’s approval, and such RMB capital may not, in any case, be used to repay RMB loans if the proceeds of such loans have not been used. Any violation of Circular 142 may result in severe penalties, including substantial fines.

In November 2012, SAFE promulgated the Circular of Further Improving and Adjusting Foreign Exchange Administration Policies on Foreign Direct Investment, which substantially amends and simplifies the current foreign exchange procedure. Pursuant to this circular, the opening of various special purpose foreign exchange accounts, such as pre-establishment expenses accounts, foreign exchange capital accounts and guarantee accounts, the reinvestment of RMB proceeds derived by foreign investors in the PRC, and remittance of foreign exchange profits and dividends by a foreign-invested enterprise to its foreign shareholders no longer require the approval or verification of SAFE, and multiple capital accounts for the same entity may be opened in different provinces, which was not possible previously.

In addition, SAFE promulgated another circular in May 2013, which specifies that the administration by SAFE or its local branches over direct investment by foreign investors in the PRC must be conducted by way of registration and banks must process foreign exchange business relating to the direct investment in the PRC based on the registration information provided by SAFE and its branches.

In July 2014, SAFE further reformed the foreign exchange administration system in order to satisfy and facilitate the business and capital operations of Foreign-Invested Enterprises and issued the Circular of the State Administration of Foreign Exchange on the Pilot Reform of the Administrative Approach Regarding the Settlement of the Foreign Exchange Capitals of Foreign-Invested Enterprises in Certain Areas (“Circular 36”), in July 2014. This circular suspends the application of Circular 142 in certain areas and allows a Foreign-Invested Enterprise registered in such areas to use the RMB capital converted from foreign currency registered capital for equity investments within the PRC.

In March 30, 2015, the SAFE promulgated SAFE Circular 19, to expand the reform nationwide. SAFE Circular 19 came into force and replaced both Circular 142 and Circular 36 on June 1, 2015. SAFE Circular 19 allows foreign-invested enterprises to make equity investments by using RMB fund converted from foreign exchange capital. However, Circular 19 continues to, prohibit foreign-invested enterprises from, among other things, using RMB fund converted from its foreign exchange capitals for expenditure beyond its business scope, providing entrusted loans or repaying loans between non-financial enterprises.

In June 2016, SAFE issued the SAFE Circular 16, which took effect on the same day. Compared to SAFE Circular 19, SAFE Circular 16 provides that, in addition to foreign exchange capital, foreign debt funds and proceeds remitted from foreign listings should also be subject to the discretional foreign exchange settlement. In addition, it also lifted the restriction, that foreign exchange capital under the capital accounts and the corresponding RMB capital obtained from foreign exchange settlement should not be used for repaying the inter-enterprise borrowings (including advances by the third party) or repaying bank loans in RMB that have been sub-lent to the third party.

In January 2017, SAFE promulgated the Circular on Further Improving Reform of Foreign Exchange Administration and Optimizing Genuineness and Compliance Verification, or Circular 3, which stipulates several capital control measures with respect to the outbound remittance of profit from domestic entities to offshore entities, including (i) under the principle of genuine transaction, banks shall check board resolutions regarding profit distribution, the original version of tax filing records and audited financial statements; and (ii) domestic entities shall hold income to account for previous years’ losses before remitting profits. Moreover, pursuant to Circular 3, domestic entities shall make detailed explanations of the sources of capital and utilization arrangements, and provide board resolutions, contracts and other proof when completing the registration procedures in connection with an outbound investment.

Regulations on Foreign Exchange Registration of Overseas Investment by PRC Residents

SAFE issued the SAFE Circular 37 which became effective in July 2014, replacing the previous SAFE Circular 75 promulgated by SAFE in October 2005. SAFE Circular 37 regulates foreign exchange matters in relation to the use of SPVs, by PRC residents or entities to seek offshore investment and financing or conduct round trip investment in China. Under SAFE Circular 37, a SPV refers to an offshore entity established or controlled, directly or indirectly, by PRC residents or entities for the purpose of seeking offshore financing or making offshore investment, using legitimate onshore or offshore assets or interests, while “round trip investment” refers to direct investment in China by PRC residents or entities through SPVs, namely, establishing foreign-invested enterprises to obtain the ownership, control rights and management rights. SAFE Circular 37 provides that, before making any contribution into an SPV, PRC residents or entities are required to complete foreign exchange registration with SAFE or its local branch. In the event that a PRC shareholder holding interests in a SPV fails to fulfill the required SAFE registration, the PRC subsidiaries of that SPV may be prohibited from making profit distributions to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the SPV may be restricted in its ability to contribute additional capital into its PRC subsidiary. Furthermore, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for evasion of foreign exchange controls.

SAFE promulgated the Circular on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment in February 2015, which took effect on June 1, 2015. This Circular has amended SAFE Circular 37 requiring PRC residents or entities to register with qualified banks rather than SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing.

PRC residents or entities who had contributed legitimate onshore or offshore interests or assets to SPVs but had not obtained registration as required before the implementation of the SAFE Circular 37 must register their ownership interests or control in the SPVs with qualified banks. An amendment to the registration is required if there is a material change with respect to the SPV registered, such as any change of basic information (including change of the PRC residents, name and operation term), increases or decreases in investment amount, transfers or exchanges of shares, and mergers or divisions. Failure to comply with the registration procedures set forth in SAFE Circular 37 and the Notice on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment promulgated by SAFE in February 2015, which took effect on June 1, 2015, or making misrepresentation on or failure to disclose controllers of the foreign-invested enterprise that is established through round-trip investment, may result in restrictions being imposed on the foreign exchange activities of the relevant foreign-invested enterprise, including payment of dividends and other distributions, such as proceeds from any reduction in capital, share transfer or liquidation, to its offshore parent or affiliate, and the capital inflow from the offshore parent, and may also subject relevant PRC residents or entities to penalties under PRC foreign exchange administration regulations. See “Risk Factors — PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiary to liability or penalties, limit our ability to inject capital into our PRC subsidiary, limit our PRC subsidiary’s ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us.”

Regulations on Stock Incentive Plans

SAFE promulgated the Stock Option Rules in February 2012, replacing the previous rules issued by SAFE in March 2007. Under the Stock Option Rules and other relevant rules and regulations, PRC residents who participate in a stock incentive plan in an overseas publicly-listed company are required to register with SAFE or its local branches and complete certain other procedures. Participants of a stock incentive plan who are PRC residents must retain a qualified PRC agent, which could be a PRC subsidiary of the overseas publicly listed company or another qualified institution selected by the PRC subsidiary, to conduct the SAFE registration and other procedures with respect to the stock incentive plan on behalf of the participants. In addition, the PRC agent is required to amend the SAFE registration with respect to the stock incentive plan if there is any material change to the stock incentive plan, the PRC agent or other material changes. The PRC agent must, on behalf of the PRC residents who have the right to exercise the employee share options, apply to SAFE or its local branches for an annual quota for the payment of foreign currencies in connection with the PRC residents’ exercise of the employee share options. The foreign exchange proceeds received by the PRC residents from the sale of shares under the stock incentive plans granted and dividends distributed by the overseas listed companies must be remitted into the bank accounts in the PRC opened by the PRC agents before distribution to such PRC residents. We have not adopted any stock incentive plans as of the date of this prospectus.

Regulations on Dividend Distribution

Under our current corporate structure, we may rely on dividend payments from Helizhong Consulting, which is a wholly foreign-owned enterprise incorporated in China, to fund any cash and financing requirements we may have. The principal regulations governing the distribution of dividends of foreign-invested enterprises include the Foreign-Invested Enterprise Law, as amended in October 2000, and its implementation rules.

Under these laws, wholly foreign-owned enterprises in the PRC may pay dividends only out of accumulated profits, after setting aside annually at least 10% of accumulated after-tax profits as a reserve fund, if any, unless these reserves have reached 50% of the registered capital of the enterprises. These reserve funds may not be distributed as cash dividends. A wholly foreign-owned enterprise may allocate a portion of its after-tax profits to its employee welfare and bonus funds at its discretion. Profit of a wholly foreign-owned enterprise shall not be distributed before the losses thereof for the previous accounting years have been made up. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year.

Regulations on M&A and Overseas Listings

On August 8, 2006, six PRC regulatory agencies, including the MOFCOM, jointly adopted the M&A Rules, which became effective in September 2006 and was amended in June 2009. The M&A Rules, among other things, require offshore SPVs formed for overseas listing purposes through acquisitions of PRC domestic companies and controlled by PRC companies or individuals, to obtain the approval of the MOFCOM prior to publicly listing their securities on an overseas stock exchange.

The M&A Rules requires a foreign investor to obtain the approval from the MOFCOM or its local counterpart only upon (i) its acquisition of a domestic enterprise’s equity interest; (ii) its subscription of the increased capital of a domestic enterprise; or (iii) establishes and operates a foreign-invested enterprise with assets acquired from a domestic enterprise and such transactions raise “national defense and security” concerns or through such transactions foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns. It is unclear whether our business would be deemed to be in an industry that raises “national defense and security” or “national security” concerns. However, the MOFCOM or other government agencies may publish explanations in the future determining that our business is in an industry subject to the security review, in which case our future acquisitions in China, including those by way of entering into contractual control arrangements with target entities, may be closely scrutinized or prohibited. See “Risk Factors — Risks Related to Doing Business in China — The approval of the China Securities Regulatory Commission may be required in connection with this offering under a regulation adopted in August 2006, as amended, and, if required, we cannot predict whether we will be able to obtain such approval.

Regulations Relating to Employment

Pursuant to the Labor Law of PRC, promulgated by the NPC in July 1994 and most recently revised on December 29, 2018 (the “Labor Law”), and the Labor Contract Law of PRC, promulgated by the Standing Committee of the NPC in June 2007 and amended in December 2012 (the “Labor Contract Law”), employers must execute written employment contracts with full-time employees. If an employer fails to enter into a written employment contract with an employee within one year from the date on which the employment relationship is established, the employer must rectify the situation by entering into a written employment contract with the employee and pay the employee twice the employee’s salary for the period from the day following the lapse of one month from the date of establishment of the employment relationship to the day prior to the execution of the written employment contract. All employers must compensate their employees with wages equal to at least the local minimum wage standards. Violations of the PRC Labor Law and the Labor Contract Law may result in the imposition of fines and other administrative sanctions, and serious violations may result in criminal liabilities.

Enterprises in China are required by PRC laws and regulations to participate in certain employee benefit plans, including social insurance funds, namely a pension plan, a medical insurance plan, an unemployment insurance plan, a work-related injury insurance plan and a maternity insurance plan, and a housing provident fund, and contribute to the plans or funds based on local annual minimum salary standard or certain percentage of the local annual average compensations to works (“Social Insurance Payment Base”). We participate in employee benefit plans and have made contribution to such plans required by current PRC laws and regulations. If enterprises are required to contribute to the plans or funds based on a higher Social insurance Payment Base under the new regulations or policies in the future, we may have to make more contributions to such plans for our employees. We intend to comply with the new regulations and policies applicable to employee benefit plans set forth through time.

MANAGEMENT

Directors and Executive Officers

The following table sets forth information regarding our executive officers, directors and director nominees as of the date of this prospectus. Unless otherwise stated, the business address for our directors and executive officers is that of our principal executive offices at Block A, Room 503, Dachong Business Center, Hi-Tech Park, Nanshan District, Shenzhen, Guangdong Province, China 518000.

Name	Age	Position with our company
Zhaobin Wen	40	Chairman of the Board of Directors
Minlin Chen	37	Chief Executive Officer and Director
Larry Chin	51	Chief Financial Officer
C. Richard Tong	63	Director Nominee*
Michael Panter	49	Director Nominee*
Harry D. Schulman	67	Director Nominee*

____________

*        This individual has indicated his assent to occupy such position upon the effective date of the registration statement of which this prospectus forms a part.

Zhaobin Wen has served as chairman of our board of directors since September 2018 and the chairman of the board of directors of Shenzhen HeZhong since August 2015. Before founding Shenzhen HeZhong, Mr. Wen served as the Vice General Manager of China Bless Loan Stock Co., Ltd., a micro-loan company, from June 2011 to August 2015, where he was responsible for strategy development and general management. Prior to that, he acted as the Director of Guarantee Business of Guangdong Huaxia Investment Guarantee Co., Ltd., a guarantee company, from November 2009 to June 2011, where he was responsible for the operation of the guarantee business. Mr. Wen received an associate’s degree and a bachelor’s degree in business management from Guangzhou University in Guangzhou, China. We believe Mr. Wen’s deep understanding of our business and extensive managerial experience qualifies him to serve on our board of directors.

Minlin Chen has served as Chief Executive Officer of our company since September 2018, Chief Executive Officer of Shenzhen HeZhong since September 2015 and a member of our board of directors since September 2018. Previously, Mr. Chen served as Business Director in Guangzhou Wanhui Investment Management Co., Ltd, a peer-to-peer lending company, from June 2014 to August 2015, where he oversaw the company’s operation. He served as the Business Director in Guangdong Jingyuan Liantai Assets Management Co., Ltd from October 2013 to June 2014, where he was responsible for business development and operation. Prior to that, he was the Director of the Business Department of Bank of China, Guangzhou Branch from August 2004 to October 2013 where he was responsible for the bank’s financing projects, credit review and other management work. Mr. Chen earned his bachelor’s degree in finance from Guangdong University of Finance & Economics in Guangzhou, China. We believe Mr. Chen’s extensive experience in the financial industry qualifies him to serve on our board of directors.

Larry Chin has served as Chief Financial Officer of our company since September 2018 and Chief Financial Officer of Shenzhen HeZhong since June 2018. Before that, Mr. Chin was the Senior Vice President and Chief Investment Officer of Shenzhen Yongzhi Asset Management Co., Ltd., an investment and asset management company, from December 2016 to June 2018, where he oversaw the company’s investment operations. He also served as the Director of Investment of Kerui Holding Group, a diversified and multi-business company, from October to December 2016, where he was responsible for investment strategy. He had nearly a decade’s experience as Chief Financial Officer of various companies including Hulian Shengye (Beijing) E-Commence Co., Ltd., an e-commerce company from September 2013 to October 2016, China New Energy Group Co., Ltd. (CNER), an energy company, from September 2010 to September 2013, and Heilongjiang Tianyi Biopharmaceutical Co., Ltd., a biopharmaceutical company, from August 2007 to September 2010, Investment and Financing Director of Kailing Capital Group, a financial and capital investment company, from September 2003 to August 2007, and Vice President of investment banking department of Deutsche Bank from January 1994 to September 2003. Mr. Chin received his master’s degree in business administration from the New York University’s Stern School of Business and his bachelor’s degree in finance from Baruch College, City University of New York. He is a CFA charterholder.

C. Richard Tong will serve as a member of our board of directors upon the effective date of the registration statement of which this prospectus forms a part. Mr. Tong was the General Manager of B.S.C. Group, a building materials supplier, from March 2013 to March 2015, where he directly reported to the company’s chairman. Mr. Tong served as the Honorary Director at the Centre for Entrepreneurship, School of Business in Chinese University of Hong Kong from March 2007 to January 2012, where he acted on behalf of the school as consultant to the Hong Kong Science & Technology Park and advised start-up companies. Prior to that, he was the General Manager of Lam Soon Group, an oil, flour and detergent distributor, from June 2006 to March 2007, in charge of the group’s flour mill business. From December 2001 to March 2005, Mr. Tong was the President and Chief Executive Officer of Zindart Manufacturing, an operating division of Zindart Limited (Nasdaq: ZNDT) providing product design and high quality, high-volume turnkey manufacturing for multi-national consumer product companies. He served as the Chief Executive Officer of Magician Industries (Holdings) Limited (HKSE, 00526), a houseware manufacturer, from June 1999 to November 2000. In addition, Mr. Tong has held management positions with Emerson Electric Asia-Pacific, Jebsen & Company Ltd and H. J. Heinz Company. Mr. Tong holds a bachelor’s degree in chemical engineering from Columbia University, a master’s degree in chemical engineering from Northwestern University and a master’s degree in management from the Kellogg Graduate School of Management at Northwestern. We believe Mr. Tong’s extensive experience in management and operations in multinational corporations, in particular those in Asia-Pacific areas, qualifies him to serve on our board of directors.

Michael Panter will serve as a member of our board of directors upon the effective date of the registration statement of which this prospectus forms a part. Mr. Panter is the founder, Chief Executive Officer and General Counsel of Realty Data Systems LLC, a technology and real property inspection company which exclusively represents local governments since February 2013. He is also the co-founder and managing Co-Chief Executive Officer of Navesink Advisors LLC, a registered independent advisor which places investments with SEI Investments (Nasdaq: SEIC) since February 2002. Prior to starting his companies, he served as a Vice President in the investment banking division of Salomon Smith Barney where he advised a variety of Fortune 500 industrial companies in their merger and acquisition activities. He has also practiced as a corporate attorney in both New York City and New Jersey, representing both large publicly traded corporations and start-up ventures. Elected to the New Jersey Legislature in November 2003, Mr. Panter represented the 12th District through January 2008 and served as the Vice-Chairman of the Banking and Insurance Committee. He also served as a member of the Transportation and Environment Committees, and the National Conference of Legislators Budget Committee. Mr. Panter earned his bachelor’s degree in history magna cum laude from Syracuse University where he was a member of Phi Beta Kappa and his juris doctor from Harvard Law School, where he was a member of the Environmental Law Review, served with the US Attorney’s Organized Crime Drug Enforcement Task Force and was named a Bar Association Scholar each of his three years of study. We believe Mr. Panter’s strong professional experience as a corporate executive, legal counsel, investment banker and elected state official qualifies him to serve on our board of directors.

Harry D. Schulman will serve as a member of our board of directors upon the effective date of the registration statement of which this prospectus forms a part. Mr. Schulman has served as President of HDS Consulting LLC, a business consulting company, since January 2008 and the Advisory Board Chairman of O2 Media, Inc., a media and television production company, since January 2009. Since August 2018, he has served as also the Chief Executive Officer of Q.E.P. Co., Inc., a worldwide manufacturer, marketer and distributor of a broad line of flooring tools and accessories for the home improvement market. He also served as a Director and Chairman of the Audit Committee of Hancock Fabrics, Inc., a specialty retailer of crafts and fabrics, from August 2008 to June 2010. While he was the Operating Partner of Baird Capital Partners, a private equity and venture capital firm, from February 2008 to July 2014, he served on the board and advisory board of various companies Baird Capital Partners have invested in, including Backyard Leisure, a BCP Fund IV portfolio company, Amoena GmbH, New Vitality LLC and Eckler’s LLC. Prior to that, Mr. Shulman held various senior management roles in Applica Incorporated (NYSE:APN), a manufacturer and distributor of a broad range of household appliances, from January 1989 to January 2007, including Vice President (1989-1993), Chief Financial Officer (1989-1998), Executive Vice President (1994-1998) and Chief Operating Officer (1998-2004) and President and Chief Executive Officer (2004-2007). Mr. Shulman received his bachelor’s degree in business administration — accounting from University of Dayton and a master’s degree in business from University of Miami, Florida. We believe Mr. Schulman’s strong expertise in finance and business management qualifies him to serve on our board of directors.

Board of Directors and Committees

Upon the SEC’s declaration of effectiveness of our registration statement on Form F-1, of which this prospectus is a part, our board of directors will consist of five directors, including two executive directors and three independent directors. We will also establish an Audit Committee, a Nominating and Corporate Governance Committee and a Compensation Committee upon the effectiveness of our registration statement on Form F-1, of which this prospectus is a part. We will adopt a charter for each of the three committees. Each of the committees of our board of directors shall have the composition and responsibilities described below.

Audit Committee

Harry D. Schulman, C. Richard Tong and Michael Panter will serve as members of our Audit Committee. Mr. Schulman will serve as the chairman of the Audit Committee. Each of our Audit Committee members will satisfy the “independence” requirements of the Nasdaq listing rules and meet the independence standards under Rule 10A-3 under the Exchange Act. We have determined that Mr. Harry D. Schulman possesses accounting or related financial management experience that qualifies him as an “audit committee financial expert” as defined by the rules and regulations of the SEC. Our Audit Committee oversees our accounting and financial reporting processes and the audits of our financial statements. Our Audit Committee will perform several functions, including:

•        evaluating the independence and performance of, and assesses the qualifications of, our independent auditor, and engages such independent auditor;

•        approving the plan and fees for the annual audit, quarterly reviews, tax and other audit-related services, and approves in advance any non-audit service to be provided by the independent auditor;

•        monitoring the independence of the independent auditor and the rotation of partners of the independent auditor on our engagement team as required by law;

•        reviewing the financial statements to be included in our Annual Report on Form 20-F and Current Reports on Form 6-K and reviews with management and the independent auditors the results of the annual audit and reviews of our quarterly financial statements;

•        overseeing all aspects of our systems of internal accounting control and corporate governance functions on behalf of the board;

•        reviewing and approving in advance any proposed related-party transactions and report to the full Board on any approved transactions; and

•        providing oversight assistance in connection with legal, ethical and risk management compliance programs established by management and our board of directors, including Sarbanes-Oxley Act implementation, and makes recommendations to our board of directors regarding corporate governance issues and policy decisions.

Compensation Committee

C. Richard Tong, Harry D. Schulman and Michael Panter will serve as members of our Compensation Committee. Mr. Tong will serve as the chairman of the Compensation Committee. All of our Compensation Committee members satisfy the “independence” requirements of the Nasdaq listing rules and meet the independence standards under Rule 10A-3 under the Exchange Act. Our Compensation Committee will be responsible for overseeing and making recommendations to our board of our directors regarding the salaries and other compensation of our executive officers and general employees and providing assistance and recommendations with respect to our compensation policies and practices.

Nominating and Corporate Governance Committee

Michael Panter, Harry D. Schulman, and C. Richard Tong will serve as members of our Nominating and Corporate Governance Committee. Mr. Panter will serve as the chairman of the Nominating and Corporate Governance Committee. All of our Nominating and Corporate Governance Committee members will satisfy the “independence” requirements of the Nasdaq listing rules and meet the independence standards under Rule 10A-3 under the Exchange Act. Our Nominating and Corporate Governance Committee will be responsible for identifying and proposing new potential director nominees to the board of directors for consideration and reviewing our corporate governance policies.

Code of Ethics

Effective upon consummation of this offering, we will adopt a code of ethics that applies to all of our executive officers, directors and employees in accordance with the rules of the Nasdaq and the SEC. The code of ethics codifies the business and ethical principles that govern all aspects of our business. We will file a copy of our Code of Ethics as an exhibit to the registration statement of which this prospectus is a part. You will be able to review these documents by accessing our public filings at the SEC’s website at www.sec.gov.

Family Relationship

There are no family relationships, or other arrangements or understandings between or among any of the directors, director nominees, executive officers or other person pursuant to which such person was selected to serve as a director or officer.

Controlled Company

Upon completion of this offering, Mr. Zhaobin Wen, our founder and chairman of our board of directors, will beneficially own approximately 72.73% of the aggregate voting power of our outstanding ordinary shares. As a result, we will be a “controlled company” for purposes of the Nasdaq listing rules. As a controlled company, we are permitted to elect to rely on certain exemptions from the obligation to comply with certain corporate governance requirements, including:

•        the requirement that our director nominees be selected or recommended solely by independent directors; and

•        the requirement that we have a nominating and corporate governance committee and a compensation committee that are composed entirely of independent directors with a written charter addressing the purposes and responsibilities of the committees.

Although we do not intend to rely on the controlled company exemptions under the Nasdaq listing rules, we could elect to rely on these exemptions in the future, and if so, you would not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq.

Duties of Directors

Under Cayman Islands law, directors and officers owe the following fiduciary duties:

(i)     duty to act in good faith in what the director or officer believes to be in the best interests of the company as a whole;

(ii)    duty to exercise powers for the purposes for which those powers were conferred and not for a collateral purpose;

(iii)   directors should not properly fetter the exercise of future discretion;

(iv)   duty to exercise powers fairly as between different sections of shareholders;

(v)    duty not to put themselves in a position in which there is a conflict between their duty to the company and their personal interests; and

(vi)   duty to exercise independent judgment.

In addition to the above, directors also owe a duty of care which is not fiduciary in nature. This duty has been defined as a requirement to act as a reasonably diligent person having both the general knowledge, skill and experience that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company and the general knowledge skill and experience which that director has.

As set out above, directors have a duty not to put themselves in a position of conflict and this includes a duty not to engage in self-dealing, or to otherwise benefit as a result of their position. However, in some instances what would otherwise be a breach of this duty can be forgiven and/or authorized in advance by the shareholders provided that there is full disclosure by the directors. This can be done by way of permission granted in the memorandum and articles of association or alternatively by shareholder approval at general meetings.

Accordingly, as a result of multiple business affiliations, our officers and directors may have similar legal obligations relating to presenting business opportunities meeting the above-listed criteria to multiple entities. In addition, conflicts of interest may arise when our board evaluates a particular business opportunity with respect to the above-listed criteria. We cannot assure you that any of the afore-mentioned conflicts will be resolved in our favor. Furthermore, each of our officers and directors has pre-existing fiduciary obligations to other businesses of which they are officers or directors.

Our company has the right to seek damages if a duty owed by our directors is breached. A shareholder may in certain limited exceptional circumstances have the right to seek damages in our name if a duty owed by our directors is breached. You should refer to “Description of Share Capital — Differences in Corporate Law” for additional information on our standard of corporate governance under Cayman Islands law.

Terms of Directors and Officers

Our officers are appointed by and serve at the discretion of our board of directors and the shareholders voting by ordinary resolution. Our directors are not subject to a set term of office and hold office until the next general meeting called for the election of directors and until their successor is duly appointed or such time as they die, resign or are removed from office by a shareholders’ ordinary resolution. The office of a director will be vacated automatically if, among other things, the directors resigns in writing, becomes bankrupt or makes any arrangement or composition with his/her creditors generally or is found to be or becomes of unsound mind.

Employment Agreements

We have entered into employment agreements with each of our executive officers. Under these agreements, each of our executive officers is employed for an initial term of one year and is subject to successive, automatic one-year extensions unless either party gives notice of non-extension to the other party at least 30 days prior to the end of the applicable term.

The executive officers are entitled to a fixed salary and to participate in our equity incentive plans, if any and other company benefits, each as determined by the Board from time to time.

We may terminate the executive officer’s employment for cause, at any time, without notice or remuneration, for certain acts, such as conviction or plea of guilty to a felony or grossly negligent or dishonest acts to our detriment, or misconduct or a failure to perform agreed duties. In such case, the executive officer will not be entitled to receive payment of any severance benefits or other amounts by reason of the termination, and his right to all other benefits will terminate, except as required by any applicable law. We may also terminate his employment without cause upon 30 days’ advance written notice. In such case of termination by us, we are required to provide the following severance payments and benefits to the executive officer: a cash payment of one month of base salary as of the date of such termination for each year (which is any period longer than six months but no more than one year) and a cash payment of half month of base salary as of the date of such termination for any period of employment no more than six months, provided that the total severance payments shall not exceed twelve months of base salary.

The executive officer may terminate his employment at any time with 30 days’ advance written notice if there is any significant change in his duties and responsibilities or a material reduction in his annual salary. In such case, the executive officer will be entitled to receive compensation equivalent to 3 months of his base salary. In addition, if we or our successor terminates the employment agreements upon a merger, consolidation, or transfer or sale of all or substantially all of our assets with or to any other individual(s) or entity, the executive officer shall be entitled to the following severance payments and benefits upon such termination: (1) a lump sum cash payment equal to 3 months of base salary at a rate equal to the greater of his annual salary in effect immediately prior to the termination, or his then current annua1 salary as of the date of such termination; (2) a lump sum cash payment equal to a pro-rated amount of target annual bonus for the year immediately preceding the termination; (3) payment of premiums for continued health benefits under our health plans for 3 months fo1lowing the termination; and (4) immediate vesting of 100% of the then-unvested portion of any outstanding equity awards held by the executive officer. The employment agreements also contain customary restrictive covenants relating to confidentiality, non-competition and non-solicitation, as well as indemnification of the executive officer against certain liabilities and expenses incurred by him in connection with claims made by reason of him being an officer of our company.

During the fiscal year ended June 30, 2018, we paid an aggregate of approximately RMB112,708 ($16,794) in cash to our executive officers, and we did not pay any compensation to our non-executive directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiary and our variable interest entity are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

PRINCIPAL SHAREHOLDERS

The following table sets forth information regarding the beneficial ownership of our ordinary shares as of the date of this prospectus by our officers, directors, director nominees and 5% or greater beneficial owners of ordinary shares.

We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. The person is also deemed to be a beneficial owner of any security of which that person has a right to acquire beneficial ownership within 60 days. Unless otherwise indicated, the person identified in this table has sole voting and investment power with respect to all shares shown as beneficially owned by him, subject to applicable community property laws.

	Prior to Offering		After Offering
Name and Address of Beneficial Owner(1)	Amount and Nature of Beneficial Ownership	Approximate Percentage of Outstanding Shares(2)	Amount and Nature of Beneficial Ownership	Approximate Percentage of Outstanding Shares(3)
5% or Greater Shareholders
HZ Better Future Limited(4)	9,375,000	75%	9,375,000	68.18%
Quick Forward Limited(5)	2,500,000	20%	2,500,000	18.18%
HZ Innovation Limited(6)	625,000	5%	625,000	4.55%
Executive Officers, Directors and Director Nominees
Zhaobin Wen(7)	10,000,000	80%	10,000,000	72.73%
Minlin Chen	—	—	—	—
Larry Chin	—	—	—	—
C. Richard Tong	—	—	—	—
Harry Schulman	—	—	—	—
Michael Panter	—	—	—	—
All directors, director nominees and executive officers as a group (six individuals)	10,000,000	80%	10,000,000	72.73%

____________

(1)      Unless otherwise noted, the business address of each of the following entities or individuals is Block A, Room 503, Dachong Business Center, Hi-Tech Park, Nanshan District, Shenzhen, Guangdong Province, China 518000.

(2)      Applicable percentage of ownership is based on 12,500,000 ordinary shares outstanding as of the date of this prospectus.

(3)      Applicable percentage of ownership is based on 13,750,000 ordinary shares outstanding immediately after the offering.

(4)      Zhaobin Wen, our founder and chairman of our board of directors, is the sole shareholder and director of HZ Better Future Limited, a British Virgin Islands company and holds the voting and dispositive power over the ordinary shares held by HZ Better Future Limited. The address of HZ Better Future Limited is Kingston Chambers, PO Box 173, Road Town, Tortola, British Virgin Islands.

(5)      Daidi Chen is the sole shareholder and director of Quick Forward Limited, a British Virgin Islands company, and holds the voting and dispositive power over the ordinary shares held by Quick Forward Limited. The address of Quick Forward Limited is Kingston Chambers, PO Box 173, Road Town, Tortola, British Virgin Islands.

(6)      Zhaobin Wen, our founder and chairman of our board of directors, is the sole shareholder and director of HZ Innovation Limited, a British Virgin Islands company, and holds the voting and dispositive power over the ordinary shares held by HZ Innovation Limited. The address of HZ Innovation Limited is Kingston Chambers, PO Box 173, Road Town, Tortola, British Virgin Islands.

(7)      Consists of (i) 9,375,000 ordinary shares directly held by HZ Better Future Limited, of which Zhaobin Wen, our founder and chairman of our board of directors, is the sole shareholder and director and (ii) 625,000 ordinary shares directly held by HZ Innovation Limited, of which Zhaobin Wen is the sole shareholder and director. Zhaobin Wen holds the voting and dispositive power over the ordinary shares held by HZ Better Future Limited and HZ Innovation Limited.

RELATED PARTY TRANSACTIONS

Before the completion of this offering, we intend to adopt an audit committee charter, which will require the committee to review all related-party transactions on an ongoing basis and all such transactions be approved by the committee.

Set forth below are the related party transactions of our company that occurred since the beginning of our preceding three fiscal years up to the date of this prospectus. The transactions are identified in accordance with the rules prescribed under Form F-1 and Form 20-F and may not be considered as related party transactions under PRC law.

Transactions with Mr. Zhaobin Wen and His Immediate Family and Companies Controlled by His Immediate Family

Mr. Zhaobin Wen, our Chairman and founder and a majority shareholder of Shenzhen HeZhong.

(i)     Mr. Wen made interest-free and due-on demand loans to us from time to time for working capital purposes during fiscal years 2018, 2017 and 2016. The aggregate amount of loans from Mr. Wen during fiscal years 2018, 2017 and 2016 were $7,883,226, $4,873,982 and $1,085,090, respectively. All these loans were repaid to Mr. Wen by June 30, 2018.

(ii)    Mr. Wen also rented office equipment to us in fiscal years 2018, 2017 and 2016. We paid Mr. Wen aggregate rental fees of $21,351, $36,734 and $11,236 for the six months ended December 31, 2018, the fiscal years ended June 30, 2018 and 2017, respectively. We have accrued rent payable of $17,527 for the five months ended May 31, 2019.

(iii)   We also made interest-free, due-on-demand loans to Mr. Wen from time to time. As of December 31, 2018, the amount due from Mr. Wen was $220,280. This entire amount was repaid by Mr. Wen in April 2019. The largest aggregate balance that Mr. Wen owed to us during the six months ended December 31, 2018 was $731,108.

(iv)   Ms. Baoli Wen, who is Mr. Wen’s sister made interest-free and due-on demand loans to us from time to time for working capital purposes. She loaned us a total of $8,784,573 and $1,168,400 in fiscal years 2018 and 2017, respectively. These loans were repaid in full by June 30, 2018.

(v)    During the six months ended December 31, 2018, Ms. Baoli Wen repaid $9,330,801 to the Company to settle a loan receivable from a non-executive employee, Ms Minhui Liu. Under a loan assignment agreement dated July 4, 2018 among the Company, Ms. Liu and Ms. Wen, Ms. Wen assumed the employee’s loan balance due to the Company and subsequently fully repaid in full in July and August 2018. Ms. Wen’s source of the funds to pay off the loan is her personal funds and in consideration, she was assigned all the outstanding automobile loan receivables from Ms. Liu.

(vi)   We made interest-free, due-on-demand loans to Ms. Mianying Wu, Mr. Wen’s mother, in the amounts of $3,075,835 and $1,537,917 during fiscal year 2018, which were fully repaid by June 30, 2018.

(vii)  Guangzhou Dulin Electronic Commerce Co., Ltd. (“Dulin”), a company wholly-owned by Ms. Wen until May 2018, borrowed $1,092,409 from us, which was non-interest bearing and without a specific term of repayment. The loan was fully repaid in August 2018.

Transactions with Zhongdexin (Guangzhou) Financial Leasing Co., Ltd (“ZDX”)

During the period from July 1, 2017 to April 2, 2018, we accrued $64,281 in promotion fees owed to ZDX, our offline partner for promoting our platform to its existing and potential clients with financing needs. Mr. LejunXiong, the director of our automobile loan department, served as general manager of ZDX from December 5, 2017 through April 2, 2018.

Capital Contribution from Shareholders

On March 11, 2016, August 24, 2016 and November 9, 2017, Mr. Wen contributed RMB10,000,000 (approximately $1.5 million), RMB10,000,000 (approximately $1.5 million), and RMB17,500,000 (approximately $2.6 million), respectively, as paid-in capital to Shenzhen HeZhong.

On November 21, 2016, Guangdong Jinxunyuan Auto Leasing Co., Ltd., a shareholder of Shenzhen HeZhong, contributed RMB10,000,000 (approximately $1.5 million) as paid-in capital to Shenzhen HeZhong.

Contractual Arrangements with Our Variable Interest Entity and Its Shareholders

PRC laws and regulations currently restrict foreign ownership and investment in value-added telecommunications services in China. As a result, we operates our relevant business through contractual arrangements among Helizhong Consulting, our PRC subsidiary, Shenzhen HeZhong, our variable interest entity, and the shareholders of Shenzhen HeZhong. For a description of these contractual arrangements, see “Corporate History and Structure — Contractual Arrangements with Shenzhen HeZhong and Its Shareholders”.

Employment Agreements

See “Management — Employment Agreements.”

DESCRIPTION OF SHARE CAPITAL

We are a Cayman Islands company and our affairs are governed by our amended and restated memorandum and articles of association and the Companies Law (2018 Revision) of the Cayman Islands, which we refer to as the Companies Law below.

Our authorized share capital consists of 490,000,000 ordinary shares, par value $0.0001 per share, and 10,000,000 preferred shares, par value $0.0001 per share. As of the date of this prospectus, 12,500,000 ordinary shares were issued and outstanding and no preferred shares were issued and outstanding.

We intend to adopt an amended and restated memorandum and articles of association immediately prior to the completion of this offering and will replace our current memorandum and articles of association in its entirety.

The following are summaries of material provisions of our proposed post-offering memorandum and articles of association and the Companies Law insofar as they relate to the material terms of our ordinary shares that we expect will become effective upon the completion of this offering.

Ordinary Shares

Dividends.    Subject to any rights and restrictions of any other class or series of shares, our board of directors may, from time to time, declare dividends on the shares issued and authorize payment of the dividends out of our lawfully available funds. No dividends shall be declared by the board out of our company except the following:

•        profits; or

•        “share premium account,” which represents the excess of the price paid to our company on issue of its shares over the par or “nominal” value of those shares, which is similar to the U.S. concept of additional paid in capital.

However, no dividend shall bear interest against our company.

Voting Rights.    Holders of our ordinary shares vote as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. At any general meeting a resolution put to the vote of the meeting shall be decided by a poll.

Any ordinary resolution to be made by the shareholders requires the affirmative vote of a simple majority of the votes of the ordinary shares cast in a general meeting, while a special resolution requires the affirmative vote of at least two-thirds of the votes of the ordinary shares cast during a general meeting.

Under Cayman Islands law, some matters, such as amending the memorandum and articles of association, changing the name or resolving to be registered by way of continuation in a jurisdiction outside the Cayman Islands, require the approval of shareholders by a special resolution.

There are no limitations on non-residents or foreign shareholders to hold or exercise voting rights on the ordinary shares imposed by foreign law or by the charter or other constituent documents of our company. However, no person will be entitled to vote at any general meeting or at any separate meeting of the holders of the ordinary shares unless the person is registered as of the record date for such meeting and unless all calls or other sums presently payable by the person in respect of our ordinary shares have been paid.

Winding Up; Liquidation.    Upon the winding up of our company, after the full amount that holders of any issued shares ranking senior to the ordinary shares as to distribution on liquidation or winding up are entitled to receive has been paid or set aside for payment, the holders of our ordinary shares are entitled to receive any remaining assets of our company available for distribution as determined by the liquidator. The assets received by the holders of our ordinary shares in a liquidation may consist in whole or in part of a property, which is not required to be of the same kind for all shareholders.

Calls on Ordinary Shares and Forfeiture of Ordinary Shares.    Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their ordinary shares in a notice served to such shareholders at least 14 days prior to the specified time and place of payment. Any ordinary shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption of Ordinary Shares.    We may issue shares that are, or at our option or at the option of the holders are, subject to redemption on such terms and in such manner as it may, before the issue of the shares, determine. Under the Companies Law, shares of a Cayman Islands company may be redeemed or repurchased out of profits of the company, out of the proceeds of a fresh issue of shares made for that purpose or out of capital, provided the memorandum and articles of association authorize this and it has the ability to pay its debts as they come due in the ordinary course of business.

No Preemptive Rights.    Holders of ordinary shares will have no preemptive or preferential right to purchase any securities of our company.

Variation of Rights Attaching to Shares.    If at any time the share capital is divided into different classes of shares, the rights attaching to any class (unless otherwise provided by the terms of issue of the shares of that class) may, subject to the memorandum and articles of association, be varied or abrogated with the consent in writing of the holders of three-fourths of the issued shares of that class or with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class.

Anti-Takeover Provisions.    Some provisions of our amended and restated memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that authorize our board of directors to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without any further vote or action by our shareholders.

Exempted Company.    We are an exempted company with limited liability under the Companies Law. The Companies Law distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

•        does not have to file an annual return of its shareholders with the Registrar of Companies;

•        is not required to open its register of members for inspection;

•        does not have to hold an annual general meeting;

•        may issue shares with no par value;

•        may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

•        may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•        may register as a limited duration company; and

•        may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company.

Preferred Shares

The board of directors is empowered to designate and issue from time to time one or more classes or series of preferred shares and to fix and determine the relative rights, preferences, designations, qualifications, privileges, options, conversion rights, limitations and other special or relative rights of each such class or series so authorized. Such action could adversely affect the voting power and other rights of the holders of our ordinary shares or could have the effect of discouraging any attempt by a person or group to obtain control of us.

Comparison of Cayman Islands Corporate Law and U.S. Corporate Law

Cayman Islands companies are governed by the Companies Law. The Companies Law is modeled on English Law but does not follow recent English Law statutory enactments, and differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the material differences between the provisions of the Companies Law applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and Similar Arrangements.    In certain circumstances the Cayman Islands Companies Law allows for mergers or consolidations between two Cayman Islands companies, or between a Cayman Islands company and a company incorporated in another jurisdiction (provided that is facilitated by the laws of that other jurisdiction).

Where the merger or consolidation is between two Cayman Islands companies, the directors of each company must approve a written plan of merger or consolidation containing certain prescribed information. That plan or merger or consolidation must then be authorized by either (a) a special resolution (usually a majority of 66 2/3 % in value) of the shareholders of each company; or (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. A shareholder has the right to vote on a merger or consolidation regardless of whether the shares that he holds otherwise give him voting rights. No shareholder resolution is required for a merger between a parent company (i.e., a company that owns at least 90% of the issued shares of each class in a subsidiary company) and its subsidiary company. The consent of each holder of a fixed or floating security interest of a constituent company must be obtained, unless the court waives such requirement. If the Cayman Islands Registrar of Companies is satisfied that the requirements of the Companies Law (which includes certain other formalities) have been complied with, the Registrar of Companies will register the plan of merger or consolidation.

Where the merger or consolidation involves a foreign company, the procedure is similar, save that with respect to the foreign company, the director of the Cayman Islands company is required to make a declaration to the effect that, having made due enquiry, he is of the opinion that the requirements set out below have been met: (i) that the merger or consolidation is permitted or not prohibited by the constitutional documents of the foreign company and by the laws of the jurisdiction in which the foreign company is incorporated, and that those laws and any requirements of those constitutional documents have been or will be complied with; (ii) that no petition or other similar proceeding has been filed and remains outstanding or order made or resolution adopted to wind up or liquidate the foreign company in any jurisdictions; (iii) that no receiver, trustee, administrator or other similar person has been appointed in any jurisdiction and is acting in respect of the foreign company, its affairs or its property or any part thereof; (iv) that no scheme, order, compromise or other similar arrangement has been entered into or made in any jurisdiction whereby the rights of creditors of the foreign company are and continue to be suspended or restricted.

Where the surviving company is the Cayman Islands company, the director of the Cayman Islands company is further required to make a declaration to the effect that, having made due enquiry, he is of the opinion that the requirements set out below have been met: (i) that the foreign company is able to pay its debts as they fall due and that the merger or consolidated is bona fide and not intended to defraud unsecured creditors of the foreign company; (ii) that in respect of the transfer of any security interest granted by the foreign company to the surviving or consolidated company (a) consent or approval to the transfer has been obtained, released or waived; (b) the transfer is permitted by and has been approved in accordance with the constitutional documents of the foreign company; and (c) the laws of the jurisdiction of the foreign company with respect to the transfer have been or will be complied with; (iii) that the foreign company will, upon the merger or consolidation becoming effective, cease to be incorporated, registered or exist under the laws of the relevant foreign jurisdiction; and (iv) that there is no other reason why it would be against the public interest to permit the merger or consolidation.

Where the above procedures are adopted, the Companies Law provides for a right of dissenting shareholders to be paid a payment of the fair value of his shares upon their dissenting to the merger or consolidation if they follow a prescribed procedure. In essence, that procedure is as follows (a) the shareholder must give his written objection to the merger or consolidation to the constituent company before the vote on the merger or consolidation, including a statement that the shareholder proposes to demand payment for his shares if the merger or consolidation is authorized by the vote; (b) within 20 days following the date on which the merger or consolidation is approved by the shareholders, the constituent company must give written notice to each shareholder who made a written objection; (c) a shareholder must within 20 days following receipt of such notice from the constituent company, give the constituent company a written notice of his intention to dissent including, among other details, a demand for payment of the fair value of his shares; (d) within seven days following the date of the expiration of the period set out in paragraph (b) above or seven days following the date on which the plan of merger or consolidation is filed, whichever is later, the constituent company, the surviving company or the consolidated company must make a written offer to each dissenting shareholder to purchase his shares at a price that the company determines is the fair value and if the company and the shareholder agree the price within 30 days following the date on which the offer was made, the company must pay the shareholder such amount; (e) if the company and the shareholder fail to agree on a price within such 30 day period, within 20 days following the date on which such 30 day period expires, the company (and any dissenting shareholder) must file a petition with the Cayman Islands Grand Court to determine the fair value and such petition must be accompanied by a list of the names and addresses of the dissenting shareholders with whom agreements as to the fair value of their shares have not been reached by the company. At the hearing of that petition, the court has the power to determine the fair value of the shares together with a fair rate of interest, if any, to be paid by the company upon the amount determined to be the fair value. Any dissenting shareholder whose name appears on the list filed by the company may participate fully in all proceedings until the determination of fair value is reached. These rights of a dissenting shareholder are not be available in certain circumstances, for example, to dissenters holding shares of any class in respect of which an open market exists on a recognized stock exchange or recognized interdealer quotation system at the relevant date or where the consideration for such shares to be contributed are shares of any company listed on a national securities exchange or shares of the surviving or consolidated company.

Moreover, Cayman Islands law also has separate statutory provisions that facilitate the reconstruction or amalgamation of companies in certain circumstances, schemes of arrangement will generally be more suited for complex mergers or other transactions involving widely held companies, commonly referred to in the Cayman Islands as a “scheme of arrangement” which may be tantamount to a merger. In the event that a merger was sought pursuant to a scheme of arrangement (the procedure of which are more rigorous and take longer to complete than the procedures typically required to consummate a merger in the United States), the arrangement in question must be approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meeting summoned for that purpose. The convening of the meetings and subsequently the terms of the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder would have the right to express to the court the view that the transaction should not be approved, the court can be expected to approve the arrangement if it satisfies itself that:

•        we are not proposing to act illegally or beyond the scope of our corporate authority and the statutory provisions as to majority vote have been complied with;

•        the shareholders have been fairly represented at the meeting in question;

•        the arrangement is such that a business person would reasonably approve; and

•        the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law or that would amount to a “fraud on the minority.”

If a scheme of arrangement or takeover offer (as described below) is approved, any dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of United States corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Squeeze-out Provisions.    When a takeover offer is made and accepted by holders of 90% of the shares to whom the offer is made within four months, the offeror may, within a two-month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed unless there is evidence of fraud, bad faith, collusion or inequitable treatment of the shareholders.

Further, transactions similar to a merger, reconstruction and/or an amalgamation may in some circumstances be achieved through other means to these statutory provisions, such as a share capital exchange, asset acquisition or control, through contractual arrangements, of an operating business.

Shareholders’ Suits.    Our Cayman Islands counsel is not aware of any reported class action having been brought in a Cayman Islands court. Derivative actions have been brought in the Cayman Islands courts, and the Cayman Islands courts have confirmed the availability for such actions. In most cases, we will be the proper plaintiff in any claim based on a breach of duty owed to us, and a claim against (for example) our officers or directors usually may not be brought by a shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority and be applied by a court in the Cayman Islands, exceptions to the foregoing principle apply in circumstances in which:

•        a company is acting, or proposing to act, illegally or beyond the scope of its authority;

•        the act complained of, although not beyond the scope of the authority, could be effected if duly authorized by more than the number of votes which have actually been obtained; or

•        those who control the company are perpetrating a “fraud on the minority.”

A shareholder may have a direct right of action against us where the individual rights of that shareholder have been infringed or are about to be infringed.

Indemnification of Directors and Executive Officers and Limitation of Liability.    Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our amended and restated memorandum and articles of association permit indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such unless such losses or damages arise from dishonesty or fraud of such directors or officers. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation. In addition, our offer letters to our independent directors and our employment agreements with our executive officers provide such persons with additional indemnification beyond that provided in our amended and restated memorandum and articles of association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ Fiduciary Duties.    Under Delaware General Corporation Law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director acts in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he or she owes the following duties to the company: a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his or her position as director (unless the company permits him or her to do so), and a duty not to put himself or herself in a position where the interests of the company conflict with his or her personal interest or his or her duty to a third party. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder Action by Written Consent.    Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent in its certificate of incorporation. Our amended and restated articles of association provide that shareholders may not approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

Shareholder Proposals.    Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

Cayman Islands law does not provide shareholders any right to put proposals before a meeting or requisition a general meeting. However, these rights may be provided in articles of association. Our amended and restated articles of association allow our shareholders holding not less than one-third of all voting power of our share capital in issue to requisition a shareholder’s meeting. Other than this right to requisition a shareholders’ meeting, our current articles of association do not provide our shareholders other rights to put a proposal before a meeting. As an exempted Cayman Islands company, we are not obliged by law to call shareholders’ annual general meetings.

Cumulative Voting.    Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands but our amended and restated articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors.    Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our amended and restated articles of association, directors may be removed with or without cause, by an ordinary resolution of our shareholders.

Transactions with Interested Shareholders.    The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute in its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting share within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding up.    Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board. Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so. Under the Companies Law and our amended and restated articles of association, our company may be wound up, liquidated or dissolved by a special resolution of our shareholders.

Variation of Rights of Shares.    Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under Cayman Islands law and our amended and restated articles of association, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class with the written consent of the holders of three-fourths of the issued shares of that class or with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class.

Amendment of Governing Documents.    Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. As permitted by Cayman Islands law, our amended and restated memorandum and articles of association may only be amended with a special resolution of our shareholders.

Rights of Non-resident or Foreign Shareholders.    There are no limitations imposed by our post-offering amended and restated memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our amended and restated memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

Listing

We have applied to have our ordinary shares listed on the Nasdaq Capital Market under the symbol “HZ.” We cannot guarantee that we will be successful in listing our ordinary shares on the Nasdaq Capital Market; however, we will not complete this offering unless we are so listed.

Transfer Agent and Registrar

The transfer agent and registrar for our ordinary shares is VStock Transfer, LLC. The transfer agent and registrar’s address is 18 Lafayette Place, Woodmere, NY 11598.

SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of this offering, we will have 13,750,000 ordinary shares outstanding, assuming the underwriters do not exercise their over-allotment option to purchase additional ordinary shares. All of the ordinary shares sold in this offering will be freely transferable by persons other than by our “affiliates” without restriction or further registration under the Securities Act. Sales of substantial amounts of our ordinary shares in the public market could adversely affect prevailing market prices of our ordinary shares. Prior to this offering, there has been no public market for our ordinary shares. We have applied to list our ordinary shares on the Nasdaq Capital Market, but we cannot assure you that a regular trading market will develop. We cannot guarantee that we will be successful in listing our ordinary shares on the Nasdaq Capital Market; however, we will not complete this offering unless we are so listed.

Lock-up Agreements

We have agreed not to, for a period of 12 months from the date of this prospectus, offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale, lend or otherwise dispose of, except in this offering, any of our ordinary shares or securities that are substantially similar to our ordinary shares, including but not limited to any options or warrants to purchase our ordinary shares, or any securities that are convertible into or exchangeable for, or that represent the right to receive, our ordinary shares or any such substantially similar securities (other than pursuant to employee stock option plans existing on, or upon the conversion or exchange of convertible or exchangeable securities outstanding as of, the date such lock-up agreement was executed), without the prior written consent of the representative of the underwriters.

Furthermore, each of our directors, executive officers and shareholders of 5% or more of our ordinary shares has also entered into a similar lock-up agreement for a period of 12 months from the date of this prospectus, subject to certain exceptions, with respect to our ordinary shares and securities that are substantially similar to our ordinary shares. These parties collectively own all of our outstanding ordinary shares, without giving effect to this offering.

Other than this offering, we are not aware of any plans by any significant shareholders to dispose of significant numbers of our ordinary shares. However, one or more existing shareholders or owners of securities convertible or exchangeable into or exercisable for our ordinary shares may dispose of significant numbers of our ordinary shares in the future. We cannot predict what effect, if any, future sales of our ordinary shares, or the availability of ordinary shares for future sale, will have on the trading price of our ordinary shares from time to time. Sales of substantial amounts of our ordinary shares in the public market, or the perception that these sales could occur, could adversely affect the trading price of our ordinary shares.

Rule 144

All of our ordinary shares that will be outstanding upon the completion of this offering, other than those Class A ordinary shares sold in this offering, are “restricted securities” as that term is defined in Rule 144 under the Securities Act and may be sold publicly in the United States only if they are subject to an effective registration statement under the Securities Act or pursuant to an exemption from the registration requirement such as those provided by Rule 144 and Rule 701 promulgated under the Securities Act. In general, beginning 90 days after the date of this prospectus, a person (or persons whose shares are aggregated) who at the time of a sale is not, and has not been during the three months preceding the sale, an affiliate of ours and has beneficially owned our restricted securities for at least six months will be entitled to sell the restricted securities without registration under the Securities Act, subject only to the availability of current public information about us, and will be entitled to sell restricted securities beneficially owned for at least one year without restriction. Persons who are our affiliates and have beneficially owned our restricted securities for at least six months may sell a number of restricted securities within any three-month period that does not exceed the greater of the following:

•        1% of the then outstanding ordinary shares which will equal 137,500 ordinary shares, assuming the underwriters do not exercise their over-allotment option; or

•        the average weekly trading volume of our ordinary shares during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

Sales by our affiliates under Rule 144 are also subject to certain requirements relating to manner of sale, notice and the availability of current public information about us.

Rule 701

In general, under Rule 701 of the Securities Act as currently in effect, each of our employees, consultants or advisors who purchases our ordinary shares from us in connection with a compensatory stock plan or other written agreement executed prior to the completion of this offering is eligible to resell those ordinary shares in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144.

TAXATION

The following discussion of material Cayman Islands, PRC and United States federal income tax consequences of an investment in our ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This discussion does not deal with all possible tax consequences relating to an investment in our ordinary shares, such as the tax consequences under state, local and other tax laws. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Maples and Calder, our Cayman Islands counsel. To the extent that the discussion relates to matters of PRC tax law, it represents the opinion of Grandway Law Offices, our PRC counsel. To the extent the discussion relates to the matters of U.S. tax law, it represents the opinion of Sichenzia Ross Ference LLP.

The following summary contains a description of certain Cayman Islands and U.S. federal income tax consequences of the acquisition, ownership and disposition of ordinary shares, but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase ordinary shares. The summary is based upon the tax laws of the Cayman Islands and regulations thereunder and on the tax laws of the United States and regulations thereunder as of the date hereof, which are subject to change.

Prospective investors should consult their professional advisers on the possible tax consequences of buying, holding or selling any Shares under the laws of their country of citizenship, residence or domicile.

Cayman Islands Taxation

The following is a discussion on certain Cayman Islands income tax consequences of an investment in the Shares. The discussion is a general summary of the present law, which is subject to prospective and retroactive change. It is not intended as tax advice, does not consider any investor’s particular circumstances, and does not consider tax consequences other than those arising under Cayman Islands law.

Under Existing Cayman Islands Laws:

Payments of dividends and capital in respect of the Shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of interest and principal or a dividend or capital to any holder of the Shares, as the case may be, nor will gains derived from the disposal of the Shares be subject to Cayman Islands income or corporation tax. The Cayman Islands currently have no income, corporation or capital gains tax and no estate duty, inheritance tax or gift tax.

No stamp duty is payable in respect of the issue of the Shares or on an instrument of transfer in respect of a Share.

We have been incorporated under the laws of the Cayman Islands as an exempted company with limited liability and, as such, has applied for and expects to obtain an undertaking from the Financial Secretary of the Cayman Islands in the following form:

The Tax Concessions Law

(2018 Revision)

Undertaking as to Tax Concessions

In accordance with Section 6 of the Tax Concessions Law (2018 Revision) the Financial Secretary undertakes with HeZhong International (Holding) Limited.

(a)     that no Law which is hereafter enacted in the Islands imposing any tax to be levied on profits, income, gains or appreciations shall apply to us or our operations; and

(b)    in addition, that no tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax shall be payable:

(i)     on or in respect of the shares, debentures or other obligations of our company; or

(ii)    by way of the withholding in whole or part, of any relevant payment as defined in Section 6(3) of the Tax Concessions Law (2018 Revision).

These concessions shall be for a period of 20 years from the date of the undertaking.

People’s Republic of China Taxation

Under the Enterprise Income Tax Law, an enterprise established outside the PRC with a “de facto management body” within the PRC is considered a PRC resident enterprise for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income as well as tax reporting obligations. Under the Implementation Rules, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise.

In addition, State Administration of Taxation (SAT) Circular 82 issued in April 2009 specifies that certain offshore-incorporated enterprises controlled by PRC enterprises or PRC enterprise groups will be classified as PRC resident enterprises if all of the following conditions are met: (a) senior management personnel and core management departments in charge of the daily operations of the enterprises have their presence mainly in the PRC; (b) their financial and human resources decisions are subject to determination or approval by persons or bodies in the PRC; (c) major assets, accounting books and company seals of the enterprises, and minutes and files of their board’s and shareholders’ meetings are located or kept in the PRC; and (d) half or more of the enterprises’ directors or senior management personnel with voting rights habitually reside in the PRC. Further to SAT Circular 82, the SAT issued Announcement of the State Administration of Taxation on Printing and Distributing the Administrative Measures for Income Tax on Chinese-controlled Resident Enterprises Incorporated Overseas (Trial Implementation) (the “SAT Bulletin 45”) on July 27, 2011, which took effect on September 1, 2011, to provide more guidance on the implementation of SAT Circular 82. SAT Bulletin 45 provides for procedures and administration details of determination on PRC resident enterprise status and administration on post-determination matters. If the PRC tax authorities determine that HeZhong International (Holding) Limited is a PRC resident enterprise for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. For example, HeZhong International (Holding) Limited may be subject to enterprise income tax at a rate of 25% with respect to its worldwide taxable income. Also, a 10% withholding tax would be imposed on dividends we pay to our non-PRC enterprise shareholders and with respect to gains derived by our non-PRC enterprise shareholders from transferring our shares or ordinary shares and potentially a 20% of withholding tax would be imposed on dividends we pay to our non-PRC individual shareholders and with respect to gains derived by our non-PRC individual shareholders from transferring our shares or ordinary shares.

It is unclear whether, if we are considered a PRC resident enterprise, holders of our shares or ordinary shares would be able to claim the benefit of income tax treaties or agreements entered into between China and other countries or areas. See “Risk Factors — Risk Factors Related to Doing Business in China — If we are classified as a PRC resident enterprise for PRC enterprise income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders.”

The SAT and the Ministry of Finance issued the Notice of Ministry of Finance and State Administration of Taxation on Several Issues relating to Treatment of Corporate Income Tax Pertaining to Restructured Business Operations of Enterprises (the “SAT Circular 59”) in April 2009, which became effective on January 1, 2008. On October 17, 2017, the SAT issued the Announcement of the State Administration of Taxation on Issues Relating to Withholding at Source of Income Tax of Non-resident Enterprises, which became effective on December 1, 2017 and was amended on June 15, 2018 (the “SAT Circular 37”). By promulgating and implementing the SAT Circular 59 and the SAT Circular 37, the PRC tax authorities have enhanced their scrutiny over the direct or indirect transfer of equity interests in a PRC resident enterprise by a non-PRC resident enterprise.

Pursuant to the Arrangement between the Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, or the Tax Arrangement, where a Hong Kong resident enterprise which is considered a non-PRC tax resident enterprise directly holds at least 25% of a PRC enterprise, the withholding tax rate in respect of the payment of dividends by such PRC enterprise to such Hong Kong resident enterprise is reduced to 5% from a standard rate of 10%, subject to approval of the PRC local tax authority.

Pursuant to the Circular of the State Administration of Taxation on the Issues concerning the Application of the Dividend Clauses of Tax Agreements (“Circular 81”), a resident enterprise of the counter-party to such Tax Arrangement should meet the following conditions, among others, in order to enjoy the reduced withholding tax under the Tax Arrangement: (i) it must directly own the required percentage of equity interests and voting rights in such PRC resident enterprise; and (ii) it should directly own such percentage in the PRC resident enterprise anytime in the 12 months prior to receiving the dividends. Furthermore, the Administrative Measures for Non-Resident

Enterprises to Enjoy Treatments under Tax Treaties (For Trial Implementation), or the Administrative Measures, which became effective in October 2009, requires that the non-resident enterprises must obtain the approval from the relevant tax authority in order to enjoy the reduced withholding tax rate under the tax treaties. There are also other conditions to qualify for such a reduced withholding tax rate according to other relevant tax rules and regulations. Accordingly, HeZhong HK may be able to enjoy the 5% withholding tax rate for the dividends it receives from the WFOE, if it satisfies the conditions prescribed under Circular 81 and other relevant tax rules and regulations, and obtains the approvals as required under the Administrative Measures. However, according to Circular 81, if the relevant tax authorities consider the transactions or arrangements we have are for the primary purpose of enjoying a favorable tax treatment, the relevant tax authorities may adjust the favorable withholding tax in the future.

Material United States Federal Income Tax Considerations

The following is a discussion of certain material United States federal income tax considerations relating to the acquisition, ownership, and disposition of our ordinary shares by a U.S. Holder, as defined below, that acquires our ordinary shares in this offering and holds our ordinary shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based on existing United States federal income tax law, which is subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service (the “IRS”) with respect to any United States federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion does not address all aspects of United States federal income taxation that may be important to particular investors in light of their individual circumstances, including investors subject to special tax rules (such as, for example, certain financial institutions, insurance companies, regulated investment companies, real estate investment trusts, broker-dealers, traders in securities that elect mark-to-market treatment, partnerships (or other entities treated as partnerships for United States federal income tax purposes) and their partners, tax-exempt organizations (including private foundations)), investors who are not U.S. Holders, investors that own (directly, indirectly, or constructively) 5% or more of our voting stock, investors that hold their ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction), or investors that have a functional currency other than the U.S. dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this discussion does not address any tax laws other than the United States federal income tax laws, including any state, local, alternative minimum tax or non-United States tax considerations, or the Medicare tax on unearned income. Each potential investor is urged to consult its tax advisor regarding the United States federal, state, local and non-United States income and other tax considerations of an investment in our ordinary shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our ordinary shares that is, for United States federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation for United States federal income tax purposes) created in, or organized under the laws of, the United States or any state thereof or the District of Columbia, (iii) an estate the income of which is includible in gross income for United States federal income tax purposes regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise elected to be treated as a United States person under the Code.

If a partnership (or other entity treated as a partnership for United States federal income tax purposes) is a beneficial owner of our ordinary shares, the tax treatment of a partner in the partnership will depend upon the status of the partner and the activities of the partnership. Partnerships and partners of a partnership holding our ordinary shares are urged to consult their tax advisors regarding an investment in our ordinary shares.

The discussion set forth below is addressed only to U.S. Holders that purchase ordinary shares in this offering. Prospective purchasers are urged to consult their own tax advisors about the application of U.S. federal income tax law to their particular circumstances as well as the state, local, foreign and other tax consequences to them of the purchase, ownership and disposition of our ordinary shares.

Taxation of Dividends and Other Distributions on our Ordinary Shares

Subject to the passive foreign investment company rules discussed below, distributions of cash or other property made by us to you with respect to the ordinary shares (including the amount of any taxes withheld therefrom) will generally be includable in your gross income as dividend income on the date of receipt by you, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). With respect to corporate U.S. Holders, the dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends will be taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) the ordinary shares are readily tradable on an established securities market in the United States, or we are eligible for the benefits of an approved qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are not a passive foreign investment company (as discussed below) for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. You are urged to consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our ordinary shares, including the effects of any change in law after the date of this prospectus.

To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), it will be treated first as a tax-free return of your tax basis in your ordinary shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

Taxation of Dispositions of Ordinary Shares

Subject to the passive foreign investment company rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of a share equal to the difference between the amount realized (in U.S. dollars) for the share and your tax basis (in U.S. dollars) in the ordinary shares. The gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the ordinary shares for more than one year, you may be eligible for reduced tax rates on any such capital gains. The deductibility of capital losses is subject to limitations.

Passive Foreign Investment Company

A non-U.S. corporation is considered a PFIC for any taxable year if either:

•        at least 75% of its gross income for such taxable year is passive income; or

•        at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).

Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock. In determining the value and composition of our assets for purposes of the PFIC asset test, (1) the cash we raise in this offering will generally be considered to be held for the production of passive income and (2) the value of our assets must be determined based on the market value of our ordinary shares from time to time, which could cause the value of our non-passive assets to be less than 50% of the value of all of our assets (including the cash raised in this offering) on any particular quarterly testing date for purposes of the asset test.

We must make a separate determination each year as to whether we are a PFIC. Depending on the amount of cash we raise in this offering, together with any other assets held for the production of passive income, it is possible that, for our 2018 taxable year or for any subsequent taxable year, more than 50% of our assets may be assets held for the production of passive income. We will make this determination following the end of any particular tax year. Although the law in this regard is unclear, we treat our consolidated affiliated entities as being owned by us for United States federal income tax purposes, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their operating results in our consolidated financial statements. In particular, because the value of our assets for purposes of the asset test will generally be determined based on the market price of our ordinary shares and because cash is generally considered to be an asset held for the production of passive income, our PFIC status will depend in large part on the market price of our ordinary shares and the amount of cash we raise in this offering. Accordingly, fluctuations in the market price of the ordinary shares may cause us to become a PFIC. In addition, the application of the PFIC rules is subject to uncertainty in several respects and the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raise in this offering. We are under no obligation to take steps to reduce the risk of our being classified as a PFIC, and as stated above, the determination of the value of our assets will depend upon material facts (including the market price of our ordinary shares from time to time and the amount of cash we raise in this offering) that may not be within our control. If we are a PFIC for any year during which you hold ordinary shares, we will continue to be treated as a PFIC for all succeeding years during which you hold ordinary shares. However, if we cease to be a PFIC and you did not previously make a timely “mark-to-market” election as described below, you may avoid some of the adverse effects of the PFIC regime by making a “purging election” (as described below) with respect to the ordinary shares.

If we are a PFIC for your taxable year(s) during which you hold ordinary shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the ordinary shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the ordinary shares will be treated as an excess distribution. Under these special tax rules:

•        the excess distribution or gain will be allocated ratably over your holding period for the ordinary shares;

•        the amount allocated to your current taxable year, and any amount allocated to any of your taxable year(s) prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

•        the amount allocated to each of your other taxable year(s) will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the ordinary shares cannot be treated as capital, even if you hold the ordinary shares as capital assets.

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock to elect out of the tax treatment discussed above. If you make a mark-to-market election for the first taxable year during which you hold (or are deemed to hold) ordinary shares and for which we are determined to be a PFIC, you will include in your income each year an amount equal to the excess, if any, of the fair market value of the ordinary shares as of the close of such taxable year over your adjusted basis in such ordinary shares, which excess will be treated as ordinary income and not capital gain. You are allowed an ordinary loss for the excess, if any, of the adjusted basis of the ordinary shares over their fair market value as of the close of the taxable year. However, such ordinary loss is allowable only to the extent of any net mark-to-market gains on the ordinary shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ordinary shares, are treated as ordinary income. Ordinary loss treatment also applies to any loss realized on the actual sale or disposition of the ordinary shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ordinary shares. Your basis in the ordinary shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for qualified dividend income discussed above under “— Taxation of Dividends and Other Distributions on our ordinary shares” generally would not apply.

The mark-to-market election is available only for “marketable stock”, which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market (as defined in applicable U.S. Treasury regulations), including Nasdaq. If the ordinary shares are regularly traded on Nasdaq and if you are a holder of ordinary shares, the mark-to-market election would be available to you were we to be or become a PFIC.

Alternatively, a U.S. Holder of stock in a PFIC may make a “qualified electing fund” election with respect to such PFIC to elect out of the tax treatment discussed above. A U.S. Holder who makes a valid qualified electing fund election with respect to a PFIC will generally include in gross income for a taxable year such holder’s pro rata share of the corporation’s earnings and profits for the taxable year. However, the qualified electing fund election is available only if such PFIC provides such U.S. Holder with certain information regarding its earnings and profits as required under applicable U.S. Treasury regulations. We do not currently intend to prepare or provide the information that would enable you to make a qualified electing fund election. If you hold ordinary shares in any taxable year in which we are a PFIC, you will be required to file IRS Form 8621 in each such year and provide certain annual information regarding such ordinary shares, including regarding distributions received on the ordinary shares and any gain realized on the disposition of the ordinary shares.

If you do not make a timely “mark-to-market” election (as described above), and if we were a PFIC at any time during the period you hold our ordinary shares, then such ordinary shares will continue to be treated as stock of a PFIC with respect to you even if we cease to be a PFIC in a future year, unless you make a “purging election” for the year we cease to be a PFIC. A “purging election” creates a deemed sale of such ordinary shares at their fair market value on the last day of the last year in which we are treated as a PFIC. The gain recognized by the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, you will have a new basis (equal to the fair market value of the ordinary shares on the last day of the last year in which we are treated as a PFIC) and holding period (which new holding period will begin the day after such last day) in your ordinary shares for tax purposes.

You are urged to consult your tax advisors regarding the application of the PFIC rules to your investment in our ordinary shares and the elections discussed above.

Information Reporting and Backup Withholding

Dividend payments with respect to our ordinary shares and proceeds from the sale, exchange or redemption of our ordinary shares may be subject to information reporting to the IRS and possible U.S. backup withholding. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on IRS Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on IRS Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information. We do not intend to withhold taxes for individual shareholders. However, transactions effected through certain brokers or other intermediaries may be subject to withholding taxes (including backup withholding), and such brokers or intermediaries may be required by law to withhold such taxes.

Under the Hiring Incentives to Restore Employment Act of 2010, certain U.S. Holders are required to report information relating to our ordinary shares, subject to certain exceptions (including an exception for ordinary shares held in accounts maintained by certain financial institutions), by attaching a complete IRS Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold ordinary shares.

UNDERWRITING

We have entered into an underwriting agreement with                     to act as the representative for the underwriters named below. Subject to the terms and conditions of the underwriting agreement, the underwriters named below have agreed to purchase, and we have agreed to sell to them, the number of our ordinary shares at the initial public offering price, less the underwriting discounts and commissions, as set forth on the cover page of this prospectus and as indicated below:

Underwriter	Number of Shares

Total

The underwriting agreement provides that the obligations of the underwriters to pay for and accept delivery of the ordinary shares offered by this prospectus are subject to the approval of certain legal matters by their counsel and to other conditions. The underwriters are obligated to take and pay for all of the ordinary shares offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ option to purchase additional shares described below.

We have agreed to indemnify the underwriters against specified liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect thereof.

The underwriters will initially offer the shares to be sold in this offering directly to the public at the initial public offering price set forth on the cover of this prospectus and to selected dealers at the initial public offering price less a selling concession not in excess of $        per share. After the offering, the underwriters may change the offering price and other selling terms. No change in those terms will change the amount of proceeds to be received by us as set forth on the cover of this prospectus.

We have applied to list our ordinary shares on the Nasdaq Capital Market under the symbol “HZ”. We cannot guarantee that we will be successful in listing our ordinary shares on the Nasdaq Capital Market; however, we will not complete this offering unless we are so listed.

We have granted to the underwriters an option, exercisable for        days from the date of this prospectus, to purchase up to an additional         ordinary shares at the initial public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional ordinary shares as the number listed next to the underwriter’s name in the preceding table bears to the total number of ordinary shares listed next to the names of all underwriters in the preceding table.

The following table shows the per share and total initial public offering price, underwriting discounts and commissions, and proceeds before expenses to us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional         ordinary shares.

	Per Share	Total Without Exercise of Over-allotment Option	Total With Full Exercise of Over-allotment Option
Initial public offering price	$	$	$
Underwriting discounts and commissions(1)	$	$	$
Proceeds, before expenses, to us	$	$	$

We shall also be responsible for all expenses relating to the offering, including, without limitation, (a) all filing fees and communication and printing expenses relating to the registration of the shares to be sold in the offering with the SEC and the filing of the offering materials with FINRA; (b) all fees and expenses relating to the listing of such shares on a mutually acceptable stock exchange; (c) all fees, expenses and disbursements relating to the registration or qualification of such shares under the “blue sky” securities laws of such states and other jurisdictions as the representative may reasonably designate; (d) fees and expenses of the transfer agent for such shares; and (e) the fees and expenses of our accountants and the fees and expenses of our legal counsel and other agents and representatives.

We estimate that the total expenses of the offering payable by us, excluding the underwriting discounts and commissions and non-accountable expense allowance will be approximately $            .

The address of                 is                                                         .

Pricing of the Offering

Prior to this offering, there has been no public market for our ordinary shares. The initial public offering price of the shares has been negotiated between us and the underwriters. Among the factors considered in determining the initial public offering price of the shares, in addition to the prevailing market conditions, are our historical performance, estimates of our business potential and earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.

Indemnification Escrow Agreement

We have agreed with the underwriters in this offering to establish an escrow account in the United States and to fund such account with $600,000 from this offering that may be utilized by the underwriters to fund any bona fide indemnification claims of the underwriters arising during a two year period following the offering. All funds that are not subject to an indemnification claim will be returned to us after the two year period expires.

No Sales of Similar Securities

We have agreed not to offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, any ordinary share or any securities convertible into or exercisable or exchangeable for ordinary shares or enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of our ordinary shares, whether any such transaction is to be settled by delivery of ordinary shares or such other securities, in cash or otherwise, without the prior written consent of the representative, for a period of 12 months from the date of this prospectus.

In addition, our directors, executive officers and holders of 5% or more of our ordinary shares will enter into lock-up agreements with the representative prior to the commencement of this offering pursuant to which each of these persons or entities, for a period of months from the date of this prospectus: (1) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, make any short sale or otherwise transfer or dispose of, directly or indirectly, any ordinary share or any securities convertible into, exercisable or exchangeable for or that represent the right to receive ordinary shares (including ordinary shares which may be deemed to be beneficially owned by such person in accordance with the rules and regulations of the Securities and Exchange Commission and securities which may be issued upon exercise of a stock option or warrant) whether now owned or hereafter acquired; (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the foregoing securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of ordinary shares or such other securities, in cash or otherwise; (3) make any demand for or exercise any right with respect to, the registration of any ordinary shares or any security convertible into or exercisable or exchangeable for ordinary shares; or (4) publicly disclose the intention to do any of the foregoing.

The lock-up restrictions described in the immediately preceding paragraph do not apply with respect to any transfer:

(i)     as a bona fide gift or gifts,

(ii)    to any trust for the direct or indirect benefit of the holder or the immediate family of the holder,

(iii)   if the holder is a corporation, partnership, limited liability company, trust or other business entity (1) transfers to another corporation, partnership, limited liability company, trust or other business entity that is a direct or indirect affiliate of the holder or (2) distributions of our ordinary shares or any security convertible into or exercisable for our ordinary shares to limited partners, limited liability company members or shareholders of the holder,

(iv)   if the holder is a trust, transfers to the beneficiary of such trust,

(v)    by testate succession or intestate succession; or

(vi)   pursuant to the underwriting agreement;

provided, in the case of clauses (i) – (v), that (x) such transfer will not involve a disposition for value, (y) the transferee agrees in writing with the representative to be bound by the terms of a lock-up agreement, and (z) no filing by any party under Section 16(a) of the Exchange Act will be required or will be made voluntarily in connection with such transfer. Furthermore, notwithstanding the foregoing, the holder may transfer ordinary shares in a transaction not involving a public offering or public resale; provided that (x) the transferee agrees in writing with the representative to be bound by the terms of a lock-up agreement, and (y) no filing by any party under Section 16(a) of the Exchange Act is required or is made voluntarily in connection with such transfer.

Electronic Offer, Sale and Distribution of Securities

A prospectus in electronic format may be made available on the websites maintained by the underwriters or selling group members, if any, participating in this offering and the underwriters may distribute prospectuses electronically. The underwriters may agree to allocate a number of ordinary shares to selling group members for sale to their online brokerage account holders. The ordinary shares to be sold pursuant to Internet distributions will be allocated on the same basis as other allocations. Other than the prospectus in electronic format, the information on these websites is not part of, nor incorporated by reference into, this prospectus or the registration statement of which this prospectus forms a part, has not been approved or endorsed by us or the underwriters, and should not be relied upon by investors.

Price Stabilization, Short Positions and Penalty Bids

In connection with this offering, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of our ordinary shares. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under option to purchase additional shares. The underwriters can close out a covered short sale by exercising the option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the option to purchase additional shares. The underwriters may also sell shares in excess of the option to purchase additional shares, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter or dealer repays selling concessions allowed to it for distributing our ordinary shares in this offering because the underwriters repurchase those shares in stabilizing or short covering transactions.

Finally, the underwriters may bid for, and purchase, our ordinary shares in market making transactions, including “passive” market making transactions as described below.

These activities may stabilize or maintain the market price of our ordinary shares at a price that is higher than the price that might otherwise exist in the absence of these activities. The underwriters are not required to engage in these activities, and may discontinue any of these activities at any time without notice. These transactions may be effected on the Nasdaq Capital Market, in the over-the-counter market, or otherwise.

Passive Market Making

In connection with this offering, the underwriters may engage in passive market making transactions in our ordinary shares on the Nasdaq Capital Market in accordance with Rule 103 of Regulation M under the Exchange Act, during a period before the commencement of offers or sales of the shares and extending through the completion of the distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, then that bid must then be lowered when specified purchase limits are exceeded.

Potential Conflicts of Interest

The underwriters and their affiliates may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business for which they may receive customary fees and reimbursement of expenses. In the ordinary course of their various business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own accounts and for the accounts of their customers and such investment and securities activities may involve securities and/or instruments of our company. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Selling Restrictions

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

The underwriters are expected to make offers and sales both in and outside the United States through their respective selling agents. Any offers and sales in the United States will be conducted by broker-dealers registered with the SEC.

Hong Kong

The ordinary shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 622, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder.

People’s Republic of China

This prospectus has not been and will not be circulated or distributed in China, and ordinary shares may not be offered or sold, and will not be offered or sold to any person for re-offering or resale, directly or indirectly, to any resident of China except pursuant to applicable laws and regulations of China. For the purpose of this paragraph, China does not include Taiwan, and the special administrative regions of Hong Kong and Macau.

EXPENSES RELATING TO THIS OFFERING

Set forth below is an itemization of the total expenses, excluding underwriting discounts and commissions, that we expect to incur in connection with this offering. With the exception of the SEC registration fee, Nasdaq listing fee and the FINRA filing fee, all amounts are estimates.

SEC Registration Fee	$700
Nasdaq Listing Fee	75,000
FINRA Filing Fee	1,360
Legal Fees and Expenses	689,619
Accounting Fees and Expenses	164,220
Printing and Engraving Expenses	50,800
Transfer Agent Fee	15,000
Miscellaneous Expenses	410,039
Total	$1,406,738

LEGAL MATTERS

We are being represented by Sichenzia Ross Ference LLP with respect to certain legal matters as to United States federal securities and New York State law. The underwriters are being represented by                   with respect to certain legal matters as to United States federal securities and New York State law. The validity of the ordinary shares offered in this offering will be passed upon for us by Maples and Calder. Certain legal matters as to PRC law will be passed upon for us by Grandway Law Offices and for the underwriters by             . Sichenzia Ross Ference LLP may rely upon Maples and Calder with respect to matters governed by Cayman Islands law and Grandway Law Offices with respect to matters governed by PRC law.                 may rely upon                       with respect to matters governed by PRC law.

EXPERTS

The consolidated financial statements of our company as of June 30, 2018 and 2017, and for each of the years in the period then ended included in this prospectus have been so included in reliance on the report of Friedman LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The office of Friedman LLP is located at One Libery Plaza, 165 Broadway, New York, NY 10006.

The section in this prospectus entitled “Industry” is based in part upon, and summaries elsewhere in this prospectus attributed to Xindibiao are based upon, information either compiled or produced by Xindibiao and are included in reliance upon the authority of that firm as an expert, although Xindibiao has not independently verified the material provided to it by the outside sources referenced in that section. This information has been included with the consent of Xindibiao and Xindibiao has authorized that portions of the prospectus be attributed to it. The registered business address of Xindibiao is Unit 0103, Block i3, 12th Oak Manor, Bantian, Longgang District, Shenzhen, Guangdong, China.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed a registration statement, including relevant exhibits, with the SEC on Form F-1 under the Securities Act with respect to underlying ordinary shares to be sold in this offering. This prospectus, which constitutes a part of the registration statement on Form F-1, does not contain all of the information contained in the registration statement. You should read our registration statements and their exhibits and schedules for further information with respect to us and our ordinary shares.

Immediately upon the effectiveness of the registration statement on Form F-1 to which this prospectus is a part, we will become subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. You can read our SEC filings, including the registration statement, over the Internet at the SEC’s website at www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities at 100 F Street NE, Washington, D.C. 20549. You may also obtain copies of these documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities. You may also request a copy of these filings, at no cost, by writing to us at Block A, Room 503, Dachong Business Center, Hi-Tech Park, Nanshan District, Shenzhen, Guangdong Province, China 518000 or call us at +86 755-86355407. We also maintain a website at www.hzed.com, at which, following the completion of this offering, you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. The information contained in, and that can be accessed through, our website is not incorporated into and is not part of this prospectus.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Financial Statements
Audited Consolidated Balance Sheets at June 30, 2018 and 2017 and Unaudited Interim Condensed Consolidated Balance Sheet at December 31, 2018	F-3

Audited Consolidated Statements of Operations and Comprehensive Income (Loss) for the Years Ended June 30, 2018 and 2017 and Unaudited Interim Condensed Consolidated Statements of Operations and Comprehensive Income (loss) for the Six Months Ended December 31, 2018 and 2017

F-4

Audited Consolidated Statements of Changes in Shareholders’ Equity for the Years Ended June 30, 2018 and 2017 and Unaudited Interim Condensed Consolidated Statements of Changes in Shareholders’ Equity for the Six Months Ended December 31, 2018

F-5

Audited Consolidated Statements of Cash Flows for the Years Ended June 30, 2018 and 2017 and Unaudited Interim Condensed Consolidated Statements of Cash Flows for the Six Months Ended December 31, 2018 and 2017

F-6
Notes to the Consolidated Financial Statements	F-7

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

HeZhong International (Holding) Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of HeZhong International (Holding) Limited and its Subsidiaries (collectively, the “Company”) as of June 30, 2018 and 2017, and the related consolidated statements of operations and comprehensive income (loss), changes in shareholders’ equity, and cash flows for each of the years in the two-year period ended June 30, 2018, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2018 and 2017, and the results of its operations and its cash flows for each of the years in the two-year period ended June 30, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Friedman LLP

We have served as the Company’s auditor since 2018.

New York, New York

October 19, 2018, except for Notes 1 and 3 which are dated December 10, 2018 and Notes 2 and 15 which are dated January 11, 2019 and March 5, 2019, Note 2 which is dated March 29, 2019, and Notes 1, 2, 3 and 12 which are dated July 3, 2019.

HEZHONG INTERNATIONAL (HOLDING) LIMITED
CONSOLIDATED BALANCE SHEETS
(Expressed in U.S. dollar, except for the number of shares)

	December 31, 2018	June 30, 2018	June 30, 2017
	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$589,245	$1,164,032	$464,026
Accounts receivable, net	102,994	937,377	61,284
Prepayments	6,067,043	1,371,700	42,967
Other receivables and other current assets	394,189	238,447	143,488
Amount due from shareholder	220,280	—	—
Amount due from related party	—	542,221	—
Deferred IPO costs	464,654	—	—
Loan receivables	3,308,362	578,364	4,425,236
Loan receivable from employee	—	9,330,801	1,107,131
Total current assets	11,146,767	14,162,942	6,244,132
Other assets:
Property and equipment, net	79,883	71,562	1,800
Deferred tax assets	1,064,856	1,043,880	388,168
Total other assets	1,144,739	1,115,442	389,968
Total Assets	$12,291,506	$15,278,384	$6,634,100

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$357,417	$706,015	$—
Amount due to shareholder	—	47,085	1,893,103
Amount due to related parties	—	65,061	1,173,468
Taxes payable	751,830	897,095	51,736
Payroll and welfare payable	596,860	800,638	172,599
Other payables	12,946	4,384	118,770
Loan payable	—	2,240,323	—
Total current liabilities	1,719,053	4,760,601	3,409,676
Total liabilities	1,719,053	4,760,601	3,409,676
Commitments and Contingencies
Shareholders’ equity
Preferred shares, $0.0001 par value, 10,000,000 shares authorized, none issued	—	—	—
Ordinary shares, $0.0001 par value, 490,000,000 shares authorized, 50,000,000 shares issued and outstanding as of December 31, 2018, June 30, 2018 and 2017, respectively*	5,000	5,000	5,000
Shares subscription receivable	(5,000)	(5,000)	(5,000)
Additional paid-in capital	7,129,015	7,129,015	4,493,241
Statutory reserve	346,498	301,391	—
Retained earnings (accumulated deficit)	3,266,963	2,883,550	(1,215,796)
Accumulated other comprehensive loss	(415,478)	(38,893)	(53,021)
Total shareholders’ equity	10,326,998	10,275,063	3,224,424
Non-controlling interest	245,455	242,720	—
Total shareholders’ equity	10,572,453	10,517,783	3,224,424
Total Liabilities and Shareholders’ Equity	$12,291,506	$15,278,384	6,634,100

____________

*        Giving retroactive effect to the 10,000 for 1 share subdivision effected on September 20, 2018

The accompanying notes are an integral part of these consolidated financial statements.

HEZHONG INTERNATIONAL (HOLDING) LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)
(Expressed in U.S. dollar, except for the number of shares)

	For the Six Months Ended December 31,		For the Years Ended June 30,
	2018	2017	2018	2017
	(Unaudited)	(Unaudited)
OPERATING REVENUES
Automobile loans	$35,497	$172,307	$582,069	$152,486
Consumer loans	11,145,586	16,456,430	33,955,071	861,353
Business related taxes and surcharges	(31,792)	(62,601)	(137,778)	(5,904)
Total operating revenues, net	11,149,291	16,566,136	34,399,362	1,007,935
OPERATING EXPENSES
Origination and servicing expenses	2,985,348	1,846,965	5,222,945	752,253
Selling and marketing expenses	4,889,379	4,965,522	16,684,722	544,250
General and administrative expenses	1,401,631	708,024	2,240,604	346,724
Research and development expenses	1,270,679	66,823	848,867	13,898
Provision for doubtful accounts	241,429	167,952	3,765,667	461,839
Total operating expenses	10,788,466	7,755,286	28,762,805	2,118,964
INCOME (LOSS) FROM OPERATIONS	360,825	8,810,850	5,636,557	(1,111,029)

OTHER INCOME (EXPENSES)
Interest income	35,989	156,223	430,156	6,655
Other income	—	—	13,255	—
Other expenses	(6,097)	(15,302)	(76,653)	(61)
Total other income, net	29,892	140,921	366,758	6,594
INCOME (LOSS) BEFORE INCOME TAX	390,717	8,951,771	6,003,315	(1,104,435)
Income tax (expense) benefit	60,357	(2,230,455)	(1,737,431)	261,497
NET INCOME (LOSS)	451,074	6,721,316	4,265,884	(842,938)
Less: Net income (loss) attributable to non-controlling interest	22,554	576	(134,853)	—
NET INCOME (LOSS) ATTRIBUTABLE TO HEZHONG INTERNATIONAL (HOLDING) LIMITED	428,520	6,720,740	4,400,737	(842,938)
NET INCOME (LOSS)	451,074	6,721,316	4,265,884	(842,938)

OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation adjustment	(396,404)	335,533	14,428	(29,350)
COMPREHENSIVE INCOME(LOSS)	54,670	7,056,849	4,280,312	(872,288)
Less: Comprehensive income(loss)attributable to non-controlling interest	2,735	3,372	(134,553)	—
COMPREHENSIVE INCOME(LOSS) ATTRIBUTABLE TO HEZHONG INTERNATIONAL (HOLDING) LIMITED	$51,935	$7,053,477	$4,414,865	$(872,288)

WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES
Basic and diluted*	50,000,000	50,000,000	50,000,000	50,000,000

EARNINGS (LOSS) PER SHARE
Basic and diluted*	$0.01	$0.13	$0.09	$(0.02)

____________

*        Giving retroactive effect to the 10,000 for 1 share subdivision effected on September 20, 2018

The accompanying notes are an integral part of these consolidated financial statements.

HEZHONG INTERNATIONAL (HOLDING) LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(Expressed in U.S. dollar, except for the number of shares)

	Ordinary shares		Shares Subscription receivables	Additional Paid-in capital	Retained Earnings (Accumulated Deficit)		Accumulated Comprehensive loss	Non- Controlling Interest	Total
					Statutory reserves	Accumulated deficit
	Shares	Amount
BALANCE, June 30, 2016	50,000,000	$5,000	$(5,000)	$1,539,883	$—	$(372,858)	$(23,671)	$—	$1,143,354
Capital contribution	—	—	—	2,953,358	—	—	—	—	2,953,358
Net loss	—	—	—	—	—	(842,938)	—	—	(842,938)
Foreign currency translation	—	—	—	—	—	—	(29,350)	—	(29,350)
BALANCE, June 30, 2017	50,000,000	5,000	(5,000)	4,493,241	—	(1,215,796)	(53,021)	—	3,224,424
Capital contribution	—	—	—	2,635,774	—	—	—	377,273	3,013,047
Net income attributable to HeZhong International (Holding) Limited	—	—	—	—	—	4,400,737	—	—	4,400,737
Net loss attributable to non-controlling interest	—	—	—	—	—	—	—	(134,853)	(134,853)
Foreign currency translation	—	—	—	—	—	—	14,128	300	14,428
Statutory reserve	—	—	—	—	301,391	(301,391)	—	—	—
BALANCE, June 30, 2018	50,000,000	5,000	(5,000)	7,129,015	301,391	2,883,550	(38,893)	242,720	10,517,783
Net income attributable to HeZhong International (Holding) Limited		—	—	—	—	428,520	—	—	428,520
Net income attributable to non-controlling interest	—	—	—	—	—	—	—	22,554	22,554
Foreign currency translation	—	—	—	—	—	—	(376,585)	(19,819)	(396,404)
Statutory reserve	—	—	—	—	45,107	(45,107)	—	—	—
BALANCE, December 31, 2018 (unaudited)	50,000,000	$5,000	$(5,000)	$7,129,015	$346,498	$3,266,963	$(415,478)	$245,455	$10,572,453

____________

*        Giving retroactive effect to the 10,000 for 1 share subdivision effected on September 20, 2018

The accompanying notes are an integral part of these consolidated financial statements

HEZHONG INTERNATIONAL (HOLDING) LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in U.S. dollar)

	For the Six Months Ended December 31,		For the Years Ended June 30,
	2018	2017	2018	2017
	(Unaudited)	(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$451,074	$6,721,316	$4,265,884	$(842,938)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Provision for doubtful accounts	241,429	167,952	3,765,667	461,839
Depreciation	20,054	798	5,705	797
Deferred tax expense (benefit)	(60,357)	248,945	(657,611)	(261,497)
Change in operating assets and liabilities
Accounts receivable	592,954	(246,381)	(4,641,760)	(523,123)
Other receivables and other current assets	(155,743)	(194,523)	(94,959)	(142,029)
Prepayments	(4,695,344)	(2,489)	(1,328,733)	(30,943)
Deferred IPO costs	(464,654)	—	—	—
Accounts payable	(348,598)	—	706,015	—
Taxes payable	(145,265)	2,561,211	845,359	49,933
Payroll and welfare payable	(203,778)	166,642	628,039	144,236
Other payables	8,562	248,034	(114,386)	17,271
Net cash provided by (used in) operating activities	(4,759,666)	9,671,505	3,379,220	(1,126,454)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(28,375)	(8,650)	(75,467)	(544)
Loan receivables	(2,729,998)	(185,679)	3,846,872	(2,920,549)
Loan advances to employee	9,330,801	(4,886,115)	(8,223,670)	(1,107,131)
Net cash provided by (used in) investing activities	6,572,428	(5,080,444)	(4,452,265)	(4,028,224)

CASH FLOWS FROM FINANCING ACTIVITIES:
Loan (repayment to) proceeds from third party	(2,240,323)	347,274	2,240,323	—
Amount due from related party, net	542,221	(3,073,944)	(542,221)	—
Amounts due to related parties, net	(65,061)	(1,173,468)	(1,108,407)	1,173,468
Amount due to shareholder, net	(267,365)	(1,809,798)	(1,846,018)	1,444,562
Capital contributions	—	3,011,511	3,013,047	2,953,358
Net cash provided by (used in) financing activities	(2,030,528)	(2,698,425)	1,756,724	5,571,388

EFFECT OF EXCHANGE RATE ON CASH AND CASH EQUIVALENTS	(357,021)	329,507	16,327	(27,963)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(574,787)	2,222,143	700,006	388,747
Cash and cash equivalents at beginning of period	1,164,032	464,026	464,026	75,279
Cash and cash equivalents at end of period	$589,245	$2,686,169	$1,164,032	$464,026

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for income tax	$—	$—	$1,666,897	$—

The accompanying notes are an integral part of these consolidated financial statements.

HEZHONG INTERNATIONAL (HOLDING) LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — Nature of business and organization

HeZhong International (Holding) Limited (the “Company”) is a holding company incorporated on May 22, 2018 under the laws of the Cayman Islands. The Company has no substantial operations other than holding all of the outstanding share capital of HeZhong International (Hong Kong) Limited (“HeZhong HK”) which was incorporated in Hong Kong on May 31, 2018. HeZhong HK is also a holding company holding of all the equity interest of Shenzhen Helizhong Enterprise Consulting Co., Ltd. (“WFOE”), a wholly foreign owned enterprise incorporated in the People’s Republic of China (“PRC” or “China”) on September 13, 2018. The Company, through its PRC subsidiary, WFOE, entered into a series of contractual arrangements with Shenzhen HeZhong Fortune Finance and Investment Management Co., Ltd., a limited liability company formed in China on August 14, 2015 (“Shenzhen HeZhong” or “VIE”) and its shareholders in September 2018. The series of contractual agreements (the “VIE Agreements”) include an Exclusive Consultation and Service Agreement, Exclusive Purchase Option Agreements, Voting Rights Proxy and Financial Supporting Agreements, and Equity Interest Pledge Agreements. The Company believes that these contractual arrangements would enable WFOE to (1) have power to direct the activities that most significantly affects the economic performance of the VIE and (2) receive the economic benefits of the VIE that could be significant to the VIE. Accordingly, the Company believes that WFOE is the primary beneficiary of the VIE.

The Company, through Shenzhen HeZhong, is engaged in providing loan facilitation services to borrowers and investors through an online marketplace. The Company’s headquarters is located in the city of Shenzhen, Guangdong, China. All of the Company’s business activities are carried out by Shenzhen HeZhong.

On September 25, 2018, the Company completed its reorganization of entities under the common control of two shareholders, who collectively owned a majority of the equity interests of the Company prior to the reorganization. WFOE is the primary beneficiary of Shenzhen HeZhong and all of these entities included in the Company are under common control, which results in the consolidation of Shenzhen HeZhong at the carrying value. This transaction has been accounted for as a reorganization of entities under common control. The consolidated financial statements are prepared on the basis as if the reorganization became effective as of the beginning of the first period presented in the accompanying consolidated financial statements of the Company.

On June 18, 2019, the shareholders of Shenzhen HeZhong resolved to increase the registered capital of Shenzhen HeZhong from RMB50,000,000 (approximately $7.475million) to RMB550,000,000 (approximately $80 million). The increase in registered capital will be contributed to by Shenzhen HeZhong’s two of three existing shareholders, Mr. Zhaobin Wen and Guangdong Jinxunyuan Auto Leasing Co., Ltd (who collectively owned in the aggregate 95% equity interest in Shenzhen HeZhong). The subscribed capital contribution of Guangdong Jinxunyuan Auto Leasing Co., Ltd has been changed from RMB 10 million to RMB 110 million. The subscribed capital contribution of Mr. Zhaobin Wen has been changed from RMB 37.5 million to RMB 437.5 million. There is no change in the shareholder capital contribution of Shenzhen TCL Shifangchuizhi Industrial Technology Development Co., Ltd. As a result of the change in registered capital and the subscribed capital contributions of Mr. Zhaobin Wen and Guangdong Jinxunyuan Auto Leasing Co., Ltd, the ownership percentage of Mr. Zhaobin Wen in Shenzhen HeZhong increased from 75% to 79.55%, the ownership percentage of Guangdong Jinxunyuan Auto Leasing Co., Ltd. in Shenzhen HeZhong remains at 20% and the ownerhship percentage of Shenzhen TCL Shifangchuizhi Industrial Technology Development Co., Ltd decreased from 5% to 0.45%. The additional registered capital of RMB 500,000,000 has not been funded as of the filing of this registration statement. Since the subscribed capital has not yet been paid as of the date of this report, there is no impact to the Company’s financial statements.

On June 18, 2019, a series of Supplemental VIE Agreements were signed to reflect the changes in the ownership percentage of Mr. Zhaobin Wen in Shenzhen HeZhong from 75% to 79.55% and the changes in aggregated ownership percentage of Mr. Zhaobin Wen and Guangdong Jinxunyuan Auto Leasing Co., Ltd from 95% to 99.55%.

Contractual Arrangements

The VIE Agreements enable the Company to (1) have power to direct the activities that most significantly affects the economic performance of the VIE, and (2) receive the economic benefits of the VIE that could be significant to the VIE. As PRC laws and regulations prohibit and restrict foreign ownership of internet value-added

HEZHONG INTERNATIONAL (HOLDING) LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — Nature of business and organization (cont.)

businesses, the Company operates its business, primarily through the VIE. As such, Shenzhen HeZhong is controlled through contractual arrangements in lieu of direct equity ownership by the Company. The material terms of the VIE Agreements are summarized as follows:

Exclusive Consultation and Service Agreement

Pursuant to the Exclusive Consultation and Service Agreement between WFOE and Shenzhen HeZhong, WFOE has the exclusive right to provide to Shenzhen HeZhong consultation and services related to, among other things, technology training and consultation, as well as business management consultation and services. WFOE has the exclusive ownership of intellectual property rights created as a result of the performance of this agreement. Shenzhen HeZhong agrees to pay WFOE an annual service fee, consisting of an annual fee of 95% of the after-tax net profit of Shenzhen HeZhong. Shenzhen HeZhong also negotiated a quarterly floating charge not exceeding the rest of the after-tax net profit of Shenzhen HeZhong. This agreement will remain effective for a term of 20 years and may be unilaterally extended by WFOE.

Exclusive Purchase Option Agreements

Pursuant to the Exclusive Equity Option Agreements among WFOE, Shenzhen HeZhong and the shareholders holding an aggregate of 95% of its equity interest (“Majority Shareholders”), the Majority Shareholders irrevocably grant WFOE an exclusive option to purchase, or have its designated person to purchase from them, at its discretion, to the extent permitted under PRC law, all or part of their equity interests and/or assets in Shenzhen HeZhong, and the purchase price shall be the lowest price permitted by applicable PRC law. The Majority Shareholders further undertake to pay to WFOE the portion of the purchase price WFOE paid in excess of the registered capital of Shenzhen HeZhong. Without the prior written consent of WFOE, Shenzhen HeZhong shall not amend its articles of association and bylaws, change the amount and structure of its registered capital, transfer or dispose of any of its assets, offer any loans or incur any debts, enter into any material contracts, engage in any merger or acquisition transactions, declare or distribute dividends, appoint or remove its directors. The Majority Shareholders agree, among other things, without prior written consent of WFOE, not to transfer, dispose of, pledge or cause the management to dispose of their equity interest in Shenzhen HeZhong, approve any merger or consolidation of Shenzhen HeZhong, replace any directors designated by WFOE. This agreement will remain effective till all of the equity interests and other assets of Shenzhen HeZhong have been transferred to WFOE and/or its designated person.

Voting Rights Proxy and Financial Supporting Agreements

Pursuant to Voting Rights Proxy and Financial Supporting Agreements among WFOE, Shenzhen HeZhong and the Majority Shareholders, each of the Majority Shareholders irrevocably undertakes to appoint WFOE as his/its attorney-in-fact to exercise all of his rights as a shareholder of Shenzhen HeZhong, including, but not limited to, the right to convene and attend shareholders’ meeting, vote on any resolution that requires a shareholder vote, such as appointment or removal of directors and other senior management, other voting rights pursuant to the then-effective articles of association, as amended, of Shenzhen HeZhong or provided by the PRC laws. In return, WFOE agrees to provide financial support to Shenzhen HeZhong and further agrees not to request for repayment of such financial support in the event Shenzhen HeZhong fails its ordinary course of business. Each proxy agreement has a term of 20 years and may be extended by WFOE and the other parties shall give their consent to such extension unconditionally. The Voting Rights Proxy and Financial Supporting Agreements enable the Company to control 95% of the voting power of Shenzhen HeZhong.

Equity Interest Pledge Agreements

Pursuant to the Equity Interest Pledge Agreements among WFOE, Shenzhen HeZhong and the Majority Shareholders, the Majority Shareholders pledge all of their respective equity interests in Shenzhen HeZhong to WFOE to guarantee the performance of their and Shenzhen HeZhong’s obligations under the Exclusive Consultation and Service Agreement, Exclusive Purchase Option Agreements, Voting Rights Proxy and Financial Supporting

HEZHONG INTERNATIONAL (HOLDING) LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — Nature of business and organization (cont.)

Agreement. WFOE has the right to collect dividends generated by the pledged equity interest during the term of the pledge. The Majority Shareholders also agree not to transfer the pledged equity interests or create or allow any new pledge or other encumbrance on the pledged equity interests during the term of the Equity Pledge Agreement unless otherwise approved by WFOE in writing, they will. In the event of default by Shenzhen HeZhong or the Majority Shareholders of contractual obligations under these agreements, WFOE is entitled to dispose of the pledged equity interests. The Equity Pledge Agreements shall remain effective till that the Majority Shareholders are no longer shareholders of Shenzhen HeZhong or the satisfaction of Shenzhen HeZhong’s contractual obligations under these agreements.

Based on these contractual arrangements, the Company consolidates the VIE in accordance with SEC Regulation S-X Rule 3A-02 and Accounting Standards Codification (“ASC”) topic 810 (“ASC 810”), Consolidation.

The accompanying consolidated financial statements reflect the activities of each of the following entities:

Name	Background	Ownership	Principal activities
HeZhong International (Hong Kong) Limited (“HeZhong HK”)	• A Hong Kong company • Incorporated on May 31, 2018	100%	Investment holding
Shenzhen Helizhong Enterprise Consulting Co. Ltd. (“WFOE”)	• A PRC limited liability company • Incorporated on September 13, 2018	100% owned by HeZhong HK	Consultancy and information technology support
Shenzhen HeZhong Fortune Finance and Investment Management Co., Ltd (“Shenzhen HeZhong”)	• A PRC limited liability company • Incorporated on August 14, 2015	VIE of the Company	An online marketplace connecting borrowers and investors

The following table sets forth the carrying value of the VIE’s assets, liabilities, which were included in the Company’s consolidated financial statements as of December 31, 2018, June 30, 2018, and June 30, 2017:

	December 31, 2018	June 30, 2018	June 30, 2017
	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$589,245	$1,164,032	$464,026
Accounts receivable, net	102,994	937,377	61,284
Prepayments	6,067,043	1,371,700	42,967
Other receivables and other current assets	394,189	238,447	143,488
Amount due from shareholder	220,280	—	—
Amount due from related party	—	542,221	—
Deferred IPO costs	464,654	—	—
Loan receivables	3,308,362	578,364	4,425,236
Loan receivable from employee	—	9,330,801	1,107,131
Total current assets	11,146,767	14,162,942	6,244,132
Other assets:
Property and equipment, net	79,883	71,562	1,800
Deferred tax assets	1,064,856	1,043,880	388,168
Total other assets	1,144,739	1,115,442	389,968
Total Assets	$12,291,506	$15,278,384	$6,634,100

HEZHONG INTERNATIONAL (HOLDING) LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — Nature of business and organization (cont.)

	December 31, 2018	June 30, 2018	June 30, 2017
	(Unaudited)
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:	—
Accounts payable	$357,417	$706,015	$—
Amount due to shareholder	—	47,085	1,893,103
Amounts due to related parties	—	65,061	1,173,468
Taxes payable	751,830	897,095	51,736
Payroll and welfare payable	596,860	800,638	172,599
Other payables	12,946	4,384	118,770
Loan payable	—	2,240,323	—
Total current liabilities	1,719,053	4,760,601	3,409,676
Total liabilities	$1,719,053	$4,760,601	$3,409,676
Net Assets	$10,572,453	$10,517,783	$3,224,424

Net operating revenue, income (loss) from operations, net income (loss), operating, investing and financing cash flows of the VIE that were included in the Company’s consolidated financial statements for the six months ended December 31, 2018 and 2017, and for the years ended June 30, 2018, and 2017are as follows:

	For the Six Months Ended December 31,		For the Years Ended June 30,
	2018	2017	2018	2017
	(Unaudited)	(Unaudited)
Total operating revenues, net	$11,149,291	$16,566,136	$34,399,362	$1,007,935
Income (loss) from operations	$360,825	$8,810,850	$5,636,557	$(1,111,029)
Net Income (loss)	$451,074	$6,721,316	$4,265,884	$(842,938)
Net Cash Provided by (Used in) Operating Activities	$(4,759,666)	$9,671,505	$3,379,220	$(1,126,454)
Net Cash Provided by (Used in) Investing Activities	$6,572,428	$(5,080,444)	$(4,452,265)	$(4,028,224)
Net Cash Provided by (Used in) Financing Activities	$(2,030,528)	$(2,698,425)	$1,756,724	$5,571,388

Note 2 — Summary of significant accounting policies

Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the Securities Exchange Commission (“SEC”).

Principle of consolidation

The consolidated financial statements include the accounts of the Company, its subsidiaries, and their VIE. All inter-company transactions and balances are eliminated upon consolidation.

HEZHONG INTERNATIONAL (HOLDING) LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of significant accounting policies (cont.)

Use of estimates and assumptions

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities including allowance for doubtful accounts, and disclosures of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the periods presented. Actual results could differ from these estimates. Significant accounting estimates reflected in the Company’s consolidated financial statements include: the Company’s ability to realize deferred tax assets, determinations of the useful lives of long-lived assets, estimates of allowance for doubtful accounts and valuation assumptions in performing asset impairment tests of long-lived assets.

Segment reporting

The Company’s management reviews the consolidated results when making decisions about allocating resources and assessing performance of the Company as a whole and hence, the Company has only one reportable segment. The Company does not distinguish between markets or segments for the purpose of internal reporting. The Company’s long-lived assets are substantially all located in the PRC and substantially all of the Company’s revenues are derived from within the PRC. Therefore, no geographical segments are presented.

Earnings (loss) per share

Basic income (loss) per share is computed by dividing net income (loss) attributable to the holders of ordinary shares by the weighted average number of ordinary shares outstanding during the year. Diluted income (loss) per share is calculated by dividing net income (loss) attributable to the holders of ordinary shares as adjusted for the effect of dilutive ordinary share equivalents, if any, by the weighted average number of ordinary shares and dilutive ordinary share equivalents outstanding during the period. However, ordinary share equivalents are not included in the denominator of the diluted earnings per share calculation when inclusion of such shares would be anti-dilutive, such as in a period in which a net loss is recorded.

Foreign currency translation and transaction

Transactions denominated in currencies other than the functional currency are translated into the functional currency at the exchange rates prevailing at the dates of the transaction. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency using the applicable exchange rates at the balance sheet dates. The resulting exchange differences are recorded in the statement of operations.

The reporting currency of the Company is the U.S. dollars (“$”) and the accompanying consolidated financial statements have been expressed in $. In addition, the Company’s operating entity maintain its books and records in their respective local currency, Renminbi (“RMB”), which is also the respective functional currency for each subsidiary as they are the primary currency of the economic environment in which each subsidiary operates.

In general, for consolidation purposes, assets and liabilities of its subsidiaries whose functional currency is not the $       are translated into $      , using the exchange rate on the balance sheet date. The equity denominated in the functional currency is translated at the historical exchange rate. Revenues and expenses are translated at average rates prevailing during the period. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component in the statements of comprehensive income (loss).

Cash flows are also translated at average translation rates for the periods, therefore, amounts reported on the statement of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheet.

HEZHONG INTERNATIONAL (HOLDING) LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of significant accounting policies (cont.)

Translation of amounts from RMB into $       has been made at the following exchange rates for the respective periods:

	December 31, 2018	June 30, 2018	June 30, 2017
Balance sheet items, except for equity accounts, as of	6.8755	6.6171	6.7793
	For the Six Months Ended December 31,		For the Year Ended June 30,
	2018	2017	2018	2017
Items in the statements of operations and comprehensive income (loss), and statements of cash flows	6.8585	6.6412	6.5023	6.8087

Fair value measurement

The accounting standard regarding fair value of financial instruments and related fair value measurements defines financial instruments and requires disclosure of the fair value of financial instruments held by the Company.

The accounting standards define fair value, establish a three-level valuation hierarchy for disclosures of fair value measurement and enhance disclosure requirements for fair value measures. The three levels are defined as follow:

•        Level 1 inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

•        Level 2 inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the assets or liability, either directly or indirectly, for substantially the full term of the financial instruments.

•        Level 3 inputs to the valuation methodology are unobserved and significant to the fair value.

The carrying amounts included in current assets and current liabilities, as well as long term assets, are reported in the consolidated balance sheets as approximate fair value because of the short period of time between the origination of such instruments and their expected realization and their current market rates of interest.

Revenue recognition

The Company is providing services for its online marketplace connecting borrowers and investors. The Company generates revenue from fees charged for loan facilitation and management service to borrowers and investors. Revenue is recognized when all of the following have occurred: (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred or services have been rendered, (iii) the price is fixed or determinable, and (iv) the ability to collect is reasonably assured.

There are three revenue streams within the Company’s operations: (i) transaction fees for origination services charged to borrowers of consumer loans and automobile loans, (ii) repayment management fees charged to borrowers for late payments on automobile loans prior to January 2018, and (iii) beginning in July 2018, loan assignment service fees charged to investors of consumer loans for the transfer of the loans they invest to new investors before maturity.

•     Consumer Loans

(1)     Transaction fees:

Transaction fees are paid by borrowers to the Company for loan origination services performed through its platform. These fees are recognized as a component of operating revenue when services are performed and all other revenue recognition criteria are met. The amount of these fees is based upon the loan amount and other terms of

HEZHONG INTERNATIONAL (HOLDING) LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of significant accounting policies (cont.)

the loan, including credit grade, maturity and other factors. These fees are non-refundable upon loan issuance. The Company has determined that it is not the investor or borrower in the loan origination and repayment process, but acts as an intermediary to match the investor with the borrower. Therefore, the Company does not record the loans receivable or payable arising from the loans facilitated between the investors and borrowers on its platform.

For consumer loans with maturity terms of 30 days or less:

For consumer loans with maturity terms of 30 days or less, interest and principal are due at maturity. The Company recognizes the transaction fees as revenues upon the facilitation of loans because the collection is reasonably assured due to its short-term nature and services have been performed. Borrowers of this type of consumer loan are required to pay the transaction fees at maturity.

For consumer loans with maturity terms of more than 30 days (i.e. terms of 90 days and 360 days):

For consumer loans with maturity terms of 90 days and 360 days, interest is due monthly and principal is due either equally monthly or at an agreed upon time. The Company recognizes consumer loan transaction fees as revenues over the loan term on the contractual transaction fees repayment due dates as stipulated in the loan service agreement. The table below provides a detailed analysis on the timing of revenue recognition for consumer loans that have terms of more than 30 days.

Types (By Loan Term)	Timing of Revenue Recognition	Due Date for the Transaction Fees
90 days	At the end of the same month of the date (“Due Date”) when the borrower is contractually required to pay the transaction fees as stated in the loan service agreement.	In three monthly instalments following the loan issuance date. Monthly payment is due on the monthly anniversary date of the loan issuance date.
360 days	Type 1: At the end of the same month of the Due Date as stated in the loan service agreement.	In one payment following the loan issuance date. Payment is due on the monthly anniversary date of the loan issuance date.
	Type 2: At the end of the same month of the Due Date as stated in the loan service agreement.	In three monthly instalments following the loan issuance date. Monthly payment is due on the monthly anniversary date of the loan issuance date.

The Company recognizes revenues over the loan term on the contractual transaction fees repayment due dates based on the following criteria:

a.      Persuasive evidence of an arrangement exists — when the loan agreement among the investor, the borrower, the Company and the guarantor is signed and the loan relation is established, an arrangement is considered exists.

b.      The arrangement fee is fixed or determinable — transaction fees payable to the Company is specified in the loan agreement.

c.      Delivery or performance has occurred — transaction fees are earned when the Company successfully match investors with borrowers. The completion of service is evident by the execution of loan contract.

d.      Collection is reasonably assured — for the loans with longer maturity term (i.e. product of 90 days and 360 days), the collectability is less reasonably assured based upon the Company’s historical experience, therefore, revenue is considered collectable only when the borrower is required to make the debt repayment.

HEZHONG INTERNATIONAL (HOLDING) LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of significant accounting policies (cont.)

(2)     Loan assignment service fees:

Since July 2018, the Company has generated a new revenue stream by offering loan assignment services to consume loan investors to facilitate early exit from loans before their maturity. A designated service fee is charged to former investors based on the principal amount due at the time the loan is successfully transferred to other investors on the online platform. The Company recognizes a loan assignment service fee upon the completion of the loan transfer. For the six months ended December 31, 2018, the Company recognized $187,059 in loan assignment service fees.

•     Automobile Loans

(1)     Transaction fees:

Transaction fees are paid by borrowers to the Company for loan origination services performed through its platform. The borrowers of automobile loans are required to pay the transaction fees upon the facilitation of the loans. The completion of service is evident by the execution of loan contract which states the transaction fees earned by the Company. The collection is reasonably assured as this type of loans requires collateral, which is sufficient to cover our transaction fee. The fees are recognized based on the loan amount and other types of services such as GPS installation and automobile inspection provided to the customers in accordance with the contracts. These fees are recognized as a component of operating revenues at the time of loan issuance since the Company has completed its performance obligation. These fees are non-refundable upon the issuance of loan.

(2)     Loan repayment management fees:

The Company recognizes loan repayment management fees for the automobile loans issued when late payments occur. The Company provided repayment services to ensure that the loan repayment process is handled smoothly through its online platform and to assist with the release of liens or collaterals if applicable. The Company charges a separate fee for loan repayment service, which is determined based upon an agreed percentage of the outstanding amount times the past due duration of the loan and is not refundable. Borrowers are obligated to pay the loan repayment management fee upon repayment of the loan. Loan repayment management fees are recognized upon the borrower paying the principal, interest and the Company’s management fees for the loan repayment service through its online platform. Since January 2018, we no longer charge loan repayment management fees to borrowers on automobile loans, given that our guarantor undertakes the repayment obligation for defaulted loans.

Business related taxes and surcharges

The Company was subject to value-added tax (“VAT”) at the rate of 3% and the related surcharge on revenue generated from services provided before April 30, 2018. The Company became a VAT general taxpayer and subject to VAT at 6% plus related surcharge on revenue generated from providing such services since May 1, 2018.

Incentives to investors

In order to incentivize investors, the Company provides cash incentives occasionally to qualified investors within a limited period of time. During the relevant incentive program period, the Company sets certain thresholds which an investor must meet in order to qualify for cash incentives. When qualified investments are made, applicable cash incentives are provided to the investor. These incentives amount are recognized as selling and marketing expenses. The incentive expenses for the years ended June 30, 2018 and 2017 were $4,359,671 and $218,940, respectively. The incentive expenses for the six months ended December 31, 2018 and 2017 were $997,534 and $2,255,540, respectively.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, and demand deposits. Cash and cash equivalents also consists of deposits at third party platform fund accounts which are unrestricted as to immediate withdrawal and use, and have original maturities of less than three months.

HEZHONG INTERNATIONAL (HOLDING) LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of significant accounting policies (cont.)

Accounts receivable

Accounts receivable represents the transaction fees earned from borrowers under the consumer loans and the automobile loans but have not yet collected. Accounts receivable are recorded at net realizable value consisting of the carrying amount less an allowance for uncollectable accounts as needed. The Company establishes a provision for doubtful accounts when there is objective evidence that the Company may not be able to collect amounts due. Management reviews the adequacy of the allowance for doubtful accounts on an ongoing basis, using historical collection trends and individual account analysis. The allowance is based on management’s best estimates of specific losses on individual customer exposures, as well as the historical trends of collections. Account balances are charged off against the allowance after all means of collection have been exhausted and the likelihood of collection is not probable.

The Company groups the accounts receivable according to the nature of the loan as follows:

1)      Consumer loan transaction fees receivables, and

2)      Automobile loan transaction fees receivables.

Shenzhen Dadi Xintong Guarantee Co., Ltd. (“Dadi”), a qualified guarantee service company, provides a guarantee of repayment for consumer loans and automobile loans facilitated through our online marketplace. However, the guarantee does not include the transactions fee due to the Company, the Company measures the allowance for doubtful accounts based upon aging of the receivables and recoverability of each grouping.

Consumer loan transaction fees receivables

The accounts receivable is due from borrowers for the loans facilitated by the Company, and even though the loans facilitated are with different maturities, for the purpose of computing allowance for doubtful accounts, the Company considered all consumer loan transaction fees receivables as homogenous because they are all fees related to short term loans to individual without collateral. This type of short term loans bears similar risk characteristics. The Company measured the allowance for doubtful accounts based on recoverability of the past-due status (less than 30 days, 30 to 90 days, 90 to 180 days, and over 180 days).

For each aging group, the Company determined the rate of bad debt by first determining the recovery percentage for each aging group based on the past collection. Then, it calculates the rate of bad debt by subtracting the recovery percentage. The table below summarized the measurement of allowance for doubtful accounts:

Overdue with subsequent repayment	Historical % of the total subsequent repayment out of outstanding balance	The rate of bad debt (1.00 – recovery percentage)	Provision percentage per Company’s policy
< 30 days	68%	32%	30%
30 – 90 days	22%	78%	70%
90 – 180 days	10%	90%	90%
> 180 days	0%	100%	100%

The Company selected January 31, 2018 as the period end to summarize the recovery percentage information and the period from July 1, 2017 to January 31, 2018 as the look back period used to determine the historical percentage of the total subsequent repayment when the Company performed the measurement analysis during the fiscal year ended June 30, 2018. The January 31, 2018 date is used as the measurement point because it allowed the Company to have a long enough period from its fiscal year ended June 30, 2017 to come up with sufficient historical data to analyse the recovery rate. Moreover, the large volume of transactions occurring in January 2018 also provided the Company a representable data population.

HEZHONG INTERNATIONAL (HOLDING) LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of significant accounting policies (cont.)

Automobile loan transaction fees receivables

The transaction fees are required to be paid by the borrowers upon the facilitation of loans and to be collected by Dadi on behalf of the Company. The fees to be remitted to the Company is stated in the loan contract executed among the borrower, investor, Dadi, as a guarantor, and the Company. Dadi is required to remit the transaction fees within 10 days after the quarterly review of the payable amount with the Company. The balance of automobile loan transaction fee receivables as of June 30, 2018 was all collected in the subsequent period. Considering the fact that there was a 100% of subsequent collection of outstanding balance per the historical data, the provision for doubtful accounts was $0 for the year ended June 30, 2018.

Pursuant to ASC 310-10-35-41, account balances are charged off against the allowance when the accounts receivables are deemed uncollectible. The Company deems the accounts receivables as uncollectible after all means of collection have been exhausted and the likelihood of collection is not probable. Based on historical experience, the Company records a charge-off against the allowance for doubtful accounts when the outstanding balance is 6 months (180 days) past due.

During the years ended June 30, 2018 and 2017, respectively, $2,818,926 and $0 of allowance for doubtful accounts was written off. During the six months ended December 31, 2018, and 2017, $747,182 and $56,461 of allowance for doubtful accounts was written off.

Allowance for doubtful accounts, which was solely related to consumer loans, was $693,317, $1,356,596 and $463,839 as of December 31, 2018, June 30, 2018 and June 30, 2017, respectively. (See Note 3).

Prepayments

Prepayments represented advance payments made to its vendors for certain prepaid services such as marketing and promotions services, advisory services, and rentals of Company’s office and technical services.

Other receivables and other current assets

Other receivables represented guarantee deposits with the Company’s service providers and rental security deposits, as well as advances to third party companies, and other current assets.

Deferred IPO costs

Pursuant to ASC 340-10-S99-1, IPO costs directly attributable to an offering of equity securities are deferred and would be charged against the gross proceeds of the offering as a reduction of additional paid-in capital. These costs include legal fees related to the registration drafting and counsel, consulting fees related to the registration preparation, SEC filing and print related costs, exchange listing costs, and IPO roadshow related costs. As of December 31, 2018, the Company did not conclude its IPO. Accordingly, the Company recorded a charge of $464,654 related to the IPO.

Property and equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method after consideration of the estimated useful lives. The estimated useful lives are as follows:

Useful Life
Office equipment and furnishing	3 – 5 years

The cost and related accumulated depreciation of assets sold or otherwise retired are eliminated from the accounts and any gain or loss is included in the consolidated statements of operations and comprehensive income (loss). Expenditures for maintenance and repairs are charged to earnings as incurred, while additions, renewals and betterment, which are expected to extend the useful life of assets, are capitalized. The Company also re-evaluates the periods of depreciation to determine whether subsequent events and circumstances warrant revised estimates of useful lives.

HEZHONG INTERNATIONAL (HOLDING) LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of significant accounting policies (cont.)

Impairment for long-lived assets

Long-lived assets, including property and equipment with finite lives are reviewed for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable. The Company assesses the recover-ability of the assets based on the non-discounted future cash flows the assets are expected to generate and recognize an impairment loss when estimated discounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. If an impairment is identified, the Company would reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flows approach or, when available and appropriate, to comparable market values. As of December 31, 2018, June 30, 2018 and June 30, 2017, no impairment of long-lived assets was recognized.

Research and development

Research and development costs, which include the salaries and benefits for the Company’s research and development department, and system development costs, are expended as incurred. For the years ended June 30, 2018 and 2017, research and development expense was $848,867 and $13,898, respectively. For the six months ended December 31, 2018 and 2017, research and development expense was $1,270,679 and $66,823, respectively.

Selling and marketing expenses

Selling and marketing expenses consist primarily of salaries and benefits, advertising, incentive to investors, and marketing promotion expenses. Promotion expenses represent expenses for placing advertisements on mobile application, websites and search engines. For the years ended June 30, 2018 and 2017, selling and marketing expenses were $16,684,722 and $544,250, respectively. For the six months ended December 31, 2018 and 2017, selling and marketing expenses were $4,889,379 and $4,965,522, respectively.

Employee benefits

PRC labor laws require the entities incorporated in China to pay to the local labor bureau a monthly contribution calculated at a stated contribution rate on the monthly basic compensation of qualified employees. The Company has no further commitments beyond its monthly contribution. The fair value of the employee benefits liabilities approximates their carrying value due to the short-term nature of these liabilities. Employee social benefits included as expenses in the accompanying consolidated statements of operations and comprehensive income (loss) amounted to $465,355 and $115,004 for the years ended June 30, 2018 and 2017, respectively. Employee social benefits included as expenses in the accompanying consolidated statements of operations and comprehensive income (loss) amounted to $304,825 and $179,043 for the six months ended December 31, 2018 and 2017, respectively.

Leases

A lease for which substantially all the benefits and risks incidental to ownership remain with the lessor is classified by the lessee as an operating lease. All leases of the Company are currently classified as operating leases. When a lease contains rent holidays, the Company records the total expenses on a straight-line basis over the lease term.

Income tax

The Company’s subsidiary and VIE in China are subject to the income tax laws of the relevant tax jurisdiction. No taxable income was generated outside the PRC for the years ended June 30, 2018 and 2017. The Company accounts for income tax in accordance with U.S. GAAP. Under the asset and liability method as required by this accounting standard, the recognition of deferred income tax liabilities and assets for the expected future tax consequences of temporary differences between the income tax basis and financial reporting basis of assets and liabilities. Provision for income taxes consists of taxes currently due plus deferred tax.

HEZHONG INTERNATIONAL (HOLDING) LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of significant accounting policies (cont.)

The charge for taxation is based on the results for the fiscal year as adjusted for items, which are non-assess-able or disallowed. It is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is accounted for using the asset and liability method with respect to temporary differences arising from between the carrying amount of assets and liabilities in the consolidated financial statements and the corresponding tax basis used in the computation of assess-able tax profit. Deferred tax liabilities are recognized for all future taxable temporary differences. Deferred tax assets are recognized to the extent that it is probable that taxable income will be available against which deductible temporary differences can be utilized. Deferred tax is calculated using tax rates that are expected to apply to the period when the asset is realized or the liability is settled.

Deferred tax is charged or credited in the consolidated statement of operations and comprehensive income (loss), except when it is related to items credited or charged directly to equity. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized upon examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. PRC tax returns filed in 2017 and 2016 are subject to examination by any applicable tax authorities. The Company had no uncertain tax position for the years ended June 30, 2018 and 2017.

VAT

The Company was subject to VAT at the rate of 3% and related surcharges on revenue generated from providing services before April 30, 2018. The Company became a VAT general taxpayer and was subject to VAT at the rate of 6% plus related surcharges on revenue generated for providing services since May 1, 2018. Entities that are VAT general taxpayers are allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities. Net VAT balance between input VAT and output VAT is recorded in tax payable. VAT payable balance is included in the taxes payable on the consolidated balance sheets.

Statutory reserve

The Company is required to make appropriations to certain reserve funds, comprising the statutory surplus reserve and the discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (“PRC GAAP”). Appropriations to the statutory surplus reserve are required to be at least 10% of the after-tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the entity’s registered capital. Appropriations to the discretionary surplus reserve are made at the discretion of the Board of Directors. The reserved amounts as determined pursuant to PRC statutory laws totaled $346,498, $301,391and $0 as of December31, 2018, June 30, 2018 and June 30, 2017 respectively.

Non-controlling Interest

Non-controlling interest mainly consists of an aggregate of 5% of the equity interests of Shenzhen HeZhong held by an entity. The non-controlling interests are presented in the consolidated balance sheets, separately from equity attributable to the shareholders of the Company. Non-controlling interests in the results of the Company are presented on the consolidated statement of operations as an allocation of the total income or loss for the year between non-controlling interest holders and the shareholders of the Company.

HEZHONG INTERNATIONAL (HOLDING) LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of significant accounting policies (cont.)

Share subdivision

On September 20, 2018, the Company’s shareholders approved a share subdivision of its issued and outstanding ordinary shares at a ratio of 10,000 for 1. Every issued and outstanding ordinary share was automatically converted into ten thousand issued and outstanding shares, with a change in par value from $1 per share to $0.0001 per share. All references made to share or per share amounts in the accompanying consolidated financial statements and applicable disclosures have been retroactively adjusted to reflect the 10,000 for 1 share subdivision.

Commitments and Contingencies

In the normal course of business, the Company is subject to contingencies, including legal proceedings and claims arising out of the business that relate to a wide range of matters, such as government investigations and tax matters. The Company recognizes a liability for such contingency if it determines it is probable that a loss has occurred and a reasonable estimate of the loss can be made. The Company may consider many factors in making these assessments including historical and the specific facts and circumstances of each matter.

Risks and Uncertainties

Credit risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents. As of December31, June 30, 2018 and June 30, 2017, $372,404, $92,558 and $22,973 were deposited with a bank located in the PRC, respectively. As of December 31, 2018, June 30, 2018 and June 30, 2017, $216,841, $1,071,474 and $441,053 were deposited with a third-party platform fund account located in the PRC, respectively. These balances are not covered by insurance. While management believes that these financial institutions and third-party fund holder are of high credit quality, it also continually monitors their credit worthiness.

Political and economic risk

The Company’s operations are located in the PRC. Accordingly, the Company’s business, financial condition, and results of operations may be influenced by the political, economic, and legal environments in the PRC, as well as by the general state of the PRC economy. The Company’s operations in the PRC are subject to special considerations and significant risks not typically associated with companies in North America and Western Europe. These include risks associated with, among others, the political, economic and legal environment, and foreign currency exchange. The Company’s results may be adversely affected by changes in the political, regulatory and social conditions in the PRC, and by changes in governmental policies or interpretations with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, and rates and methods of taxation, among other things.

Foreign currency exchange risk

The value of RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions and the foreign exchange policy adopted by the PRC government. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future. There remains significant international pressure on the PRC government to adopt a more flexible currency policy, which could result in greater fluctuation of the RMB against the U.S. dollar. The Company is a holding company and it relies on dividends paid by the Company’s operating subsidiaries in China for its cash needs. Any significant revaluation of the RMB may materially and adversely affect its liquidity and cash flows. To the extent that the Company needs to convert U.S. dollars into RMB for its operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount the

HEZHONG INTERNATIONAL (HOLDING) LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of significant accounting policies (cont.)

Company would receive. Conversely, if the Company decides to convert RMB into U.S. dollars for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount the Company would receive.

Variable Interest Entity

In the opinion of management, (i) the corporate structure of the Company is in compliance with existing PRC laws and regulations; (ii) the VIE Agreements are valid and binding, and do not result in any violation of PRC laws or regulations currently in effect; and (iii) the business operations of WFOE and the VIE are in compliance with existing PRC laws and regulations in all material respects.

However, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations. Accordingly, the Company cannot be assured that PRC regulatory authorities will not ultimately take a contrary view to the foregoing opinion of its management. If the current corporate structure of the Company or the VIE Agreements is found to be in violation of any existing or future PRC laws and regulations, the Company may be required to restructure its corporate structure and operations in the PRC to comply with changing and new PRC laws and regulations. In the opinion of management, the likelihood of loss in respect of the Company’s current corporate structure or the VIE Agreements is remote based on current facts and circumstances.

Restricted assets

The Company’s PRC VIE and subsidiary are restricted in their ability to transfer a portion of their net assets to the Company. The payment of dividends by entities organized in China is subject to limitations, procedures and formalities. Regulations in the PRC currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in China. The Company’s subsidiaries and its VIEs are also required to set aside at least 10% of its after-tax profit based on PRC accounting standards each year to its statutory reserves account until the accumulative amount of such reserves reaches 50% of its respective registered capital. The aforementioned reserves can only be used for specific purposes and are not distributable as cash dividends.

In addition, the Company’s operations and revenues are conducted and generated in China, all of the Company’s revenues being earned and currency received are denominated in RMB. RMB is subject to the foreign exchange control regulation in China, and, as a result, the Company may be unable to distribute any dividends outside of China due to PRC foreign exchange control regulations that restrict the Company’s ability to convert RMB into U.S. dollars.

Recently issued accounting pronouncements

In May 2014, the FASB issued Accounting Standards Update (ASU) No. 2014-09, Revenue from Contracts with Customers (Topic 606). This ASU will supersede the revenue recognition requirements in Topic 605, Revenue Recognition, and most industry-specific guidance, and creates guidance for when revenue should be recognized from the exchange of goods or services. ASU No. 2016-08 was issued in March 2016 to clarify the principal versus agent guidance in this new revenue recognition standard. ASU 2016-10 was issued in April 2016 to clarify the guidance on accounting for licenses of intellectual property and identifying performance obligations in the new revenue recognition standard. ASU 2016-12 was issued in May 2016 to clarify the guidance on transition, collect-ability, non-cash consideration and the presentation of sales and other similar taxes in the new revenue recognition standard. ASU 2016-20 was issued in December 2016 to make technical corrections and improvements on narrow aspects of this guidance. ASU No. 2015-14 was issued in August 2015 to defer the effective date of ASU 2014-09 for one year. In May 2016, the FASB issued ASU 2016-12, Revenue from Contracts with Customers (Topic 606): Narrow-Scope Improvements and Practical Expedients. The object is to address certain issues identified by the FASB-IASB Joint Transition Resource Group for Revenue Recognition. The amendments in this Update affect the guidance in Accounting Standards Update 2014-09, Revenue from Contracts with Customers (Topic 606), which is not yet effective. The effective date and transition requirements for the amendments in this Update are

HEZHONG INTERNATIONAL (HOLDING) LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of significant accounting policies (cont.)

the same as the effective date and transition requirements for Topic 606 (and any other Topic amended by Update 2014-09). Accounting Standards Update 2015-14, Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date, defers the effective date of Update 2014-09 by one year. The new standard permits adoption either by using (i) a full retrospective approach for all periods presented in the period of adoption or (ii) a modified retrospective approach with the cumulative effect of initially applying the new standard recognized at the date of initial application and providing certain additional disclosures. The new standard is effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period. To determine revenue recognition for arrangements that an entity determines are within the scope of Topic 606, the entity performs the following five steps: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the entity satisfies a performance obligation. Topic 606 also impacts certain other areas, such as the accounting for costs to obtain or fulfill contract. The standard also requires disclosure of the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers. As an “emerging growth company,” or EGC, the Company has elected to take advantage of the extended transition period provided in the Securities Act Section 7(a)(2)(B) for complying with new or revised accounting standards applicable to private companies. The amendments in this ASU are effective for annual reporting periods beginning after December 15, 2018, including interim periods beginning after December 15, 2019.

To determine revenue recognition for arrangements that an entity determines are within the scope of Topic 606, the entity performs the following five steps: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the entity satisfies a performance obligation. Topic 606 also impacts certain other areas, such as the accounting for costs to obtain or fulfill a contract. The standard also requires disclosure of the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers.

The Company has completed its initial analysis of Topic 606 and has concluded that the measurement of revenue and the timing of recognizing revenue is not expected to change. The Company plans to adopt Topic 606 using the modified retrospective method in the first quarter of fiscal 2019. Based on the Company’s analysis, it did not identify a material cumulative catch-up adjustment to the opening balance sheet of retained earnings on July 1, 2019. The Company’s future financial statements will include additional disclosures as required by Topic 606.

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842). Under the new guidance, lessees will be required to recognize the following for all leases (with the exception of short-term leases) at the commencement date: 1) A lease liability, which is a lessee’s obligation to make lease payments arising from a lease, measured on a discounted basis; and 2) A right-of-use asset, which is an asset that represents the lessee’s right to use, or control the use of, a specified asset for the lease term. The new lease guidance simplified the accounting for sale and leaseback transactions primarily because lessees must recognize lease assets and lease liabilities. Lessees will no longer be provided with a source of off-balance sheet financing. The amendments in this ASU are effective for fiscal years beginning after December 15, 2018, including interim periods within those years. The Company is evaluating this ASU and has not determined the effect of this standard on its ongoing financial reporting.

In January 2017, the FASB issued ASU No. 2017-01, Business Combinations (Topic 805): Clarifying the definition of a business. The amendments in this ASU is to clarify the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. The definition of a business affects many areas of accounting including acquisitions, disposals, goodwill, and consolidation. The amendments are effective for entities for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. Management does not believe the adoption of this ASU would have a material effect on the Company’s consolidated financial statements.

HEZHONG INTERNATIONAL (HOLDING) LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of significant accounting policies (cont.)

In May 2017, the FASB issued ASU 2017-09, Scope of Modification Accounting, which amends the scope of modification accounting for share-based payment arrangements and provides guidance on the types of changes to the terms or conditions of share-based payment awards to which an entity would be required to apply modification accounting under ASC 718. This ASU is effective for annual reporting periods, including interim periods within those annual reporting periods, beginning after December 15, 2017. The adoption of this ASU would not have a material effect on the Company’s consolidated financial statements.

In July 2017, the FASB issued ASU 2017-11, Earnings Per Share (Topic 260), Distinguishing Liabilities from Equity (Topic 480) and Derivatives and Hedging (Topic 815). The amendments in Part I of the Update change the reclassification analysis of certain equity-lined financial instruments (or embedded features) with down round features. The amendments in Part II of this Update re-characterize the indefinite deferral of certain provisions of Topic 480 that now are presented as pending content in the Codification, to a scope exception. The amendments in Part I of this Update are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. Early adoption is permitted for all entities, including adoption in an interim period. If an entity early adopts the amendments in an interim period, any adjustments should be reflected as of the beginning of the fiscal year that includes that interim period. The amendments in Part II of this Update do not require any transition guidance because those amendments do not have an accounting effect. The Company does not believe the adoption of this ASU would have a material effect on the Company’s consolidated financial statements.

In February 2018, the FASB issued ASU 2018-02, Income Statement — Reporting Comprehensive Income (Topic 220): Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income. The amendments in this Update affect any entity that is required to apply the provisions of Topic 220, Income Statement — Reporting Comprehensive Income, and has items of other comprehensive income for which the related tax effects are presented in other comprehensive income as required by GAAP. The amendments in this Update are effective for all entities for fiscal years beginning after December 15, 2018, and interim periods within those fiscal years. Early adoption of the amendments in this Update is permitted, including adoption in any interim period, (1) for public business entities for reporting periods for which financial statements have not yet been issued and (2) for all other entities for reporting periods for which financial statements have not yet been made available for issuance. The amendments in this Update should be applied either in the period of adoption or retrospectively to each period (or periods) in which the effect of the change in the U.S. federal corporate income tax rate in the Tax Cuts and Jobs Act is recognized. The Company does not believe the adoption of this ASU would have a material effect on the Company’s consolidated financial statements.

In August 2018, the FASB issued ASU 2018-13, “Fair Value Measurement (Topic 820): Disclosure Framework — Changes to the Disclosure Requirements for Fair Value Measurement” (“ASU 2018-13”). ASU 2018-13 removes, modifies and adds certain disclosure requirements in Topic 820 “Fair Value Measurement”. ASU 2018-13 eliminates certain disclosures related to transfers and the valuations process, modifies disclosures for investments that are valued based on net asset value, clarifies the measurement uncertainty disclosure, and requires additional disclosures for Level 3 fair value measurements. Adoption of this guidance is required for fiscal years and interim periods within those fiscal years, beginning after December 15, 2019. The Company is currently evaluating the impact ASU 2018-13 will have on its consolidated financial statements.

The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated balance sheets, statements of operations and comprehensive income (loss) and statements of cash flows.

HEZHONG INTERNATIONAL (HOLDING) LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 3 — Accounts receivable, net

	December 31, 2018	June 30, 2018	June 30, 2017
	(Unaudited)
Consumer loans	$781,512	$1,878,516	$525,123
Automobile loans	14,799	415,457	—
	796,311	2,293,973	525,123
Less: allowance for doubtful accounts	(693,317)	(1,356,596)	(463,839)
Total	$102,994	$937,377	$61,284

For the years ended June 30, 2018 and 2017, the provision for doubtful accounts was $3,765,667 and $461,839, respectively. For the six months ended December 31, 2018 and 2017, the provision for doubtful accounts was $241,429 and $167,952, respectively.

The following table sets forth the movement of allowance for doubtful accounts:

	December 31, 2018		June 30, 2018		June 30, 2017
	Consumer loans	Automobile loans	Consumer loans	Automobile loans	Consumer loans	Automobile loans
	(Unaudited)
Beginning	$1,356,596	$—	$463,839	$—	$—	$—
Additions during the year	241,429	—	3,765,667	—	461,839	—
Write-offs	(747,182)	—	(2,818,926)	—	—	—
Exchange rate difference	(157,526)	—	(53,984)	—	2,000	—
Balance	$693,317	$—	$1,356,596	$—	$463,839	$—

For the years ended June 30, 2018 and 2017, the Company charged off $2,818,926 and $NIL, respectively, of receivables that are more than 180 days past due as the collection was determined to be not probable. For the six months ended December 31, 2018 and 2017, the Company charged off $747,182 and $56,461, respectively.

Note 4 — Prepayments

Prepayments consist of the following:

	December 31, 2018	June 30, 2018	June 30, 2017
	(Unaudited)
Prepaid rent	$—	$—	$42,967
Prepaid promotion expenses	5,585,204	1,346,797	—
Prepaid other expenses	481,839	24,903	—
Total	$6,067,043	$1,371,700	$42,967

Note 5 — Other receivables and other current assets

Other receivables and other current assets consist of the following:

	December 31, 2018	June 30, 2018	June 30, 2017
	(Unaudited)
Deposits for service providers and rental deposit	$208,166	$229,854	$143,488
Deferred expenses	63,495	—
VAT receivable (input VAT)	56,798	—	—
Others	65,730	8,593	—
Total	$394,189	$238,447	$143,488

HEZHONG INTERNATIONAL (HOLDING) LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 6 — Loan receivables

As of June 30, 2017, the loan receivables of $4,425,236 represent temporary loans to unrelated parties. These loans were non-interest bearing and due on demand. The amounts were fully repaid in May 2018. As of June 30, 2018, the loan receivable of $578,364 represents demand loan receivable from a third-party guarantee company. The loan was non-interest bearing and due on demand. The amount was fully repaid in August 2018.

As of December 31, 2018, the loan receivables of $3,308,362 represent temporary loans to two unrelated parties. The loan of $1,512,129 to our third-party guarantee company was non-interest bearing and due on demand. The amount was fully repaid during April 2019. On July 1, 2018, the Company granted a revolving line of credit to an unrelated party with a maximum balance of $3,898,989 to meet its working capital needs. The term of the line of credit was from July 1, 2018 to July 1, 2019. The interest rate was 0% if repaid within six months, and 24% per annum if repaid beyond six months. A favorable interest term was granted to this unrelated party because the Company has a long-standing strategic relationship with this party which recommends the Company’s platform to its existing and potential customers. A total amount of $3,898,898 was loaned to the unrelated party during July and August 2018, and $2,102,665 was repaid to the Company during October to December 2018. As of December 31, 2018, the balance of the loan was $1,796,233, which was fully repaid from January to April 2019.

Note 7 — Loan receivable from employee

Loan receivable from employee represents the revolving line of credit granted by the Company to its employees in good standing and meeting certain criteria including service period, past performance to meet their personal needs. As of June 30, 2018, the loan receivable from employee was $9,330,801 which was fully repaid by the end of August 2018. During the six months ended December 31, 2018, no loan receivables from employee were occurred. As of December 31, 2018, the loan receivable from employee was $0.

As of June 30, 2018, and 2017, the loan receivable from employee was $9,330,801 and $1,107,131, respectively. This loan receivable including the related interest income was fully repaid in August 2018.

The interest income gained from loans to employee for the years ended June 30, 2018 and 2017 was $373,715 and $6,647, respectively. The interest income gained from loans to employee for the six months ended December 31, 2018 and 2017 was $0 and $146,864, respectively.

Note 8 — Property and equipment, net

Property and equipment consist of the following:

	December 31, 2018	June 30, 2018	June 30, 2017
	(Unaudited)
Office equipment and furniture	$106,989	$78,614	$3,147
Less: accumulated depreciation	(27,106)	(7,052)	(1,347)
Total	$79,883	$71,562	$1,800

Depreciation expense for the years ended June 30, 2018 and 2017 amounted to $5,705, and $797, respectively. Depreciation expense for the six months ended December 31, 2018 and 2017 amounted to $20,054, and$798, respectively.

HEZHONG INTERNATIONAL (HOLDING) LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 9 — Other payables

Other payables consist of the following:

	December 31, 2018	June 30, 2018	June 30, 2017
	(Unaudited)
Amount due to employees	$11,424	$—	$117,226
Others	1,522	4,384	1,544
Total	$12,946	$4,384	$118,770

Note 10 — Loan payable

As of June 30, 2018, the loan payable represents borrowings from an unrelated party for Company’s working capital needs. Pursuant to the loan agreement, the loan was payable in three years with no prepayment penalty. The interest rate was 0% if the repayment was made within six months, and an interest rate of 24% per annum would be charged if the repayment was made beyond six months. The Company repaid the loan in August 2018 which resulted in the balance of the loan payable as of December 31, 2018 being $0. The repayment was made within six months and no interest was charged.

Note 11 — Taxes

Income tax

Cayman Islands

The Company was incorporated in the Cayman Islands as an offshore holding company. Under the current laws of the Cayman Islands, the Company is not subject to tax on its income or capital gains and payments of dividends by the Company to its shareholders do not require a withholding tax.

Hong Kong

HeZhong HK was incorporated in Hong Kong and is subject to the Hong Kong profits tax rate at 16.5%.

PRC

The Company’s subsidiary and VIE incorporated in China are subject to the PRC Enterprise Income Tax (“EIT”) on taxable income in accordance with the relevant PRC income tax laws. The statutory EIT rate for companies operating in the PRC is 25%.

Income (loss) before tax consists of the following:

	For the Six Months Ended December 31,		For the Years Ended June 30,
	2018	2017	2018	2017
	(Unaudited)	(Unaudited)
PRC	$390,717	$8,951,771	$6,003,315	$(1,104,435)

The components of the income tax provision (benefit) are as follows:

	For the Six Months Ended December 31,		For the Years Ended June 30,
	2018	2017	2018	2017
	(Unaudited)	(Unaudited)
Current tax expense (benefit)	$—	$1,981,510	$2,395,042	$—
Deferred tax expense(benefit)	(60,357)	248,945	(657,611)	(261,497)
Total taxes expenses (Benefit)	$(60,357)	$2,230,455	$1,737,431	$(261,497)

HEZHONG INTERNATIONAL (HOLDING) LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 11 — Taxes (cont.)

The following table reconciles China statutory rates to the Company’s effective tax rate:

	For the Six Months Ended December 31,		For the Years Ended June 30,
	2018	2017	2018	2017
	(Unaudited)	(Unaudited)
Income (loss) before income tax	$390,717	$8,951,771	$6,003,315	$(1,104,435)
China income tax rate	25%	25%	25%	25%
Income tax expense (benefit) computed at statutory EIT rate	$97,679	$2,237,943	$1,500,829	$(276,109)
Reconciling items:
Non-deductible items in China	6,513	263	269,795	14,612
Addition tax benefit for research and development under PRC tax law	(164,549)	(7,751)	(33,193)	—
Total income tax expense (benefit)	$(60,357)	$2,230,455	$1,737,431	$(261,497)
Effective tax (benefit) rate	(15.45)%	24.92%	28.94%	23.68%

Deferred tax assets

According to PRC tax regulations, net operating losses can be carried forward to offset operating income for five years. Significant components of deferred tax assets were as follows:

	December 31, 2018	June 30, 2018	June 30, 2017
	(Unaudited)
Net operating loss carry forwards	$—	$—	$272,208
Provision for doubtful accounts	1,064,856	1,043,880	115,960
Deferred tax assets	$1,064,856	$1,043,880	$388,168

The Company believes that a valuation allowance is not deemed necessary for the deferred assets because there will be sufficient taxable income generated in future years based on the fact that the Company generated profits for the year ended June 30, 2018. Deferred tax benefits of $272,208 from net operating loss from prior years were fully utilized during the year ended June 30, 2018.

Taxes payable consisted of the following:

	December 31, 2018	June 30, 2018	June 30, 2017
	(Unaudited)
VAT tax payable	$—	$48,638	$45,292
Income tax payable	688,617	715,508	—
Other taxes payable	63,213	132,949	6,444
Total	$751,830	$897,095	$51,736

The Company evaluates the level of authority for each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. For the six months ended December 31, 2018 and 2017 and for the years ended June 30, 2017 and 2018, the Company had no unrecognized tax benefits.

HEZHONG INTERNATIONAL (HOLDING) LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 12 — Related party transactions and balances

The following is a summary of related parties’ balances as of December 31, 2018, June 30, 2018 and June 30, 2017:

	December 31, 2018	June 30, 2018	June 30, 2017
	(Unaudited)
Amount due from related party
Guangzhou Dulin E-commerce Co., Ltd(1)	$—	$542,221	$—

Amounts due to related parties
Zhongdexin (Guangzhou) Financial Leasing Co., Ltd(2)	$—	$65,061	$—
Baoli Wen(3)	—	—	1,173,468
	$—	$65,061	$1,173,468

Amount due from shareholder
Zhaobin Wen(4)	$220,280	$—	$—

Amount due to shareholder
Zhaobin Wen(4)	$—	$47,085	$1,893,103

____________

(1)      Guangzhou Dulin Electronic Commerce Co., Ltd. (“Dulin”) was 100% owned by Ms. Baoli Wen until May 2018. Ms. Baoli Wen is the sister of Mr. Zhaobin Wen, the shareholder and legal representative of Shenzhen HeZhong, and the shareholder and chairman of the Company. The receivable represents the borrowings by this related party without interest and payable on demand. During the year ended June 30, 2018, the gross amount lent to Dulin was $1,092,409 and the repayment from Dulin was $540,615, and the amount due from Dulin was $542,221 as of June 30, 2018. This receivable was fully collected in August 2018.

(2)      Mr. Lejun Xiong was a manager and a member of Management Committee of Zhongdexin (Guangzhou) Financial Leasing Co., Ltd (“ZDX”). Mr. Lejun Xiong is the Director of the Company’s Automobile Loan. He resigned from ZDX with all duties effectively on April 2, 2018, and ZDX ceased to be a related party. The Company has a promotion cooperation agreement with ZDX. As of April 2, 2018, the amount due to ZDX was $65,061 which primarily represents the promotion fee owed to ZDX. The balance was settled subsequently in August 2018.

(3)      Ms. Baoli Wen is the sister of Mr. Zhaobin Wen who is the shareholder and legal representative of Shenzhen HeZhong, owing 75% of the equity interest of Shenzhen HeZhong. The amount represents borrowings by the Company for working capital purpose and was due on demand without interest. During the year ended June 30, 2017, the gross amount of proceeds from Ms. Wen was $1,168,400, and the amount due to Ms. Wen was $1,173,468 as of June 30, 2017 which was fully repaid in the year ended June 30, 2018.

(4)      Mr. Zhaobin Wen, the shareholder and legal representative of Shenzhen HeZhong, owns 75% of the equity interest. As of June 30, 2018, the amount due to shareholder represented (i) advances to the Company for working capital purpose, which was interest free and due on demand, and (ii) the amount payable for the lease of office equipment. During the year ended June 30, 2017, the gross amount of proceeds from Mr. Wen, and the repayment by the Company was $4,873,982 and $2,977,807, respectively, and the amount due to Mr. Wen was $1,893,103 as of June 30, 2017 which was fully paid in the year ended June 30, 2018. During the year ended June 30, 2018 and 2017, the Company accrued rental fees of $36,734 and $11,236, respectively, to Mr. Wen for the lease of office equipment, which led to an amount due to Mr. Wen of $47,085 as of June 30, 2018.

          As of December 31, 2018, the amount due from Mr. Wen was $220,280. The receivable represented the interest free borrowings and was payable on demand. This receivable was collected in April 2019.

Related party transaction

During the period from July 1, 2017 to April 2, 2018, the Company accrued promotion fee of $64,281 to ZDX.

During the years ended June 30, 2018 and 2017, the Company accrued rental fee of $36,734 and $11,236, respectively, to Mr. Zhaobin Wen for the lease of office equipment.

During the six months ended December 31, 2018 and 2017, the Company accrued rental fee of $21,351 and $13,548, respectively, to Mr. Zhaobin Wen for the lease of office equipment.

HEZHONG INTERNATIONAL (HOLDING) LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 12 — Related party transactions and balances (cont.)

During the six months ended December 31, 2017 and June 30, 2018, Ms. Mianying Wu, mother of Mr. Zhaobin Wen, borrowed an amount of $3,075,835 and $1,537,917, respectively, from the Company with no interest bearing and payable on demand. The amount was fully settled before June 30, 2018, and there was no outstanding balance as of June 30, 2018.

During the six months ended December 31, 2018, Ms. Baoli Wen repaid $9,330,801 to the Company to settle a loan receivable from a non-executive employee with a balance of $9,330,801 as of June 30, 2018. Under a loan assignment agreement dated July 4, 2018 among the Company, the employee and Ms. Baoli Wen. Ms. Wen assumed the employee’s loan balance due to the Company and subsequently fully repaid in July and August 2018. As of December 31, 2018, the balance of loan receivable from employee was $0.

Note 13 — Equity

Capital Contribution

On March 11, 2016, August 24, 2016 and November 9, 2017, Mr. Zhaobin Wen, who owns 75% of the equity interest of Shenzhen HeZhong, contributed RMB10,000,000 (approximately $1.5 million), RMB10,000,000 (approximately $1.5 million) and RMB17,500,000 (approximately $2.6 million), respectively, as capital to Shenzhen HeZhong.

On November 21, 2016, Guangdong Jinxunyuan Auto Leasing Co., Ltd., who owns 20% of the equity interests of Shenzhen HeZhong, contributed RMB10,000,000 (approximately $1.5 million) as capital to Shenzhen HeZhong.

Statutory reserve

The Company is required to make appropriations to certain reserve funds, comprising the statutory surplus reserve and the discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (“PRC GAAP”). Appropriations to the statutory surplus reserve are required to be at least 10% of the after-tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the entity’s registered capital. Appropriations to the discretionary surplus reserve are made at the discretion of the Board of Directors. The reserved amounts as determined pursuant to PRC statutory laws totalled $346,498, $301,391 and $0 as of December 31, 2018, June 30, 2018 and June 30, 2017, respectively. Statutory reserve for six months ended December 31, 2018 was $45,107.

Under PRC laws and regulations, statutory surplus reserves are restricted to offset losses, expansion of production and operation and increasing registered capital of the respective company, and are not distributed other than upon liquidation. The reserves are not allowed to be transferred to the Company in terms of cash dividends, loans or advances, nor allowed for distribution except upon liquidation. Amounts restricted include the PRC subsidiaries’ paid-in capital and statutory reserves of the Company’s PRC subsidiaries totalling $7,475,513, $7,430,406 and $4,493,241 as of December 31, 2018, June 30, 2018 and June 30, 2017, respectively.

Ordinary shares

On May 22, 2018, 50,000 ordinary shares of the Company were issued to the participating shareholders in connection with the restructuring of the Company.

On September 20, 2018, prior to completion of its initial public offering, the existing shareholders of the Company agreed to reduce the issued ordinary shares from 50,000 shares to 5,000 shares by surrendering appropriate number of shares needed from each shareholder.

The Company then sub-divided the 5,000 issued ordinary shares of a par value of US $1.00 per share in the capital of the Company into 50,000,000 ordinary shares of a par value of US $0.0001 per share. Immediately after the restructuring, there were 490,000,000 and 50,000,000 ordinary shares authorized and issued, respectively, and there were 10,000,000 and none of preferred shares authorized and issued, respectively.

HEZHONG INTERNATIONAL (HOLDING) LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 13 — Equity (cont.)

The Company considered the above transactions as a 10,000 for 1 share subdivision of its ordinary shares of 50,000 ordinary shares resulting in 50,000,000 ordinary shares issued and outstanding prior to completion of its initial public offering. All shares and per share amounts used herein and in the accompanying consolidated financial statements have been retroactively restated to reflect the share subdivision.

On April 18, 2019, three existing shareholders of the Company surrendered an aggregate of 37,500,000 ordinary shares for no consideration. The ordinary shares issued and outstanding was reduced from 50,000,000 shares to 12,500,000 shares.

Restricted net assets

The Company’s ability to pay dividends is primarily dependent on the Company receiving distributions of funds from its subsidiary. Relevant PRC statutory laws and regulations permit payments of dividends by WFOE and Shenzhen HeZhong only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The results of operations reflected in the accompanying consolidated financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of WFOE and Shenzhen HeZhong. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by State Administration of Foreign Exchange.

As a result of the foregoing restrictions, WFOE and Shenzhen HeZhong are restricted in their ability to transfer their net assets to the Company. Foreign exchange and other regulation in the PRC may further restrict WFOE and Shenzhen HeZhong from transferring funds to the Company in the form of dividends, loans and advances. As of December 31, 2018 June 30, 2018 and June 30 ,2017, amounts restricted are the net assets of WFOE and Shenzhen HeZhong, which amounted to $10,572,453, $10,517,783 and $3,224,424, respectively.

Note 14 — Commitments and Contingencies

Contingencies

In the ordinary course of business, the Company may be subject to certain legal proceedings, claims, and disputes that arise from the business operations. Although the outcomes of these legal proceedings cannot be predicted, the Company does not believe these actions, in the aggregate, will have a material adverse impact on its financial position, results of operations or liquidity. As of December 31, 2018, the Company had no outstanding lawsuits nor claims.

Lease commitments

The Company’s commitments for minimum lease payment under these operating leases for office space, as well as the operating leases for office equipment, as of December 31, 2018, are as follow:

Ending December	Amount
2019	$847,876
2020	35,693
2021	1,180
$884,749

Rent expense and operating lease expense for office equipment for the years ended June 30, 2018, and 2017 were $800,542 and $199,920, respectively.

Rent expense and operating lease expense for office equipment for six months ended December 31, 2018, and 2017 were $378,540 and $363,562, respectively.

HEZHONG INTERNATIONAL (HOLDING) LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 15 — Subsequent events

The Company evaluated all events and transactions that occurred after December 31, 2018 up through the date the Company issued the consolidated financial statements.

On April 18, 2019, three existing shareholders of the Company surrendered an aggregate of 37,500,000 ordinary shares for no consideration. The ordinary shares issued and outstanding was reduced from 50,000,000 shares to 12,500,000 shares.

Note 16 — Condensed financial information of the parent company

The Company performed a test on the restricted net assets of consolidated subsidiary in accordance with Rule 4-08 (e)(3) of Regulation S-X, “General Notes to Financial Statements” and concluded that it was applicable to the Company; therefore, the financial statements for the parent company are included herein.

Shenzhen HeZhong did not pay any dividend to the Company for the periods presented. For the purpose of presenting parent only financial information, the Company records its investment in its subsidiary under the equity method of accounting. Such investment is presented on the separate condensed balance sheets of the Company as “Investment in subsidiary” and the income (loss) of the subsidiary is presented as “share of income (loss) of subsidiary”. Certain information and footnote disclosures generally included in financial statements prepared in accordance with U.S. GAAP have been condensed and omitted.

The Company did not have significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2018

HEZHONG INTERNATIONAL (HOLDING) LIMITED

PARENT COMPANY BALANCE SHEETS

	December 31, 2018	June 30, 2018	June 30, 2017
	(Unaudited)
Non-current assets
Investment in subsidiary	$10,326,998	$10,275,063	$3,224,424
Total assets	$10,326,998	$10,275,063	$3,224,424

LIABILITIES AND SHAREHOLDERS’ EQUITY

LIABILITIES	$—	$—	$—

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Preferred shares, $0.0001 par value, 10,000,000 shares authorized, none issued	—	—	—
Ordinary shares, $0.0001 par value, 490,000,000 shares authorized, 50,000,000 shares issued and outstanding as of June 30, 2018 and 2017*	5,000	5,000	5,000
Shares subscription receivables	(5,000)	(5,000)	(5,000)
Additional paid-in capital	7,129,015	7,129,015	4,493,241
Statutory reserves	346,498	301,391	—
Retained earnings (accumulated deficit)	3,266,963	2,883,550	(1,215,796)
Accumulated other comprehensive loss	(415,478)	(38,893)	(53,021)
Total shareholders’ equity	10,326,998	10,275,063	3,224,424

Total liabilities and shareholders’ equity	$10,326,998	10,275,063	3,224,424

____________

*        Giving retroactive effect to the 10,000 for 1 share subdivision effected on September 20, 2018

HEZHONG INTERNATIONAL (HOLDING) LIMITED

PARENT COMPANY STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

	For the Six Months Ended December 31,		For the Years Ended June 30,
	2018	2017	2018	2017
	(Unaudited)	(Unaudited)
EQUITY INCOME (LOSS) FROM SUBSIDIARY	$428,520	$6,720,740	$4,400,737	$(842,938)
NET INCOME (LOSS)	428,520	6,720,740	4,400,737	(842,938)
FOREIGN CURRENCY TRANSLATION ADJUSTMENTS	(376,585)	332,737	14,128	(29,350)
COMPREHENSIVE INCOME (LOSS) FROM SUBSIDIARY	$51,935	$7,053,477	$4,414,865	$(872,288)

HEZHONG INTERNATIONAL (HOLDING) LIMITED

PARENT COMPANY STATEMENTS OF CASH FLOWS

	For the Six Months Ended December 31,		For the Years Ended June 30,
	2018	2017	2018	2017
	(Unaudited)	(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$428,520	$6,720,740	$4,400,737	$(842,938)
Adjustments to reconcile net income (loss) to cash used in operating activities:
Equity (income) loss of subsidiary	(428,520)	(6,720,740)	(4,400,737)	842,938
Net cash used in operating activities	—	—	—	—
CHANGES IN CASH	—	—	—	—
CASH, beginning of period	—	—	—	—
CASH, end of period	$—	$—	$—	$—

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 6. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Under our post-offering memorandum and articles of association, which will become effective immediately prior to the completion of this offering, to the fullest extent permissible under Cayman Islands law every director and officer of our company shall be indemnified against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by him in connection with the execution or discharge of his duties, powers, authorities or discretions as a director or officer of our company, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by him in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere.

Pursuant to our offer letters to independent directors and employment agreements with executive officers, we will agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or executive officer.

The form of underwriting agreement to be filed as Exhibit 1.1 to this registration statement will also provide for indemnification of us and our officers and directors.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 7. RECENT SALES OF UNREGISTERED SECURITIES.

During the past three years, we have issued the following ordinary shares. We believe that each of the following issuances was exempt from registration under the Securities Act pursuant to Section 4(a)(2) of the Securities Act regarding transactions not involving a public offering. No underwriters were involved in these issuances of ordinary shares.

Purchaser	Date of Sale or Issuance	Number of Securities	Consideration
Quick Forward Limited	May 28, 2018	100,000,000	$10,000
HZ Innovation Limited	May 28, 2018	25,000,000	$2,500
HZ Better Innovation Limited	May 28, 2018	375,000,000	$37,500

On September 17, 2018, three existing shareholders of the Company surrendered an aggregate of 450,000,000 ordinary shares for no consideration.

On April 18, 2019, three existing shareholders of the Company surrendered an aggregate of 37,500,000 ordinary shares for no consideration.

ITEM 8. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

a) Exhibits

See Exhibit Index beginning on page II-6 of this registration statement.

The agreements included as exhibits to this registration statement contain representations and warranties by each of the parties to the applicable agreement. These representations and warranties were made solely for the benefit of the other parties to the applicable agreement and (i) were not intended to be treated as categorical statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate; (ii) may have been qualified in such agreement by disclosure that was made to the other party in connection with the negotiation of the applicable agreement; (iii) may apply contract standards of “materiality” that are different from “materiality” under the applicable securities laws; and (iv) were made only as of the date of the applicable agreement or such other date or dates as may be specified in the agreement.

We acknowledge that, notwithstanding the inclusion of the foregoing cautionary statements, we are responsible for considering whether additional specific disclosure of material information regarding material contractual provisions is required to make the statements in this registration statement not misleading.

b) Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the Consolidated Financial Statements or the Notes thereto.

ITEM 9. UNDERTAKINGS.

The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 6, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)    For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)    For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)    For the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(4)    For the purpose of determining any liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)     Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)    Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)   The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)   Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Guangzhou, Guangdong, People’s Republic of China, on July 3, 2019.

HEZHONG INTERNATIONAL (HOLDING) LIMITED
By:	/s/ Minlin Chen
	Name:	Minlin Chen
	Title:	Chief Executive Officer

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Minlin Chen	Chief Executive Officer and Director	July 3, 2019
Minlin Chen	(principal executive officer)
/s/ Larry Chin	Chief Financial Officer	July 3, 2019
Larry Chin	(principal financial and accounting officer)
/s/ Zhaobin Wen	Chairman	July 3, 2019
Zhaobin Wen

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933, the undersigned, the duly authorized representative in the United States of HeZhong International (Holding) Limited, has signed this registration statement or amendment thereto in Newark, Delaware on July 3, 2019.

Puglisi & Associates
By:	/s/ Donald J. Puglisi
	Name:	Donald J. Puglisi
	Title:	Managing Director

HEZHONG INTERNATIONAL (HOLDING) LIMITED
EXHIBIT INDEX

Exhibit Number	Description of Document
1.1**	Form of Underwriting Agreement
3.1*	Memorandum and Articles of Association of the Registrant, as currently in effect
3.2**	Form of Amended and Restated Memorandum and Articles of Association of the Registrant, as effective immediately prior to the completion of this offering
4.1**	Registrant’s Specimen Certificate for Ordinary Shares
5.1**	Opinion of Maples and Calder regarding the validity of the ordinary shares being registered
8.1**	Opinion of Maples and Calder regarding certain Cayman Islands tax matters (included in Exhibit 5.1)
8.2**	Opinion of Sichenzia Ross Ference LLP regarding certain U.S. tax matters
10.1*	Form of Employment Agreement between the Registrant and an executive officer of the Registrant
10.2*

English translation of Fund Depository and Business Cooperation Agreement, dated October 12, 2018, by and between Anhui Xin An Bank Co., Ltd. and Shenzhen HeZhong Fortune Finance and Investment Management Co., Ltd.

10.3*

English translation of Comprehensive Payment Service Agreement, dated as of July 26, 2017, as amended, by and between Shanghai Fuyou Payment Service Co. Ltd. and Shenzhen HeZhong Fortune Finance and Investment Management Co., Ltd.

10.4*

English translation of Business Cooperation Agreement, dated as of January 1, 2018, by and among Shenzhen Dadi Xintong Guarantee Co., Ltd., Shenzhen HeZhong Fortune Finance and Investment Management Co., Ltd. and Zhongdexin (Guangzhou) Financial Leasing Co., Ltd.

10.5*

Exclusive Consultation and Services Agreement, dated as of September 25, 2018, by and between Shenzhen Helizhong Enterprise Consulting Co., Ltd. and Shenzhen HeZhong Fortune Finance and Investment Management Co., Ltd.

10.6

Supplemental Exclusive Consultation and Services Agreement dated June 18, 2019 by and between Shenzhen Helizhong Enterprise Consulting Co., Ltd. and Shenzhen HeZhong Fortune Finance and Investment Management Co., Ltd

10.7*

Exclusive Purchase Option Agreement, dated as of September 25, 2018, by and among Shenzhen Helizhong Enterprise Consulting Co., Ltd., Zhaobin Wen and Shenzhen HeZhong Fortune Finance and Investment Management Co., Ltd.

10.8*

Exclusive Purchase Option Agreement, dated as of September 25, 2018, by and among Shenzhen Helizhong Enterprise Consulting Co., Ltd., Guangdong Jinxunyuan Auto Leasing Co., Ltd., Shenzhen HeZhong Fortune Finance and Investment Management Co., Ltd. and Daidi Chen

10.9

Supplemental Exclusive Purchase Option Agreement dated June 18, 2019 by and among Shenzhen Helizhong Enterprise Consulting Co., Ltd., Zhaobin Wen and Shenzhen HeZhong Fortune Finance and Investment Management Co., Ltd.

10.10*

Voting Rights Proxy and Financial Supporting Agreement, dated as of September 25, 2018, by and among Zhaobin Wen, Shenzhen Helizhong Enterprise Consulting Co., Ltd. and Shenzhen HeZhong Fortune Finance and Investment Management Co., Ltd.

10.11*

Voting Rights Proxy and Financial Supporting Agreement, dated as of September 25, 2018, by and among Guangdong Jinxunyuan Auto Leasing Co., Ltd., Shenzhen Helizhong Enterprise Consulting Co., Ltd, Shenzhen HeZhong Fortune Finance and Investment Management Co., Ltd. and Daidi Chen

10.12

Supplemental Voting Rights Proxy and Financial Supporting Agreement dated June 18, 2019 by and among Shenzhen Helizhong Enterprise Consulting Co., Ltd, Zhaobin Wen and Shenzhen HeZhong Fortune Finance and Investment Management Co., Ltd.

10.13*

Equity Interest Pledge Agreement, dated as of September 25, 2018, by and among Shenzhen Helizhong Enterprise Consulting Co., Ltd., Zhaobin Wen and Shenzhen HeZhong Fortune Finance and Investment Management Co., Ltd.

10.14*

Equity Interest Pledge Agreement, dated as of September 25, 2018, by and among Shenzhen Helizhong Enterprise Consulting Co., Ltd., Guangdong Jinxunyuan Auto Leasing Co., Ltd., Shenzhen HeZhong Fortune Finance and Investment Management Co., Ltd. and Daidi Chen

10.15

Supplemental Equity Interest Pledge Agreement dated June 18, 2019 by and among Shenzhen Helizhong Enterprise Consulting Co., Ltd, Zhaobin Wen and Shenzhen HeZhong Fortune Finance and Investment Management Co., Ltd.

Exhibit Number	Description of Document
10.16*

English translation of Cooperation Agreement, dated as of December 1, 2017, as supplemented, by and between Zhongdexin (Guangzhou) Financial Leasing Co., Ltd. and Shenzhen HeZhong Fortune Finance and Investment Management Co., Ltd.

10.17*

English translation of Business Cooperation Agreement, dated as of December 18, 2017, as supplemented, by and between Shenzhen Dadi Xintong Guarantee Co., Ltd. and Shenzhen HeZhong Fortune Finance and Investment Management Co., Ltd.

10.18*

English translation of Information Service Cooperative Agreement, dated as of November 13, 2017, by and between Shenzhen HeZhong Fortune Finance and Investment Management Co., Ltd. and Beijing Rongqiniu Information Technology Co., Ltd.

10.19*	Form of Independent Director Offer Letter
10.20**	Form of Indemnification Escrow Agreement
21.1*	Subsidiaries of the Registrant
23.1	Consent of Friedman LLP, Independent Registered Public Accounting Firm
23.2**	Consent of Maples and Calder (included in Exhibit 5.1)
23.3**	Consent of Grandway Law Offices (included in Exhibit 99.2)
23.4**	Consent of Sichencia Ross Ference LLP (included in Exhibit 8.3)
24.1*	Powers of Attorney (included on signature page to Registration Statement on Form F-1)
99.1**	Code of Business Conduct and Ethics of the Registrant
99.2	Opinion of Grandway Law Offices regarding certain PRC law matters
99.3*	Consent of Shenzhen Xindibiao Consulting Co., Ltd
99.4*	Consent of C. Richard Tong
99.5*	Consent of Harry D. Schulman
99.6*	Consent of Michael Panter

____________

*        Previously filed.

**      To be filed by amendment